Filed pursuant to Rule 424(b)(3)
File No. 333-117342

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

     QLT Inc. and Atrix Laboratories, Inc. have agreed to the merger of Atrix and QLT under the terms of a merger agreement. We are proposing the merger because we believe it will benefit the shareholders of both companies by creating a bio-pharmaceutical company with a stronger, growing and more diverse revenue base, a more robust commercial and clinical product pipeline, access to platform drug delivery technologies and the financial resources to create greater shareholder value than either company might achieve independently.

     When the merger is completed, the holders of Atrix common stock will be entitled to receive one QLT common share and U.S.$14.61 in cash for each share of Atrix common stock that they own (subject to possible adjustment as described on page 92 of this joint proxy statement/ prospectus), and the holders of Atrix preferred stock will be entitled to receive that number of QLT common shares and that amount of cash that they would have been entitled to receive if they had converted their preferred stock into common stock immediately before the merger. We estimate that QLT will issue approximately 23.2 million QLT common shares in the merger (excluding shares issuable upon exercise of outstanding Atrix options, but including shares issuable upon exercise of the outstanding Atrix warrant) and that immediately after the merger Atrix stockholders will hold approximately 25.0% of the then-outstanding QLT common shares, based on the number of QLT common shares and shares of Atrix capital stock outstanding on September 30, 2004. QLT common shares are traded on the NASDAQ National Market under the trading symbol “QLTI” and listed on the Toronto Stock Exchange under the trading symbol “QLT.” On October 13, 2004, QLT common shares closed at U.S.$15.45 per share as reported on the NASDAQ National Market. QLT shareholders will continue to own their existing shares, which will not be affected by the merger.

     It is a condition to completion of the merger that the Atrix stockholders adopt the merger agreement and approve the merger and the QLT shareholders approve the issuance of QLT common shares pursuant to the merger agreement. The obligations of QLT and Atrix to complete the merger are also subject to the satisfaction or waiver of several conditions, including receiving clearance from regulatory agencies. More information about QLT, Atrix and the merger is contained in this joint proxy statement/prospectus. We encourage you to read this joint proxy statement/prospectus, including the section entitled “Risk Factors” beginning on page 21 before voting.

     The board of directors of QLT has unanimously approved the merger agreement and the issuance of QLT common shares pursuant to the merger agreement. The board of directors of Atrix has unanimously approved the merger and the merger agreement. The QLT board of directors unanimously recommends that QLT shareholders vote “FOR” the proposal to approve the issuance of QLT common shares pursuant to the merger agreement. The Atrix board of directors unanimously recommends that Atrix stockholders vote “FOR” the proposal to adopt the merger agreement and approve the merger.

     QLT and Atrix have each scheduled special meetings in connection with the respective votes required. The dates, times and places of the meetings are as follows:

For QLT shareholders:	For Atrix stockholders:
9:00 a.m., Pacific time November 19, 2004 QLT Inc. 887 Great Northern Way Vancouver, British Columbia, Canada	10:00 a.m., Mountain time November 19, 2004 The Fort Collins Marriott 350 East Horsetooth Road Fort Collins, Colorado

     Your vote is very important. Whether or not you plan to attend your company’s special meeting, please take the time to vote by marking your votes on the enclosed proxy card, if you are an Atrix stockholder, or instrument of proxy, if you are a QLT shareholder, signing and dating it, and returning it to your company in the enclosed envelope.

Sincerely, Paul J. Hastings President and Chief Executive Officer QLT Inc.	Sincerely, David R. Bethune Chairman of the Board and Chief Executive Officer Atrix Laboratories, Inc.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     This joint proxy statement/prospectus is dated October 14, 2004, and is first being mailed to QLT shareholders and Atrix stockholders on or about October 18, 2004.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 19, 2004

To the Shareholders of QLT Inc.:

      NOTICE IS HEREBY GIVEN that a special meeting of Shareholders of QLT Inc. will be held at QLT’s offices at 887 Great Northern Way, Vancouver, British Columbia, Canada, on November 19, 2004, at 9:00 a.m., Pacific time, for the following purposes:

1. To consider and vote upon a proposal to approve the issuance of QLT common shares, pursuant to the Agreement and Plan of Merger, dated as of June 14, 2004 (the “merger agreement”), by and among QLT, Aspen Acquisition Corp., which is a wholly owned subsidiary of QLT, and Atrix Laboratories, Inc., all as more particularly described in the joint proxy statement/prospectus accompanying this notice.

2. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

      These items of business are described in the attached joint proxy statement/prospectus, which is a management information circular for purposes of Canadian securities laws. Only shareholders of record at the close of business on October 6, 2004, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof. It is a condition to the closing of the merger that the share issuance is approved by the affirmative vote of the holders of a majority of QLT common shares present or represented by proxy and voting at the special meeting.

      The board of directors of QLT unanimously recommends that you vote “FOR” approval of the issuance of QLT common shares pursuant to the merger agreement.

      Whether or not you plan to attend the special meeting, please sign, date and return the enclosed instrument of proxy. Executed proxies with no instructions indicated thereon will be voted “FOR” approval of the share issuance. Even if you have returned your instrument of proxy, you may still vote in person if you attend the special meeting. Please note, however, that if your shares are held of record by a brokerage firm, securities dealer, trust company, bank or other nominee and you wish to vote at the meeting, you must strike out the names of management’s representatives named in the instrument of proxy and insert your name in the blank space provided or, in the case of a voting instruction form, contact your intermediary. If you fail to return your instrument of proxy or to vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting.

By Order of the Board of Directors,

PAUL J. HASTINGS
President and Chief Executive Officer

Vancouver, British Columbia, Canada

October 14, 2004

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON NOVEMBER 19, 2004

To the Stockholders of Atrix Laboratories, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of Stockholders of Atrix Laboratories, Inc. will be held at The Fort Collins Marriott, 350 East Horsetooth Road, Fort Collins, Colorado, on November 19, 2004, at 10:00 a.m. Mountain time, for the following purposes:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of June 14, 2004 (the “merger agreement”), by and among QLT Inc., Aspen Acquisition Corp., which is a wholly owned subsidiary of QLT, and Atrix and approve the merger, pursuant to which Atrix will merge with a wholly owned subsidiary of QLT, each outstanding share of Atrix common stock will be converted into the right to receive one QLT common share and U.S.$14.61 in cash, and each outstanding share of Atrix Series A Convertible Exchangeable Preferred Stock will be converted into the right to receive that number of QLT common shares and that amount of cash that the holder of such share would have been entitled to receive if the holder had converted the share into Atrix common stock immediately prior to completion of the merger.

2. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

     These items of business are described in the attached joint proxy statement/prospectus. Only holders of record of shares of Atrix common stock at the close of business on October 6, 2004, the record date for the special meeting, are entitled to notice of and to vote at the special meeting and any adjournments or postponements of the special meeting. It is a condition to the closing of the merger that the merger agreement is adopted by the affirmative vote of the holders of a majority of the shares of Atrix common stock outstanding at the close of business on the record date.

     The board of directors of Atrix unanimously recommends that you vote “FOR” adoption of the merger agreement and approval of the merger.

     Under Delaware law, holders of Atrix common stock who do not vote in favor of the adoption of the merger agreement and approval of the merger and holders of Atrix Series A Convertible Exchangeable Preferred Stock will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the merger agreement and if they comply with the Delaware law procedures explained in the accompanying document. See “Dissent and Appraisal Rights” on page 144.

     Whether or not you plan to attend the special meeting, please sign, date and return the enclosed proxy card. Executed proxies with no instructions indicated thereon will be voted “FOR” adoption of the merger agreement and approval of the merger. Even if you have returned your proxy, you may still vote in person if you attend the special meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain from the record holder a proxy issued in your name. If you fail to return your proxy or to vote in person at the special meeting, your shares will not be counted for purposes of determining whether a quorum is present at the special meeting, and will effectively be counted as a vote against the adoption of the merger agreement and approval of the merger.

     Please do not send any certificates representing your Atrix stock at this time.

By Order of the Board of Directors,

DAVID R. BETHUNE
Chairman of the Board and Chief Executive Officer

Fort Collins, Colorado
October 14, 2004

ADDITIONAL INFORMATION

      This joint proxy statement/prospectus, which is a management information circular for purposes of Canadian securities laws, incorporates important business and financial information about QLT and Atrix from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page 148.

      QLT will provide you with copies of this information relating to QLT, without charge, upon written or oral request to:

QLT Inc.

887 Great Northern Way
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000
Attn: QLT Investor Relations

      In addition, you may obtain copies of the information relating to QLT, without charge, by sending an e-mail to ir@qltinc.com.

      Atrix will provide you with copies of this information relating to Atrix, without charge, upon written or oral request to:

Atrix Laboratories, Inc.

2579 Midpoint Drive
Fort Collins, Colorado 80525
(970) 482-5868
Attn: Investor Relations

      In addition, you may obtain copies of the information relating to Atrix, without charge, by sending an e-mail to ir@atrixlabs.com.

      In order for you to receive timely delivery of the documents in advance of the QLT and Atrix special meetings, QLT or Atrix should receive your request no later than November 12, 2004.

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QUESTIONS AND ANSWERS ABOUT THE TRANSACTION AND THE SPECIAL MEETINGS

General Questions and Answers

Q:	Why am I receiving this joint proxy statement/prospectus?

A:	QLT and Atrix have agreed to the merger of Atrix and QLT under the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, QLT shareholders are required to approve the issuance of QLT common shares pursuant to the merger agreement and Atrix stockholders must adopt the merger agreement and approve the merger.

QLT will hold a special meeting of its shareholders and Atrix will hold a special meeting of its stockholders to obtain these approvals. This joint proxy statement/ prospectus contains important information about the transaction and the special meetings, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your special meeting.

Your vote is important. We encourage you to vote as soon as possible.

Q:	Why are QLT and Atrix proposing the merger?

A:	We believe that the merger will benefit the shareholders of both companies by creating a biopharmaceutical company with a stronger, growing and more diverse revenue base, a more robust commercial and clinical product pipeline, access to platform drug delivery technologies and the financial resources to create greater shareholder value than either company might achieve independently. To review the reasons for the merger in greater detail, see pages 58 and 61.

Q:	What will happen in the transaction?

A:	QLT will acquire 100% of the outstanding stock of Atrix. A wholly owned subsidiary of QLT will merge with and into Atrix, following which Atrix will merge with and into another wholly owned subsidiary of QLT. The surviving corporation in this second merger will continue as a wholly owned subsidiary of QLT. The first merger is sometimes referred to in this joint proxy statement/prospectus as the “merger”, and both mergers are sometimes collectively referred to as the “mergers” or the “transaction.”

Q:	What will holders of Atrix common stock or Series A Convertible Exchangeable Preferred Stock receive in the merger?

A:	As a result of the merger, holders of Atrix common stock (other than holders who properly exercise their appraisal rights as described below) will be entitled to receive one common share of QLT and $14.61 in cash for each share of Atrix common stock they own (subject to possible adjustment as described on page 92 of this joint proxy statement/prospectus). Holders of Atrix Series A Convertible Exchangeable Preferred Stock (other than holders who properly exercise their appraisal rights as described below), which we refer to generally as Atrix preferred stock, will be entitled to receive the same number of QLT common shares and amount of cash that they would be entitled to receive pursuant to the merger agreement if they were to convert their shares into Atrix common stock immediately prior to the first merger.

Based on the number of QLT common shares and shares of Atrix capital stock outstanding on September 30, 2004 (excluding shares issuable upon exercise of outstanding Atrix options, but including shares issuable upon exercise of the outstanding Atrix warrant), we estimate that QLT will pay to the Atrix stockholders approximately $338 million and issue approximately 23.2 million common shares pursuant to the merger agreement. Immediately after the merger, the former holders of Atrix capital stock, in the aggregate, will own approximately 25.0% of the then outstanding QLT common shares, or 22.6% if we also assume that all of the QLT 3.0% Convertible Senior Notes due 2023 were converted to QLT common shares.

Example: If you currently own 100 shares of Atrix common stock, then as a result of the merger you will be entitled to receive 100 QLT common shares and $1,461 in cash.

Q:	Will Atrix stockholders be able to trade the QLT common shares that they receive in the merger?

A:	Yes, QLT common shares are currently listed on the NASDAQ National Market and the Toronto Stock Exchange, and it is a condition to completion of the merger that the QLT common shares to be issued pursuant to the merger agreement be listed on the NASDAQ National Market and the Toronto Stock Exchange.

The QLT common shares received pursuant to the merger agreement will be freely transferable under United States federal securities laws, except for common shares held by persons who are deemed to be “affiliates” (as defined under the United States Securities Act of 1933, or the Securities Act) of Atrix prior to the merger.

Q:	What will happen to QLT common shares in the merger?

A:	Nothing. Each QLT common share currently outstanding will remain outstanding as a QLT common share.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger as quickly as practicable. We currently expect that the merger will be completed shortly after the occurrence of the QLT and Atrix special meetings, provided the requisite approval of QLT shareholders and Atrix stockholders is obtained. However, because the merger is also subject to regulatory approvals and other closing conditions, some of which are beyond our control, we cannot predict the exact timing.

QLT Shareholder Questions and Answers

Q:	What am I being asked to vote on?

A:	QLT shareholders are being asked to approve the issuance of QLT common shares pursuant to the merger agreement, including the shares to be issued upon exercise of Atrix options to be assumed pursuant to the merger agreement and upon exercise of Atrix’s warrant, if still outstanding.

Q:	Where and when is the QLT special meeting?

A:	The QLT special meeting will take place at QLT’s offices at 887 Great Northern Way, Vancouver, British Columbia, Canada, on November 19, 2004, at 9:00 a.m., Pacific time.

Q:	What vote of QLT shareholders is required to approve the issuance of QLT common shares pursuant to the merger agreement?

A:	The affirmative vote of the holders of a majority of the QLT common shares present or represented by proxy and voting at the QLT special meeting is required to approve the issuance of QLT common shares pursuant to the merger agreement.

Q:	What constitutes a quorum at the QLT special meeting?

A:	At least two shareholders, two proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder entitled to vote at the special meeting, present in person at the beginning of the meeting and collectively holding or representing by proxy in the aggregate not less than 5% of the issued QLT common shares will constitute a quorum for the QLT special meeting.

Q:	Who can vote?

A:	Only shareholders who hold QLT common shares at the close of business on the record date, which is October 6, 2004, will be entitled to vote at the QLT special meeting.

Q:	How does the QLT board of directors recommend that I vote?

A:	The QLT board of directors unanimously recommends that QLT shareholders vote “FOR” the proposal to approve the issuance of QLT common shares pursuant to the merger agreement. For a more complete description of the recommendation of the QLT board of directors, see page 46.

Q:	How do I cast my vote?

A:	Carefully read and consider the information contained or incorporated by reference in this joint proxy statement/prospectus, including its annexes. You should also determine whether you hold your shares directly in your name as a registered shareholder or through a broker or other nominee, because this will determine the procedure that you must follow in order to vote. If you are a registered shareholder of QLT (that is, if you hold your QLT common shares in certificate form), you may vote in either of the following ways:

•	in person at the QLT special meeting;

•	by mail or facsimile — complete, sign and date the enclosed instrument of proxy and return it in the enclosed postage paid return envelope or by facsimile as soon as possible to QLT’s Registrar and Transfer Agent, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile number: within North America at (866) 249-7775 or outside North America at (416) 263-9524.

If you hold your shares through a broker or other nominee, (meaning that your shares are held in “street name”), you should instruct your broker or other nominee to vote your shares by following the instructions provided by your broker or other nominee. Please refer to those voting instructions to see if you may submit voting instructions by telephone or over the Internet. If your shares are held in street name and you want to vote in person at the QLT special meeting, you should follow the instructions provided by, or contact, your broker or other nominee.

Q:	What happens if I return my instrument of proxy but don’t indicate how to vote?

A:	If you properly return your instrument of proxy, but do not include instructions on how to vote, your shares will be voted “FOR” approval of the share issuance proposal. QLT’s management does not currently intend to bring any proposals to the QLT special meeting other than the share issuance proposal and does not expect any shareholder proposals. If other proposals requiring a vote of shareholders are brought before the QLT special meeting in a proper manner, the persons named in the enclosed instrument of proxy intend to vote the shares they represent in accordance with their best judgment.

Q:	What happens if I don’t return an instrument of proxy or otherwise don’t vote?

A:	Your failure to return your instrument of proxy or otherwise vote will mean that your shares will not be counted in determining whether or not the issuance of QLT common shares pursuant to the merger agreement is approved nor will your shares be counted toward determining whether a quorum is present at the QLT special meeting.

Q:	What does it mean if I receive more than one set of QLT proxy materials?

A:	This means that you own QLT common shares that are registered under different names. For example, you may own some shares directly as a shareholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the instruments of proxy and follow the instructions for any alternative voting procedures you receive in order to vote all of the shares you own. Each instrument of proxy you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each instrument of proxy in the return envelope that accompanies that instrument of proxy.

Q:	Can I change my vote after I have voted?

A:	Yes. You can change your vote at any time before your shares are voted at the QLT special meeting. If you are a registered QLT shareholder, you can do this in either of the following ways:

•	by voting in person at the QLT special meeting; or

•	by a written instrument stating that the proxy is revoked, signed and delivered as described under “The QLT Special Meeting — Voting; Proxies; Revocation” below.

If your shares are held in “street name,” you must contact your broker or other intermediary and follow the instructions provided to you in order to revoke your proxy.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A:	No. Your broker will not be able to vote your QLT common shares unless you have properly instructed your broker on how to vote. If you do not provide your broker with voting instructions, your shares may be considered present at the QLT special meeting for purposes of determining a quorum, but will not be included in the computation of any vote.

Q:	Am I entitled to dissent rights?

A:	No. Holders of QLT common shares do not have dissent rights in connection with the actions to be taken at the QLT special meeting.

Q:	What are the U.S. and Canadian federal income tax consequences of the transaction to a current holder of QLT common shares?

A:	There are none since the ownership of your shares in QLT will not be altered by the transaction. For a more detailed description of the U.S. and Canadian federal income tax consequences of the transaction, see “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 81 and “The Merger — Material Canadian Federal Income Tax Consequences,” beginning on page 85.

Q:	Who can help answer my questions about the transaction and the QLT special meeting?

A:	You may call QLT’s proxy solicitors and information agent, Georgeson Shareholder Communications, toll-free at 1-888-288-4571.

Atrix Stockholder Questions and Answers

Q:	What am I being asked to vote on?

A:	Holders of Atrix common stock are being asked to adopt the merger agreement and approve the merger.

Q:	Where and when is the Atrix special meeting?

A:	The Atrix special meeting will take place at The Fort Collins Marriott, 350 East Horsetooth Road, Fort Collins, Colorado, on November 19, 2004, at 10:00 a.m., Mountain time.

Q:	What vote of holders of Atrix common stock is required to adopt the merger agreement and approve the merger?

A:	The affirmative vote of the holders of at least a majority of the outstanding shares of Atrix common stock entitled to vote at the Atrix special meeting is required to adopt the merger agreement and approve the merger.

Q:	What constitutes a quorum at the Atrix special meeting?

A:	A majority of the outstanding shares of common stock entitled to vote at the Atrix special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business.

Q:	Who can vote?

A:	Only stockholders who hold Atrix common stock at the close of business on the record date, which is October 6, 2004, will be entitled to vote at the Atrix special meeting.

Q:	How does the Atrix board of directors recommend that I vote?

A:	The Atrix board of directors unanimously recommends that holders of Atrix common stock vote “FOR” adoption of the merger agreement and approval of the merger. For a more complete description of the recommendation of the Atrix board of directors, see page 50.

Q:	How do I cast my vote?

A:	Carefully read and consider the information contained or incorporated by reference in this joint proxy statement/prospectus, including its annexes. You should also determine whether you hold your shares directly in your name as a registered stockholder or through a broker or other nominee, because this will determine the procedure that you must follow in order to vote. If you are a registered holder of Atrix common stock (that is, if you hold your shares in certificate form), you may vote in any of the following ways:

•	in person at the Atrix special meeting — complete and sign the enclosed proxy card and bring evidence of your ownership of common stock with you to the special meeting (the evidence of your stock ownership will serve as your authorization to vote in person);

•	by mail — complete, sign and date the enclosed proxy card and return it in the enclosed postage paid return envelope as soon as possible to American Stock Transfer & Trust Co., 59 Maiden Lane, New York, New York 10038; or

•	by telephone or over the Internet — follow the instructions included with your proxy card. The deadline for voting by telephone or over the Internet is 11:59 p.m. Eastern time on November 18, 2004.

If you hold your shares through a broker or other nominee (meaning that your shares are held in “street name”), you should instruct your broker or other nominee to vote your shares by following the instructions provided by your broker or other nominee. Please refer to these voting instructions to see if you may submit voting instructions by telephone or over the Internet.

Q:	What happens if I return my proxy card but don’t indicate how to vote?

A:	If you properly return your proxy card, but do not include instructions on how to vote, your shares will be voted “FOR” adoption of the merger agreement and approval of the merger. Atrix’s management does not currently intend to bring any other proposals to the Atrix special meeting and does not expect any stockholder proposals. If other proposals requiring a vote of stockholders are brought before the Atrix special meeting in a proper manner, the persons named in the enclosed proxy card intend to vote the shares they represent in their discretion in accordance with their best judgment.

Q:	What happens if I abstain from voting on the proposal?

A:	If you return your proxy with instructions to abstain from voting on the proposal, your shares will be counted for purposes of determining whether a quorum is present at the special meeting. However, an abstention will have the legal effect of a vote “AGAINST” the proposal.

Q:	What happens if I don’t return a proxy card or otherwise don’t vote?

A:	Your failure to return your proxy card or otherwise vote will mean that your shares will not be counted towards determining whether a quorum is present at the Atrix special meeting, and will make it less likely that the required vote to adopt the merger agreement and approve the merger will be obtained. Failure to return your proxy card or otherwise vote will have the legal effect of a vote “AGAINST” the proposal to adopt the merger agreement and approve the merger.

Q:	What does it mean if I receive more than one set of proxy materials?

A:	This means that you own shares of Atrix common stock that are registered under different names. For example, you may own some shares directly as a stockholder of record and other shares through a broker, or you may own shares through more than one broker. In these situations, you will receive multiple sets of proxy materials. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedures in order to vote all of the shares you own. Each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanies that proxy card.

Q:	Can I change my vote after I have voted?

A:	Yes. You can change your vote at any time before your shares are voted at the Atrix special meeting. If you are a registered Atrix stockholder, you can do this in any of the following ways:

•	by sending a written notice to the attention of Investor Relations at Atrix’s principal executive office, 2579 Midpoint Drive, Fort Collins, Colorado 80525;

•	by completing and submitting a new, later-dated proxy card by mail at the address specified above for delivery of proxies by mail;

•	by voting by telephone after previously voting or submitting your proxy card;

•	by voting over the Internet after previously voting or submitting your proxy card; or

•	by attending the Atrix special meeting and voting in person.

If your shares are held in “street name,” you must contact your broker or other intermediary and follow the instructions provided to you in order to revoke your proxy.

Q:	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A:	No. Your broker will not be able to vote your shares unless you have properly instructed your broker on how to vote. If you do not provide your broker with voting instructions, your shares may be considered present at the Atrix special meeting for purposes of determining a quorum, but will have the legal effect of a vote “AGAINST” the proposal.

Q:	Am I entitled to appraisal rights?

A:	Yes. Under the General Corporation Law of the State of Delaware, holders of Atrix common stock who do not vote in favor of adopting the merger agreement and holders of Atrix preferred stock will have the right to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery if the merger is completed, but only if they submit a written demand for an appraisal prior to the vote on the adoption of the merger agreement and approval of the merger and they comply with the Delaware law procedures explained in this joint proxy statement/ prospectus.

Q:	What are the expected U.S. and Canadian federal income tax consequences of the transaction to a current holder of Atrix common stock or Atrix preferred stock (collectively, “Atrix capital stock”)?

A:	The transaction has been structured to qualify as a reorganization for U.S. federal income tax purposes, and QLT and Atrix are required to receive opinions from their respective counsel to the effect that the transaction will so qualify and that Section 367(a)(1) of the U.S. Internal Revenue Code of 1986, referred to in this joint proxy statement/prospectus as the “Code,” will not apply to a holder’s surrender of Atrix capital stock pursuant to the transaction (except in the case of an Atrix stockholder who (i) is or will be a “five percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and (ii) does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). Assuming that the transaction so qualifies, then, in general, an Atrix stockholder:

•	will recognize gain (but not loss) with respect to its Atrix capital stock in an amount equal to the lesser of (i) any gain realized with respect to such shares or (ii) the amount of cash received with respect to such shares (other than any cash received in lieu of a fractional QLT common share); and

•	will recognize gain (or loss) to the extent any cash received in lieu of a fractional QLT common share exceeds (or is less than) the basis of such fractional share.

In general, the conversion of Atrix capital stock into the right to receive QLT common shares and cash will not give rise to Canadian federal income tax for holders of Atrix capital stock.

Tax matters are very complicated, and the tax consequences of the transaction to an Atrix stockholder will depend on the facts of each stockholder’s own situation. We encourage each Atrix stockholder to read carefully the discussion in the section entitled “The Merger — Material U.S. Federal Income Tax Consequences,” beginning on page 81 and “The Merger — Material Canadian Federal Income Tax Consequences,” beginning on page 85 and to consult the stockholder’s own tax advisor for a full understanding of the tax consequences of the transaction.

Q:	Should I send in my Atrix stock certificates now?

A:	No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your Atrix stock certificates for QLT share certificates and cash. Please do not send in your Atrix stock certificates with your proxy.

Q:	Who can help answer my questions about the transaction and the Atrix special meeting?

A:	You may contact Investor Relations at Atrix at (970) 482-5868 or by email at ir@atrixlabs.com. You may also contact Atrix’s proxy solicitor, Morrow & Co., Inc., toll-free at 1-800-607-0088 or by email at Atrix.info@morrowco.com.

SUMMARY

      The following is a summary of information contained in this joint proxy statement/prospectus. This summary may not contain all of the information about the transaction that is important to you. For a more complete description of the transaction, we encourage you to read carefully this entire document, including the attached annexes. In addition, we encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about QLT and Atrix. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information.”

      Unless otherwise indicated, all dollar amounts in this joint proxy statement/prospectus are expressed in U.S. dollars.

The Companies

QLT Inc.

887 Great Northern Way
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

      QLT is a global bio-pharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies to treat eye diseases, cancer, dermatological and urological conditions. The company is a pioneer in the field of photodynamic therapy, or PDT, a minimally invasive medical procedure utilizing photosensitizers (light-activated drugs) to treat a range of diseases associated with rapidly growing tissues.

      Aspen Acquisition Corp. is a wholly owned subsidiary of QLT that was formed solely for the purpose of effecting the merger.

      Aspen Acquisition II Corp. is a wholly owned subsidiary of QLT that was formed solely for the purpose of effecting the second merger.

Atrix Laboratories, Inc.

2579 Midpoint Drive
Fort Collins, Colorado 80525
(970) 482-5868

      Atrix is a bio-pharmaceutical company focused on advanced drug delivery. With unique patented drug delivery technologies, Atrix is currently developing a diverse portfolio of products, including proprietary oncology and dermatology products. Atrix also forms strategic alliances with a variety of pharmaceutical and biotechnology companies to develop products utilizing Atrix’s various drug delivery systems and/or to commercialize its products. These strategic alliances include collaborative arrangements with Sanofi-Synthelabo, Inc., Fujisawa Healthcare, Inc., Sandoz Inc., Pfizer Inc., Aventis, Sosei Co. Ltd., MediGene AG and Yamanouchi.

The Merger (see page 54)

      QLT and Atrix have agreed to the merger of Atrix and QLT under the terms of the merger agreement that is described in this joint proxy statement/prospectus. We have attached the merger agreement as Annex A and encourage you to read it in its entirety.

      Under the terms of the merger agreement, Aspen Acquisition Corp., a wholly owned subsidiary of QLT, will merge with and into Atrix, following which Atrix will merge with and into Aspen Acquisition II Corp., another wholly owned subsidiary of QLT. If you are an Atrix stockholder, upon completion of the merger each of your shares of Atrix common stock will be converted into the right to receive one QLT common share and $14.61 in cash (subject to possible adjustment to preserve the expected U.S. federal income tax treatment of the transaction) and your shares of Atrix preferred stock will be converted into the right to receive that number of QLT common shares and that amount of cash that you would have been entitled to receive if you had converted your preferred stock into common stock immediately prior to the merger. We refer to the shares and cash to be paid to the holders of Atrix capital stock by QLT as the merger consideration. QLT shareholders will continue to own their existing shares, which shares will not be affected by the merger. Based on the $21.28 closing price of QLT common shares on the last trading day prior to announcement of the merger, the merger consideration represents an implied value for one share of Atrix common stock of $35.89. This implied value represents a premium of $7.87 per share, or 28.1%, over the

$28.02 closing price of Atrix common stock on the last trading day prior to announcement of the merger.

Recommendations of Boards of Directors (see pages 46 and 50)

QLT

      The QLT board of directors believes that the merger is in the best interests of QLT and its shareholders, and unanimously recommends that the QLT shareholders vote “FOR” approval of the issuance of QLT common shares pursuant to the merger agreement.

Atrix

      The Atrix board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and in the best interests of Atrix and its stockholders, and recommends that the holders of Atrix common stock vote “FOR” adoption of the merger agreement and approval of the merger.

Shareholders and Stockholders Entitled to Vote; Vote Required (see pages 46 and 50)

QLT Shareholders

      You can vote at the QLT special meeting if you owned QLT common shares at the close of business on October 6, 2004, the record date for the QLT special meeting. On that date, there were 69,599,190 QLT common shares outstanding and entitled to vote. On a show of hands, you have one vote and on a poll, you can cast one vote for each QLT common share that you owned on that date. Approval of the issuance of QLT common shares pursuant to the merger agreement requires the affirmative vote of the holders of a majority of the QLT common shares present or represented by proxy and voting at the QLT special meeting.

Atrix Stockholders

      You can vote at the Atrix special meeting if you owned Atrix common stock at the close of business on October 6, 2004, the record date for the Atrix special meeting. On that date, there were 21,347,958 shares of Atrix common stock outstanding and entitled to vote. You can cast one vote for each share of Atrix common stock that you owned on that date. Adoption of the merger agreement and approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Atrix common stock entitled to vote at the Atrix special meeting.

Opinions of Financial Advisors (see pages 64 and 72)

QLT

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, QLT’s exclusive financial advisor for the merger, has rendered a written opinion, dated June 14, 2004, to the QLT board of directors as to the fairness, from a financial point of view, to QLT of the merger consideration to be paid in the merger. The full text of the written opinion of Merrill Lynch is attached to this joint proxy statement/prospectus as Annex C. We encourage you to read the opinion carefully in its entirety to understand the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion. The opinion of Merrill Lynch was delivered to the QLT board of directors for its information and does not constitute a recommendation to any shareholder with respect to any matter relating to the merger. Pursuant to the terms of Merrill Lynch’s engagement, QLT has agreed to pay Merrill Lynch an aggregate fee of $4.25 million, of which $3.5 million is contingent upon the consummation of the merger.

Atrix

      Banc of America Securities LLC, financial advisor to Atrix, delivered to the Atrix board of directors a written opinion dated June 14, 2004, that, as of that date, and based upon and subject to the various assumptions and limitations set forth in the opinion, the merger consideration to be received by the holders of Atrix common stock in the proposed merger was fair from a financial point of view to these holders. The full text of Banc of America’s written opinion is attached to this joint proxy statement/prospectus as Annex B. We encourage you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Banc of America Securities’ opinion was delivered to the Atrix board of directors for its information and does not constitute a recommendation to any stockholder as to any matters relating to the merger. Under terms of Banc of America Securities’ engagement, Atrix has agreed to pay Banc of America Securities a cash fee equal to 0.55% of the aggregate consideration payable in the merger (net of a $100,000 fee previously paid to Banc of America Securities under the engagement letter). This net fee would be approximately $4.6 million based on the value of the aggregate consideration payable in the merger as of June 11, 2004. Under the engagement letter, Atrix may also, in its sole and absolute discretion, pay Banc of America Securities an additional incentive fee of up to 0.20% of the aggregate consideration payable in the merger. This incentive fee would be up to approximately $1.7 million based on the value of the aggregate consideration payable in the merger as of June 11, 2004. Payment of both such fees is contingent upon completion of the merger.

Source and Amount of Funds

      Based on the number of shares of Atrix capital stock outstanding on September 30, 2004 (excluding shares issuable upon exercise of outstanding Atrix options, but including shares issuable upon exercise of the outstanding Atrix warrant), QLT expects to pay approximately $338 million in cash to holders of Atrix capital stock in the merger. This payment will come from QLT’s existing working capital.

Ownership of QLT after the Merger

      Based on the number of shares of Atrix capital stock outstanding on September 30, 2004 (excluding shares issuable upon exercise of outstanding Atrix options, but including shares issuable upon exercise of the outstanding Atrix warrant), QLT expects to issue approximately 23.2 million QLT common shares in the merger. Based on this number and the number of QLT common shares outstanding on September 30, 2004, after completion of the merger, former Atrix stockholders will own approximately 25.0% of the then outstanding QLT common shares. If we also assume that all of the 3.0% Convertible Senior Notes due 2023 were converted to QLT common shares, the former holders of Atrix capital stock, in the aggregate, would own approximately 22.6% of the then outstanding QLT common shares.

Share Ownership of Directors and Executive Officers of QLT and Atrix

      At the close of business on the record date for the QLT special meeting, directors and executive officers of QLT and their affiliates beneficially owned and were entitled to vote approximately 524,380 QLT common shares, collectively representing approximately 0.75% of the 69,599,190 QLT common shares outstanding on that date.

      At the close of business on the record date for the Atrix special meeting, directors and executive officers of Atrix and their affiliates beneficially owned and were entitled to vote approximately 314,624 shares of Atrix common stock, collectively representing approximately 1.47% percent of the 21,347,958 shares of Atrix common stock outstanding on that date.

Interests of Certain Persons in the Merger (see page 88)

      When considering the Atrix board of directors’ recommendation that the Atrix stockholders vote in favor of the adoption of the merger agreement and approval of the merger, Atrix stockholders should be aware that some directors and executive officers of Atrix may have interests in the merger that may be different from, or in addition to, the interests of Atrix stockholders.

      The Atrix board of directors knew about these additional interests, and considered them, among other matters, when it approved the merger agreement and the merger.

Listing of QLT Common Shares and Delisting of Atrix Common Stock (see pages 87 and 88)

      QLT will apply to have the QLT common shares issued in the merger approved for listing on the NASDAQ National Market, where QLT common shares currently are traded under the symbol “QLTI,” and QLT has been granted conditional approval to have the shares listed on the Toronto Stock Exchange, where QLT common shares currently are listed under the symbol “QLT.” If the merger is completed, Atrix common stock will no longer be listed on the NASDAQ National Market and will be deregistered under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and Atrix will no longer file periodic reports with the SEC.

Dissent and Appraisal Rights (see page 144)

QLT

      Under applicable British Columbia law, QLT shareholders will not have dissent rights in connection with the issuance of QLT common shares pursuant to the merger agreement.

Atrix

      Holders of Atrix capital stock who do not wish to accept the consideration payable pursuant to the merger may seek, under Section 262 of the General Corporation Law of the State of Delaware, judicial appraisal of the fair value of their shares by the Delaware Court of Chancery. This value could be more or less than or the same as the merger consideration for the Atrix capital stock. This right to appraisal is subject to a number of restrictions and technical requirements, as described in the section entitled “Dissent and Appraisal Rights” on page 144 of this joint proxy statement/prospectus.

      Merely voting against the merger will not preserve your right to appraisal under Delaware law. Also, because a submitted proxy not marked “against” or “abstain” will be voted “FOR” the proposal to adopt the merger agreement and approve the merger, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Atrix stockholders who hold shares in the name of a broker or other nominee, must instruct their nominee to take the steps necessary to enable them to demand appraisal for their shares. If you or your nominee fails to follow all of the steps required by Section 262, you will lose your right of appraisal.

      Annex D to this joint proxy statement/ prospectus contains the full text of Section 262, which relates to the right of appraisal. We encourage you to read these provisions carefully and in their entirety.

Conditions to Completion of the Merger (see page 93)

      Completion of the merger depends on a number of conditions being met (which are further described on pages 93 to 95), including:

•	receipt of the required approvals from QLT shareholders and Atrix stockholders;

•	absence of breaches of the representations and warranties in the merger agreement which result in a material adverse effect on the representing party;

•	material performance of each party’s obligations under the merger agreement;

•	receipt of opinions by QLT and Atrix from their respective tax counsel that the merger will qualify as a reorganization under the Code;

•	approval for listing of the QLT common shares to be issued in the merger on the NASDAQ National Market and the Toronto Stock Exchange; and

•	absence of any law prohibiting the merger and of certain types of governmental orders or proceedings.

      Where legally permissible, a party may elect to waive a condition to its obligation to complete the merger even though that condition has not been satisfied. However, the tax opinion condition cannot be waived without the receipt of further QLT shareholder and Atrix stockholder approval.

No Solicitation by Atrix (see page 100)

      The merger agreement contains restrictions on the ability of Atrix to solicit, knowingly facilitate or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in Atrix. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances, if Atrix receives an acquisition proposal from a third party that is superior to the merger or that the Atrix board of directors reasonably believes could lead to a superior proposal, Atrix may furnish nonpublic information to that third party and engage in negotiations with it. Even if Atrix receives a proposal from a third party that is superior to the merger, QLT may require Atrix to hold the Atrix special meeting to consider the merger.

Termination of the Merger Agreement (see page 105)

      QLT and Atrix, by action of their respective boards of directors, may mutually agree to terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after the vote of Atrix stockholders or QLT shareholders. In addition, either company could decide, without the consent of the other, to terminate the merger agreement in a number of situations, including:

•	the merger is not completed by December 15, 2004 (which may be extended to February 15, 2005 under some circumstances);

•	a court or governmental authority permanently prohibits completion of the merger;

•	the required approval of QLT shareholders or Atrix stockholders is not obtained at the applicable special meeting;

•	the board of directors of the other party withdraws or adversely modifies its recommendation described in this joint proxy statement/prospectus (QLT may also terminate if the Atrix board of directors recommends another acquisition proposal); or

•	the other party breaches its representations, warranties, covenants or agreements in the merger agreement, which results in an uncurable failure of one of the conditions to completion of the merger being satisfied.

Termination Fee and Expenses (see pages 106 and 107)

      The merger agreement provides that Atrix may be required to pay QLT a termination fee of $25 million in a number of circumstances, including termination by QLT following the Atrix board of directors’ withdrawal or adverse modification of its recommendation of the merger, or in certain circumstances where Atrix is acquired by another company or enters into an agreement to be acquired by another company. The merger agreement also provides that a party may be obligated to reimburse up to $2 million of the other party’s expenses in a number of circumstances.

Atrix Stock Options and Employee Stock Purchase Plan (see pages 103 and 104)

      Upon completion of the merger, options to purchase shares of Atrix common stock will be assumed by QLT and become options to purchase QLT common shares. The exchange ratios and exercise prices will be determined pursuant to the merger agreement. In general, each option that is outstanding immediately prior to the merger will be amended so that immediately before the merger is completed it vests and becomes fully exercisable. It is expected that immediately following completion of the merger, Atrix’s nonqualified stock options will be amended so that they are exercisable for a period of one year (or, if earlier, until expiration of the Atrix option’s term) following the date of termination of the option holder’s position with Atrix, if the option holder is terminated within 12 months after the merger (other than in the case of termination of employees and consultants for cause). QLT will assume the Atrix stock option plans at the effective time of the merger so that the option pool currently available for grants under the plans may be used by QLT for future option grants to Atrix employees after the merger. Atrix has agreed to stop issuing shares under its employee stock purchase plan.

Atrix Warrant (see page 92)

      There is currently outstanding a warrant to purchase one million shares of Atrix common stock. If this warrant is still outstanding upon completion of the merger, it will be assumed by QLT in accordance with its terms.

Material U.S. Federal Income Tax Consequences of the Merger and of Owning and Disposing of QLT Common Shares (see pages 82 and 84)

      We expect the transaction to be treated as a reorganization for U.S. federal income tax purposes, and it is a condition to the completion of the merger that QLT receive an opinion from its counsel, Latham & Watkins LLP, and Atrix receive an opinion from its counsel, Morrison & Foerster LLP, to the effect that the transaction will so qualify and that Section 367(a)(1) of the Code will not apply to a holder’s surrender of Atrix capital stock pursuant to the transaction (except in the case of an Atrix stockholder who (i) is or will be a “five percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and (ii) does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). If these opinions are not rendered, QLT and Atrix will not complete the merger unless further approval of the Atrix stockholders and the QLT shareholders is obtained with appropriate disclosure. Assuming that the transaction so qualifies, then, in general, an Atrix stockholder:

•	will recognize gain (but not loss) with respect to its Atrix capital stock in an amount equal to the lesser of (i) any gain realized with respect to such shares or (ii) the amount of cash received with respect to such shares (other than any cash received in lieu of a fractional QLT common share); and

•	will recognize gain (or loss) to the extent any cash received in lieu of a fractional QLT common share exceeds (or is less than) the basis of such fractional share.

      No gain or loss will be recognized by QLT, Atrix or QLT shareholders as a result of the merger.

      Subject to certain rules, the gross amount of dividends paid to U.S. Holders (defined below in “The Merger — Material U.S. Federal Income Tax Consequences”) of QLT common shares (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income to U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability.

      For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale or exchange of QLT common shares in an amount equal to the difference between the amount realized for the QLT common shares and the U.S. Holder’s basis in the common shares. This gain or loss will be capital gain or loss to a U.S. Holder that holds QLT common shares as a capital asset and generally will be treated as U.S. source gain or loss. Capital gains of noncorporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      Tax matters are very complicated and the U.S. federal income tax consequences of the transaction and ownership and disposition of QLT common shares will depend on the facts of your own situation. For a more complete description of certain U.S. federal income tax consequences of the transaction and ownership and disposition of QLT common shares that will be acquired by Atrix stockholders upon completion of the merger, see “The Merger — Material U.S. Federal Income Tax Consequences” beginning on page 81. We encourage you to consult your own tax advisor for a full understanding of the U.S. federal income tax consequences of the transaction and ownership and disposition of QLT common shares.

Material Canadian Federal Income Tax Consequences (see page 85)

      The transaction will have no Canadian federal income tax consequences to QLT shareholders.

      The conversion of Atrix capital stock into the right to receive QLT common shares and cash pursuant to the merger will not, in general, give rise to Canadian tax for holders of Atrix capital stock who are not and who are not deemed to be resident in Canada. Dividends paid or credited to holders of QLT common shares who are not and who are not deemed to be resident in Canada are subject to a Canadian withholding tax of 25%. Under the Canada-United States Income Tax Convention (1980), the rate of that withholding tax is generally reduced to 15% for shareholders resident in the United States. Assuming that the QLT common shares are not “taxable Canadian property”, any capital gain realized on a disposition of those shares will not be subject to tax in Canada.

      Tax matters are very complicated and the Canadian federal income tax consequences of the merger and ownership and disposition of QLT common shares will depend on the facts of your own situation. For the opinion of Farris, Vaughan, Wills & Murphy, counsel to QLT, as to the material Canadian federal income tax consequences of the merger and ownership and disposition of QLT common shares that will be acquired by Atrix stockholders upon completion of the merger, see “The Merger — Material Canadian Federal Income Tax Consequences” beginning on page 85. We encourage you to consult your own tax advisor for a full understanding of the Canadian federal income tax consequences of the merger.

Comparison of Rights of Atrix Stockholders and QLT Shareholders (see page 123)

      The conversion of Atrix capital stock into the right to receive QLT common shares (in addition to cash) in the merger will result in a difference between the rights of Atrix stockholders, which are governed by the General Corporation Law of the State of Delaware and the Atrix certificate of incorporation and bylaws, and their rights as QLT shareholders, which will be governed by the Business Corporations Act (British Columbia) and the QLT notice of articles and articles.

Accounting Treatment (see page 87)

      QLT will account for the merger under the purchase method of accounting for business combinations under United States generally accepted accounting principles, which we refer to as U.S. GAAP, and Canadian generally accepted accounting principles, which we refer to as Canadian GAAP.

Regulatory Matters Related to the Merger (see page 81)

      The merger is subject to discretionary review by the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission to determine whether it is in compliance with applicable antitrust laws. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 prohibits us from completing the merger until we have furnished certain information and materials to the Antitrust Division of the Department of Justice and the Federal Trade Commission, and the required waiting period has ended. Both Atrix and QLT filed the required notification and report forms on June 24, 2004. The waiting period was to expire at 11:59 p.m. on July 26, 2004, unless extended by a request for more information or shortened by an early termination notice. We received an early termination notice on July 13, 2004, effective immediately.

      We also may be required to obtain additional regulatory approvals from various state and foreign authorities. While we expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of conditions on completion of the merger or require changes to the terms of the merger that would have a materially adverse effect on the combined company. These conditions or changes could result in the conditions to the merger not being satisfied.

Summary Selected Historical Financial Data of QLT

      The tables below present selected historical consolidated financial data of QLT prepared in accordance with U.S. GAAP. You should read the information set forth below in conjunction with the audited consolidated financial statements (including the notes thereto) and management’s discussion and analysis of the financial condition and results of operations in QLT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 148.

      The selected historical consolidated statements of operations for the fiscal years ended December 31, 2003, 2002 and 2001 and the selected historical consolidated balance sheet data as of December 31, 2003 and 2002 are derived from the audited consolidated financial statements of QLT and the related notes thereto that are incorporated by reference into this joint proxy statement/ prospectus. The unaudited selected historical consolidated statement of operations data for the six months ended June 30, 2004 and 2003 and the unaudited selected historical consolidated balance sheet data as of June 30, 2004 are derived from the unaudited consolidated financial statements of QLT and related notes thereto that are incorporated by reference into this joint proxy statement/prospectus. The selected historical consolidated statement of operations data for the fiscal years ended December 31, 2000 and 1999 and the selected historical consolidated balance sheet data as of December 31, 2001, 2000 and 1999 are derived from audited consolidated financial statements that are not included, or incorporated by reference in, this joint proxy statement/prospectus.

      The statement of operations information for the six months ended June 30, 2004 and 2003 and the balance sheet information as of June 30, 2004 are unaudited but include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

	Six Months Ended
	June 30,		Fiscal Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Consolidated Statement of Operations Data:
Total revenues	$85,710	$68,980	$146,750	$110,513	$83,375	$32,399	$17,689
Research and development	20,667	22,962	44,905	42,252	42,909	32,802	32,457
Net income (loss)	38,706	22,698	44,817	13,595	71,512	4,399	(24,560)
Basic net income (loss) per common share	0.56	0.33	0.65	0.20	1.05	0.07	(0.40)
Diluted net income (loss) per common share	0.53	0.33	0.65	0.20	1.04	0.06	(0.40)
Cash dividends per common share	—	—	—	—	—	—	—
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investment securities	$524,230		$495,430	$207,935	$162,774	$165,430	$178,294
Working capital	592,658		556,733	260,127	223,585	201,319	180,724
Total assets	668,298		634,722	345,841	317,933	259,957	222,938
Long-term obligations	172,500		172,500	—	—	8,716	—
Total shareholders’ equity	473,903		433,371	313,545	292,701	235,982	199,995

Summary Selected Historical Financial Data of Atrix

      The tables below present selected historical consolidated financial data of Atrix prepared in accordance with U.S. GAAP. You should read the information set forth below in conjunction with the audited consolidated financial statements (including the notes thereto) and management’s discussion and analysis of the financial condition and results of operations in Atrix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, which are incorporated by reference into this joint proxy statement/prospectus. Please refer to the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 148.

      The selected historical consolidated statements of operations for the fiscal years ended December 31, 2003, 2002 and 2001 and the selected historical consolidated balance sheet data as of December 31, 2003 and 2002 are derived from the audited consolidated financial statements of Atrix and the related notes thereto that are incorporated by reference into this joint proxy statement/ prospectus. The unaudited selected historical consolidated statement of operations data for the six months ended June 30, 2004 and 2003 and the unaudited selected historical consolidated balance sheet data as of June 30, 2004 are derived from the unaudited consolidated financial statements of Atrix and related notes thereto that are incorporated by reference into this joint proxy statement/ prospectus. The selected historical consolidated statement of operations data for the fiscal years ended December 31, 2000 and 1999 and the selected historical consolidated balance sheet data as of December 31, 2001, 2000 and 1999 are derived from audited consolidated financial statements that are not included, or incorporated by reference in, this joint proxy statement/ prospectus.

      The statement of operations information for the six months ended June 30, 2004 and 2003 and the balance sheet information as of June 30, 2004 are unaudited but include, in the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of such information. Results for the six months ended June 30, 2004 are not necessarily indicative of the results that may be expected for any other interim periods or for the year as a whole.

      As of the date of this joint proxy statement/prospectus, Atrix has not declared or paid cash dividends to its stockholders and does not intend to do so in the foreseeable future.

	Six Months Ended
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Summary of Consolidated Operations:
Total revenue	$34,092	$21,804	$49,547	$26,384	$15,811	$10,043	$5,635
Total operating expense	(32,202)	(26,772)	(54,536)	(47,094)	(37,880)	(23,766)	(21,830)
Other income (expense) (1)	2,136	1,755	3,273	2,542	(3,464)	(12,693)	2,925
Income tax expense	—	—	—	—	—	—	—

Income/(loss) before cumulative effect of change in accounting principle	4,026	(3,213)	(1,716)	(18,168)	(25,533)	(26,416)	(13,270)
Cumulative effect of change in accounting principle (2)	—	—	—	—	—	(20,612)	—

Net income/(loss) before dividends and beneficial conversion charges on preferred stock	4,026	(3,213)	(1,716)	(18,168)	(25,533)	(47,028)	(13,270)
Accretion of dividends and beneficial conversion charges on preferred stock	(731)	(494)	(1,179)	(946)	(1,171)	(383)	—
Allocation of undistributed earnings to participating preferred stock(3)	(162)	—	—	—	—	—	—

	Six Months Ended
	June 30,		Years Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

	(In thousands, except per share data)
Net income/(loss) applicable to common stock	$3,133	$(3,707)	$(2,895)	$(19,114)	$(26,704)	$(47,411)	$(13,270)

Income/(loss) per common share before cumulative effect of change in accounting principle:
Basic	$0.19	$(0.16)	$(0.08)	$(0.90)	$(1.56)	$(2.23)	$(1.17)
Diluted	$0.18	$(0.16)	$(0.08)	$(0.90)	$(1.56)	$(2.23)	$(1.17)
Cumulative effect of change in accounting principle:
Basic	—	—	—	—	—	(1.73)	—
Diluted	—	—	—	—	—	(1.73)	—

Net income/(loss) per common share before dividends and beneficial conversion charges on preferred stock:
Basic	0.19	(0.16)	(0.08)	(0.90)	(1.56)	(3.96)	(1.17)
Diluted	0.18	(0.16)	(0.08)	(0.90)	(1.56)	(3.96)	(1.17)
Accretion of dividends and beneficial conversion charges on preferred stock and allocation of undistributed earnings to participating preferred stock:
Basic and diluted	(0.04)	(0.03)	(0.06)	(0.05)	(0.07)	(0.03)	—

Net income/(loss) applicable to common stock per common share:
Basic	$0.15	$(0.19)	$(0.14)	$(0.95)	$(1.63)	$(3.99)	$(1.17)
Diluted	$0.14	$(0.19)	$(0.14)	$(0.95)	$(1.63)	$(3.99)	$(1.17)

Weighted average common shares outstanding:
Basic	20,880	19,757	20,102	20,077	16,348	11,884	11,327
Diluted	22,117	19,757	20,102	20,077	16,348	11,884	11,327

Consolidated Balance Sheet Data:
Working capital(4)	$118,808		$110,780	$114,039	$135,219	$56,549	$38,646
Total assets	161,007		149,858	150,025	157,493	74,172	54,659
Long-term obligations(5)	30,880		32,415	37,064	33,579	60,408	36,690
Series A Convertible Exchangeable Preferred Stock(6)	—		—	14,514	13,568	12,397	—
Shareholders’ equity (deficit)	113,394		103,388	82,255	99,160	(4,588)	14,670

Notes:

(1)	Atrix adopted SFAS No. 145 in the first quarter of 2003 and as a result, the comparative financial statements were restated to reclassify the extraordinary loss on extinguishment of debt to be included in loss from operations.

(2)	In 2000, Atrix changed the accounting method for licensing, marketing rights and milestone revenue to conform to Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

(3)	Atrix adopted Emerging Issues Task Force (EITF) Issue No. 03-6, Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings Per Share” in the second quarter of 2004 (EITF 03-6). EITF 03-6 provides guidance for the computation of earnings per share using the two-class method for enterprises with participating securities or multiple classes of common stock as required by SFAS No. 128. The two-class method allocates undistributed earnings to each class of common stock and participating securities for the purpose of computing basic earnings per share. The adoption of EITF 03-6 reduced basic earnings per share for the six-month period ended June 30, 2004 by $0.01. The adoption of EITF 03-6 had no impact on the three-month period ended June 30, 2004 and pre-2004 earnings per share.

(4)	Working capital is computed as current assets less current liabilities.

(5)	Included in long-term obligations, $28.2 million as of June 30, 2004, are non-current amounts of deferred revenue which are not subject to future repayment.

(6)	Atrix’s Series A Convertible Exchangeable Preferred Stock, or the preferred stock, which was issued in connection with the formation of Atrix’s joint venture with Elan International Services, Ltd., had an exchange feature that allowed the holder to convert it into an additional holding in Transmucosal Technologies Ltd., a subsidiary of Atrix, which had a redemption feature that was outside of Atrix’s control. As a result, Atrix’s preferred stock was presented outside of permanent shareholders’ equity prior to the year ended December 31, 2003. Atrix terminated its joint venture with Elan in September 2003. In connection with the termination, Elan and its affiliates agreed to forego the exchange right included in the preferred stock. Accordingly, as of September 30, 2003, Atrix reclassified the preferred stock to permanent equity.

Summary Unaudited Pro Forma Condensed Consolidated Financial Data

      The table below presents selected financial data from the QLT and Atrix unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2003 and six month period ended June 30, 2004 and from the unaudited pro forma condensed consolidated balance sheet as of June 30, 2004 included in this joint proxy statement/prospectus, all as prepared in accordance with U.S. GAAP. The unaudited pro forma condensed consolidated statement of operations is presented as if the merger had occurred on January 1, 2003. The unaudited pro forma condensed consolidated balance sheet presents the consolidated financial position of QLT and Atrix as of June 30, 2004, giving effect to the acquisition as if it occurred on June 30, 2004. The unaudited pro forma condensed consolidated financial data are based on the estimates and assumptions set forth in the notes to such statements, which are provided for information purposes only, are preliminary and are subject to change. The unaudited pro forma condensed consolidated financial data are not necessarily indicative of the financial position or operating results that would have been achieved had the merger been consummated as of the dates indicated, nor are they necessarily indicative of future financial position or operating results. This information should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes and the historical financial statements and related notes of QLT and Atrix included in or incorporated by reference into this joint proxy statement/prospectus.

	For the
	Six Months Ended	For the Year Ended
	June 30, 2004	December 31, 2003

	(In thousands, except per share data)
Statements of Operations Data:
Total revenue	$116,097	$188,374
Net income from continuing operations	25,234	25,474
Per Common Share Data:
Net income from continuing operations
Basic	$0.27	$0.28
Diluted	$0.24	$0.27
Weighted average number of common shares outstanding
Basic	92,531	91,839
Diluted	105,109	94,287

As at
June 30, 2004

(Amount in thousands)
Balance Sheet Data:
Total assets	$1,037,818
Current liabilities	42,071
Long-term debt	172,500
Total shareholders’ equity	773,087

Comparative Per Share Information

      The following table sets forth for the QLT common shares and Atrix common stock certain historical, pro forma consolidated and pro forma equivalent per share financial information prepared in accordance with U.S. GAAP. The pro forma consolidated and pro forma equivalent per share information gives effect to the merger as if the merger had been effective at January 1, 2003. The pro forma data in the table are derived from, and should be read in conjunction with, the “Unaudited Pro Forma Condensed Consolidated Financial Statements” and related notes thereto beginning on page 108. QLT’s historical per share information is derived from the audited consolidated financial statements for the year ended December 31, 2003 contained in QLT’s Annual Report on Form 10-K for the year ended December 31, 2003 and the unaudited consolidated interim financial statements for the six months ended June 30, 2004 contained in QLT’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, both of which were prepared in accordance with U.S. GAAP and are incorporated by reference into this joint proxy statement/ prospectus. Atrix’s historical per share information is derived from the audited consolidated financial statements for the year ended December 31, 2003 contained in Atrix’s Annual Report on Form 10-K for the year ended December 31, 2003 and the unaudited consolidated interim financial statements for the six months ended June 30, 2004 contained in Atrix’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, both of which were prepared in accordance with U.S. GAAP and are incorporated by reference into this joint proxy statement/ prospectus.

      The unaudited pro forma consolidated per share information does not purport to represent what the actual results of operations of the combined company would have been had the merger been in effect for the periods described below or to project the future results of the combined company after the merger.

			Unaudited	Pro Forma
	QLT	Atrix	Pro Forma	Equivalent Per
Per Common Share Data	Historical	Historical	Consolidated	Atrix Share(2)

As at and for the year ended December 31, 2003
Net income (loss) from continuing operations
Basic	$0.65	$(0.14)	$0.28	$0.28
Diluted	0.65	(0.14)	0.27	0.27
As at and for the six months ended June 30, 2004
Net income from continuing operations
Basic	$0.41	$0.15	$0.27	$0.27
Diluted	0.40	0.14	0.24	0.24
Book value(1)	6.81	5.35	8.34	8.34

(1)	The historical book value per share is calculated by dividing shareholders’ equity (in the case of QLT) or stockholders’ equity (in the case of Atrix) by the number of shares outstanding at period end. The unaudited pro forma consolidated net book value per common share is computed by dividing the pro forma consolidated common shareholders’ equity by the pro forma consolidated number of QLT common shares outstanding at period end, assuming the merger had occurred as of that date.

(2)	The equivalent pro forma per Atrix share is calculated by multiplying the pro forma consolidated amounts by the exchange ratio of one share of Atrix common stock for each QLT common share, in order to equate the pro forma consolidated amounts to the respective values for one share of Atrix common stock.

      The table below presents the closing market prices for QLT common shares and shares of Atrix common stock on the NASDAQ National Market as of June 10, 2004, the last trading day on the NASDAQ National Market before QLT and Atrix announced the merger, and October 13, 2004, the last trading day prior to the date of this joint proxy statement/prospectus. The table also presents the closing market price for QLT common shares on the Toronto Stock Exchange as of June 11, 2004 the last trading day on the Toronto Stock Exchange before QLT and Atrix announced the merger. The table also presents pro forma equivalent per share values for Atrix common stock by multiplying the price per QLT common share as traded on the NASDAQ National Market on June 10, 2004 and October 13, 2004, and on the Toronto Stock Exchange on June 11, 2004 by the exchange ratio, and the adjusted pro forma equivalent per share values for Atrix common stock by adding the cash consideration of $14.61 per share to the pro forma equivalent per share values.

			Atrix	Atrix Adjusted
	QLT Common	Atrix Common	Pro Forma	Pro Forma
	Share Price	Stock Price	Equivalent(2)	Equivalent(2)

June 10, 2004	$21.02	$28.02	$21.02	$35.63
June 11, 2004(1)	21.28	N/A	21.28	35.89
October 13, 2004	15.45	29.60	15.45	30.06

      The market value of the QLT common shares that will be issued in exchange for shares of Atrix common stock upon completion of the merger will not be known at the time Atrix stockholders vote to adopt the merger agreement and approve the merger, or at the time QLT shareholders vote to approve the issuance of QLT common shares pursuant to the merger agreement.

      The above table shows only historical comparisons. Because the market prices of QLT common shares and Atrix common stock will likely fluctuate prior to completion of the merger, these comparisons may not provide meaningful information to QLT shareholders in determining whether to approve the QLT share issuance, or to Atrix stockholders in determining whether to adopt the merger agreement and approve the merger. QLT shareholders and Atrix stockholders are encouraged to obtain current market quotations for QLT common shares and Atrix common stock and to review carefully the other information contained or incorporated by reference in this joint proxy statement/ prospectus in considering whether to approve their respective proposals. See the section entitled “Where You Can Find More Information.”

(1)	On June 11, 2004, the currency exchange rate was CDN $1.3636 per $1.00 and the closing market price for QLT common shares on the Toronto Stock Exchange was CDN $29.00. All prices in the above chart are reflected in U.S. dollars.

(2)	The pro forma equivalent per share values do not include the cash consideration of $14.61 per share. The adjusted pro forma equivalent per share values include the cash consideration of $14.61 per share.

RISK FACTORS

      In addition to the other information included in this joint proxy statement/prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for adoption of the merger agreement and approval of the merger, in the case of Atrix stockholders, or for approval of the issuance of QLT common shares pursuant to the merger agreement, in the case of QLT shareholders.

Risks Related to the Merger

If the transaction were to have closed after the close of market on September 30, 2004, QLT would have paid a premium of $3.24 per share over the closing price of Atrix common stock on the last trading day prior to announcement of the merger, although the amount of any premium actually paid will not be known until completion of the merger.

      In the merger, holders of Atrix common stock will receive one QLT common share and $14.61 in cash for each share of Atrix common stock they own. Based on the $21.28 closing price of QLT common shares on the last trading day prior to announcement of the merger, the merger consideration represents an implied value for one share of Atrix common stock of $35.89. This implied value represents a premium of $7.87 per share, or 28.1%, over the $28.02 closing price of Atrix common stock on the last trading day prior to announcement of the merger.

      However, given that a portion of the merger consideration consists of QLT common shares, the value of the merger consideration to be received by Atrix stockholders will depend on the market price of QLT common shares at the time the merger is completed. The market price of QLT common shares upon completion of the merger will likely vary from its market price on the last trading day prior to announcement of the merger, at the date of this joint proxy statement/prospectus and at the date of the QLT and Atrix special meetings. These variations may be caused by a number of factors, including changes in the businesses, operations or prospects of QLT, Atrix or their respective competitors, the timing of the merger, regulatory considerations and general market and economic conditions. The merger consideration will not be adjusted for any increase or decrease in the market price of QLT common shares or Atrix common stock (except for a potential adjustment to preserve the expected U.S. federal income tax treatment of the transaction). Accordingly, if the market value of QLT common shares declines prior to the time the merger is completed, the value of the merger consideration to be received by Atrix stockholders will decline. For example, based on the $16.65 closing price of QLT common shares on September 30, 2004, the merger consideration represents a premium of $3.24 per share, or 11.6%, over the $28.02 closing price of Atrix common stock on the last trading day prior to announcement of the merger. It is possible that the dollar value of the merger consideration that Atrix stockholders receive in the merger may represent a smaller premium, no premium, or a discount to the $28.02 closing price of Atrix common stock on the last trading day prior to announcement of the merger.

      In addition, because the date that the merger is completed may be later than the date of the special meetings, QLT shareholders and Atrix stockholders may not know the exact value of the QLT common shares that will be issued in the merger at the time they vote on the merger proposals. We encourage you to obtain current market quotations for QLT common shares and Atrix common stock before you vote your shares.

The amount of cash per share that you receive in the merger may be decreased, and the exchange ratio correspondingly increased, in order to preserve the tax treatment of the transaction

      It is currently expected that the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code, as described under “The Merger — Material U.S. Federal Income Tax Consequences” below. If the value of the QLT common shares issuable in the merger, as determined on the effective date of the merger, represents less than 45% of the aggregate of the value of QLT common shares issuable and cash payable in the merger combined (including cash payable to dissenters, if any), the exchange ratio will automatically be increased, and the amount of cash per share correspondingly decreased, in order to achieve this percentage. The actual percentage will depend on the average of the high and low selling prices of QLT common shares on Nasdaq on the date the merger is completed, the number of shares of Atrix common stock and preferred stock then outstanding, and the number of shares for which appraisal rights have properly been demanded under Delaware law. Assuming that no appraisal rights have properly been demanded, if the average of the high and low selling price of QLT common shares on Nasdaq on the date the merger is completed drops to below approximately $12.00 per share, the cash payable per share in the merger may be adjusted in this way. We encourage you to obtain current market quotations for QLT and Atrix shares before you vote your shares.

If QLT is unable to retain key Atrix or QLT personnel, QLT’s business may suffer after the merger is completed.

      The success of the merger will depend in part on QLT’s ability to retain highly qualified management and scientific personnel currently employed by Atrix. David Bethune, Atrix’s current Chief Executive Officer and Chairman of the Board of Directors, will not be an employee of the combined company after the merger is completed. It is possible that other highly qualified management or scientific personnel of Atrix or QLT may also decide not to remain after the merger is completed. Moreover, the vesting of all options outstanding under Atrix’s stock option plans will be accelerated prior to completion of the merger, which may reduce the financial incentive of Atrix employees to remain with the combined company after the merger has been completed. If key employees terminate their employment after the merger is completed, the combined company’s business relationships or research and development activities may be adversely affected, management’s attention may be diverted from successfully integrating Atrix’s operations into the combined company to focusing on identifying suitable replacements, and the combined company’s business may suffer. In addition, QLT may be unable to locate suitable replacements for any key employees that leave the company or offer employment to potential replacements on reasonable terms.

QLT may be unable to successfully integrate the two companies after the merger is completed.

      Achieving the anticipated benefits of the merger will depend in part upon QLT’s ability to integrate the two companies’ businesses in an efficient and effective manner. Atrix is currently headquartered in Fort Collins, Colorado, and QLT is headquartered in Vancouver, British Columbia, Canada. The process of integrating the operations and technology of two organizations that have historically been headquartered in separate countries is expected to take several months and there can be no assurances that QLT will be able to accomplish the integration smoothly or successfully. QLT’s failure to do so may result in a significant diversion of management’s time from ongoing business matters, and may have a material adverse effect on the business, results of operation and financial condition of the combined company.

QLT may not achieve synergies as a result of the merger.

      The QLT board of directors did not consider potential research and development or other synergies in connection with the merger to be a material factor for purposes of its evaluation of the transaction. If QLT does not realize any synergies as a result of the merger, QLT’s results of operations and financial condition may be worse than if synergies were realized.

If QLT is unable to preserve Atrix’s commercial relationships after the merger, QLT may not realize the anticipated benefits of the merger.

      Atrix has a number of commercial relationships with third parties that are individually or collectively important to its success. For example, Atrix forms strategic relationships with collaborators to help it commercialize and market its products, such as its relationship with Sanofi-Synthelabo for the United States and Canadian commercialization and marketing of the Atrix Eligard products. If Atrix’s relationship with its important collaborators, such as Fujisawa, Medigene, Sandoz, or Sanofi-Synthelabo was impaired, that could delay the applicable collaboration program or result in expensive arbitration or litigation and Atrix’s revenue may significantly decrease and its ability to develop and commercialize its technologies may be hindered.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of QLT common shares following the merger.

      In accordance with U.S. and Canadian GAAP, the merger will be accounted for using the purchase method of accounting, which will result in charges to earnings that could have an adverse impact on the market value of QLT common shares following completion of the merger. Under the purchase method of accounting, the total estimated purchase price will be allocated to Atrix’s net tangible assets and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. The combined company will incur additional amortization expense based on the identifiable amortizable intangible assets acquired pursuant to the merger agreement and their relative useful lives. Additionally, to the extent the value of goodwill or identifiable intangible assets or other long-lived assets become impaired, the combined company may be required to incur material charges relating to the impairment. These amortization and potential impairment charges could have a material impact on the combined company’s results of operations.

      QLT currently estimates that it will incur approximately $8.1 million of incremental annual amortization expense after completion of the merger. Changes in earnings per share, including as a result of this incremental expense, could adversely affect the trading price of QLT common shares.

Upon completion of the merger, holders of Atrix common stock will become holders of QLT common shares, and the market price for QLT common shares may be affected by factors different from those affecting the shares of Atrix.

      Upon completion of the merger, holders of Atrix common stock will become holders of QLT common shares. QLT’s business differs from that of Atrix, and accordingly the combined company will face risks that are different from those faced by Atrix and the results of operations of the combined company will be affected by some factors different from those currently affecting the results of operations of Atrix. Certain stockholders of Atrix may choose not to own or be restricted from owning shares in a non-U.S. company and, as a result, related sales may occur prior to or following the completion of the merger, which may adversely affect the market price or demand for QLT common shares. For a discussion of the businesses of Atrix and QLT and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 148.

Risks Related to QLT

Future sales from Visudyne may be less than expected.

      QLT’s prospects are highly dependent on increasing the sales of its only commercial product, Visudyne. QLT’s revenues to date have consisted largely of revenue from product sales of Visudyne. If sales of Visudyne decline or fail to increase, it would have a material adverse effect on QLT’s business, financial condition and results of operations.

      A number of factors may affect the rate and breadth of market acceptance of Visudyne, including:

•	perceptions by physicians and other members of the health care community regarding the safety and efficacy of Visudyne;

•	patient and physician demand for Visudyne;

•	the results of product development efforts for new indications for Visudyne;

•	availability of sufficient commercial quantities of Visudyne;

•	price increases of Visudyne, and the price of Visudyne relative to other drugs or competing treatments;

•	the need for retreatment of Visudyne throughout the treatment process not approximating retreatment rates during clinical development;

•	the scope and timing of additional marketing approvals and favorable reimbursement programs for expanded uses of Visudyne;

•	adverse side effects or unfavorable publicity concerning Visudyne or other drugs in its class; and

•	a decline in the incidence rates of wet age-related macular degeneration, or AMD, such as might result if preventative treatments in development are successful;

      as well as the other risk factors set out herein.

QLT’s future operating results are uncertain and likely to fluctuate.

      Until the fourth quarter of 2000, QLT had a history of operating losses. Although QLT was profitable for the years 2000, 2001, 2002 and 2003, future operating performance and profitability is not certain. QLT’s accumulated deficit at December 31, 2003 was approximately $8.1 million.

      QLT’s operating results may fluctuate from period to period for a number of reasons. In budgeting its operating expenses, some of which are fixed in the short term, QLT assumes that revenues will continue to grow. Even a relatively small revenue shortfall or a small increase in operating expenses may cause a period’s results to be below expectations. A revenue shortfall or increase in operating expenses could arise from any number of factors, such as:

•	lower than expected revenues from sales of Visudyne;

•	changes in pricing strategies for Visudyne, including implementation of price increases or decreases for Visudyne;

•	changes in reimbursement levels for Visudyne;

•	seasonal fluctuations, particularly in the third quarter due to decreased demand for Visudyne in the summer months;

•	high levels of marketing expenses for Visudyne, such as may occur upon the launch of Visudyne in a new market;

•	fluctuations in currency exchange rates;

•	unfavorable outcome of pending patent litigation against QLT;

•	higher than expected operating expenses as a result of increased costs associated with the development or commercialization of Visudyne and QLT’s other product candidates;

•	increased operating expenses as a result of product, technology or other acquisitions or business combinations; and

•	a reduction in the incidence rates of wet AMD.

QLT’s products in development might not achieve favorable results, might fail to achieve regulatory approvals or market acceptance, or might encounter difficulties with proprietary rights or manufacturing.

      QLT’s success depends on its ability to successfully develop and obtain regulatory approval to market new pharmaceutical products. Development of a product requires substantial technical, financial and human resources even if such product development is not successfully completed. The outcome of the lengthy and complex process of new product development is inherently uncertain.

      QLT’s potential products may appear to be promising at various stages of development yet fail to reach the market for a number of reasons, including:

•	lack of sufficient treatment benefit or unacceptable safety issues during preclinical studies or clinical trials;

•	lack of commercial market opportunity;

•	results from preclinical and early clinical studies might not be predictive of results obtained in large-scale clinical trials;

•	unfavorable data during a clinical trial causing QLT to determine that continuation of the trial is not warranted. For example, in May of 2003 QLT halted its two Phase III studies of tariquidar in non small cell lung cancer after a review of safety and efficacy data by the Independent Data Safety Monitoring Committee;

•	the FDA or other regulatory authorities suspending QLT’s clinical trials at any time if, among other reasons, they conclude that patients participating in such trials are being exposed to unacceptable health risks;

•	failure to receive necessary regulatory approvals after completion of clinical trials;

•	existence of conflicting proprietary rights of third parties;

•	inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards; and

•	other business imperatives causing QLT to curtail a particular development program.

      Additional regulatory approvals will also be needed to expand the uses for which Visudyne may be marketed in the United States and the European countries and other markets where it is already approved or applications are pending, and those approvals may be delayed, may not be obtained or may be more limited than anticipated. QLT may lose market opportunities resulting from delays and uncertainties in the regulatory approval process for new indications involving Visudyne and its other products in development.

If QLT does not achieve its projected development goals in the time frames its announces and expects, the commercialization of its products may be delayed and, as a result, its stock price may decline.

      From time to time, QLT estimates the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which it sometimes refers to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, QLT publicly announces the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to QLT’s estimates, or they might not be achieved, in some cases for reasons beyond QLT’s control. If QLT does not meet these milestones as publicly announced, the commercialization of its products may be delayed and, as a result, its stock price may decline. Factors which could cause QLT to fail to achieve milestones in accordance with its projections include:

•	study results may vary from what have been predicted;

•	studies may take longer to enroll or conclude than projected;

•	unfavorable data during a clinical trial might cause QLT to determine that continuation of the trial or further efforts toward approval for a new product or new indication is not warranted. For example, in May of 2003 QLT halted its two Phase III studies of tariquidar in non small cell lung cancer after a review of safety and efficacy data by the Independent Data Safety Monitoring Committee. In October of 2003 QLT determined that results from its Phase III early retreatment study of Visudyne were unfavorable, in that the early retreatment regime being studied had not been shown to yield a significant improvement in vision outcomes;

•	the FDA or other regulatory authorities might suspend QLT’s clinical trials at any time if, for example, they conclude that patients participating in such trials are being exposed to unacceptable health risks;

•	failure to receive necessary regulatory approvals after completion of clinical trials in a timely manner or at all; and

•	other business imperatives might cause to delay or discontinue certain development activities.

Failure of Novartis Ophthalmics (a division of Novartis Pharma AG) to effectively market Visudyne would reduce potential revenues.

      A significant portion of QLT’s revenues depends on the efforts of Novartis Ophthalmics in promoting and selling Visudyne. If Novartis Ophthalmics does not dedicate sufficient resources to the promotion and sale of Visudyne, or if Novartis Ophthalmics fails in its marketing efforts, or if marketing and distribution expenses are excessive, the revenues QLT receives from the sale of Visudyne would decrease and its business and operating results would be adversely affected.

Visudyne sales are worldwide, and currency fluctuations may impair QLT’s reported financial results.

      QLT’s product Visudyne is marketed worldwide. In 2003, approximately 51% of total Visudyne sales were in the United States, with Europe and other markets responsible for the remaining 49%. QLT expects that international revenues will continue to account for a significant percentage of QLT’s revenues for the foreseeable future. A significant portion of QLT’s business is conducted in currencies other than the U.S. dollar, which is its reporting currency. The Canadian dollar is QLT’s functional currency. QLT recognizes foreign currency gains or losses arising from its operations in the period incurred. As a result, currency fluctuations between the currencies in which QLT does business, particularly the U.S. dollar, the Euro, the Canadian dollar and the Swiss franc, have caused and could continue to cause significant foreign currency transaction gains and losses. QLT cannot predict the effects of exchange rate fluctuations on its future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. QLT engages from time to time in currency hedging techniques to mitigate the impact of currency fluctuations on financial results and cash flows, but there can be no assurance that QLT’s strategies will adequately protect its operating results or balance sheet from the full effects of exchange rate fluctuation.

QLT is dependent on third parties to develop and commercialize select product candidates.

      QLT’s strategy for the research, development, manufacture and marketing of Visudyne and its other products includes entering into various arrangements with third parties and therefore is dependent on the subsequent success of these third parties in performing their responsibilities under such arrangements. For example, QLT is dependent upon Novartis Ophthalmics to market and sell Visudyne. The agreement between QLT and Novartis Ophthalmics pursuant to which Novartis Opthalmics markets and sells Visudyne has a term extending to 2014 and may be terminated by Novartis Ophthalmics upon a default of the agreement by QLT or on 60 days notice. QLT is dependent upon Raylo Chemicals Inc., Nippon Fine Chemicals and Parkdale Pharmaceuticals Inc. to manufacture Visudyne or components thereof. The agreement between QLT and Raylo Chemicals is in effect for a term ending January 1, 2008, after which it will renew for a further two years unless one party provides the other with 24 months advance notice of its intention not to renew. QLT’s agreement with Nippon Fine Chemicals is in effect for a term ending on January 1, 2007. QLT’s agreement with Parkdale Pharmaceuticals Inc. is in effect for a term expiring December 31, 2009. Although none of these agreements is terminable by the other party for convenience, if QLT were to commit a default under or breach of any of such agreements, the other party could terminate such agreement. QLT may be unable to renew such agreements after their expiry terms which are commercially acceptable to QLT. Although QLT believes that parties to such arrangements have an economic incentive to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities generally are not under QLT’s control. QLT cannot predict whether such parties, including Novartis Ophthalmics, will perform their obligations as expected or whether significant revenue will be derived or sustained from such arrangements. To the extent such parties do not perform adequately under QLT’s various agreements with them, the development and commercialization of QLT’s products may be delayed, may become more costly to QLT or may be terminated.

In the field of PDT, QLT is dependent on the success and continued supply of third-party medical device companies with complementary light source and light delivery devices by third party suppliers.

      QLT currently depends on two third party suppliers, Zeiss-Meditic and Lumenis Ltd., to provide the laser light delivery devices for Visudyne therapy. Because PDT requires a light source, and in some instances a light delivery system, to be used in conjunction with QLT’s photosensitizers, QLT is dependent on the success of these medical device companies in placing and maintaining light sources with the appropriate medical facilities and in distributing the light delivery systems. Zeiss-Meditic and Lumenis supply these lasers to treating physicians directly, and neither QLT nor Novartis Ophthalmics has a supply or distribution agreement with either Zeiss-Meditici or Lumenis for the supply of the laser devices. The relationship between QLT and Novartis Ophthalmics and the two suppliers, under which QLT and Novartis Ophthalmics provide support and assistance to the suppliers, is an informal collaboration only. If one or both of the medical device companies with whom QLT or Novartis Ophthalmics have such collaborations cease to carry on business, or if, as a result of industry consolidation, financial down-turn or for other reasons, they no longer supply complementary light sources or light delivery systems to treating physicians or if they are unable to achieve the appropriate placements of light sources and ensure an uninterrupted supply of light delivery systems, sales of Visudyne and QLT’s revenues from the sale of Visudyne may be adversely affected. QLT might not be able to secure additional or replacement arrangements with other satisfactory medical device companies to complement or replace the activities of its current providers.

QLT may be unable to have manufactured or continue to have manufactured efficiently commercial quantities of Visudyne or its other products in compliance with FDA and other regulatory requirements or QLT’s product specifications.

      QLT’s ability to conduct clinical trials and commercialize Visudyne and its other products, either directly or in conjunction with others, depends, in large part, on its ability to have such products manufactured at a competitive cost and in accordance with FDA and other regulatory requirements as well as QLT’s product specifications. QLT’s contract manufacturers’ manufacturing and quality procedures may not achieve or maintain compliance with applicable FDA and other regulatory standards or product specifications, and, even if they do, QLT may be unable to produce or continue to produce commercial quantities of Visudyne and its other products at an acceptable cost or margin.

      If current manufacturing processes are modified, or the source or location of QLT’s product supply is changed (voluntarily or involuntarily), regulatory authorities will require QLT to demonstrate that the material produced from the modified or new process or facility is equivalent to the material used in the clinical trials or products previously approved. Any such modifications to the manufacturing process or supply might not achieve or maintain compliance with the applicable regulatory requirements or QLT’s product specifications. In many cases, prior approval by regulatory authorities may be required before any changes can be instituted.

      If QLT’s manufacturers produce one or more product batches which do not conform to FDA, other regulatory requirements, or QLT’s product specifications, or if they introduce changes to their manufacturing processes, QLT’s manufacturing expenses may increase materially, its product inventories may be reduced to unacceptable levels and/or its ability to meet demand for Visudyne may be detrimentally impacted. For example, during November 2003 two Visudyne batches did not pass quality inspection and product inventories and revenues were negatively impacted.

      QLT depends on several third parties in the United States, Canada, Europe and Japan to manufacture Visudyne, and if such third parties fail to meet their respective contract commitments, QLT may not be able to supply or continue to supply commercial quantities of the product or conduct certain future clinical testing.

The success of Visudyne and QLT’s other products may be limited by governmental and other third-party payors.

      The continuing efforts of governmental and third-party payors to contain or reduce the costs of health care may negatively affect the sale of Visudyne and QLT’s other products. QLT’s ability to commercialize Visudyne and its other products successfully will depend in part on the timeliness of and the extent to which adequate reimbursement for the cost of such products and related treatments is obtained from government health administration authorities, private health insurers and other organizations in the U.S. and foreign markets. Product sales, attempts to gain market share or introductory pricing programs of QLT’s competitors could require QLT to lower its prices, which could adversely affect its results of operations. QLT may be unable to set or maintain price levels sufficient to realize an appropriate return on its investment in product development. Significant uncertainty exists as to the reimbursement status of newly approved therapeutic products or newly approved product indications.

      Third-party payors are challenging the price and cost-effectiveness of medical products and services, and the adoption of new legislation and regulations affecting the pricing of pharmaceuticals could further limit reimbursement for medical products and services. To the extent such governmental or private third-party payors introduce reimbursement changes which affect Visudyne or QLT’s current or future product candidates, sales of such products could be negatively affected. For example, in the United States, the U.S. Congress recently introduced legislation that has changed the methodologies under which the Medicare program reimburses for office-administered therapies such as Visudyne. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced the rate of reimbursement for Visudyne and certain other drugs by allowing reimbursement based on 85% of the average wholesale price, down from 95%. QLT obtained an exemption from the rate adjustment for 2004 only, but there can be no assurance that any such exemption would be obtained in the future.

      There can be no assurance that any of QLT’s applications or re-applications for reimbursement for all or any component of Visudyne therapy will result in approvals or that QLT’s current reimbursement approvals will not be reduced or reversed in whole or in part.

Patient enrollment might not be adequate for QLT’s current trials or future clinical trials.

      QLT’s future prospects could suffer if it fails to develop and maintain sufficient levels of patient enrollment in its current or future clinical trials. QLT’s willingness and ability to complete clinical trials is dependent on, among other factors, the rate of patient enrollment, which is a function of many factors, including:

•	the nature of the clinical trial protocols or products;

•	the inability to secure regulatory approval to modify previously approved clinical trial protocols;

•	the existence of competing protocols;

•	the size and longevity of the target patient population;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trials; and

•	the patient dropout rates for the trials.

      For example, QLT halted U.S. enrollment in its VIM trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could materially harm QLT’s future prospects.

Visudyne and QLT’s other products may exhibit adverse side effects that prevent their widespread adoption or that necessitate withdrawal from the market.

      Even after approval by the FDA and other regulatory authorities, Visudyne and QLT’s other products may later exhibit adverse side effects that prevent widespread use or necessitate withdrawal from the market. New unexpected side effects not previously observed during clinical trials could emerge in the future. The manifestation of such side effects could cause QLT’s business to suffer. In some cases, regulatory authorities may require labelling changes that could add warnings or restrict usage based on unexpected side effects seen after marketing a drug.

QLT may face competition and not be successful in addressing it.

      QLT may be unable to contend successfully with current or future competitors. The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. QLT’s potential competitors include major pharmaceutical and bio-pharmaceutical companies, many of which have access to financial, technical and marketing resources significantly greater than that of QLT and substantially greater experience in developing and manufacturing products, conducting preclinical and clinical testing and obtaining regulatory approvals than that of QLT.

      QLT is aware of certain products manufactured or under development by competitors that are used for the prevention and treatment of certain diseases that QLT has targeted for product development. The existence of these products, or other products or treatments of which QLT is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of QLT’s products.

      QLT is aware of a number of competitors developing treatments for AMD, including Eyetech Pharmaceuticals, Inc./ Pfizer Inc., whose new drug application, or NDA, in respect of their product Macugen is currently under review by the FDA, Miravant Medical Technologies, who have filed an NDA in respect of their product SnET2, as well as products under development by Genentech, Inc./ Novartis Ophthalmics, Alcon Laboratories, Inc., Iridex Corporation, Genaera Corporation and GenVec, Inc. Some of these treatments are in late-stage clinical development. QLT also believes that Visudyne could be competing against surgical or other treatments for AMD, including macular translocation, submacular surgery and laser photocoagulation, among others. If competing treatments for AMD are introduced to the market, Visudyne’s market share could be eroded or retreatment rates reduced. The terms of QLT’s agreement with Novartis Ophthalmics do not restrict Novartis Ophthalmics from developing or commercializing, whether by itself or in collaboration with third parties, non-PDT products that could be competitive with QLT products that utilize PDT for ophthalmological indications, including Visudyne. QLT is aware that Novartis Ophthalmics has entered into a development and commercialization collaboration with Genentech, Inc. with respect to the Genentech product Lucentis in the field of ophthalmology outside of North America.

      QLT believes that each of these competitors is or might be conducting preclinical studies and clinical testing on their own or with certain third parties in various countries for a variety of diseases and medical conditions for which QLT has ongoing development programs. These and other companies also may be involved in competitive activities of which QLT is not aware.

The incidence of wet AMD might be reduced if therapies currently in development or currently available prevent or reduce the risk of development of wet AMD.

      QLT is aware of reports that a trial has been or is about to be initiated of a treatment for patients with the dry form of AMD who are at high risk of developing wet AMD, with the objective of preventing the occurrence of wet AMD. QLT is also aware of published reports of studies showing that supplemental vitamin therapies reduce the risk of development of wet AMD. If these studies show that new therapies are effective or if supplemental vitamin usage becomes common place in patients with dry AMD, the incidence of wet AMD, which often develops in patients initially diagnosed with dry AMD, might be reduced, and Visudyne sales and QLT’s revenues could be materially reduced.

QLT’s business could suffer if it is unsuccessful in identifying, negotiating or integrating future acquisitions, business combinations and strategic alliances.

      QLT might not be successful in identifying, initiating or completing negotiations to expand its operations and market presence by future product, technology or other acquisitions and business combinations, joint ventures or other strategic alliances with other companies. Competition for attractive acquisition or alliance targets can be intense, and there can be no guarantee that QLT will succeed in completing such transactions.

      Even if QLT is successful in these negotiations, these transactions create risks, such as:

•	difficulty assimilating the operations, technology and personnel of the combined companies;

•	disruption of QLT’s ongoing business, including loss of management focus on existing businesses and other market developments;

•	problems retaining key technical and managerial personnel;

•	expenses associated with the treatment of in-process research and development and amortization of other purchased intangible assets;

•	impairment of relationships with existing employees, customers and business partners; and

•	additional losses from any equity investments QLT might make.

      QLT might not succeed in addressing these risks or it might not be able to make acquisitions and business combinations, joint ventures or strategic alliances on terms that are acceptable to QLT, which might adversely affect its earnings. In addition, any businesses QLT may acquire may incur operating losses.

QLT is a defendant in pending intellectual property and patent lawsuits that may require QLT to pay substantial royalties or damages, may subject QLT to other equitable relief or may otherwise seriously harm its business.

      QLT is a defendant in two lawsuits filed against it by Massachusetts Eye and Ear Infirmary (“MEEI”). These lawsuits, which involve patents relating to Visudyne, are described in more detail in QLT’s periodic reports filed with the SEC. As described in those reports, the first lawsuit alleged certain contract and tort claims for which MEEI sought damages and equitable relief, including among things, injunctive relief. As further described in those reports, QLT obtained a judgment of dismissal pursuant to its motion for summary judgment in the first lawsuit, which dismissal MEEI has appealed. In addition, as described in those reports, the second lawsuit alleges infringement of a U.S. patent and unjust enrichment for which MEEI is seeking damages and equitable relief, including injunctive relief. Although QLT believes that the claims of MEEI in these lawsuits are without merit, these lawsuits might not ultimately be resolved in QLT’s favor. If they are not resolved in QLT’s favor, it may be obligated to pay damages, it may be obligated to pay an additional royalty or damages for access to the inventions covered by claims in issued U.S. patents, it may be subject to such equitable relief as a court may determine (which could include an injunction) or it may be subject to a remedy combining some or all of the foregoing.

QLT may not be able to obtain and enforce effective patents to protect its proprietary rights from use by competitors, and patents of other companies could require QLT to stop using or pay to use required technology.

      QLT may not be able to obtain and enforce patents, to maintain trade secret protection for its technology and to operate without infringing on the proprietary rights of third parties. The extent to which QLT is unable to do so could materially harm its business.

      QLT has applied for and will continue to apply for patents for certain aspects of Visudyne and its other products and technology. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide QLT with a preferred position with respect to any product or technology. It is possible that patents issued or licensed to QLT may be challenged successfully. In that event, to the extent a preferred position is conferred by such patents, any preferred position held by QLT would be lost. If QLT is unable to secure or to continue to maintain a preferred position, Visudyne and its other products could become subject to competition from the sale of generic products. In addition, QLT has an exclusive worldwide license from the University of British Columbia (“UBC”) for all of the patents and know-how owned by UBC relating to verteporfin, QLT0074 and certain additional photosensitizers and their use as therapeutics or diagnostics. Under QLT’s license agreement with UBC, if QLT fails to make any required payments to UBC, UBC would have the right to terminate these licenses.

      Patents issued or licensed to QLT might be infringed by the products or processes of other parties. The cost of enforcing QLT’s patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with its normal operations.

      It is also possible that a court may find QLT to be infringing validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, QLT may have to pay license fees and/or damages and may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all. Under such circumstances, QLT may need to materially alter its products or processes.

      Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to QLT’s scientific and commercial success. Although QLT attempts to and will continue to attempt to protect its proprietary information through reliance on trade secret laws and the use of confidentiality agreements with its corporate partners, collaborators, employees and consultants and other appropriate means, these measures might not effectively prevent disclosure of QLT’s proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

QLT may face future product liability claims that may result from the sale of Visudyne and its other products.

      The testing, manufacture, marketing and sale of human pharmaceutical products entail significant inherent risks of allegations of product liability. QLT’s use of such products in clinical trials and the sale of Visudyne and its other product candidates may expose QLT to liability claims allegedly resulting from the use of these products. These claims might be made directly by consumers, healthcare providers or others selling QLT products. QLT carries clinical trial and product liability insurance to cover certain claims that could arise during the clinical trials for its product candidates or during the commercial use of Visudyne. Such coverage, and any coverage obtained in the future, may be inadequate to protect QLT in the event of a successful product liability claim, and it may not be able to increase the amount of such insurance or even renew it. A successful product liability claim could materially harm QLT’s business. In addition, substantial, complex or extended litigation could cause QLT to incur large expenditures and distract its management.

QLT may be unable to comply with ongoing regulatory requirements.

      Visudyne and QLT’s products under development are subject to extensive and rigorous regulation for safety, efficacy and quality by the U.S. federal government, principally the FDA, and by state and local governments. To the extent Visudyne and QLT’s products under development are marketed abroad, they are also subject to export requirements and to regulation by foreign governments. The regulatory clearance process is lengthy, expensive and uncertain. QLT may not be able to obtain, or continue to obtain, necessary regulatory clearances or approvals on a timely basis, or at all, for Visudyne or any of its products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could materially harm QLT’s business.

      Drugs manufactured or distributed pursuant to the FDA’s approval are subject to pervasive and continuing regulation by the FDA, certain state agencies and various foreign governmental regulatory agencies such as the EMEA. Manufacturers are subject to inspection by the FDA and those state agencies, and they must comply with the host of regulatory requirements that usually apply to drugs marketed in the United States, including but not limited to the FDA’s labelling regulations, Good Manufacturing Practice requirements, adverse event reporting and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. QLT’s failure to comply with applicable requirements could result in sanctions being imposed on QLT. These sanctions could include warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the United States, FDA refusal to grant approval of drugs or to allow QLT to enter into governmental supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.

      QLT, its contract manufacturers and manufacturers of light sources and delivery systems used with Visudyne and QLT’s other PDT products under development are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices and drugs are, in certain instances, subject to regulation by the Federal Trade Commission or the FDA. QLT, its contract manufacturers and manufacturers of light sources and delivery systems used with Visudyne and its other PDT products under development may be required to incur significant costs to comply with such laws and regulations in the future, and such laws or regulations may materially harm QLT’s business. Unanticipated changes in existing regulatory requirements, the failure of QLT, its contract manufacturers or manufacturers of light sources and delivery systems used with Visudyne and QLT’s other PDT products under development to comply with such requirements or the adoption of new requirements could materially harm QLT’s business.

QLT may need additional capital in the future, and its prospects for obtaining it are uncertain.

      QLT’s business may not generate the cash necessary to fund its operations and anticipated growth. QLT expects that the funding requirements for its operating activities will continue to increase substantially in the future, primarily due to the expanded clinical testing of Visudyne and its other products. The amount required to fund additional operating expenses will also depend on other factors, including the status of competitive products, the success of QLT’s research and development programs, the extent and success of any collaborative research arrangements and the results of product, technology or other acquisitions or business combinations. QLT could seek additional funds in the future from a combination of sources, including product licensing, joint development and other financing arrangements. In addition, QLT may issue debt or equity securities if it determines that additional cash resources could be obtained under favorable conditions or if future development funding requirements cannot be satisfied with available cash resources. Additional capital may not be available on terms favorable to QLT, or at all. If adequate capital is unavailable, QLT may not be able to engage in desirable acquisition or in-licensing opportunities and may have to reduce substantially or eliminate expenditures for research, development, clinical testing, manufacturing and marketing for Visudyne and its other products.

Various provisions of QLT’s charter and its shareholder rights plan may have the effect of impeding a change in control, making removal of the present management more difficult or resulting in restrictions on the payment of dividends and other distributions to the shareholders.

      With shareholder approval, QLT has adopted a shareholder rights plan that will be in effect for six years commencing March 17, 2002, subject to further confirmation by shareholders after three years. The general effect of the plan is to require anyone who seeks to acquire 20% or more of the outstanding common shares of QLT to make a bid complying with specific provisions included in the plan. In certain circumstances, holders of common shares may acquire additional shares of QLT (or those of the acquiror) at a 50% discount from the then-prevailing market price. The provisions of the plan could prevent or delay the acquisition of QLT by means of a tender offer, a proxy contest or otherwise, making it more difficult for shareholders to receive any premium over the current market price that might be offered.

      QLT’s authorized preference share capital is available for issuance from time to time at the discretion of its board of directors, without shareholder approval. QLT’s charter grants the board of directors the authority, subject to the corporate law of British Columbia, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed on any wholly unissued series of preference shares, including any dividend rate, voting rights, conversion privileges or redemption or liquidation rights. The rights of any future series of preference shares could have an adverse effect on the holders of QLT’s common shares by delaying or preventing a change of control, making removal of the present management more difficult or resulting in restrictions on the payment of dividends and other distributions to the holders of common shares.

The market price of QLT common shares is extremely volatile.

      The stock prices of pharmaceutical and bio-pharmaceutical companies, including QLT, are extremely volatile, and it is likely that the market price of QLT common shares will continue to be highly volatile. During the first three quarters of 2004, the closing market price of common shares of QLT on NASDAQ has ranged from a high of $30.30 per share in the second quarter to a low of $14.69 in the third quarter. QLT’s stock price could be subject to wide fluctuations in response to a number of factors, including:

•	announcements by QLT or its competitors of significant acquisitions, strategic relationships, joint ventures or capital commitments;

•	announcements by QLT or its competitors of technological innovations or new commercial products;

•	results of clinical trials for Visudyne and QLT’s other products under development;

•	developments relating to patents, proprietary rights and potential infringement;

•	expense and time associated with obtaining government approvals for marketing of Visudyne and QLT’s other products under development;

•	reimbursement policies of various government and third-party payors;

•	public concern over the safety of Visudyne and QLT’s other products under development or those of its competitors;

•	changes in estimates of QLT’s revenue and operating results;

•	variances in QLT’s revenue or operating results from forecasts or projections;

•	recommendations of securities analysts regarding investment in QLT stock;

•	governmental medical price discussions;

•	factors beyond QLT’s control which affect the stock markets generally, including, but not limited to, current political and economic events, market and industry trends and broad market fluctuations; and

•	adverse developments in the litigation in which QLT is a party.

      These broad market and industry factors may materially and adversely affect QLT’s stock price, regardless of its operating performance.

Risks Related to Atrix

     Atrix has a history of operating losses and may continue to incur losses in the future.

      Since its inception, Atrix has invested a significant amount of time and money in research and development of new products. Its research and development expense, including research and development licensing fees, was $16.6 million, $36.4 million, $32.7 million and $28.6 million for the six month period ended June 30, 2004, and the years ended December 31, 2003, 2002 and 2001, respectively. Its total operating expense, including research and development costs, was $32.2 million, $54.5 million, $47.1 million and $37.9 million, for the six month period ended June 30, 2004, and the years ended December 31, 2003, 2002 and 2001, respectively, compared to total revenue of $34.1 million, $49.5 million, $26.4 million and $15.8 million, respectively, for such periods. Atrix had net income applicable to common stock of $3.1 million for the six month period ended June 30, 2004, and a net loss applicable to common stock of $2.9 million, $19.1 million and $26.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Atrix’s accumulated deficit at June 30, 2004 was $150.9 million. If Atrix incurs losses, its stock price may decline. If the Atrix business incurs losses after completion of the merger, this may have an adverse impact on the operating results of the combined company, which could cause the market price of QLT shares to decline.

Atrix must obtain domestic and foreign regulatory marketing approval of its product candidates, which requires a significant amount of time and money.

      The research and development, preclinical studies and clinical trials, and ultimately, the manufacturing, marketing and labeling of its products, are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries. Atrix currently has Eligard products in six countries and six generic formulations of dermatology products for which Atrix has submitted a marketing application to the FDA or appropriate foreign governmental authority and is involved in the regulatory approval process. Regulatory approval can be delayed, limited or denied for many reasons, including:

•	a product candidate may be found to be unsafe or ineffective;

•	the regulatory agency may interpret data from preclinical testing and clinical trials differently and less favorably than the way Atrix interprets it;

•	the regulatory agency might not approve its manufacturing processes or facilities;

•	the regulatory agency may change its approval policies or adopt new regulations that may negatively affect or delay its ability to bring a product to market; and

•	a product candidate may not be approved for all the indications Atrix requested and thus its markets may be limited.

      Delays in obtaining approval may result in its needing to make significant expenditures of additional time and money to bring a new product to market. If Atrix does not obtain approval for any particular product, it will have spent a significant amount of time and money in the approval process and will be unable to market the product to generate revenue.

      Atrix is also required to comply with the FDA’s current good manufacturing practices, or cGMPs, with respect to the manufacturing of its drugs and quality system regulations, or QSRs, with respect to the manufacturing of its medical devices. These cGMPs and QSRs include requirements relating to quality control, quality assurance and maintenance of records and documentation. Manufacturing facilities are subject to biennial inspections by the FDA and must be approved before Atrix can use them in the commercial manufacturing of its products. If Atrix’s contract manufacturers, or Atrix is unable to comply with the applicable cGMPs, QSRs and other regulatory requirements, the FDA may seek sanctions and/or remedies against Atrix, including suspending its manufacturing operations, issuing warning letters, forcing it to recall or withdraw its product(s) from the market and possibly issuing civil and/or criminal penalties in extreme cases.

     Clinical trials are expensive and their outcome is uncertain.

      Before obtaining regulatory approvals for the commercial sale of any products, Atrix’s partners or Atrix must demonstrate through preclinical testing and clinical trials that its product candidates are safe and effective for use in humans. Atrix has multiple compounds in various stages of preclinical development, a number of which are being developed through partnerships with a variety of other pharmaceutical companies. Atrix spends and will continue to spend a significant amount of financial resources conducting preclinical testing and clinical trials.

      Clinical trials are expensive and may take several years or more and the length of time can vary substantially. Expenses associated with clinical trials and other aspects of the FDA approval process have typically exceeded $5 million for each of the products Atrix is marketing in the United States. The FDA approval process has taken a minimum of 10 months and as long as two years for these products. Its initiation and rate of completion of clinical trials may be delayed by many factors, including:

•	Atrix’s inability to recruit patients at a sufficient rate;

•	the failure of clinical trials to demonstrate a product candidate’s safety and efficacy;

•	Atrix’s inability to follow patients adequately after treatment;

•	Atrix’s inability to predict unforeseen safety issues;

•	Atrix’s inability to manufacture sufficient quantities of materials for clinical trials;

•	the potential for unforeseen governmental or regulatory delays;

•	the potential lack of sufficient financial resources; and

•	Atrix’s inability to satisfy FDA requirements which may result in the clinical trials being repeated.

      Atrix has not experienced any significant delays in its clinical trials or received notice by the FDA to halt any of its clinical trials.

      In addition, the results from preclinical testing and early clinical trials do not always predict results of later clinical trials. Within the pharmaceutical industry, a number of new drugs have shown encouraging results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. For example, in 1993 Atrix’s 5% sanguinarine product failed to establish efficacy in Phase III clinical trials. Atrix reformulated the active ingredient in the product and conducted additional Phase III clinical trials. The trials were ultimately successful and the product is now marketed as its Atridox product, which did not receive regulatory approval until 1998.

      If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder Atrix’s ability to conduct related preclinical testing and clinical trials. Such potential failures may also make it more difficult to find additional collaborators or to obtain additional financing. Delays in Atrix’s clinical trials may require Atrix to expend significant additional amounts of time and money, and termination of Atrix’s clinical trials may prevent Atrix from generating any revenue from the product candidate at issue.

      Furthermore, to market Atrix’s products outside the United States, Atrix’s products may be subject to additional clinical trials and approvals even though the products have been approved in the United States. To meet any additional requirements that might be imposed by foreign governments, Atrix may incur additional costs that may impact its profitability. If the approvals are not obtained or will be too expensive to obtain, foreign distribution may not be feasible, which could harm Atrix’s business.

As Atrix’s product and product candidates are used commercially, if and when approved, unintended side effects, adverse reactions or incidence of misuse may appear.

      Atrix cannot predict whether the commercial use of products or product candidates in development, if and when they are approved for commercial use, will produce undesirable or unintended side effects that have not been evident in the use of clinical trials conducted for such products, and product candidates, to date. Additionally, incidents of product misuse may occur. These events, among others, could result in product recalls or withdrawals or additional regulatory controls.

Atrix’s future profitability depends on the development of new products.

      Atrix currently has a variety of new products in various stages of research and development and is working on possible improvements, extensions or reformulations of some existing products. These research and development activities, as well as the clinical testing and regulatory approval process, which must be completed before commercial quantities of these products can be sold, will require significant commitments of personnel and financial resources. Delays in the research, development, testing and approval processes will cause a corresponding delay in revenue generation from those products. Regardless of whether they are ever released to the market, the expense of such processes will have already been incurred.

      Atrix reevaluates its research and development efforts regularly to assess whether its efforts to develop a particular product or technology are progressing at the rate that justifies its continued expenditures. On the basis of these reevaluations, Atrix has abandoned in the past, and may abandon in the future, its efforts on a particular product or technology. If Atrix fails to take a product or technology from the development stage to market on a timely basis, Atrix may incur significant expenses without a near-term financial return.

Atrix markets its products through arrangements with third parties and, if it fails to maintain such arrangements, its business could be harmed.

      Atrix forms strategic relationships with collaborators to help it commercialize and market its products. These relationships are critical to the success of Atrix’s products on the market. Atrix expects that most of its future revenue will be obtained from royalty payments from sales or a percentage of profits of products licensed to its collaborators. Failure to make or maintain these arrangements, failure to form new arrangements or a delay in a collaborator’s performance could reduce its revenue and may require Atrix to expend significant amounts of time and money to find new collaborators and structure alternative arrangements. Disputes with a collaborator could delay the program on which Atrix is working with the collaborator and could result in expensive arbitration or litigation, which may not be resolved in its favor. For example, prior to 2002, Block Drug Corporation had exclusive rights to market and distribute Atrix’s Atridox, Atrisorb-FreeFlow GTR Barrier and Atrisorb-D GTR Barrier products in North America. Atrix had disputes with Block relating to product pricing and the payments due to it upon achievement of milestones under its commercialization agreement with Block and was involved in arbitration and litigation proceedings with them until final settlement of all disputes in September 2001. Atrix then entered into a new arrangement for the marketing and distribution of these products in the United States with CollaGenex Pharmaceuticals, Inc. Atrix’s legal dispute with Block and the transition to CollaGenex as its new marketing partner for these products were the primary factors causing Atrix’s 39% decrease in product net sales and royalty revenue between its 2000 and 2001 fiscal years and part of the reason for its 28% increase in administrative and marketing expenses between such years.

      In addition, Atrix’s collaborators could merge with or be acquired by another company or experience financial or other setbacks unrelated to Atrix’s collaboration that could impair their ability to market and sell its products and cause a decrease in its revenue. For example, GlaxoSmithKline acquired Atrix’s North American dental products’ marketing partner, Block, and subsequently discontinued marketing Atrix’s dental products under the terms of the August 2001 termination agreement.

      Finally, Atrix cannot control its collaborative partners’ performance or the resources they devote to Atrix’s programs. If a collaborative partner fails to perform, or fails to perform on a timely basis, the research, development or commercialization program on which it is working will be delayed. If this happens, Atrix may have to use funds, personnel, laboratories and other resources that Atrix has not budgeted, and consequently, Atrix may not be able to continue the program.

Atrix has limited experience in marketing and selling its products.

      Atrix’s sales of Eligard 7.5-mg one-month, Eligard 22.5-mg three-month and Eligard 30-mg four-month products, which accounted for approximately 75% of its net sales and royalty revenue in the fiscal year ended December 31, 2003 and approximately 84% of its net sales and royalty revenue for the six months ended June 30, 2004, have been marketed in the United States by Sanofi-Synthelabo since May 2002, September 2002 and March 2003, respectively. Atrix’s Atridox, Doxirobe and Atrisorb-FreeFlow GTR Barrier products, sales of which accounted for approximately 22% of its net sales and royalty revenue in the fiscal year ended December 31, 2003 and approximately 4.3% of its net sales and royalty for the six months ended June 30, 2004, have been marketed by its partners and have been on the market for five and a half years. To achieve commercial success for any of its products, Atrix must either develop a marketing and sales force or contract with another party to perform these services for Atrix. In either case, Atrix is competing with companies that have experienced and well-funded marketing and sales operations. Atrix has historically relied upon arrangements with third parties to market and sell its products. If Atrix does not maintain good relationships with these third parties, Atrix may not be able to make alternative arrangements on acceptable terms and its product sales may decline. To the extent Atrix undertakes to market or co-market its own products, however, Atrix would require additional expenditures and management resources. In particular, factors that may inhibit Atrix’s efforts to commercialize its products without collaborative partners include:

•	The inability of either a contract sales organization or Atrix to recruit and retain adequate numbers of effective sales personnel;

•	The inability of sales personnel working on Atrix’s behalf to obtain access to or persuade adequate numbers of physicians to prescribe its products;

•	The lack of complementary products to be offered by sales personnel working on Atrix’s behalf, which may put Atrix at a competitive disadvantage against companies with broader product lines; and

•	Unforeseen costs associated with creating an independent sales force and marketing organization.

If Atrix’s products do not achieve market acceptance, its revenue will be reduced.

      Atrix’s products may not gain market acceptance among physicians, patients, third-party payors and the medical community. Under Block’s and CollaGenex’s marketing of Atrix’s dental products in North America, its dental products have been slow in achieving market acceptance within the dental community. Sanofi-Synthelabo commenced marketing in the United States of Atrix’s Eligard 7.5-mg one-month, Eligard 22.5-mg three-month and Eligard 30-mg four-month products in May 2002, September 2002 and March 2003, respectively. Atrix anticipates market acceptance to increase for its Eligard products as the marketing and product awareness efforts of Atrix’s marketing partners continue. However, if the efforts of Atrix’s marketing partners are not successful in marketing Atrix’s Eligard products, Atrix’s Eligard U.S. sales revenue would decline. In the fiscal year ended December 31, 2003, Atrix generated $18.8 million in net sales and royalties, or 38% of its $49.5 million total revenue for the 2003 fiscal year. For the six months ended June 30, 2004, Atrix generated $20.1 million in net sales and royalties, or 59% of its $34.1 million total revenue for the six-month period ended June 30, 2004.

      The degree of market acceptance of any of Atrix’s products and product candidates depends on a number of factors, including:

•	demonstration of their clinical efficacy and safety;

•	their cost-effectiveness;

•	their potential advantage over alternative existing and newly developed treatment methods;

•	the marketing and distribution support they receive; and

•	reimbursement policies of government and third-party payors.

      Atrix’s products and product candidates, if successfully developed, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Atrix’s products may also compete with new products currently under development by others or with products that may cost less than its products. Physicians, patients, third-party payors and the medical community may not accept or utilize Atrix’s products. If Atrix’s products do not achieve significant market acceptance, it may not generate enough revenue to offset its research and development expenses incurred in obtaining the required regulatory approvals for such products.

Atrix has limited experience in manufacturing products on a commercial scale, and, if Atrix is unable to produce enough of its products to meet market demands, this could cause a decrease in its revenue.

      Atrix completed the expansion of its manufacturing facility in the second quarter of 2003 and the validation of the plant and equipment was completed during the third quarter of 2003. Certain areas of the plant require further qualification by the FDA, which is anticipated by the end of 2004. There is a risk that Atrix may fail to meet facility qualification requirements, to meet future market demands, to manufacture present and future products in compliance with applicable regulations and to produce its products at an acceptable cost.

Atrix has a dependence on one contract manufacturer involved in the production of its Eligard products.

      Atrix currently outsources the sterile filling and “lyophilization,” also known as freeze drying, process of its Eligard products to Chesapeake Biological Laboratories, Inc., an approved contract manufacturer, and relies on this manufacturer for this highly specialized service. Atrix’s contract with Chesapeake Biological Laboratories is for a period of two years commencing January 23, 2004, and automatically renews for additional one-year terms unless either party provides notice of non-renewal more than ninety days prior to termination. If this vendor is unable to meet Atrix’s needs for this manufacturing process, or if Atrix’s relationship with this vendor was to deteriorate or terminate, production of its Eligard products may be temporarily discontinued for several months. Atrix currently has one other contract manufacturer as a back-up source for the sterile filling and lyophilization process should there be a disruption in its Eligard product supply chain. However, the FDA would need to approve the change in the manufacturer of the sterile filling and lyophilization process for Atrix’s Eligard products, which could take several months. Additionally, Atrix and its partners have at least three months of inventory safety stock of Eligard products to meet near term future demands, should a disruption in the sterile filling and lyophilization process occur. To help address this risk, Atrix has built and is in the process of qualifying its own sterile filling and lyophilization facility, which is expected to be commercially operating at the end of 2004.

Atrix generates a significant amount of its revenue from its contract research and development activities and any adverse effect on its relationships with these customers could cause a decrease in its revenue.

      To support Atrix’s research and development of certain product candidates, Atrix relies on agreements with collaborators, licensors and others that provide financial and clinical support. Atrix contract research and development revenue of $22.1 million for the fiscal year ended December 31, 2003 represented 45% of Atrix’s $49.5 million total revenue for the 2003 fiscal year. Atrix contract research and development revenue of $9.8 million for the six months ended June 30, 2004 represented 29% of its $34.1 million total revenue for the six-month period.

      If any of Atrix’s research and development agreements were terminated or substantially modified, or if its relationships with any of these collaborators deteriorated, or if Atrix is unable to make agreements with new collaborators as its current relationships are completed, Atrix’s contract research and development revenue may decrease and its ability to develop and commercialize its technologies may be hindered. Contract research and development revenue recognized under Atrix’s agreements with Fujisawa, Sandoz, Sanofi-Synthelabo and Pfizer was $20.6 million, or 93%, of Atrix’s 2003 total contract research and development revenue of $22.1 million, or 42%, of Atrix’s 2003 total revenue of $49.5 million. If any of these agreements were terminated, or if Atrix’s relationship with these collaborators deteriorated, its revenue would likely decrease significantly.

Atrix receives revenues from international markets, and its plans for international expansion may not succeed, which could harm its revenue and profitability.

      Atrix conducts its European operations through its wholly owned subsidiary, Atrix Laboratories GmbH, in Bad Homburg, Germany. Atrix’s revenue from product sales to customers outside of the United States amounted to $2.6 million, or 14%, of Atrix’s $18.8 million net sales and royalty revenue and 5% of Atrix’s total revenue of $49.5 million, for the fiscal year ended December 31, 2003. Revenue from product sales to customers outside of the United States amounted to $3.1 million, or 15%, of its $20.1 million net sales and royalties revenue and 9% of its total revenue of $34.1 million, for the six months ended June 30, 2004.

      Atrix faces foreign exchange rate fluctuations, primarily with respect to the Euro, because it translates the financial results of its foreign subsidiaries and transactions with its foreign marketing partners into U.S. dollars for consolidation. As exchange rates vary, Atrix’s results, when translated, may vary from expectations and may result in a decrease in its revenue.

      One of Atrix’s strategies for increasing its revenue depends on expansion into international markets. Atrix’s business plan in foreign markets may not succeed for a number of reasons, including:

•	difficulties in managing foreign operations or obtaining the required regulatory approvals from foreign governmental authorities;

•	fluctuations in currency exchange rates or imposition of currency exchange controls;

•	competition from local and foreign-based companies;

•	issues relating to uncertainties of laws and enforcement relating to the protection of intellectual property;

•	unexpected changes in trading policies and regulatory requirements;

•	duties and taxation issues;

•	language and cultural differences;

•	general political and economic trends; and

•	expropriation of assets, including bank accounts, intellectual property and physical assets by foreign governments.

      Accordingly, Atrix may not be able to successfully execute its business plan in foreign markets. If Atrix is unable to achieve anticipated levels of revenue from international markets, its revenue and profitability may decline.

Atrix’s inability to protect its intellectual property and defend itself from intellectual property suits could harm its competitive position and its financial performance.

      Atrix relies heavily on its proprietary information in developing and manufacturing its products. Notwithstanding its pursuit of patent protection, other companies may develop delivery systems, compositions and methods that infringe Atrix’s patent rights resulting from outright ownership or non-revocable exclusive licensure of patents that relate to its delivery systems, composition and methods. In that event, such delivery systems, compositions and methods may compete with Atrix’s systems, compositions and methods and may reduce sales of its products. Atrix’s patents may not afford adequate protection against competitors with similar systems, composition and methods, and other companies may circumvent its patents.

      In addition to patents, Atrix also maintains numerous U.S. and foreign trademark and service mark applications for registrations of its name, logo, drug delivery systems and products. If other companies infringe on Atrix’s trademarks and service marks, Atrix may not be able to market its products as effectively and its brand recognition may decline.

      Atrix also relies on its non-patented proprietary knowledge. Despite Atrix’s efforts to protect its proprietary rights from unauthorized use or disclosure, parties, including former employees or consultants, may attempt to disclose, obtain or use its proprietary information or technologies. Other companies may also develop substantially equivalent proprietary knowledge. The steps Atrix has taken to protect its proprietary information and technology may not prevent misappropriation of its proprietary information and technologies, particularly in foreign countries where laws or law enforcement practices may not protect its proprietary rights as fully as in the United States. If other companies obtain Atrix’s proprietary knowledge or develop substantially equivalent knowledge, they may develop products that compete against Atrix’s and adversely affect its product sales.

      In 2003, TAP Pharmaceutical Products, Inc., Takeda Chemical Industries Ltd. and Wako Pure Chemical Industries, Ltd. filed suit in a U.S. federal court alleging that the Eligard delivery system infringes a patent licensed to TAP Pharmaceuticals by the two other plaintiffs. The patent expires on May 1, 2006. In March 2004, the court granted Atrix’s motion to stay the patent infringement suit. The plaintiffs filed a motion seeking reconsideration of the stay order, but the motion was denied. TAP Pharmaceuticals requested that it be allowed to file a motion for preliminary injunction, and the court denied that request. If this lawsuit is not resolved in Atrix’s favor, Atrix may be enjoined from selling some or all of its Eligard products until the patent expires in 2006, and/or may be required to pay financial damages, which could be substantial.

      On June 21, 2004, Takeda Chemical Industries Ltd., Wako Pure Chemical Industries, Ltd. and Takeda Pharma GmbH filed a Request for Issuance of a Provisional Injunction against MediGene AG and Yamanouchi Pharma GmbH. The request alleges patent infringement and seeks an injunction preventing defendants from producing, offering, putting on the market or using, or importing or possessing for these purposes, in the Federal Republic of Germany a solvent for preparing an injectable solution containing a polymer (claim 1 of EP 0 202 065). On July 26, 2004, the Court denied the plaintiffs’ request for preliminary injunction.

      On June 28, 2004 Takeda Chemical Industries Ltd., Wako Pure Chemical Industries, Ltd. and Takeda GmbH filed a complaint in the Regional Court Düsseldorf, the Federal Republic of Germany, against MediGene AG and Yamanouchi Pharma GmbH alleging patent infringement. Previously, on June 1, 2004, MediGene AG filed an action in Germany seeking the nullification of the patent that is the subject of the June 28, 2004 complaint. If Takeda’s action in the Regional Court Düsseldorf is not resolved in favor of MediGene and Yamanouchi, they may be precluded from selling Eligard products in Germany until the patent expires. In such event, Atrix’s revenue from sales of Eligard in Germany may decrease.

      Intellectual property claims brought against Atrix, regardless of their merit, could result in costly litigation and the diversion of its financial resources and technical and management personnel. Further, if such claims are proven valid, through litigation or otherwise, Atrix may be required to change its trademarks and service marks, stop using its technologies and pay financial damages, which could harm its profitability and financial performance.

If Atrix engages in acquisitions, Atrix will incur a variety of costs, and may not be able to realize the anticipated benefits.

      From time to time, Atrix engages in preliminary discussions with third parties concerning potential acquisitions of products, technologies and businesses. Acquisitions may require Atrix to make considerable cash outlays and can entail the need for it to issue equity securities, incur debt and contingent liabilities, incur amortization expenses related to intangible assets, and can result in the impairment of goodwill, which could harm Atrix’s profitability. Acquisitions involve a number of additional risks, including:

•	difficulties in and costs associated with the assimilation of the operations, technologies, personnel and products of the acquired companies;

•	assumption of known or unknown liabilities or other unanticipated events or circumstances;

•	risks of entering markets in which Atrix has limited or no experience; and

•	potential loss of key employees.

      Any of these risks could harm Atrix’s ability to achieve levels of profitability of acquired operations or to realize other anticipated benefits of an acquisition.

Atrix may seek to raise additional funds, and additional funding may be dilutive to stockholders or impose operational restrictions.

      Any additional equity financing may be dilutive to Atrix’s stockholders and debt financing, if available, may involve restrictive covenants, which may limit its operating flexibility with respect to certain business matters. If additional funds are raised through the issuance of equity securities, the percentage ownership of its stockholders will be reduced. These stockholders may experience dilution in net book value per share and any additional equity securities may have rights, preferences and privileges senior to those of the holders of Atrix’s common stock.

Atrix’s future performance depends on its ability to attract and retain key personnel.

      Atrix’s success depends in part on its ability to attract and retain highly qualified management and scientific personnel. Mr. Bethune and Mr. Duncan may be considered key personnel upon whom Atrix is dependent. Atrix does not have key man life insurance for these or any other individuals. Atrix has entered into a personal services agreement with Mr. Bethune and a change of control agreement with Mr. Duncan. If key employees terminate their employment with Atrix, its business relationships may be adversely affected, and management’s attention may be diverted from its operations to focusing on transition matters and identifying suitable replacements. If any of Atrix’s key research and development employees terminate their employment, Atrix’s research and development efforts may be hindered, adversely affecting its ability to bring new products to market.

      Because competition for personnel in Atrix’s industry is intense, Atrix may not be able to locate suitable replacements for any key employees that leave the company and Atrix may not be able to offer employment to suitable replacements on reasonable terms. Given the relatively small number of pharmaceutical companies in Colorado compared to the East and West Coasts of the United States, it is more difficult for Atrix to attract qualified and experienced personnel than it may be for pharmaceutical companies located in other parts of the country. Atrix’s ability to attract a qualified candidate often requires the candidate’s willingness to relocate, which the candidate would not have to do if he or she lived in a part of the country where more pharmaceutical companies and larger pharmaceutical companies are located.

Atrix is subject to environmental compliance risks.

      Atrix’s research, development and manufacturing areas involve the controlled use of hazardous chemicals, primarily flammable solvents, corrosives, and toxins. The biologic materials include microbiological cultures, animal tissue and serum samples. Some experimental and clinical materials include human source tissue or fluid samples. Atrix is not licensed to receive or handle radioactive materials. Atrix is also subject to federal, state and local government regulation in the conduct of its business, including regulations on employee safety and handling and disposal of hazardous and radioactive materials. Any new regulation or change to an existing regulation could require it to implement costly capital or operating improvements for which Atrix has not budgeted. If Atrix does not comply with these regulations, it may be subject to fines and other liabilities.

Atrix’s industry is characterized by intense competition and rapid technological change, which may limit its commercial opportunities, render its products obsolete and reduce its revenue.

      The pharmaceutical and biotechnology industries are highly competitive. Atrix faces intense competition from academic institutions, government agencies, research institutions and other biotechnology and pharmaceutical companies, including other drug delivery companies. Some of these competitors are also Atrix’s collaborators. Atrix’s competitors are working to develop and market other drug delivery systems, vaccines, antibody therapies and other methods of preventing or reducing disease, and new small-molecule and other classes of drugs that can be used without a drug delivery system.

      Many of Atrix’s competitors have much greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than Atrix does. Many of them also have much more experience than Atrix does in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign approvals. In addition, they may succeed in obtaining patents that would make it difficult or impossible for Atrix to compete with their products.

      Because major technological changes can happen quickly in the biotechnology and pharmaceutical industries, the development by competitors of technologically improved or different products may make Atrix’s products or product candidates obsolete or noncompetitive.

If third-party payors will not provide coverage or reimburse patients for the use of Atrix’s products, its revenue will suffer.

      The commercial success of Atrix’s products is substantially dependent on whether third-party reimbursement is available for the use of Atrix’s products by the medical and dental professions. Medicare, Medicaid, health maintenance organizations and other third-party payors may not authorize or otherwise budget for the reimbursement of Atrix’s products. In addition, they may not view Atrix’s products as cost-effective and reimbursement may not be available to consumers or may not be sufficient to allow Atrix’s products to be marketed on a competitive basis. Likewise, legislative proposals to reform health care or reduce government programs could result in lower prices or rejection of Atrix’s products. Changes in reimbursement policies or health care cost containment initiatives that limit or restrict reimbursement for Atrix’s products may cause its revenue to decline.

If product liability lawsuits are brought against Atrix, it may incur substantial costs.

      Atrix’s industry faces an inherent risk of product liability claims from allegations that its products resulted in adverse effects to the patient and others. These risks exist even with respect to those products that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Atrix maintains product liability insurance in the amount of $10 million; however, its insurance may not provide adequate coverage against potential product liability claims or losses. In the future, Atrix may not be able to obtain adequate insurance coverage on reasonable terms and insurance premiums and deductibles may increase. Even if Atrix were ultimately successful in product liability litigation, the litigation could consume substantial amounts of its financial and managerial resources and may create adverse publicity, all of which would impair its ability to generate sales. If Atrix were found liable for any product liability claims in excess of its insurance coverage or outside its coverage, the cost and expense of such liability could severely damage Atrix’s business and profitability.

      Additionally, product recalls may be issued at Atrix’s discretion or at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical product sales. If product recalls occur, such recalls are generally expensive and often have an adverse affect on the image of the product being recalled.

Atrix’s stock price is volatile and the value of a stockholder’s investment may be subject to sudden decreases.

      The price of Atrix’s stock has been and may continue to be volatile. The price of Atrix’s stock during the last two years has ranged from a low of $10.06 on February 14, 2003 per share to a high of $35.07 per share on June 29, 2004. Atrix’s stock price may fluctuate due to a variety of factors, including:

•	announcements of developments related to Atrix’s business or its competitors’ businesses;

•	fluctuations in Atrix’s operating results;

•	sales of Atrix’s common stock in the marketplace;

•	failure to meet, or changes in, analysts’ expectations;

•	general conditions in the biotechnology and pharmaceutical industries or the worldwide economy;

•	announcements of innovations, new products or product enhancements by Atrix or by its competitors;

•	developments in patents or other intellectual property rights or any litigation relating to these rights; and

•	developments in Atrix’s relationships with its customers, suppliers and collaborators.

      Decreases in Atrix’s stock price may adversely affect the trading market for its stock and may cause stockholders to lose all or a portion of their investments.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      This joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management, litigation, markets for the QLT and Atrix shares, conditions to completing the merger and timetable for completion and other matters. Statements in this joint proxy statement/prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 and for Canadian securities laws. These forward-looking statements relating to QLT or Atrix, wherever they occur in this joint proxy statement/prospectus or the other documents incorporated by reference, are necessarily estimates reflecting the best judgment of the respective management of QLT and Atrix and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should be considered in light of various important factors, including those set forth in this joint proxy statement/prospectus and incorporated by reference into this joint proxy statement/prospectus. In addition to other factors described in the risk factors beginning on page 21 of this joint proxy statement/prospectus, important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include without limitation:

•	the potential inability of the two companies to successfully execute their integration strategies or achieve planned synergies;

•	uncertainties regarding the two companies’ future operating results, and the risk that future sales of Visudyne® and Eligard® may be less than expected;

•	currency fluctuations in the companies’ primary markets;

•	uncertainty and timing of pricing and reimbursement relating to Visudyne® and Eligard®;

•	uncertainty regarding the outcome of pending patent and securities litigation against QLT, Atrix and certain licensees of Atrix;

•	the timing, expense and uncertainty associated with the development and regulatory approval process for products;

•	the safety and effectiveness of the two companies’ products and technologies, and the risk of future product liability claims;

•	the ability of the marketing partners of QLT and Atrix to successfully market their respective products;

•	the dependence on third parties to develop and commercialize select product candidates;

•	the ability of QLT and Atrix to successfully protect and enforce their intellectual property rights;

•	the expectation of receiving royalties on sales of Atrix’s products and Atrix’s plans to manufacture certain of its products at its facility in Fort Collins, Colorado;

•	the reliance on third parties for the manufacture of certain products and QLT’s reliance on third parties for the continued supply of light source and light delivery devices for Visudyne® therapy;

•	the timing and expense associated with compliance with regulatory requirements;

•	the timing of new product launches by QLT, Atrix, or their competitors; and

•	general competitive conditions within the biotechnology and drug delivery industry and general economic conditions.

      Words such as “expects,” “anticipates,” “intends,” “plans,” “will,” “believes,” “seeks,” “estimates,” “should,” “may,” “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents incorporated by reference. Forward-looking statements are based on current expectations and neither company assumes any obligation to update such information to reflect later events or developments, except as required by law.

THE QLT SPECIAL MEETING

Date, Time, Place and Purpose of the QLT Special Meeting

      The special meeting of shareholders of QLT will be held at QLT’s offices at 887 Great Northern Way, Vancouver, British Columbia, Canada, on November 19, 2004 at 9:00 a.m., Pacific time, for the following purposes:

•	to consider and vote upon a proposal to approve the issuance of QLT common shares pursuant to the merger agreement, all as more particularly described in this joint proxy statement/ prospectus; and

•	to transact such other business as may properly come before the special meeting.

Recommendation of the QLT Board of Directors

      The QLT board of directors has unanimously approved the merger agreement, and unanimously recommends that QLT shareholders vote “FOR” approval of the issuance of QLT common shares pursuant to the merger agreement.

Record Date; Outstanding Shares; Shares Entitled to Vote

      Only holders of record of QLT common shares at the close of business on the record date, October 6, 2004, are entitled to notice of and to vote at the special meeting. As of the record date, there were 69,599,190 QLT common shares issued and outstanding. On the record date, the QLT directors and executive officers beneficially owned and were entitled to vote 524,380 QLT common shares, or approximately 0.75% of the outstanding QLT common shares as of that date. On a show of hands every shareholder present in person has one vote and on a poll every shareholder present in person or by proxy has one vote for each QLT common share registered in the shareholder’s name.

Quorum and Vote Required

      To transact business at the QLT special meeting, a quorum of shareholders must be present at the commencement of the meeting, either in person or by proxy. Two shareholders, two proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder entitled to vote at the special meeting, present in person at the beginning of the meeting and collectively holding or representing by proxy in the aggregate not less than 5% of the issued QLT common shares will constitute a quorum. If within one-half hour from the time appointed for the meeting a quorum is not present, the meeting will stand adjourned to the same day in the next week at the same time and place. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed, the person or persons present and being, or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting will constitute a quorum.

      The issuance of the QLT common shares pursuant to the merger requires the approval of a simple majority of the votes cast at the QLT special meeting.

Voting; Proxies; Revocation

      You may vote by proxy or in person at the special meeting. You have a choice as to how to vote on the share issuance proposal. You may either vote “for” the share issuance or vote “against” the share issuance.

      You are encouraged to vote by proxy using the enclosed instrument of proxy even if you plan to attend the special meeting. If the instructions you give in the instrument of proxy are clear, and if the instrument of proxy is properly completed and delivered and has not been revoked, the shares represented by the instrument of proxy will be voted or withheld from voting on any poll that may be called for in accordance with your instructions and, if you specify a choice with respect to any matter to be acted upon, the shares will be voted accordingly. To vote using the enclosed instrument of proxy, you must:

•	specify your choice on the share issuance by marking the appropriate box on the enclosed instrument of proxy;

•	sign the instrument of proxy where indicated. To be valid, the instrument of proxy must be signed by you or your attorney authorized in writing. If the shareholder is a corporation, the instrument of proxy must be signed under that corporate shareholder’s corporate seal or by a duly authorized officer or attorney of the corporation; and

•	return the instrument of proxy in the enclosed envelope or by facsimile to QLT’s Registrar and Transfer Agent: Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, facsimile: within North America at (866) 249-7775 or outside North America at (416) 263-9524, no later than November 17, 2004 at 12:00 p.m. (Toronto time). The instrument of proxy may also be delivered to the Chairman at the special meeting as to any matter in respect of which a vote will not have already been cast.

      Unless there are different instructions on the instrument of proxy, all shares represented by valid proxies (and not revoked before they are voted) will be voted at the meeting “FOR” issuance of QLT common shares pursuant to the merger agreement. The instrument of proxy confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting and any other matter that properly comes before the special meeting. The management of QLT knows of no such amendment, variation or other matter that is to be presented for action at the special meeting. However, if any other matters which are not now known to QLT’s management should properly come before the special meeting, the proxies will be voted, or not voted, by the proxyholder in his or her discretion.

      You have the right to appoint another person to attend and act on your behalf at the special meeting other than the persons named in the enclosed instrument of proxy. To exercise this right, you should strike out the names of the persons named in the instrument of proxy and insert the name of your nominee in the blank space provided. A person appointed as a proxyholder need not be a QLT shareholder.

      A shareholder’s shares may be registered in the name of a third party, such as a brokerage firm, securities dealer, trust company, bank or other similar intermediary. Generally, such non-registered shareholders will receive a package from the intermediary containing either: (i) a request for voting instructions; or (ii) an instrument of proxy which may be signed by the intermediary and specify the number of shares beneficially owned, but is otherwise uncompleted. If a non-registered shareholder who receives one of the above forms wishes to vote in person at the special meeting, the non-registered shareholder should strike out the names of management’s representatives named in the instrument of proxy and insert the non-registered shareholder’s name in the blank space provided or, in the case of a voting instruction form, contact the shareholder’s intermediary. In either case, non-registered shareholders should carefully follow the instructions of the shareholder’s intermediary with respect to the procedures for voting.

      Your vote is important. Accordingly, please sign and return the accompanying instrument of proxy whether or not you plan to attend the special meeting in person.

      A proxy may be revoked by voting in person at the special meeting, by an instrument in writing stating that the proxy is revoked and signed and delivered as follows, or in any other manner provided by applicable law:

•	the instrument revoking the proxy must be signed by you or by your attorney authorised in writing. If the shareholder is a corporation, the instrument of revocation must be signed under that corporate shareholder’s corporate seal or by a duly authorised officer or attorney of the corporation; and

•	the instrument revoking the proxy must be (i) delivered to QLT’s registered office at 26th Floor, Toronto Dominion Bank Tower, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 on or before November 17, 2004 at 9:00 a.m. (Vancouver time) or the last business day preceding the date of any adjournment of the special meeting at which the proxy is to be voted or (ii) deposited with the Chairman on the date of the special meeting or any adjournment of it before the taking of any vote in respect of which the proxy is to be used.

      If your shares are held in the name of an intermediary such as a brokerage firm, securities dealer, trust company, bank or other nominee institution, you may change your vote by submitting new voting instructions to your intermediary, as applicable. You will need to contact your brokerage firm, securities dealer, trust company, bank or other nominee institution to learn how to effect that change.

      Shares represented by proxies that reflect “broker non-votes” (i.e., shares held by a broker or nominee which are represented at the QLT special meeting, but with respect to which the broker or nominee is not empowered to vote on the share issuance) will be counted for purposes of determining the presence of a quorum but will not be included in the computation of the vote on the share issuance proposal.

Proxy Solicitation

      This solicitation is made on behalf of the management of QLT and QLT will pay the entire cost of soliciting proxies from its shareholders. QLT’s directors, officers and employees may also solicit proxies personally or by telephone, mail, facsimile or e-mail. QLT will not pay any additional compensation to directors, officers or other employees for such services, but may reimburse them for reasonable out-of-pocket expenses in connection with such solicitation. QLT will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to its shareholders. In addition, QLT has retained Georgeson Shareholder Communications Canada, Inc. to solicit proxies from brokers, banks and other institutional holders and from beneficial owners and individual holders of record of QLT common shares. For these services, QLT has agreed to pay to Georgeson Shareholder Communications a fee of approximately $20,000.

Other Business; Adjournments

      As of the date of this joint proxy statement/prospectus, the QLT board of directors does not know of any matter that will be presented for consideration at the QLT special meeting other than the issuance of QLT common shares pursuant to the merger agreement. However, if any other matters properly come before the special meeting, the instrument of proxy confers upon the proxyholder discretionary authority to vote all shares represented by the proxy on such matter, including with respect to amendments or variations to matters identified in the Notice of Meeting.

      Adjournments may be made for the purpose of, among other things, soliciting additional proxies. The Chairman of the meeting may, and shall if directed by a simple majority of the votes cast at the special meeting, adjourn the meeting from time to time, whether or not a quorum exists. No notice of an adjournment, other than by an announcement made at the special meeting, is required unless the meeting is adjourned for 30 days or more. While QLT has no plan or proposal to adjourn the meeting, in the unlikely event that it does not have sufficient proxies for approval of its proposal to approve the issuance of QLT common shares pursuant to the merger agreement, QLT expects to open the meeting and promptly adjourn the meeting to reconvene it no sooner than ten business days later and to solicit additional proxies by means of a supplement to this joint proxy statement/prospectus.

Presence of Independent Registered Chartered Accountants

      A representative of Deloitte & Touche LLP, QLT’s independent registered chartered accountants, is expected to be present at the QLT special meeting and will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Assistance

      If you need assistance in completing your instrument of proxy or have questions regarding the special meeting, please contact QLT’s proxy solicitors and information agent, Georgeson Shareholder Communications, at 66 Wellington Street West, TD Tower, Suite 5210, Toronto Dominion Centre, Toronto, Ontario, Canada M5K 1J3, toll-free telephone number: 1-888-288-4571.

THE ATRIX SPECIAL MEETING

Date, Time, Place and Purpose of the Atrix Special Meeting

      The special meeting of Atrix stockholders will be held at The Fort Collins Marriott, 350 East Horsetooth Road, Fort Collins, Colorado on November 19, 2004 at 10:00 a.m., Mountain time, for the following purposes:

•	to consider and vote upon a proposal to adopt the merger agreement and approve the merger, as more particularly described in this joint proxy statement/ prospectus; and

•	to transact such other business as may properly come before the special meeting.

Recommendation of the Atrix Board of Directors

      The Atrix board of directors has unanimously approved the merger and merger agreement and believes that the merger is in the best interest of Atrix and its stockholders. The Atrix board of directors unanimously recommends that Atrix stockholders vote “FOR” approval of the merger and adoption of the merger agreement.

Record Date; Outstanding Shares; Shares Entitled to Vote

      Only holders of record of Atrix common shares at the close of business on the record date, October 6, 2004, are entitled to notice of and to vote at the special meeting. As of the record date, there were 21,347,958 shares of Atrix common stock issued and outstanding and entitled to vote at the special meeting. On the record date, the Atrix executive officers and directors beneficially owned and were entitled to vote 314,624 shares of Atrix common stock, or approximately 1.47% of the outstanding shares of Atrix common stock as of that date (which share number does not reflect options that will become vested and exercisable immediately prior to the merger pursuant to the terms of the merger agreement). Each share of Atrix common stock entitles its holder to cast one vote on each matter submitted to a vote at the Atrix special meeting.

Quorum and Vote Required

      A majority of shares of Atrix common stock issued and outstanding and entitled to vote as of the record date must be represented, in person or by proxy, at the Atrix special meeting to constitute a quorum. A quorum must be present before a vote can be taken on the adoption of the merger agreement, the approval of the merger or any other matter except adjournment or postponement of the meeting due to the absence of a quorum. Abstentions and broker non-votes, which are described below, will be counted for purposes of determining the presence of a quorum at the Atrix special meeting. If a quorum is not present at the Atrix special meeting, we expect that the meeting will be adjourned or postponed to solicit additional proxies.

      For the merger agreement to be adopted and the merger approved under Delaware law and Atrix’s amended and restated certificate of incorporation, at least a majority of the outstanding shares of Atrix common stock on the record date must be voted in favor of adoption of the merger agreement and approval of the merger.

Voting; Proxies; Revocation

      You may vote by proxy or in person at the special meeting. This joint proxy statement/prospectus is being furnished to Atrix stockholders in connection with the solicitation of proxies by the Atrix board of directors for use at the special meeting of Atrix stockholders. It is accompanied by a form of proxy.

      Atrix stockholders should vote their shares by proxy if they will not be able to attend the special meeting in person.

      If you are a record holder of Atrix common stock, you may vote your shares by proxy in any of the following ways:

•	Vote by telephone — toll-free 1-800-PROXIES (1-800-776-9437).

Use a touch-tone telephone to vote, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern time, on November 18, 2004. Have your proxy card available when you call and follow the instructions provided.

•	Vote through the Internet — www.voteproxy.com.

Use the Internet to vote your proxy by accessing www.voteproxy.com, 24 hours a day, 7 days a week, until 11:59 p.m., Eastern time, on November 18, 2004. Have your proxy card available when you access the web page and follow the on-screen instructions.

•	Vote by mail.

Mark, sign and date the enclosed proxy card and return it in the postage-paid envelope provided.

      If you hold your shares through a broker or other nominee (meaning that your shares are held in “street name”), you should instruct your broker or other nominee to vote your shares by following the instructions provided by your broker or other nominee. Please refer to these voting instructions to see if you may submit voting instructions by telephone or over the Internet.

      An Atrix stockholder who submits a proxy and later changes his or her mind as to his or her vote, or decides to attend the meeting in person, may revoke his or her proxy at any time before the vote at the Atrix special meeting by (1) notifying the corporate secretary of Atrix in writing of the revocation, either by mail, by fax or by delivering such revocation in person, or (2) completing, signing and returning a proxy with a later date again, either by mail, by fax or by delivering such later dated proxy in person or through the other means described above. In addition, an Atrix stockholder may revoke a prior proxy by attending the Atrix special meeting and voting in person. However, mere attendance alone at the special meeting by an Atrix stockholder who has signed a proxy but was not provided a notice of revocation or request to vote in person is not sufficient to revoke such stockholder’s proxy. If your shares are held in “street name” by a broker, bank or other nominee, you should contact the broker, bank or other nominee to change your vote.

      All shares of Atrix common stock represented by properly executed proxies that Atrix receives before or at the Atrix special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If a properly executed proxy is returned but contains no voting instructions, the shares of Atrix common stock represented by the proxy will be voted “FOR” adoption of the merger agreement and approval of the merger, unless such shares are held in a brokerage account. If a properly executed proxy is returned to Atrix and the stockholder has abstained from voting on adoption of the merger agreement and approval of the merger, Atrix common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum. However, an abstention will have the legal effect of a vote “AGAINST” the adoption of the merger agreement and approval of the merger.

      If an Atrix stockholder holds shares of Atrix common stock in a brokerage account, the brokers holding such shares in “street name” may vote the shares only if the stockholder provides the broker with appropriate instructions. If an executed proxy is returned to Atrix by a broker holding shares of Atrix common stock in street name which indicates that the broker does not have discretionary authority to vote on adoption of the merger agreement and approval of the merger, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement and approval of the merger and will be the equivalent of a vote against approval of the proposal. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. You are urged to mark the applicable box on the proxy to indicate how to vote your shares. In addition, please note that if the shares of an Atrix stockholder are held in “street name” by a broker, bank or other nominee, and such Atrix stockholder wishes to vote in person at the Atrix special meeting, such stockholder must bring to the special meeting a letter from their broker, bank or other nominee to vote their shares in person.

      Atrix stockholders should address written notices of revocation of proxies and other communications relating to proxies to:

Atrix Laboratories, Inc.

2579 Midpoint Drive
Fort Collins, Colorado 80525
Attention: Investor Relations

      Any notice of revocation sent to Atrix must include the stockholder’s name and must be received prior to the special meeting to be effective.

      Adoption of the merger agreement and approval of the merger requires the affirmative vote of holders of at least a majority of the shares of Atrix common stock outstanding on the record date. Accordingly, abstentions and failures to vote will have the same effect as votes against adoption of the merger agreement and approval of the merger. Therefore, the Atrix board of directors urges all Atrix stockholders to complete, date and sign the accompanying proxy and return it promptly in the pre-addressed, postage-paid envelope provided for that purpose.

Proxy Solicitation

      Following the original mailing of this joint proxy statement/prospectus, Atrix will request brokers, custodians, nominees and other record holders of Atrix common stock to forward copies of those materials to persons for whom they hold shares of Atrix common stock, and to request authority for the exercise of proxies. In these cases, if the record holders so request, Atrix will reimburse the record holders for their reasonable expenses. Directors, officers and employees of Atrix may solicit proxies in person or by telephone, mail, facsimile or other means. These directors, officers and employees will not be separately compensated for soliciting proxies. In addition, Atrix has retained Morrow & Co., Inc. to solicit proxies from Atrix stockholders by mail, in person, by e-mail and by telephone. Atrix will pay Morrow & Co., Inc. a fee of $10,000 for its services, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with the proxy solicitation.

      You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of certificates for Atrix capital stock will be mailed to you as soon as practicable after completion of the merger.

Other Business; Adjournments

      As of the date of this joint proxy statement/prospectus, Atrix does not expect that any matter other than adoption of the merger agreement and approval of the merger will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in their discretion in accordance with their judgment with respect to those matters.

      Adjournments may be made for the purpose of, among other things, soliciting additional proxies. The special meeting may be adjourned from time to time by the Chairman or by a vote of the holders of a majority of the shares represented at the special meeting, whether or not a quorum exists at the time of adjournment. No notice of an adjournment, other than by an announcement made at the special meeting, is required unless the meeting is adjourned for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. While Atrix has no plan or proposal to adjourn the meeting, in the unlikely event that it does not have sufficient proxies for approval of its proposal to adopt the merger agreement and approve the merger, Atrix expects to open the meeting and promptly adjourn the meeting to reconvene it no sooner than ten business days later and to solicit additional proxies by means of a supplement to this joint proxy statement/prospectus.

Presence of Independent Registered Public Accounting Firm

      A representative of Deloitte & Touche LLP, Atrix’s independent registered public accounting firm, is expected to attend the Atrix special meeting and will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions.

Delivery of Stockholder Documents

      To reduce the expenses of delivering duplicate voting materials to stockholders of Atrix, only one copy of this joint proxy statement/prospectus is being sent to stockholders who share the same address unless Atrix has received contrary instructions from any stockholder at that address. Each stockholder will receive a separate proxy card or voting instruction form and will therefore retain a separate right to vote on all matters presented at the meeting.

      If you share an address with another stockholder and have received only one copy of this joint proxy statement/prospectus, you may call Atrix at (970) 482-5868, or write to Atrix at Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, Colorado 80525, Attn: Investor Relations, to request a separate copy. Atrix will deliver a separate copy to you promptly and at no cost to you. For future stockholder meetings, you may request separate voting materials or request that Atrix only send one set of voting materials to you if you are receiving multiple copies by calling Atrix at the same number or writing Atrix at the same address.

Assistance

      If you need assistance in completing your form of proxy or have questions regarding the special meeting, please contact Atrix’s proxy solicitor, Morrow & Co., Inc., toll-free at 1-800-607-0088 or by email at Atrix.info@morrowco.com. You may also contact Investor Relations at Atrix by email at ir@atrixlabs.com or by telephone at (970) 482-5868.

THE MERGER

      The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire document, including the merger agreement attached to this joint proxy statement/prospectus, which is a management information circular for purposes of Canadian securities laws, as Annex A, for a more complete understanding of the merger.

General

      Each of the QLT board of directors and the Atrix board of directors has approved the merger agreement. At the effective time of the merger, Aspen Acquisition Corp. will be merged with and into Atrix, following which Atrix will be merged with and into Aspen Acquisition II Corp., another wholly owned subsidiary of QLT. Following the transaction, Aspen Acquisition II Corp. will continue as a wholly owned subsidiary of QLT, holders of Atrix common stock will be entitled to receive one QLT common share and $14.61 in cash for each share of Atrix common stock they own (subject to potential adjustment to preserve the expected U.S. federal income tax treatment of the transaction) and holders of Atrix preferred stock will be entitled to receive the number of QLT common shares and the amount of cash they would have received had they converted their Atrix preferred stock into Atrix common stock immediately before the merger was completed.

Background of the Merger

      The management of each of Atrix and QLT continually reviews its company’s strategic alternatives in order to enhance shareholder value. From time to time, management of each company has held conversations with management of other companies to explore potential opportunities, including potential acquisitions or combinations.

      For over a year the QLT board of directors had reviewed with QLT management at each quarterly meeting and at certain ad hoc meetings possible significant acquisition or merger candidates that management was then evaluating or in discussions with, including a review of the products, technology, strategic fit, financial position and any ongoing business discussions with those candidates. Acquisition or merger candidates other than Atrix were ruled out by QLT based on unacceptable scientific, market or financial due diligence, lack of interest of the target, unattractive valuations or a lack of strategic fit with respect to technologies, core capabilities or business operations. The QLT board of directors considers that Atrix represents a merger opportunity which does not possess the foregoing disadvantages and has the qualities described below under the heading “Reasons for the Merger — QLT”.

      On February 19, 2004, at the suggestion of a third party, Mr. Hastings contacted Mr. Bethune to discuss exploring the possibility of a business combination between Atrix and QLT. The two companies had entered into discussions regarding the use of Atrix’s drug delivery technology in ocular applications in May 2003, but the discussions did not encompass a potential business combination at that time. During the preliminary telephone conversation on February 19, Mr. Hastings and Mr. Bethune determined that there was sufficient interest between them to warrant a meeting at Atrix’s facilities in Colorado. The next day, in preparation for the meeting, the parties amended a mutual non-disclosure agreement they had entered into in May 2003 to provide for the broader disclosure by each of QLT and Atrix of information relating to their entire businesses, technologies and operations. The amended non-disclosure agreement was subsequently replaced by a further non-disclosure agreement on March 23, 2004, which included standstill and non-solicitation provisions in favor of both QLT and Atrix.

      On February 27, 2004, the Atrix board of directors held a regularly scheduled meeting during which the board discussed Atrix’s long term strategic plan. The board discussed growth strategies, including the possibility of broadening Atrix’s product portfolio and target areas of core competence. The board of directors then discussed strategic alternatives, including remaining as a stand-alone entity, a merger with a company of equal size, acquiring other companies or products or the possible sale of the company.

      On March 2, 2004, Mr. Hastings met with Mr. Bethune at Atrix’s facilities in Fort Collins, Colorado. At that meeting, Mr. Hastings and Mr. Bethune discussed their respective interest in a business combination and the strategic rationale for doing a business combination. Mr. Hastings and Mr. Bethune also discussed preliminary potential business terms for the proposed merger. In addition, Mr. Hastings toured Atrix’s facilities and was introduced to certain key members of Atrix’s management.

      During the week of March 8, 2004, members of Atrix’s management visited the offices of QLT in Vancouver, British Columbia to meet with Mr. Hastings and certain members of QLT’s management. At that meeting, Atrix and QLT each presented an overview of their respective businesses, technologies, products, development programs and operations.

      At a regularly scheduled meeting of the QLT board of directors on March 10, 2004, members of QLT’s management presented to the QLT board of directors a preliminary overview of Atrix, its business, products and drug delivery technologies and the potential for a business combination with Atrix. The QLT board of directors authorized management to continue due diligence and discussions with Atrix regarding a possible business combination. During a conversation shortly after the board meeting, Mr. Bethune and Mr. Hastings agreed to proceed with due diligence. In further conversations during the following week, Mr. Bethune and Mr. Hastings finalized plans for reciprocal due diligence, and planned a meeting at QLT’s facilities in Vancouver in April.

      On April 1, 2004, QLT formally retained Merrill Lynch as exclusive financial advisor in connection with the potential merger of QLT and Atrix.

      On April 7 and 8, 2004, members of QLT’s management and representatives of Latham & Watkins LLP, QLT’s legal counsel, and Merrill Lynch visited the offices of Morrison & Foerster LLP, Atrix’s legal counsel, in Denver, Colorado, to conduct due diligence on Atrix.

      On April 9, 2004, the Atrix board of directors held a telephonic meeting during which Mr. Bethune updated the board of directors on preliminary discussions between members of management of QLT and Atrix and provided the board with a preliminary overview of QLT.

      During the week of April 13, 2004, members of Atrix’s management and representatives of Morrison & Foerster LLP visited the offices of QLT’s Canadian legal counsel, Farris, Vaughan, Wills & Murphy, to conduct due diligence on QLT. Separately, Mr. Bethune met with Mr. Hastings at QLT’s facilities in Vancouver to discuss the potential merger, including strategic, operational, financial and due diligence issues. While at QLT’s facilities, Mr. Bethune also met with members of senior management of QLT and Dr. Julia Levy, the Chairman of the Scientific Advisory Board of QLT and a member of the QLT board of directors.

      Pursuant to an engagement letter dated as of April 23, 2004, Atrix retained Banc of America Securities to act as its sole financial advisor in connection with a potential business combination.

      QLT and Atrix and their respective legal and financial advisors continued due diligence activities during the remainder of the time up to the signing of the merger agreement.

      On April 29, 2004, members of QLT’s management held an informal telephone meeting with some of the members of the QLT board of directors to review the results of QLT’s due diligence on Atrix, additional background information regarding Atrix, the strategic rationale for a business combination and proposed business and financial terms. The members of the QLT board of directors voiced their support for QLT’s management to continue further due diligence and business discussions with Atrix and to commence non-binding negotiations with Atrix of the business and financial terms for the merger. Later that day, Mr. Hastings sent a preliminary non-binding term sheet to Mr. Bethune with respect to the proposed merger, and briefly discussed the proposed terms with Mr. Bethune.

      Shortly thereafter, Mr. Hastings provided to the QLT board of directors a presentation highlighting QLT management’s assessment of Atrix at that time. Mr. Hastings also held informal telephone conversations with the QLT board of directors to discuss the status of the merger discussions.

      On May 1, 2004, at a regularly scheduled meeting of the Atrix board of directors, the board members discussed the potential business combination with QLT. A representative of Banc of America Securities then reviewed with the Atrix board of directors QLT’s term sheet, including the proposed pricing and structure and deal protection provisions. The representative, together with a representative of Morrison & Foerster LLP, then reviewed with the Atrix board of directors the merger process. The representative of Morrison & Foerster LLP also reviewed with the board legal considerations relating to the proposed merger, including the board’s fiduciary duty obligations to Atrix stockholders. The next day, the Atrix board of directors reconvened. At this meeting, Mr. Bethune updated the Atrix board of directors on management’s discussions with QLT regarding a potential merger with QLT and management’s review of products and companies which management considered possible acquisition candidates. A member of management reviewed QLT’s financial information with the board of directors.

      During the week of May 3, 2004, Mr. Bethune and Mr. Hastings held several conversations to discuss the Atrix board of directors’ initial response to QLT’s proposed term sheet and other matters relating to the proposed merger. Members of management of both companies and representatives of the companies’ respective financial advisors continued financial due diligence and held discussions regarding financial modeling throughout the beginning of May. On May 7, 2004, members of Atrix management and representatives of Banc of America Securities visited the offices of QLT’s legal counsel in Vancouver for the purpose of conducting due diligence.

      On May 11, 2004, Mr. Bethune updated the members of the Atrix board of directors on the proposed merger and representatives of Banc of America Securities reviewed their preliminary financial analysis of the proposed merger with the board members. The next day, Mr. Bethune sent a proposed revised term sheet to Mr. Hastings, including a proposed higher exchange ratio and other terms more favorable to Atrix stockholders, and discussed the proposed changes with Mr. Hastings. Between May 12 and May 24, 2004, management of QLT and Atrix and their respective financial and legal advisors exchanged various drafts of the non-binding term sheet and continued to negotiate the business and financial terms set forth in the non-binding term sheet.

      On May 24, 2004, although several material terms of the proposed merger had not yet been settled, QLT’s legal advisors sent an initial draft merger agreement to Atrix and its legal advisors.

      On May 25, 2004, at a telephonic meeting of the Atrix board of directors, management of Atrix discussed with the Atrix board of directors an overview of the negotiations leading up to the term sheet, the status and findings of due diligence on QLT, the strategic rationale for the proposed merger, the potential risks and potential benefits relative to the proposed merger, regulatory and stockholder approval requirements in connection with the proposed transaction, and the key business and financial terms of the proposed transaction as set out in the May 24, 2004 non-binding term sheet. A representative of Banc of America Securities and a representative of Morrison & Foerster LLP also reviewed the latest draft of the term sheet in detail for the board and a representative of Banc of America Securities reviewed their updated financial analysis of the proposed merger with the board members. The Atrix board of directors then reviewed the strategic, business and financial terms of the proposed transaction, including the potential benefits and risks of the proposed merger. Following this review and discussion, the board of directors unanimously approved the term sheet and authorized further negotiation and due diligence based on the May 24, 2004 non-binding term sheet.

      On the same day, at a regularly scheduled meeting of the QLT board of directors, Mr. Hastings and members of QLT management reviewed with the board an overview of the negotiations leading up to the term sheet, the status and findings of due diligence on Atrix, QLT’s assessment of the revenue potential of Atrix and the future revenue growth from Atrix’s commercial and development stage products, the strategic rationale for the proposed merger with Atrix, management’s assessment of the value of Atrix, the potential risks and potential benefits relative to the proposed merger, regulatory and shareholder approval requirements in connection with the proposed merger, and the key business and financial terms of the proposed merger as set out in the May 24, 2004 non-binding term sheet. Representatives of Merrill Lynch reviewed with the board its preliminary financial analyses relating to the proposed merger. After a lengthy discussion, the QLT board of directors authorized management to continue with the negotiation of a definitive merger agreement and completion of due diligence with respect to the proposed merger.

      From May 25, 2004 onwards, representatives and legal and financial advisors of QLT and Atrix engaged in extensive negotiations both in person, by telephone and in writing regarding the draft merger agreement. The parties also continued with due diligence during this period. On June 1, 2004, members of the Atrix board of directors met with Mr. Hastings, Dr. Julia Levy and members of QLT’s management in Vancouver. During that meeting, Mr. Hastings provided an overview of QLT’s business, operations, products and revenue, and a member of QLT’s management provided an overview of Visudyne’s marketing and sales history.

      On June 3, 2004 and June 4, 2004, members of Atrix’s management and representatives of their legal advisors met with members of QLT’s management and representatives of their legal advisors at the offices of Latham & Watkins LLP in Menlo Park, California, to negotiate outstanding issues. The negotiations related to a number of significant issues, including the amount and type of merger consideration and timing for determining the consideration, the rights of either party to terminate, the amount of the termination fee, the treatment of options pursuant to the merger agreement, the restrictions to be placed on Atrix and QLT between signing of the merger agreement and closing of the merger, and other terms of the merger agreement. On June 5, 2004, Latham & Watkins LLP forwarded a revised draft of the merger agreement to Atrix and its legal and financial advisors. Management of Atrix conferred with its legal and financial advisors from June 5, 2004 through June 8, 2004 and responded to QLT and its legal advisors with a number of remaining concerns. Mr. Hastings, Mr. Bethune, management of Atrix and QLT and their respective legal and financial advisors continued to discuss outstanding issues through the weekend of June 12.

      On June 12, 2004, the Atrix board of directors met to review the proposed merger. Prior to the meeting, the Atrix board of directors was provided with the latest draft of the merger agreement and other documents relating to the merger. At the meeting, representatives of Morrison & Foerster LLP reviewed with the Atrix board of directors its fiduciary duties with regard to considering the proposed merger, and updated the Atrix board of directors as to the revisions to the merger agreement. Members of Atrix’s management updated the Atrix board of directors on the status of the negotiations with QLT and the final results of due diligence, which indicated that there were no due diligence issues that presented an unacceptable risk to Atrix with respect to the transaction. Representatives of Banc of America Securities made a financial presentation to the Atrix board of directors and delivered its oral opinion that, as of that date, and based upon and subject to various assumptions and limitations that would be included in a written opinion, the QLT common shares and cash to be received by the holders of Atrix common stock in the merger as then proposed was fair from a financial point of view to such holders. The board of directors discussed at length with its advisors the documents, presentations and other information. The board of directors then discussed changes to the merger agreement and directed Atrix’s management to negotiate with QLT to implement the changes in the merger agreement. Subject to the implementation of the changes, the board of directors determined that the merger agreement and the transactions contemplated by the merger agreement were advisable and in the best interests of Atrix and its stockholders and unanimously adopted resolutions approving the merger agreement and the transactions contemplated by the merger agreement and recommending that Atrix’s holders of common stock adopt the merger agreement and approve the merger. Members of Atrix’s management negotiated with representatives of QLT on June 12 and 13 and the draft merger agreement was revised to incorporate the changes discussed by the Atrix board of directors. The Atrix board of directors subsequently received from Banc of America Securities a written opinion dated June 14, 2004 that, based on and subject to the various assumptions and limitations set forth in the opinion, as of the date of such opinion, the merger consideration to be received by the holders of the Atrix common stock in the proposed merger was fair, from a financial point of view, to the holders of Atrix common stock. The Atrix board of directors subsequently reviewed the revised merger agreement and ratified the resolutions adopted by the board at the June 12 meeting.

      On June 13, 2004, the QLT board of directors met to consider the proposed merger. Prior to the meeting, the QLT board of directors was provided with the latest draft of the merger agreement and other documents relating to the proposed merger. At the meeting, Mr. Hastings provided to the QLT board of directors an update as to the status of the discussions with Atrix. QLT’s management and a representative of Latham & Watkins LLP reviewed the terms of the merger agreement and updated the QLT board of directors on the final results of management’s due diligence, which indicated that all risks identified were acceptable and outweighed by the expected financial and strategic merits of the proposed business combination. Representatives of Merrill Lynch then reviewed with the QLT board of directors its financial analysis of the financial terms of the proposed merger and delivered its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion dated June 14, 2004, to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be paid by QLT in the merger was fair, from a financial point of view, to QLT. Based on those considerations and its prior deliberations, the QLT board of directors unanimously approved the merger agreement, the share issuance and the transactions contemplated by the merger agreement and unanimously resolved to recommend that the QLT shareholders vote in favor of the issuance of QLT common shares pursuant to the merger agreement.

      The parties entered into the definitive merger agreement on June 14, 2004 and announced the merger that day before the markets opened for trading in QLT’s shares and Atrix’s stock.

Reasons for the Merger — QLT

      The QLT board of directors believes that the merger is in the best interests of QLT and its shareholders. The QLT board of directors has unanimously approved the merger agreement, the share issuance and the other transactions contemplated by the merger agreement and recommends that QLT shareholders vote “FOR” approval of the issuance of QLT common shares pursuant to the merger agreement.

      In reaching its decision to approve the merger agreement, the share issuance and the other transactions contemplated by the merger agreement, the QLT board of directors considered a variety of factors, a number of which are summarized below:

•	Growing Product Portfolio, Immediate Diversification of Revenues. The QLT board of directors considered that the addition of the existing and growing revenues from Atrix’s commercial products, Eligard for prostate cancer and products in Atrix’s generic dermatology business, along with future revenues from the potential growth and expansion of Atrix’s other products in multiple markets, will diversify and strengthen QLT’s revenue base, thereby reducing the business risk to QLT of being heavily dependent on a single commercial product.

•	Expansion of Near and Mid-term Pipeline. The QLT board of directors considered the ability of Atrix’s products currently under clinical development or regulatory review to significantly bolster QLT’s product pipeline, strengthen its operations in key strategic therapeutic areas, and provide potential future revenue sources, including the unique six-month formulation of Atrix’s Eligard for prostate cancer for which an NDA has been filed and is pending, Atrix’s topical acne product Atrisone for which an NDA was filed in the third quarter of 2004, and Atrix’s other clinical programs in the oncology, urology and dermatology fields. Members of QLT’s management informed the QLT board of directors that these anticipated near term value driving events from the Atrix pipeline would fit with the therapeutic focus of an important part of QLT’s pipeline, including Lemuteporfin for benign prostatic hyperplasia, a urologic condition, as well as Lemuteporfin for alopecia and acne, dermatologic conditions.

•	Validated Drug Delivery Platforms and Technologies. The QLT board of directors considered the flexibility and drug enhancing properties of Atrix’s proprietary and unique drug delivery technologies, including among others Atrix’s Atrigel and Solvent Microparticle drug delivery systems, and the potential to leverage those technologies, both through internal development and external strategic partnerships, to develop next-generation, potentially breakthrough therapeutics for controlled systemic and localized delivery, including the potential to use Atrigel as a sustained delivery system for back of the eye therapies with Visudyne, QLT’s lead product for the treatment of age-related macular degeneration.

•	Financial Implications. The QLT board of directors considered the conclusion of QLT’s management that, based on a review of publicly available historical and financial forecast information and financial forecast information provided by Atrix and on QLT management’s assessment of Atrix’s business operations, the combined company is expected to possess a sufficient level of financial resources to allow the combined company to achieve its strategic objectives and have an appropriate earnings profile.

•	Combination of Core Human Resource Competencies. The QLT board of directors was confident of the complimentary nature of the drug delivery, research and development, formulation and manufacturing competencies of the Atrix and QLT employees and the belief that the combined skill-set would yield a more fully-integrated, effective and competitive biopharmaceutical company.

•	Due Diligence. The QLT board of directors considered the results of QLT’s due diligence review of Atrix and determined that there were no due diligence issues identified that presented an unacceptable risk to completion of the transaction or to the business, results of operations or financial condition of QLT after completion.

•	Strategic Alternatives. The QLT board of directors reviewed other possible acquisition candidates over a period of more than a year and determined that the acquisition of Atrix was a good strategic fit and presented a unique opportunity to bring together two companies with synergistic strategies and complementary skills and assets.

•	Terms of the Merger Agreement. The QLT board of directors, with the assistance of counsel, considered the general terms of the merger agreement, including:

-	Merger Consideration. The QLT board of directors considered the fact that the merger consideration included a fixed exchange ratio and a fixed amount of cash (subject to potential adjustment to preserve the expected U.S. federal income tax treatment of the transaction). The board viewed this as providing a degree of certainty as to the number of QLT common shares to be issued to Atrix stockholders and the percentage of the total QLT common shares that they will own after the merger, as well as the total amount of cash that QLT will have to pay out in the merger.

-	No Solicitation; Termination Fee. The QLT board of directors reviewed the provisions of the merger agreement that limit the ability of Atrix to solicit other acquisition offers. The QLT board of directors also considered the provisions that require the payment of a $25 million termination fee by Atrix plus reimbursement by Atrix to QLT of up to $2 million in expenses in the following circumstances:

-	where QLT terminates the merger agreement following an adverse change in recommendation of the merger by the Atrix board of directors or its approval of a competing transaction;

-	where the merger agreement is terminated following the Atrix stockholders’ failure to approve the merger after the Atrix board of directors has adversely changed its recommendation of the merger;

-	where each of the following occurs: (1) the merger agreement is terminated in accordance with its terms following either an uncurable breach of the agreement by Atrix, the failure of Atrix’s stockholders to approve the merger, or Atrix’s failure to timely hold its stockholders’ meeting for reasons other than a legal restriction or a delay by QLT; (2) another acquisition proposal for Atrix was publicly announced prior to such termination or failure to approve the merger; and (3) Atrix either completes another acquisition proposal or enters into a definitive agreement with respect to one within 12 months following termination of the merger agreement.

-	Conditions to Consummation. The QLT board of directors reviewed with counsel the conditions to completion of the merger, in particular the likelihood of obtaining the necessary regulatory approvals and approvals of the QLT shareholders and Atrix stockholders, and the likelihood that the merger would be completed.

•	Amount of Premium The QLT board of directors considered the exchange ratio and the cash consideration per share to be paid to holders of Atrix common stock in the merger, including the fact that, based on the last closing price of QLT common shares prior to announcement of the merger, it represented an implied value of $35.89 per share of Atrix common stock, as compared to the $28.02 closing price of Atrix common stock on the last trading day prior to announcement of the merger. The QLT board of directors considered this premium in light of the potential benefits that it anticipated receiving as a result of the transaction, including in particular the benefits described under “Growing Product Portfolio, Immediate Diversification of Revenues”, “Expansion of Near and Mid-term Pipeline” and “Validated Drug Delivery Platforms and Technologies” above, and financial information related to selected comparable transactions which was presented by Merrill Lynch to the QLT board of directors as described under “Opinion of Financial Advisor — QLT”, below. Based on the foregoing, the QLT board of directors concluded that this premium was acceptable.

•	Opinion of Financial Advisor. The QLT board of directors considered the opinion of Merrill Lynch to the effect that, as of the date of its opinion, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be paid by QLT in the merger was fair, from a financial point of view, to QLT. See “Opinion of Financial Advisor — QLT.”

•	Tax Treatment. The QLT board of directors also considered the expected qualification of the transaction as a reorganization for U.S. federal income tax purposes, which was considered beneficial compared to alternative, taxable structures because it generally would enable Atrix stockholders to defer U.S. federal income tax on the gain in their Atrix capital stock to the extent they received QLT common shares in the merger.

      In addition, the QLT board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger that the QLT board of directors concluded could be managed or mitigated by QLT or were unlikely to have a material impact on the acquisition or QLT, and that, overall, the potentially negative factors associated with the merger were outweighed by the potential benefits of the merger. Those negative factors included:

•	the risk that the potential benefits sought in the merger, including those outlined above, might not be fully realized;

•	the projected short-term dilution of QLT’s earnings per share as a result of the issuance of the shares in the merger, and the estimated time period for the merger’s projected operations to be accretive to QLT’s earnings per share;

•	the possibility that QLT’s share price may fall following announcement of the transaction due to arbitrageurs’ sales of QLT common shares in conjunction with hedging strategies designed to lock in the premium offered by QLT in the merger;

•	the time, effort and costs involved in combining the two businesses, particularly given the fact that Atrix is a U.S. company operated out of Colorado and QLT is a Canadian company operated out of Vancouver, and the risk that integration would divert attention from the ongoing business of the combined company;

•	the risk that key management and research and development personnel currently employed by Atrix might choose not to remain employed by QLT or its subsidiaries following completion of the merger, particularly in light of the fact that outstanding Atrix options would be accelerated before the merger was completed;

•	the possibility that the merger might not be completed or that completion might be unduly delayed;

•	the costs involved in completing the merger;

•	other risks that could adversely impact the future financial performance of Atrix’s business including, but not limited to, adverse market conditions that could negatively impact demand for or sales of products, the delay or denial of regulatory marketing approval for product development candidates, the failure of Atrix platform technologies to generate new, valuable drug candidates for either internal development or the establishment of additional collaborations with partners, which could adversely affect QLT’s ability to develop and commercialize new products; and

•	various other risks associated with the merger and the businesses of QLT, Atrix and the combined company described in the section entitled “Risk Factors” and in the documents incorporated by reference into this joint proxy statement/ prospectus.

      The foregoing discussion of the factors considered by the QLT board of directors is not intended to be exhaustive, but does include the principal factors considered by the QLT board of directors. The board discussed these factors, including asking questions of QLT’s management and QLT’s legal, financial and accounting advisors, and collectively reached the unanimous conclusion to approve the merger agreement, the share issuance and the other transactions contemplated by the merger agreement in light of these and other factors that each member of the board felt were appropriate. In view of the wide variety of factors considered by the QLT board of directors in connection with its evaluation of the merger and the complexity of these matters, the QLT board of directors did not consider it practical, and did not attempt, to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Rather, the QLT board of directors made its recommendation based on the totality of information presented to and the investigation conducted by it. In considering the factors discussed above, individual directors may have given different weights to different factors. Please note that this explanation of the QLT board of director’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward- Looking Statements” on page 44 of this joint proxy statement/ prospectus.

Reasons for the Merger — Atrix

      The Atrix board of directors believes the merger is in the best interests of Atrix and its stockholders and recommends that Atrix stockholders vote “FOR” adoption of the merger agreement and approval of the merger. In unanimously approving the merger and the merger agreement, the Atrix board of directors considered a number of factors, including the factors discussed in the following paragraphs. In view of the number and wide variety of factors considered in connection with its evaluation of the merger, the Atrix board of directors did not consider it practical to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Atrix board of directors viewed its position and recommendations as being based on all of the information and factors presented to and considered by it. In addition, individual directors may have given different weight to different information and factors.

      In reaching its decision to approve the merger and the merger agreement, the Atrix board of directors consulted with Atrix management with respect to strategic and operational matters. The Atrix board of directors also consulted with Atrix’s legal counsel with respect to the merger agreement and related issues and with Banc of America Securities LLC, Atrix’s financial advisor, with respect to the financial aspects of the merger.

      Among the factors considered by the Atrix board of directors and supporting its recommendation were the following:

•	Financial Terms of the Merger. The Atrix board of directors considered the relationship of the consideration to be paid pursuant to the merger to the market price of Atrix common stock. The merger consideration represents an implied value for one share of Atrix common stock as of June 10, 2004, the last trading day in the United States prior to the announcement of the merger, of $35.63, based on the closing price of QLT common shares on NASDAQ on that date as reported. This implied value represents a premium over the $28.02 closing price of Atrix common stock on June 10, 2004. The implied value also represents a premium over recent and historical trading prices of Atrix common stock. The Atrix board of directors also considered the form of the merger consideration to be received in the merger by the holders of Atrix capital stock. The Atrix board of directors considered the certainty of the value of the cash component of the merger consideration as well as the ability of holders of Atrix capital stock to become holders of QLT common shares and participate in the future prospects of the combined businesses of QLT and Atrix which they judged would be enhanced by the merger as described below. They also considered that QLT will have a much larger public float than Atrix after completion of the merger, which would provide greater liquidity for Atrix’s stockholders and could prove to be less volatile.

•	Greater Product Portfolio and Diversification of Revenues. The Atrix board of directors considered that the combination of Visudyne and Atrix’s revenue generating products will help create a more diversified product portfolio and revenue base.

•	Maximize Product Development Potential. The Atrix board of directors considered that QLT’s resources and the revenue derived from Visudyne will help maximize the potential and advance the development of Atrix’s pipeline of products.

•	Enhance Research and Development. The Atrix board of directors considered that the combination of the research and development teams of Atrix and QLT will help create greater expertise and infrastructure to pursue product opportunities.

•	Due Diligence. The Atrix board of directors considered the results of Atrix’s due diligence review of QLT and determined that there were no due diligence issues identified that presented an unacceptable risk to Atrix with respect to the transaction.

•	Strategic Alternatives. The Atrix board of directors assessed alternatives to the merger and believes that the merger with QLT represents the transaction most favorable to the Atrix stockholders that has been or is likely to be presented to Atrix. In considering alternatives to the merger, the board considered the following:

-	the risks and potential rewards of continuing to execute Atrix’s business strategy as an independent entity versus the potential for increasing stockholder value through the merger; and

-	historical discussions with other companies and possible transactions with companies other than QLT, which led the Atrix board of directors to believe that by comparison the transaction with QLT was more feasible and could reasonably be expected to yield greater benefits to Atrix stockholders than other possible alternatives.

The Atrix board of directors ruled out the alternative of remaining a stand-alone entity because it believed that combining with QLT with QLT’s financial resources would provide a better opportunity to maximize the potential and advance the development of Atrix’s pipeline of products. Potential mergers or acquisitions other than the QLT transaction were ruled out based on unacceptable scientific, market or financial information, unattractive valuations, a lack of a strategic fit with respect to technologies, product pipelines, core capabilities and business operations, unacceptable differences in corporate cultures, concerns regarding a candidate’s stage of development or the technical viability of a candidate’s products, and the potential dilutive effect of a possible transaction.

•	Information Regarding the Businesses of the Companies. The Atrix board of directors considered historical and current information about QLT’s and Atrix’s businesses, prospects, financial performance and condition, operations, management and competitive position, including public reports concerning results of operations filed with the SEC, analyst estimates, market data, management’s knowledge of the industry and conditions in the industry in general, which led the board of directors to believe that a combined entity with its greater financial resources may have greater potential and advantages than Atrix would have as a stand-alone entity.

•	Information Regarding Comparable Transactions. The Atrix board of directors reviewed and considered data involving comparable merger transactions, including the trading performance of stock in comparable companies in the industry, which led the board of directors to believe that the terms of the proposed transaction with QLT were favorable to and in the best interests of the Atrix stockholders.

•	Fair Price. The Atrix board of directors determined that it had obtained the best price that QLT would be willing to pay after considering, among other things, the strategic importance of the transaction to QLT and the potential value to QLT of the synergies that a business combination between Atrix and QLT offered.

•	Tax Treatment. The Atrix board considered the expected qualification of the transaction as a reorganization for U.S. federal income tax purposes, which was considered beneficial compared to alternative, taxable structures because it generally would enable Atrix stockholders to defer U.S. federal income tax on the gain in their Atrix capital stock to the extent they received QLT common shares in the merger.

•	Merger Agreement. The Atrix board of directors reviewed with counsel the merger agreement, including the ability to recommend an alternative transaction, subject to potential liabilities for a termination fee, and the nature and scope of the closing conditions of the merger, in particular the likelihood of obtaining the necessary regulatory approvals and approvals of the QLT shareholders and Atrix stockholders, and the likelihood that the merger would be completed.

•	Arm’s-Length Negotiation. The Atrix board of directors considered that the merger agreement with QLT was the product of arm’s-length negotiations between Atrix and its advisors, on the one hand, and QLT and its advisors, on the other, which the Atrix board of directors believes will help ensure that the transaction is fair to and in the best interests of the Atrix stockholders.

•	Banc of America Securities Opinion. The Atrix board of directors evaluated the detailed financial analyses and presentations of Banc of America Securities, Atrix’s financial advisor. The Atrix board of directors also received from Banc of America Securities an opinion dated June 14, 2004 that, based on and subject to the various assumptions and limitations set forth in the opinion, as of the date of such opinion, the merger consideration to be received by the holders of the Atrix common stock in the proposed merger was fair, from a financial point of view, to the holders of Atrix common stock. The opinion of Banc of America Securities is described in detail under the heading “The Merger — Opinion of Financial Advisor-Atrix” on page 72 of this joint proxy statement/prospectus.

      The Atrix board of directors weighed these advantages and opportunities against the challenges inherent in the combination of two business enterprises, including:

•	the possibility that the benefits anticipated and sought to be achieved in the merger may not be realized;

•	the fact that QLT currently has only one marketed product, Visudyne®, future sales of which may be less than expected because of future competition or for other reasons;

•	the possibility of disruption to the operations of Atrix and the potential loss of key employees as a result of the merger and the announcement of having entered into the merger agreement;

•	the possibility that the merger may not be completed or that completion of the merger may be unduly delayed;

•	the substantial time, effort and costs involved in combining the two businesses and the risk that integration would divert attention from the ongoing business of the combined company;

•	the provisions of the merger agreement that require the payment of a $25 million termination fee and costs of up to $2 million by Atrix if the merger agreement is terminated due to specified reasons; and

•	the other risks associated with the merger and the businesses of QLT, Atrix and the combined company described in the section entitled “Risk Factors” and in the documents incorporated by reference into this joint proxy statement/ prospectus.

      The above discussion of material factors is not intended to be exhaustive, but does set forth the principal factors considered by the Atrix board of directors.

      After due consideration, the Atrix board of directors unanimously concluded that the potential benefits of the merger outweigh the potential risks associated with the merger. Please note that this explanation of the Atrix board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements” on page 44 of this joint proxy statement/prospectus. The Atrix board of directors also considered the fact that some members of the board and of Atrix management may have interests in the merger that are different from those of Atrix stockholders generally. See “The Merger — Interests of Certain Persons in the Merger” on page 88 of this joint proxy statement/ prospectus.

Opinion of Financial Advisor — QLT

      QLT retained Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as its exclusive financial advisor in connection with the proposed merger. On June 13, 2004, Merrill Lynch delivered to the QLT board of directors an oral opinion, subsequently confirmed by delivery of a written opinion dated June 14, 2004, to the effect that, as of that date, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration was fair, from a financial point of view, to QLT.

      The full text of Merrill Lynch’s opinion, dated June 14, 2004, which sets forth the assumptions made, matters considered, and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex C to this joint proxy statement/ prospectus and is incorporated with this joint proxy statement/ prospectus. The summary of Merrill Lynch’s opinion set forth below, which discloses all of the material information contained in the opinion, is qualified in its entirety by reference to the full text of the opinion. QLT shareholders are urged to read the opinion carefully in its entirety.

      Merrill Lynch’s opinion was delivered to the QLT board of directors for its information and is directed only to the fairness, from a financial point of view, of the merger consideration to QLT, does not address any other aspect of the merger, including the merits of the underlying decision by QLT to engage in the merger, and does not constitute a recommendation to any QLT shareholder as to how the shareholder should vote as to any matter relating to the merger.

      In preparing its opinion to the QLT board of directors, Merrill Lynch performed a variety of financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch’s opinion or the presentation made by Merrill Lynch to the QLT board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Merrill Lynch arrived at its ultimate opinion based on the results of all of the analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Merrill Lynch operated collectively to support its determination as to the fairness of the merger consideration from a financial point of view. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

      In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Atrix or QLT. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Merrill Lynch’s opinion was among several factors taken into consideration by the QLT board of directors in making its determination to approve the merger agreement and the merger. Consequently, Merrill Lynch’s analyses should not be viewed as determinative of the decision of the QLT board of directors or QLT’s management with respect to the fairness of the merger consideration set forth in the merger agreement.

      In arriving at its opinion, Merrill Lynch, among other things, did the following:

•	reviewed publicly available business and financial information relating to Atrix and QLT that Merrill Lynch deemed to be relevant;

•	reviewed information relating to the business, earnings, cash flow, assets, liabilities and prospects of Atrix and QLT, including financial forecasts relating to Atrix and QLT, as well as the amount and timing of potential cost savings and related expenses and synergies expected to result from the merger furnished to Merrill Lynch by QLT;

•	conducted discussions with members of senior management of each of Atrix and QLT concerning the matters described in the first two clauses above, as well as their respective businesses and prospects both before and after giving effect to the merger and potential cost savings and related expenses and synergies expected to result from the merger;

•	reviewed the market prices and valuation multiples for Atrix common stock and QLT common shares and compared them with those of publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of Atrix and QLT and compared them with those of publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of other transactions that Merrill Lynch deemed to be relevant;

•	participated in discussions and negotiations among representatives of Atrix and QLT and their financial and legal advisors;

•	reviewed the potential pro forma impact of the merger;

•	reviewed the merger agreement; and

•	reviewed other financial studies and analyses and took into account other matters as Merrill Lynch deemed necessary, including Merrill Lynch’s assessment of general economic, market and monetary conditions.

      In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by Merrill Lynch or publicly available. In connection with its engagement, Merrill Lynch was not requested to, and it did not agree to, assume any responsibility for independently verifying such information and Merrill Lynch did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Atrix or QLT, and was not furnished with any evaluations or appraisals, nor did Merrill Lynch evaluate the solvency or fair value of Atrix or QLT under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch was not requested to, and it did not agree to, assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Atrix or QLT. With respect to the financial forecast information relating to Atrix and QLT and the information concerning potential cost savings and related expenses and synergies expected to result from the merger prepared by the management of QLT and furnished to or discussed with Merrill Lynch by Atrix or QLT, Merrill Lynch assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the QLT’s management as to the expected future financial performance of Atrix or QLT, as the case may be, and the potential cost savings and related expenses and synergies expected to result from the merger. With respect to publicly available financial forecast information relating to Atrix and QLT, Merrill Lynch has been advised, and has assumed, that they represent reasonable estimates and judgments as to the future financial performance of Atrix and QLT. Merrill Lynch also has assumed that all of the outstanding shares of Atrix Series A Convertible Exchangeable Preferred Stock will be converted into shares of Atrix common stock in accordance with their terms prior to the completion of the merger. Merrill Lynch further assumed that the transaction will qualify as a reorganization for U.S. federal income tax purposes.

      Merrill Lynch’s opinion is necessarily based upon market, economic and other conditions as they existed on, and on the information made available to Merrill Lynch as of, the date of the opinion. Merrill Lynch has assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the merger. Merrill Lynch did not express any opinion as to the prices at which Atrix common stock or QLT common shares will trade following the announcement of the merger or the price at which QLT common shares will trade subsequent to the merger. Although Merrill Lynch evaluated the fairness, from a financial point of view, of the merger consideration, Merrill Lynch was not requested to, and did not, recommend the specific consideration payable in the merger, which consideration was determined through negotiations between Atrix and QLT and approved by the QLT board of directors. The potential cost savings and related expenses and synergies that are referenced in this summary of Merrill Lynch’s opinion relate to certain potential research and development synergies. While Merrill Lynch reviewed the potential research and development synergies, such synergies were not taken into account for purposes of Merrill Lynch’s financial analyses, because QLT’s management did not consider such synergies as a material factor in its evaluation of the proposed merger. No other limitation was imposed on Merrill Lynch with respect to the investigations made or procedures followed by Merrill Lynch in rendering its opinion.

Financial Analysis.

      Financial Analysis. The following is a summary of the material analyses performed by Merrill Lynch in connection with its opinion to the QLT board of directors dated June 14, 2004. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Merrill Lynch’s financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Merrill Lynch’s financial analyses.

Selected Comparable Companies Analysis

      Atrix. Merrill Lynch compared financial, operating and stock market data of Atrix to corresponding data of the following selected publicly traded companies in the drug delivery business:

•	Nektar Therapeutics

•	Alkermes, Inc.

•	Impax Laboratories, Inc.

•	SkyePharma PLC

•	Flamel Technologies S.A.

•	Noven Pharmaceuticals, Inc.

•	ConjuChem Inc.

•	Depomed, Inc.

•	DURECT Corporation

•	Guilford Pharmaceuticals Inc.

•	Access Pharmaceuticals, Inc.

•	Acusphere, Inc.

•	Emisphere Technologies, Inc.

      These companies were selected for comparison with Atrix primarily because Wall Street research analysts generally consider them to be in the same industry as Atrix, and Merrill Lynch believed that they have a product focus and business operations in industries generally comparable to those of Atrix based on, among other things, their drug delivery platform, product and technology collaborations with larger pharmaceutical and biotechnology companies and sources and forms of revenue. For purposes of this analysis, Merrill Lynch did not exclude any publicly traded company that it identified based on its selection criteria. Merrill Lynch reviewed enterprise values, calculated as equity market value, plus total debt, preferred stock and minority investments, less cash and cash equivalents, of the selected companies as a multiple of estimated calendar year 2006 earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and reviewed equity market value of the selected companies as a multiple of estimated calendar year 2006 earnings per share, referred to as the P/E multiple. All multiples were based on closing stock prices on June 10, 2004. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Estimated financial data for Atrix were based on QLT management’s estimates. Merrill Lynch then applied a range of selected multiples for the selected companies to corresponding data of Atrix in order to derive implied equity reference ranges for Atrix, after giving effect to certain tax benefits expected from Atrix’s estimated net operating losses. This analysis indicated implied equity reference ranges for Atrix of approximately $19.95 to $33.20 per share based on the P/E multiples, and approximately $23.45 to $34.40 per share based on the EBITDA multiples.

      QLT. Merrill Lynch compared financial, operating and stock market data of QLT to corresponding data of the following selected publicly traded companies in the specialty pharmaceutical and biotechnology industries:

Specialty Pharmaceutical Companies	Large-Cap Biotech Companies:

• Forest Laboratories, Inc.	• Amgen Inc.
• Allergan, Inc.	• Genentech, Inc.
• Sepracor, Inc.	• Biogen Idec Inc.
• Shire Pharmaceuticals Group plc	• Gilead Sciences, Inc.
• Medicis Pharmaceutical Corporation	• Allergan, Inc.
• King Pharmaceuticals, Inc.	• Genzyme Corporation
• Biovail Corporation	• Serono S.A.
• Warner Chilcott Public Limited Company (formerly known as Galen Holdings Public Limited Company)	• Elan Corporation, plc • Chiron Corporation • ImClone Systems Incorporated
• Ligand Pharmaceuticals Incorporated	• MedImmune, Inc.
• Connetics Corporation
• Bradley Pharmaceuticals, Inc.

Mid-Cap Biotech Companies:

• Celgene Corporation	• Neurocrine Biosciences, Inc.
• Sepracor, Inc.	• Eyetech Pharmaceuticals, Inc.
• Cephalon, Inc.	• Angiotech Pharmaceuticals, Inc.
• MGI PHARMA, Inc.	• ICOS Corporation

      These companies were selected for comparison with QLT primarily because Wall Street research analysts generally consider them to be in the same industry as QLT, and Merrill Lynch believed they have a product focus and business operations in industries generally comparable to those of QLT based on, among other things, the revenue potential of their marketed and/or late-stage pipeline products, current or near-term earnings and growth potential. For purposes of this analysis, Merrill Lynch did not exclude any publicly traded company that it identified based on its selection criteria. Merrill Lynch reviewed enterprise values of the selected specialty pharmaceutical companies as a multiple of estimated calendar year 2006 EBITDA, and reviewed equity values of the selected companies as a multiple of estimated calendar 2006 earnings per share. The multiples for the selected companies were based on closing stock prices on June 10, 2004. Estimated financial data for the selected companies were based on publicly available research analysts’ estimates. Estimated financial data for QLT were based on QLT management’s estimates. Merrill Lynch then applied a range of selected multiples for the selected companies to corresponding data of QLT. This analysis indicated implied equity reference ranges for QLT of approximately $17.70 to $23.55 per share based on the P/ E multiples and $19.10 to $24.10 per share based on the EBITDA multiples.

      None of the selected companies is identical to Atrix or QLT. Accordingly, an analysis of the results of the Selected Comparable Companies Analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of Atrix, QLT and the selected companies.

      Relative Comparable Companies Analysis. Merrill Lynch compared the implied per share equity reference ranges for Atrix and QLT described above in order to derive implied exchange ratio reference ranges for Atrix and QLT. This analysis yielded the following results, as compared to the implied exchange ratio for the merger based on the merger consideration and the closing price of QLT common shares on June 11, 2004 of $21.28 per share:

Implied Exchange Ratio Reference Ranges:
Based on implied equity reference ranges derived using the P/ E multiples	0.847x to 1.876x
Based on implied equity reference ranges derived using the EBITDA multiples	0.973x to 1.801x
Implied Exchange Ratio for the Merger	1.687x

Selected Comparable Acquisitions Analysis

      Atrix. Using publicly available information, Merrill Lynch analyzed, among other things, the purchase prices and implied transaction multiples paid or proposed to be paid in the following selected transactions involving target companies in the drug delivery business:

Acquiror	Target

• Allergan, Inc.	• Oculex Pharmaceuticals, Inc.
• Cephalon, Inc.	• CIMA LABS INC.
• Nektar Therapeutics	• Shearwater Corporation
• Johnson & Johnson	• ALZA Corporation
• Elan Corporation, plc	• Dura Pharmaceuticals, Inc.
• Elan Corporation, plc	• The Liposome Company, Inc.
• Biovail Corporation	• Fuisz Technologies Ltd.
• Gilead Sciences, Inc.	• NeXstar Pharmaceuticals, Inc.
• Watson Pharmaceuticals, Inc.	• TheraTech, Inc.
• ALZA Corporation	• SEQUUS Pharmaceuticals, Inc.
• Cardinal Health, Inc.	• R.P. Scherer Corporation
• Elan Corporation, plc	• Sano Corporation

      These transactions were selected for comparison with Atrix primarily because Merrill Lynch believed that they involved target companies with a product focus and business operations in an industry in which Atrix operates, based on, among other things, their drug delivery platform, product and technology collaborations with larger pharmaceutical and biotechnology companies and sources and forms of revenue, and for which sufficient information was publicly available. For purposes of this analysis, Merrill Lynch did not exclude any transaction that it identified based on its selection criteria. Merrill Lynch reviewed enterprise values of the selected transactions as a multiple of estimated two-year forward EBITDA for the target companies and reviewed equity values of the selected transactions as a multiple of estimated two-year forward earnings per share. Merrill Lynch then applied a range of selected multiples derived from the selected transactions to estimated calendar year 2006 EBITDA and earnings per share for Atrix in order to derive implied equity reference ranges for Atrix, after giving effect to certain tax benefits expected from Atrix’s estimated net operating losses. All multiples for the selected transactions were based on estimated financial information available at the time of the announcement of the relevant transaction. Estimated financial data for Atrix were based on QLT management’s estimates. This analysis indicated implied equity reference ranges for Atrix of approximately $30.55 to $43.80 per share based on the P/E multiples and $38.80 to $49.75 per share based on the EBITDA multiples.

      QLT. Using publicly available information, Merrill Lynch analyzed, among other things, the purchase prices and implied transaction multiples paid or proposed to be paid in the following selected transactions in the biotechnology industry.

Acquiror	Target

• Genzyme Corporation	• Ilex Oncology, Inc.
• Genzyme Corporation	• SangStat Medical Corporation
• Johnson & Johnson	• ALZA Corporation
• Shire Pharmaceuticals Group plc	• BioChem Pharma, Inc.
• Elan Corporation, plc	• Dura Pharmaceuticals, Inc.
• King Pharmaceuticals, Inc.	• Jones Pharma Incorporated
• Shire Pharmaceuticals Group plc	• Roberts Pharmaceutical Corporation
• Johnson & Johnson	• Centocor, Inc.
• Abbott Laboratories	• ALZA Corporation
• Warner-Lambert Company	• Agouron Pharmaceuticals, Inc.
• Cardinal Health, Inc.	• Scherer Corporation

      These transactions were selected for comparison with QLT primarily because Merrill Lynch believed that they involved target companies with a product focus and business operations in an industry in which QLT operates, based on, among other things, the revenue potential of their marketed and/or late-stage pipeline products, current or near-term earnings and growth potential. For purposes of this analysis, Merrill Lynch did not exclude any transaction that it identified based on its selection criteria. Merrill Lynch reviewed enterprise values of the selected transactions as a multiple of the two-year forward EBITDA for the target companies and reviewed equity values of the selected transactions as a multiple of the two-year forward earnings per share for the target companies. Merrill Lynch then applied a range of selected multiples derived from the selected transactions to estimated calendar year 2006 EBITDA and earnings per share for QLT. All multiples for the selected transactions were based on estimated financial information available at the time of the announcement of the relevant transaction. Estimated financial data for QLT were based on QLT management’s estimates. This analysis indicated implied equity reference ranges for QLT of approximately $23.55 to $30.65 per share based on the P/E multiples and $25.75 to $34.00 per share based on the EBITDA multiples.

      No company or transaction used in the Selected Comparable Acquisitions Analysis is identical to Atrix, QLT or the proposed merger. Accordingly, an analysis of the results of the Selected Comparable Acquisitions Analysis involves complex considerations of the companies involved and the transactions and other factors that could affect the acquisition value of the companies, Atrix and QLT.

      Relative Comparable Acquisitions Analysis. Merrill Lynch compared the implied per share equity reference ranges for Atrix and QLT described above in order to derive implied exchange ratio reference ranges for Atrix and QLT. This analysis yielded the following results, as compared to the implied exchange ratio for the merger based on the merger consideration and the closing price of QLT common shares on June 11, 2004 of $21.28 per share:

Implied Exchange Ratio Reference Ranges:
Based on implied equity reference ranges derived using the P/ E multiples	0.997x to 1.860x
Based on implied equity reference ranges derived using the EBITDA multiples	1.141x to 1.932x
Implied Exchange Ratio for the Merger	1.687x

Discounted Cash Flow Analysis

      Atrix. Merrill Lynch estimated the present value of the stand-alone, levered, after-tax free cash flows that Atrix could produce over the calendar years 2004 through 2008 based on two scenarios. The first scenario, referred to as Scenario I, was based on estimated financial data for Atrix prepared by QLT’s management after giving effect to the benefits from Atrix’s drug delivery platform expected by QLT, and the second scenario, referred to as Scenario II, was based on estimated financial data for Atrix prepared by QLT’s management without giving effect to those expected benefits. Ranges of terminal values were derived by applying terminal value multiples ranging from 18.0x to 23.0x to estimated calendar year 2008 net income for Atrix. In selecting this range of multiples, Merrill Lynch considered the following trading multiples of the selected publicly traded companies in the drug delivery business under the Selected Comparable Companies Analysis:

	Low	Mean	Median	High

2006E Net Income Multiple for the Selected Comparable Companies	13.8x	20.5x	18.5x	32.4x

      The free cash flows and terminal values were then discounted to present value using discount rates of 14.0% to 16.0% in order to derive implied equity reference ranges for Atrix, after giving effect to certain tax benefits expected from Atrix’s estimated net operating losses. In order to derive the selected range of discount rates, Merrill Lynch reviewed selected financial and market data for the selected publicly traded companies in the drug delivery business, such as the sensitivity of the selected comparable companies’ stock price in relation to market movements (commonly referred to as beta), estimated tax rates and capital structure. Merrill Lynch then utilized these data to perform a weighted average cost of capital analysis for Atrix, which yielded the selected range of discount rates. This analysis indicated implied equity reference ranges for Atrix of approximately $32.25 to $43.45 per share based on Scenario I and $29.55 to $38.80 per share based on Scenario II.

      QLT. Merrill Lynch estimated the present value of the stand-alone, levered, after-tax free cash flows that QLT could produce over the calendar years 2004 through 2008 based on estimates of the QLT management. Ranges of terminal values were derived by applying terminal value multiples of 16.0x to 22.0x to the estimated calendar year 2008 net income for QLT. In selecting this range of multiples, Merrill Lynch considered the following trading multiples of the selected publicly traded companies in the specialty pharmaceutical and biotechnology industries under the Selected Comparable Companies Analysis:

	Low	Mean	Median		High

Specialty Pharmaceutical Companies:
2006E Net Income Multiple	10.5x	15.9x	15.6	x	23.4x
Large-Cap Biotech Companies:
2006E Net Income Multiple	15.9x	25.2x	*		38.3x
Mid-Cap Biotech Companies:
2006E Net Income Multiple	17.4x	26.8x	*		45.6x

*	Merrill Lynch did not derive the median net income multiple for these companies.

      The free cash flows and terminal values were then discounted to present value using discount rates of 12.0% to 14.0%. In order to derive the selected range of discount rates, Merrill Lynch reviewed selected financial and market data for the selected publicly traded companies in the specialty pharmaceutical and biotechnology industries, such as beta, estimated tax rates and capital structure. Merrill Lynch then utilized these data to perform a weighted average cost of capital analysis for QLT, which yielded the selected range of discount rates. This analysis indicated an implied equity reference range for QLT of approximately $19.40 to $27.10 per share.

      Relative Discounted Cash Flow Analysis. Merrill Lynch then compared the implied per share equity reference ranges for Atrix and QLT described above in order to derive implied exchange ratio reference ranges for Atrix and QLT. This analysis yielded the following results, as compared to the implied exchange ratio for the merger based on the merger consideration and the closing price of QLT common shares on June 11, 2004 of $21.28 per share:

Implied Exchange Ratio Reference Ranges:
Based on Scenario I for Atrix	1.190x to 2.240x
Based on Scenario II for Atrix	1.090x to 2.000x
Implied Exchange Ratio for the Merger	1.687x

Other Factors

      In the course of preparing its opinion, Merrill Lynch also reviewed and considered other information and data, including the following:

•	the relationship between movements in Atrix common stock and movements in a composite index comprised of selected publicly traded companies in the drug delivery business, which indicated, among other things, that Atrix’s stock price rose approximately 30.6% over the 12-month period ended June 10, 2004, as compared to 48.8% over the same period for the composite index, and between movements in QLT common shares and movements in a composite index comprised of the Mid-Cap Biotech Companies, which indicated, among other things, that QLT’s stock price rose approximately 50.7% over the 12-month period ended June 10, 2004, as compared to 37.6% over the same period for the composite index. Merrill Lynch considered these data for informational purposes only as a comparative reference point for assessing the results of the traditional financial analysis methodologies which were considered by Merrill Lynch in rendering its opinion. Merrill Lynch determined that the results of this review did not impact its opinion or require any reevaluation of its financial analyses.

•	the relative exchange ratio of Atrix common stock to QLT common shares based on closing stock prices over the 12-month period ended June 10, 2004, which ranged from 0.922x to 2.258x. Merrill Lynch considered these data for informational purposes only as a comparative reference point for assessing the results of the traditional financial analysis methodologies which were considered by Merrill Lynch in rendering its opinion. Merrill Lynch determined that the results of this review did not impact its opinion or require any reevaluation of its financial analyses.

•	the potential pro forma effects of the merger on QLT’s estimated earnings per share.

•	selected research analysts’ reports on Atrix and QLT, including stock price estimates of those analysts.

Miscellaneous

      Pursuant to the terms of Merrill Lynch’s engagement, QLT has agreed to pay Merrill Lynch an aggregate fee of $4.25 million, of which $3.5 million is contingent upon the consummation of the merger. QLT also has agreed to reimburse Merrill Lynch for reasonable out-of-pocket expenses incurred by Merrill Lynch in performing its services and to indemnify Merrill Lynch and related persons and entities against liabilities, including liabilities under the U.S. federal securities laws, arising out of Merrill Lynch’s engagement.

      QLT retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      In the ordinary course of business, Merrill Lynch and its affiliates may actively trade in the securities of Atrix and QLT for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of Financial Advisor — Atrix

      On April 23, 2004, Atrix retained Banc of America Securities LLC to act as its sole financial advisor in connection with a potential business combination involving Atrix. Banc of America Securities is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Atrix selected Banc of America Securities to act as its financial advisor on the basis of Banc of America Securities’ experience and expertise in transactions similar to the merger, its reputation in the investment community and its familiarity with Atrix’s business.

      In connection with Banc of America Securities’ engagement as financial advisor to Atrix, Atrix requested that Banc of America Securities render an opinion to the Atrix board of directors as to the fairness, from a financial point of view, of the consideration proposed to be received by the holders of Atrix common stock in connection with the merger. On June 12, 2004, at a meeting of the Atrix board of directors held to evaluate the proposed merger, Banc of America Securities delivered to the Atrix board of directors its oral opinion that, as of June 12, 2004 and based upon and subject to various assumptions and limitations that would be included in a written opinion, the merger consideration to be received by the holders of Atrix common stock in the merger as then proposed was fair from a financial point of view to such holders. As described under “Background of the Merger”, after the June 12 meeting, the draft merger agreement was revised to incorporate changes discussed by the Atrix board of directors. At the request of Atrix, Banc of America Securities subsequently delivered a written opinion dated June 14, 2004 to the Atrix board of directors that, as of June 14, 2004 and based upon and subject to the various assumptions and limitations set forth in the written opinion, the merger consideration to be received by the holders of Atrix common stock in the proposed merger was fair from a financial point of view to such holders.

      The full text of Banc of America Securities’ written opinion to the Atrix board of directors which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus, and is incorporated into this joint proxy statement/prospectus by reference. Holders of Atrix common stock are encouraged to read the opinion carefully and in its entirety. The following summary, which addresses the written opinion of Banc of America Securities dated June 14, 2004, is qualified in its entirety by reference to the full text of such opinion. All material information contained in the opinion is disclosed in this joint proxy statement/ prospectus.

      Banc of America Securities’ opinion was provided to the Atrix board of directors and relates only to the fairness from a financial point of view of the merger consideration to be received by the holders of Atrix common stock. Banc of America Securities’ opinion does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to Atrix stockholders or QLT shareholders on how to vote at any meeting held in connection with the merger. Banc of America Securities’ opinion does not in any manner address the prices at which QLT’s common shares will trade following consummation of the merger. In furnishing its opinion, Banc of America Securities does not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor does Banc of America Securities admit that its opinion constitutes a “report” or “valuation” within the meaning of Section 11 of the Securities Act. Statements to this effect are included in Banc of America Securities’ opinion.

      In arriving at its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of each of Atrix and QLT;

•	reviewed certain internal financial statements and other financial and operating data concerning each of Atrix and QLT;

•	analyzed certain financial forecasts prepared by the managements of each of Atrix and QLT, and discussed with management of Atrix certain adjustments to QLT’s forecast;

•	reviewed and discussed with senior executives of Atrix and QLT their views of certain strategic, financial and operational benefits anticipated from the merger;

•	discussed the past and current operations, financial condition and prospects of Atrix with senior executives of Atrix and discussed the past and current operations, financial condition and prospects of QLT with senior executives of QLT;

•	reviewed the pro forma impact of the merger on QLT’s earnings per share, cash flow, consolidated capitalization and financial ratios;

•	reviewed information prepared by members of senior management of Atrix and QLT relating to the relative contributions of Atrix and QLT to the combined company;

•	reviewed the reported prices and trading activity for Atrix common stock and QLT common shares;

•	compared the financial performance of Atrix and QLT and the prices and trading activity of Atrix common stock and QLT common shares with that of certain other publicly traded companies Banc of America Securities deemed relevant;

•	compared certain financial terms of the merger to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of Atrix and QLT and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

      Banc of America Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by it for the purposes of its opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Banc of America Securities assumed that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Atrix and QLT. Banc of America Securities did not make any independent valuation or appraisal of the assets or liabilities of QLT, nor was it furnished with any such appraisals.

      Banc of America Securities assumed that the merger would be consummated as provided in the merger agreement, with full satisfaction of all covenants and conditions set forth in the merger agreement and without any waivers thereof. Banc of America Securities also assumed that in connection with the receipt of regulatory approvals required to consummate the merger, no conditions would be imposed upon Atrix or QLT that would have a material adverse effect on QLT, Atrix or the benefits expected to be derived in the merger. Banc of America Securities assumed that the merger would be immediately followed by the second step merger and that the transaction (i.e. the merger and the second step merger) would be treated as a tax-free reorganization pursuant to the Code. Banc of America Securities noted that the merger agreement provides that Atrix will, at QLT’s direction, exercise its option to cause all outstanding shares of Atrix’s preferred stock to be converted into Atrix common stock prior to consummation of the merger. Banc of America Securities assumed that all such shares of preferred stock would be so converted, and expressed no opinion as to such conversion. Banc of America Securities further expressed no opinion as to whether any alternative transaction might produce consideration for holders of Atrix common stock in an amount in excess of the merger consideration.

      Banc of America Securities based its opinion on economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, June 14, 2004. Although subsequent developments may affect its opinion, Banc of America Securities does not have any obligation to update, revise or reaffirm its opinion. Banc of America Securities arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed operated collectively to support its opinion.

      The following description is a summary of the analyses and examinations that Banc of America Securities considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, such an opinion is not readily susceptible to partial analysis or summary description.

      In arriving at its opinion, Banc of America Securities made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Banc of America Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered, without considering all analyses and factors, could create an incomplete view of the process underlying its analyses and opinion.

      In performing its analyses, Banc of America Securities considered industry performance, regulatory, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Atrix and QLT. The estimates contained in Banc of America Securities’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses were prepared solely as part of Banc of America Securities’ analysis of the fairness, from a financial point of view, of the consideration to be received by holders of Atrix common stock. The analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies or businesses might actually be sold or the prices at which any securities may trade at any time in the future. Accordingly, Banc of America Securities’ analyses and estimates are inherently subject to substantial uncertainty.

      The following is a summary of the material analyses performed by Banc of America Securities in connection with its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Banc of America Securities, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Banc of America Securities.

      All currency amounts are in U.S. Dollars, except where indicated.

Valuation Analyses of Atrix Common Stock

      Calculation of Atrix Per Share Value Implied by the Merger. Banc of America Securities calculated the per share value of Atrix common stock implied by the merger consideration as of June 11, 2004 to be $35.87. To arrive at the $35.87 implied per share value, Banc of America Securities calculated the sum of the value of the stock portion of the per share consideration (the 1.0000 exchange ratio multiplied by $21.26, the closing price per QLT share on June 11, 2004 as calculated below) and the value of the cash portion of the per share consideration ($14.61). The $21.26 closing price per QLT share on June 11, 2004 was based on the closing price per share as quoted on the Toronto Stock Exchange on June 11, 2004 of

CDN$29.00, divided by the Canadian Dollar to U.S. Dollar exchange rate of CDN$1.3638 on June 11, 2004 as quoted on Bloomberg.

      Selected Publicly Traded Company Analysis. Banc of America Securities reviewed publicly available financial information of certain publicly traded developmental stage pharmaceutical companies and publicly traded specialty pharmaceutical companies selected by Banc of America Securities. Like Atrix, both types of companies operate in the specialty pharmaceutical industry. Banc of America Securities selected the developmental stage companies listed in the table below because they represent emerging businesses that have a small number of approved and marketed branded pharmaceutical products for which the perceived market opportunity was similar to that for Atrix’s products, and because they have a niche focus on a limited number of therapeutic categories, as does Atrix. Also, like Atrix, the sales of these companies were expected to grow significantly during 2004 and 2005. In addition, these companies were expected to become profitable during the period between 2004 and 2006, which provides a relevant comparison because Atrix was expected to become profitable in the same time period. For purposes of its analysis, Banc of America Securities did not exclude any publicly traded developmental stage pharmaceutical company that it identified based on its selection criteria. Banc of America Securities selected the specialty pharmaceutical companies listed in the table below because they represent established businesses that had previously achieved profitability and were expected to continue to be profitable during the period between 2004 and 2006 and provide a relevant comparison because Atrix was expected to remain profitable for the period between 2004 to 2006. These established companies are currently at a more mature stage of development than Atrix and have a larger, more established base of products. Banc of America Securities believed they were relevant because Atrix was expected to evolve into a more mature company over the next several years. For purposes of its analysis, Banc of America Securities did not exclude any publicly traded specialty pharmaceutical company that it identified based on its selection criteria. Banc of America Securities believed that both types of companies were appropriate companies for analyzing Atrix’s business because they represent both the current financial position of Atrix and the expected future financial position of Atrix.

      Banc of America Securities calculated various financial multiples for each company, including stock price divided by estimated earnings per share, which is referred to as EPS, for fiscal years 2005 and 2006, which are referred to as FY 2005 and FY 2006. Banc of America Securities then noted the median of such multiples. The multiples were based on closing stock prices on June 10, 2004 and were calculated using FactSet estimates for projected EPS and publicly available sources for other data. The following tables summarize the results of this analysis for the selected companies. In the tables, “NA” indicates that there was no EPS estimate publicly available for the applicable company.

Developmental Stage Pharmaceutical Companies:

	P/E

	FY 2005		FY 2006

Collagenex Pharmaceuticals, Inc.	15.7	x	12.9	x
Connetics Corporation	20.3	x	12.2	x
Enzon Pharmaceuticals, Inc.	27.0	x	20.7	x
Inkine Pharmaceutical Company, Inc.	14.0	x	10.1	x
MGI Pharma, Inc.	38.7	x	28.7	x
Orphan Medical, Inc.	NA		10.2	x
Penwest Pharmaceuticals Co.	NA		10.4	x
Pharmion Corporation	NA		25.3	x
POZEN Inc.	NA		15.3	x
Salix Pharmaceuticals, Ltd.	26.1	x	15.3	x
Sepracor Inc.	NA		17.4	x

Median	23.2	x	15.3	x

Specialty Pharmaceutical Companies:

	Price/EPS

	FY 2005		FY 2006

Allergan, Inc.	27.1	x	23.4	x
Andrx Corporation	16.9	x	13.5	x
Biovail Corporation	10.5	x	10.5	x
Bradley Pharmaceuticals, Inc.	19.0	x	15.7	x
Cephalon, Inc.	19.7	x	16.7	x
Endo Pharmaceuticals Holdings Inc.	14.8	x	11.2	x
First Horizon Pharmaceutical Corporation	24.4	x	19.5	x
Forest Laboratories, Inc.	22.7	x	18.8	x
King Pharmaceuticals, Inc.	10.1	x	13.2	x
Kos Pharmaceuticals, Inc.	12.9	x	8.3	x
K-V Pharmaceutical Company	19.9	x	16.5	x
Medicis Pharmaceutical Corporation	27.1	x	21.4	x
Noven Pharmaceuticals, Inc.	24.0	x	18.5	x
Shire Pharmaceuticals Group plc	13.0	x	11.6	x
Valeant Pharmaceuticals International	NM	*	21.4	x
Watson Pharmaceuticals, Inc.	14.7	x	13.6	x

Median	19.0	x	16.1	x

*	Multiple is 51.9x. Considered not meaningful because Valeant had recently returned to profitability, although not significant profitability, which created a high multiple which, in Banc of America Securities’ judgment, was not representative of the peer group.

      Banc of America Securities applied a range of selected multiples derived from its analysis to estimated fully-taxed EPS for Atrix for FY 2005 and FY 2006 in order to calculate an implied per share value for Atrix. The estimated EPS numbers for Atrix used by Banc of America Securities in this analysis, and all of its other analyses, were provided by Atrix’s management and were adjusted to a fully-taxed basis using an estimated tax rate as provided by Atrix. For FY 2005, Banc of America Securities used a range of multiples above and below the median derived from the development stage pharmaceutical companies. For FY 2006, Banc of America Securities used a range of multiples above and below the median derived from both types of companies. In each case, Banc of America Securities then added to the resulting implied Atrix stock price the present value of Atrix’s net operating losses calculated on a per share basis (as computed by Banc of America Securities). The analysis indicated an implied per share equity value reference range for Atrix of $19.25-$24.75 (based on estimated FY 2005 EPS) and $23.50-$28.00 (based on estimated FY 2006 EPS) as compared to $35.87, the implied per share value calculated by Banc of America Securities to be received by the holders of Atrix common stock in the merger.

      Selected Precedent Transactions Analysis. Banc of America Securities analyzed publicly available financial information relating to ten selected transactions involving companies in the life sciences industry selected by Banc of America Securities. Banc of America Securities selected the transactions listed in the table below because in each case, the target was a developmental stage pharmaceutical company that had just become profitable or was expected to soon become profitable at the time the transaction was announced, and public information was available about the transaction. For purposes of its analysis, Banc of America Securities did not exclude any transaction that it identified based on its selection criteria.

      Using publicly available information, Banc of America Securities calculated various financial multiples implied by the selected transactions, including the enterprise value of each target company as a multiple of estimated revenue for such target company for the fiscal year following announcement of the transaction, and the equity value of each target company as a multiple of estimated net income for such target company for the fiscal year following announcement of the transaction. To account for changes in the equity markets since the date of these transactions, Banc of America Securities adjusted the multiples derived from this analysis up or down based on the change in the NASDAQ Composite Index from the announcement date of the specific transaction to June 10, 2004. Banc of America Securities noted the median of such multiples.

      The following table summarizes the results of this analysis:

		Enterprise	Equity
		Value /	Value /
		FY+1	FY+1
Target	Acquirer	Revenue	Income

Alza Corporation	Johnson & Johnson	10.5x	44.9x
BioChem Pharma Inc.	Shire Pharmaceuticals Group plc	8.0x	29.7x
CIMA Labs Inc.	Cephalon Inc.	4.8x	32.1x
Cor Therapeutics, Inc.	Millennium Pharmaceuticals Inc.	10.3x	45.2x
Dura Pharmaceuticals Inc.	Elan Corporation plc	2.8x	24.6x
Duramed Pharmaceuticals, Inc.	Barr Laboratories	7.4x	29.5x
Jones Pharma Incorporated	King Pharmaceuticals, Inc.	8.5x	22.3x
The Liposome Company, Inc.	Elan Corporation plc	1.4x	6.3x
Meridian Medical Technology	King Pharmaceuticals, Inc.	3.7x	38.6x
PathoGenesis Corporation	Chiron Corporation	2.7x	28.8x

Median		6.1x	29.6x

      Banc of America Securities then applied a range of selected multiples derived from its analysis to estimated fully-taxed EPS for FY 2005 for Atrix and to estimated revenue for FY 2005 for Atrix as provided by Atrix management. For both EPS and revenue, Banc of America Securities used a range of multiples above and below the median derived from the selected transactions. In the case of the EPS analysis, Banc of America Securities then added to the resulting implied Atrix stock price the present value of Atrix’s net operating losses calculated on a per share basis (as computed by Banc of America Securities). In the case of the revenue analysis, Banc of America Securities added to the resulting implied per share Atrix valuation Atrix’s net cash and the present value of Atrix’s net operating losses on a per share basis (as computed by Banc of America Securities). The analysis indicated an implied per share equity value reference range for Atrix of $27.50-$33.00 (based on estimated FY 2005 EPS) and $27.50-$36.25 (based on estimated FY 2005 revenue), as compared to $35.87, the implied per share value calculated by Banc of America Securities to be received by the holders of Atrix common stock in the merger.

      No company, transaction or business used in the Selected Publicly Traded Company Analysis or the Selected Precedent Transactions Analysis is identical to Atrix or the merger. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions to which Atrix and the merger were compared.

      Discounted Cash Flow Analysis. Banc of America Securities performed a discounted cash flow analysis to determine the implied equity value per Atrix share based on Atrix’s projected unlevered free cash flows (representing tax-effected earnings before interest expense and taxes, plus depreciation and amortization less working capital and capital expenditure needs). In performing the analysis, Banc of America Securities calculated the unlevered free cash flows that Atrix was expected to generate during each fiscal year beginning with the fiscal year ending December 31, 2004 through the fiscal year ending December 31, 2008 based upon internal forecasts and operating assumptions provided by Atrix management. Banc of America Securities also calculated the terminal value of Atrix, representing the value of Atrix’s projected free cash flows beyond 2008 by applying a perpetual growth rate of 4.0% to 6.0% to Atrix’s free cash flow in 2008. Banc of America Securities then discounted the unlevered free cash flows and the range of terminal values to calculate the present values as of June 30, 2004, using a range of discount rates from 14.0% to 16.0%. Banc of America Securities selected the perpetual growth rates and discount rates used in this analysis based on its professional judgment in relation to the nature, size, volatility and profitability of Atrix’s business. Banc of America Securities then added to the values derived in the discounted cash flow analysis the present value of Atrix’s net operating losses calculated on a per share basis (as computed by Banc of America Securities). This analysis indicated an implied equity value per Atrix share of $25.50-$36.75, as compared to $35.87, the implied per share value calculated by Banc of America Securities to be received by the holders of Atrix common stock in the merger.

Valuation Analyses of QLT Stock

      Financial Projections for QLT. In performing its analyses, Banc of America Securities used financial forecasts for QLT for FY 2004 through FY 2008 based on internal estimates provided by QLT management. QLT management provided Banc of America Securities with two sets of financial projections; the first set, referred to as “scenario one,” reflects more conservative financial projections than the second set, referred to as “scenario two.” Banc of America Securities used both scenario one and scenario two in its analyses.

      Selected Publicly Traded Company Analysis. Banc of America Securities reviewed publicly available financial information of certain publicly traded companies in the biotechnology industry. Banc of America Securities selected the companies listed in the table below because they represent biotechnology companies with established, marketed products, large market capitalizations, and established profitability prior to 2004, with growth expectations similar to QLT. For purposes of its analysis, Banc of America Securities did not exclude any publicly traded company that it identified based on its selection criteria. Banc of America Securities calculated various financial multiples for each company, including stock price divided by estimated EPS for FY 2005 and FY 2006. Banc of America Securities then noted the median of such multiples. The multiples were based on closing stock prices on June 10, 2004, and were calculated using FactSet estimates for projected EPS and publicly available sources for other data. The following table summarizes the results of this analysis for the selected companies.

P/E

	FY 2005	FY 2006

Amgen Inc.	19.5x	16.6x
Biogen Idec Inc.	34.2x	28.2x
Cephalon, Inc.	19.7x	16.7x
Chiron Corporation	20.4x	18.0x
Genzyme Corporation	20.5x	17.0x
Ligand Pharmaceuticals Incorporated	35.8x	20.7x
The Medicines Company	33.6x	22.1x
MedImmune, Inc.	44.9x	37.4x

Median	27.1x	19.3x

      Banc of America Securities then applied a range of selected multiples derived from its analysis to estimated EPS for FY 2005 for QLT based on scenario one and scenario two and to estimated EPS for FY 2006 for QLT based on scenario one and scenario two. For FY 2005 and FY 2006, Banc of America Securities used a range of multiples above and below the median derived from the selected companies for FY 2005 and FY 2006, respectively. Using scenario one, the analysis indicated an implied per share equity value reference range for QLT of $20.75-$29.00 (based on estimated FY 2005 EPS) and $18.75-$25.75 (based on estimated FY 2006 EPS). Using scenario two, the analysis indicated an implied per share equity value reference range for QLT of $23.75-$33.50 (based on estimated FY 2005 EPS) and $21.50-

$29.75 (based on estimated FY 2006 EPS). These values compare to the closing price per QLT share on June 11, 2004 of $21.26 calculated as previously described.

      No company used in this Selected Publicly Traded Company Analysis is identical to QLT. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the companies to which QLT was compared.

      Discounted Cash Flow Analysis. Banc of America Securities performed a discounted cash flow analysis to determine the implied equity value per QLT share based on QLT’s projected unlevered free cash flows (representing tax-effected earnings before interest expense and taxes, plus depreciation and amortization less working capital and capital expenditure needs). In performing the analysis, Banc of America Securities calculated the unlevered free cash flows that QLT was expected to generate during each fiscal year beginning with the fiscal year ending December 31, 2004 through its fiscal year ending December 31, 2008 based on scenario one and scenario two provided by QLT. Banc of America Securities also calculated the terminal value of QLT, representing the value of QLT’s free cash flows beyond 2008 by applying a perpetuity growth rate of 4.0% to 8.0% to QLT’s 2008 free cash flow. Banc of America Securities then discounted the unlevered free cash flows and the range of terminal values to calculate the present values as of June 30, 2004, for both scenario one and scenario two, using a range of discount rates from 12.0% to 14.0%. Banc of America Securities selected the perpetual growth rates and discount rates used in this analysis based on its professional judgment in relation to the nature, size, volatility and profitability of QLT’s business. The scenario one analysis indicated an implied equity value per QLT share of $17.00-$30.50. The scenario two analysis indicated an implied equity value per QLT share of $18.50-$34.50. These values compare to the closing price per QLT share on June 11, 2004 of $21.26 calculated as previously described.

Other Analyses

      In connection with the exchange ratio analysis and the contribution analysis described below, Banc of America Securities assumed a 100% stock transaction for analytical purposes. The exchange ratio implied by an all stock transaction was determined to be 1.687 for the merger. The exchange ratio for the merger was calculated by dividing the implied purchase price per Atrix share of $35.87 by the closing price per QLT share on June 11, 2004 of $21.26 calculated as previously described.

      Exchange Ratio Analysis. Banc of America Securities reviewed the historical ratio of closing price per share of Atrix common stock to that of QLT common shares for several time periods during the six-month period from December 11, 2004 to June 11, 2004.

      The average exchange ratios for selected time periods during the last six months is set forth below.

Average
Time Period on and prior to June 11, 2004	Exchange Ratio

Current (June 11, 2004)	1.318x
One week	1.281x
Two weeks	1.233x
One month	1.171x
Three months	1.095x
Six months	1.135x

These average exchange ratios compare to the exchange ratio of 1.687x implied by the merger.

      Relative Contribution Analysis. Using financial information provided by management of Atrix and QLT, Banc of America Securities analyzed the relative contribution of Atrix to the combined company’s estimated revenue, earnings before interest expense and taxes (referred to as EBIT in the table below) and net income for FY 2005, 2006 and 2007 to derive an implied exchange ratio for a transaction. In doing so, Banc of America Securities used scenario one for QLT. This analysis indicated the following:

Implied
Exchange Ratio

Revenue — FY 2005E	1.360x
Revenue — FY 2006E	1.643x
Revenue — FY 2007E	1.944x
EBIT — FY 2005E	0.918x
EBIT — FY 2006E	1.191x
EBIT — FY 2007E	1.643x
Net Income — FY 2005E	0.855x
Net Income — FY 2006E	1.232x
Net Income — FY 2007E	1.803x

These average exchange ratios compare to the exchange ratio of 1.687x implied by the merger.

Miscellaneous

      The type and amount of consideration payable in the merger were determined through negotiations between Atrix and QLT, rather than by any financial advisor, and were approved by the Atrix board of directors. The decision to enter into the merger agreement was solely that of the Atrix board of directors. Banc of America Securities’ opinion and financial analyses were only one of a number of factors considered by the Atrix board of directors in their evaluation of the merger and should not be viewed as determinative of the views of the Atrix board of directors or management of Atrix with respect to the merger or the type and amount of consideration payable in the merger.

      Pursuant to the engagement letter between Banc of America Securities and Atrix, Atrix has agreed to pay Banc of America Securities a cash fee in an amount equal to 0.55% of the aggregate consideration payable in the merger (net of a $100,000 fee previously paid to Banc of America Securities under the engagement letter). This net fee would be approximately $4.6 million based on the value of the aggregate consideration payable in the merger as of June 11, 2004. Under the engagement letter, Atrix may also, in its sole and absolute discretion, pay Banc of America Securities an additional incentive fee of up to 0.20% of the aggregate consideration payable in the merger. This incentive fee would be up to approximately $1.7 million based on the value of the aggregate consideration payable in the merger as of June 11, 2004. Both such fees are payable upon completion of the merger. Banc of America Securities will not receive any fee, other than the $100,000 fee described above, if the proposed merger or another combination transaction involving Atrix is not completed. Atrix has also agreed to reimburse Banc of America Securities for its reasonable out-of-pocket expenses, including reasonable fees and disbursements of Banc of America Securities’ legal counsel incurred in connection with the engagement, and to indemnify Banc of America Securities, any controlling person of Banc of America Securities and each of their respective directors, officers, employees, agents, affiliates and representatives against losses, claims, damages, expenses and liabilities arising out of Banc of America Securities’ engagement.

      Banc of America Securities or its affiliates have provided to Atrix, and may in the future provide to Atrix or QLT, financial advisory and financing services and have received or may in the future receive fees for the rendering of these services. Except for services to Atrix in connection with the merger, no financial advisory or financing services have been provided by Banc of America Securities or its affiliates to Atrix or QLT during the past two years. In the ordinary course of its businesses, Banc of America Securities and its affiliates may actively trade the debt and equity securities or loans of Atrix and QLT for its own account or for the accounts of customers and, accordingly, Banc of America Securities or its affiliates may at any time hold long or short positions in such securities or loans.

Regulatory Approvals Required for the Merger

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the U.S. Federal Trade Commission, certain transactions, including the merger, may not be completed unless certain waiting period requirements have been satisfied. We filed notification and report forms with the Antitrust Division of the U.S. Department of Justice and the Federal Trade Commission on June 24, 2004. The waiting period was due to expire at 11:59 p.m. on July 26, 2004, unless extended by a request for more information or shortened by an early termination notice. We received an early termination notice on July 13, 2004, effective immediately. The merger may also be subject to review by the governmental authorities of various other jurisdictions, including state and foreign authorities.

      While we expect to obtain all required regulatory approvals, we cannot assure you that these regulatory approvals will be obtained or that the granting of these regulatory approvals will not involve the imposition of conditions on completion of the merger or require changes to the terms of the merger that would have a materially adverse effect on the combined company. These conditions or changes could require the grant of a complete or partial license, a divestiture or spin-off, or the holding separate of assets or businesses and could result in the conditions to each party’s obligation to complete the merger not being satisfied.

      At any time before or after the effective time of the merger, the Antitrust Division, the Federal Trade Commission or others could take action under the antitrust laws, including seeking to prevent the merger or to rescind the merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. We can not assure you that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Material U.S. Federal Income Tax Consequences

      The following general discussion sets forth the opinion of Morrison & Foerster LLP, counsel to Atrix, as to the material U.S. federal income tax consequences of the transaction to Atrix and to U.S. Holders (as defined below) of shares of Atrix capital stock, and the opinion of Latham & Watkins LLP, counsel to QLT, as to the material U.S. federal income tax consequences of the transaction to QLT and the material U.S. federal income tax consequences applicable to the ownership of QLT common shares by U.S. Holders. It is based on the Code, applicable Treasury Regulations, and administrative and judicial interpretations of the Code and Treasury Regulations, each as in effect as of the date of this joint proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion addresses only those U.S. Holders, as defined below, of shares of Atrix capital stock who hold their shares of Atrix capital stock (and will hold their QLT common shares) as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders who are subject to special rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	broker-dealers;

•	traders in securities that elect to apply a mark-to-market method of accounting;

•	tax-exempt organizations;

•	Non-U.S. Holders (as defined below);

•	persons who are subject to the alternative minimum tax provisions of the Code;

•	holders whose shares of Atrix capital stock are qualified small business stock for purposes of Sections 1202 and 1045 of the Code;

•	holders that are S corporations, partnerships or other pass-through entities;

•	persons who hold shares of Atrix capital stock as a position in a “straddle” or as part of a “hedging”, “conversion” or other risk reduction transaction;

•	holders of Atrix capital stock who also own, directly or constructively for U.S. federal income tax purposes, any stock of QLT (apart from any QLT stock that such holders receive in the merger);

•	persons that have a functional currency other than the U.S. dollar; or

•	persons who acquired shares of Atrix common stock pursuant to the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

      In addition, this discussion does not address any tax consequences under state, local and foreign laws, and this discussion does not address the tax consequences to holders of Atrix capital stock who exercise appraisal and/or dissenter’s rights under Delaware law. Also, we do not discuss the tax consequences of any transactions other than the transaction discussed in this joint proxy statement/ prospectus (whether or not an Atrix stockholder undertakes those transactions in connection with the transaction discussed in this joint proxy statement/ prospectus).

      Neither QLT nor Atrix has requested or intends to request a ruling from the Internal Revenue Service with respect to any of the U.S. federal income tax consequences of the transaction. As a result there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below, or that the conclusions will be upheld by a court if challenged. We thus urge each holder of Atrix capital stock to consult its tax advisor regarding the U.S. federal income or other tax consequences of the transaction to such holder.

      TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE TRANSACTION TO AN ATRIX STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX SITUATION. THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION. ATRIX STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTION, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

      For the purposes of this discussion, the term U.S. Holder means a holder of stock that is:

•	a citizen or resident of the United States;

•	a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any State or the District of Columbia;

•	a trust that (i) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

      A “Non-U.S. Holder” is a holder other than a U.S. Holder.

Material U.S. Federal Income Tax Consequences of the Transaction

      Exchange of Shares of Atrix Capital Stock for QLT Common Shares. It is a condition to completion of the merger that QLT shall have received an opinion from its legal counsel, Latham & Watkins LLP, and Atrix shall have received an opinion from its legal counsel, Morrison & Foerster LLP, in each case dated as of the effective time of the merger, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code, and Section 367(a)(1) of the Code will not apply to a stockholder’s surrender of Atrix capital stock pursuant to the transaction (except in the case of an Atrix stockholder who (i) is or will be a “five-percent transferee shareholder,” within the meaning of Treasury

Regulation Section 1.367(a)-3(c)(5)(ii), and (ii) does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). Neither QLT nor Atrix may waive this condition to the merger after Atrix stockholders and QLT shareholders have approved the merger unless further approval is obtained from the Atrix stockholders and QLT shareholders with appropriate disclosure. These opinions will be based on the law in effect on the date of the opinions and customary assumptions, and on representations contained in representation letters provided by QLT and Atrix substantially in the forms attached to the merger agreement as exhibits, all of which must continue to be true and accurate in all respects as of the effective time of the merger. The opinions will not be binding on the Internal Revenue Service or the courts.

      Assuming that the transaction qualifies as a reorganization as set forth above, the transaction generally will result in the following U.S. federal income tax consequences:

•	Neither QLT nor Atrix will recognize gain or loss in the transaction.

•	A holder of Atrix capital stock will recognize gain (but not loss) with respect to its shares of Atrix capital stock held in an amount equal to the lesser of (i) any gain realized with respect to such shares or (ii) the amount of cash received with respect to such shares (other than any cash received in lieu of a fractional QLT common share). A holder’s gain realized will equal the difference between the fair market value of the QLT common shares and cash received and such holder’s tax basis in the Atrix capital stock surrendered. Any such gain recognized will be a capital gain.

•	The aggregate tax basis in the QLT common shares received in the merger (including any fractional interest) by an Atrix stockholder will be equal to the aggregate tax basis in the shares of Atrix capital stock surrendered upon completion of the merger, increased by any gain recognized by such holder in the transaction (other than a gain resulting from the receipt of cash in lieu of a fractional share) and reduced by the amount of any cash received in the merger (other than any cash received in lieu of a fractional QLT common share).

•	The holding period of the QLT common shares received (including any fractional interest) will include the holding period of the shares of Atrix capital stock surrendered.

•	An Atrix stockholder who receives cash in lieu of a fractional QLT common share will generally recognize capital gain or loss based on the difference between the amount of the cash received in lieu of a fractional share and the stockholder’s tax basis in the fractional share.

      AN ATRIX STOCKHOLDER WHO IS A “FIVE-PERCENT TRANSFEREE SHAREHOLDER” OF QLT IMMEDIATELY AFTER THE MERGER, WITHIN THE MEANING OF TREASURY REGULATION SECTION 1.367(a)-3(c)(5)(ii), WILL QUALIFY FOR THE TREATMENT DESCRIBED ABOVE ONLY IF SUCH STOCKHOLDER FILES WITH THE IRS A “GAIN RECOGNITION AGREEMENT” IN THE FORM PROVIDED IN TREASURY REGULATION SECTION 1.367(a)-8. ANY ATRIX STOCKHOLDER WHO MAY BE A FIVE-PERCENT TRANSFEREE SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISOR CONCERNING THE DECISION TO FILE A GAIN RECOGNITION AGREEMENT AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION WITH THAT FILING.

      Reporting Requirements. Each Atrix stockholder that receives QLT common shares pursuant to the merger will be required to file a statement with its U.S. federal income tax return setting forth its basis in the shares of Atrix capital stock surrendered and the fair market value of the QLT common shares and cash received pursuant to the merger, and to retain permanent records of these facts relating to the transaction.

      Backup Withholding. An Atrix stockholder may be subject to backup withholding on any cash received in the merger (including cash received in lieu of fractional shares) unless the stockholder:

•	furnishes a correct taxpayer identification number and certifies that the stockholder is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal that will be mailed to Atrix stockholders shortly after completion of the transaction; or

•	is otherwise exempt from backup withholding.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a stockholder’s U.S. federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

Material U.S. Federal Income Tax Consequences of Owning and Disposing of QLT Common Shares

      Dividends and Distributions. Subject to rules relating to passive foreign investment companies (referred to here as a “PFIC”) described below, the gross amount of dividends paid to U.S. Holders of QLT common shares (including amounts withheld to reflect Canadian withholding taxes) will be treated as dividend income to U.S. Holders, to the extent paid out of current or accumulated earnings and profits, as determined in accordance with Section 312 of the Code and related U.S. Treasury Regulations and interpretive authority. This income will be includable in the gross income of a U.S. Holder on the day received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code. Subject to certain conditions and limitations, Canadian withholding taxes on dividends may be treated as foreign taxes eligible for credit against a U.S. Holder’s federal income tax liability. The rules governing the foreign tax credit are complex, and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

      The amount of the dividend distribution included in income of a U.S. Holder will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian dollar/ U.S. dollar exchange rate on the date such dividend distribution is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss.

      To the extent that the amount of any distribution exceeds QLT’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the QLT common shares, and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange.

      With respect to noncorporate U.S. Holders, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information program. U.S. Treasury Department guidance indicates that the current income tax treaty between Canada and the United States meets these requirements, and QLT is eligible for the benefits of that treaty. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that QLT common shares, which are listed on the NASDAQ National Market, are readily tradable on an established securities market in the United States. Individuals that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of the trading status of QLT common shares. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances.

      Sale or Exchange of Common Shares. For U.S. federal income tax purposes, subject to the rules relating to PFICs described below, a U.S. Holder will generally recognize taxable gain or loss on any sale or exchange of QLT common shares in an amount equal to the difference between the amount realized for the QLT common shares and the U.S. Holder’s basis in the common shares. This gain or loss will be capital gain or loss and generally will be treated as U.S. source gain or loss. Capital gains of noncorporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

      Passive Foreign Investment Company. In general, a company is considered a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The 50% of value test is based on the average of the value of the company’s assets for each quarter during the taxable year. If the company owns at least 25% by value of another company’s stock, it will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company. Based on its own internal analysis of the nature of the income, assets and activities of QLT, and the manner in which it plans to operate its business in future years, QLT does not expect that it will be classified as a PFIC for any taxable year, although no assurance can be given in that regard. Consistent with customary practice, given the inherently factual nature of the determination of whether a company is a PFIC, counsel is unable to opine with respect to whether QLT has been, is or will become a PFIC.

      If QLT is or becomes a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the QLT common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred by the U.S. Holder under the PFIC rules. In addition, dividends received from QLT could not qualify for the special reduced tax rates discussed above under “Dividends and Distributions.” The PFIC rules are extremely complicated, and U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules.

      Backup Withholding and Information Reporting. In general, information reporting requirements will apply to dividends in respect of the QLT common shares or the proceeds received on the sale, exchange, or redemption of QLT common shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to these amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, to report dividends required to be shown on its U.S. federal income tax returns or, in certain circumstances, to comply with applicable certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided the U.S. Holder furnishes the required information to the Internal Revenue Service.

Material Canadian Federal Income Tax Consequences

      The following discussion sets forth the opinion of Farris, Vaughan, Wills & Murphy, counsel to QLT, as to material Canadian federal income tax considerations under the Income Tax Act (Canada) (referred to in this joint proxy statement/ prospectus as the Canadian Tax Act) of the conversion of Atrix capital stock into QLT common shares and cash in the merger and the ownership of QLT common shares received pursuant to the merger, generally applicable to holders of Atrix capital stock who, for purposes of the Canadian Tax Act and at all relevant times, are not and are not deemed to be resident in Canada, hold Atrix capital stock and will hold QLT common shares as capital property, deal at arm’s length with QLT and Atrix and who do not use or hold and are not deemed to use or hold the Atrix capital stock or the QLT common shares in connection with carrying on business in Canada and for whom neither the Atrix capital stock nor the QLT common shares are “designated insurance property” (referred to in this joint proxy statement/prospectus as Non-resident holders). This discussion does not apply to a non-resident insurer that carries on business in Canada and elsewhere.

      This summary is based upon the current provisions of the Canadian Tax Act, the regulations under the Canadian Tax Act, all specific proposals to amend the Canadian Tax Act and the regulations publicly announced by the Minister of Finance prior to the date of this joint proxy statement/prospectus and the current published administrative and assessing practices of the Canada Revenue Agency. This summary does not otherwise take into account or anticipate any change in laws, whether by legislative, government or judicial action, nor does it take into account or consider any provincial, territorial or foreign income tax legislation or considerations.

      TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO AN ATRIX STOCKHOLDER WILL DEPEND UPON THE STOCKHOLDER’S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, ATRIX STOCKHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

      Conversion of Atrix Capital Stock. The conversion of the Atrix capital stock into QLT common shares and cash pursuant to the merger will not give rise to tax for a Non-resident holder under the Canadian Tax Act.

      Dividends on QLT Common Shares. Dividends paid or credited (or deemed to have been paid or credited) on the QLT common shares to a Non-resident holder will be subject to non-resident withholding tax under subsection 212(2) of the Canadian Tax Act of 25% of the gross amount of those dividends (subject to reduction in accordance with an applicable international tax treaty between Canada and the Non-resident holder’s country of residence). Where the Non-resident holder is a resident of the United States for purposes of the Canada-United States Income Tax Convention (1980), which we refer to as the “Convention”, the rate of this withholding tax is generally reduced to 15% pursuant to paragraph 2 of Article X of the Convention. Under paragraphs 1 and 2 of Article XXI of the Convention, dividends paid to certain religious, scientific, literary, educational or charitable organizations and certain pension organizations that are resident in, and generally exempt from taxation by, the United States, are generally exempt from Canadian non-resident withholding tax. Provided that certain administrative procedures described in paragraph 78 of Canada Revenue Agency Information Circular IC77-16R4 are observed by such an organization, QLT would not be required to withhold tax from dividends paid or credited to the organization.

      Disposition of QLT Common Shares. A Non-resident holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by that Non-resident holder on a disposition of a QLT common share, unless the QLT common share constitutes “taxable Canadian property,” as defined in subsection 248(1) of the Canadian Tax Act, of the Non-resident holder and the Non-resident holder is not entitled to relief under an applicable tax treaty. Provided that, at the time of disposition, the QLT common shares are listed on a stock exchange prescribed by sections 3200 and 3201 of the regulations to the Canadian Tax Act (which includes the Toronto Stock Exchange and the NASDAQ National Market), the QLT common shares will generally not constitute taxable Canadian property to a Non-resident holder unless, at any time during the 60 month period immediately preceding the disposition of the QLT common shares, the holder, persons with whom the holder does not deal at arm’s length or the holder together with those persons, owns not less than 25% of the issued shares of any class or any series of shares of the capital stock of QLT.

      Even if the QLT common shares are taxable Canadian property to a Non-resident holder, paragraph 4 of Article XIII of the Convention will generally exempt a Non-resident holder who is a resident of the United States for purposes of the Convention from tax under the Canadian Tax Act on any capital gain arising on the disposition of a QLT common share unless the value of the shares of QLT at the time of disposition is derived principally from real property situated in Canada.

Accounting Treatment

      In accordance with accounting principles generally accepted in the United States and Canada, QLT will account for the merger using the purchase method of accounting. Under this method of accounting, QLT will record the cash consideration, the market value (based on an average of the closing prices of QLT common shares during the period for two trading days before and after June 14, 2004, the date on which QLT and Atrix announced they had entered into the merger agreement) of its common shares issued in the merger, the fair value of QLT warrants issued in exchange for the warrant to purchase shares of Atrix common stock, the fair value of QLT options issued in exchange for the options to purchase shares of Atrix common stock and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring Atrix. QLT will allocate the estimated purchase price to the net tangible and amortizable intangible assets acquired (primarily developed technology, core technology and in-process research and development), based on their respective fair values at the date of completion of the merger. Any excess of the estimated purchase price over the fair value of net assets acquired will be accounted for as goodwill.

      Amortizable intangible assets, currently estimated at $132 million, will generally be amortized over useful lives of 15-16 years. In-process research and development, which is currently estimated at $233 million, will be expensed during the fiscal quarter in which the merger is completed. In accordance with the Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill resulting from the business combination of $400 million will not be amortized but instead will be tested for impairment at least annually (more frequently if certain indicators are present).

      In the event that QLT’s management determines that the value of goodwill has become impaired, QLT will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made. The amounts listed in the above paragraph are only preliminary estimates, however, actual amounts may differ from these estimates.

Source and Amount of Funds

      Based on the number of shares of Atrix capital stock outstanding on September 30, 2004 (excluding shares issuable upon exercise of outstanding Atrix options, but including shares issuable upon exercise of the outstanding warrant), QLT expects to pay approximately $338 million in cash to holders of Atrix capital stock in the merger. This amount may vary, depending upon the number of shares of Atrix common stock outstanding at the time of the merger, which depends upon the number of Atrix stock options exercised prior to the merger, whether Atrix’s outstanding warrant to purchase 1,000,000 shares of common stock is exercised prior to the merger, and the extent of any appraisal rights. This amount may also decrease, if necessary to preserve the expected U.S. federal income tax treatment of the transaction, as described under “The Merger Agreement — Merger Consideration — Certain Adjustments” below. In addition, QLT expects to pay approximately $13.2 million to cover expenses incurred pursuant to the merger agreement. QLT expects to finance these amounts from existing working capital.

Listing of QLT Common Shares

      QLT is obligated under the merger agreement to use its reasonable best efforts to cause the QLT common shares issued in the merger, or issued upon exercise of assumed Atrix stock options or exercise of Atrix’s outstanding warrant to be approved for listing on the NASDAQ National Market and the Toronto Stock Exchange. In addition, it is a condition to completion of the merger that the QLT common shares issued in the merger be approved for listing on the NASDAQ National Market and the Toronto Stock Exchange, in each case subject to customary conditions and official notice of issuance.

      QLT has filed a supplemental listing application with the Toronto Stock Exchange and will file a supplemental listing application with the NASDAQ National Market prior to the date of the special meetings. The Toronto Stock Exchange has conditionally approved the listing of the QLT common shares to be issued or reserved for issuance pursuant to the merger agreement. Any listing on the Toronto Stock

Exchange remains subject to QLT fulfilling certain customary listing requirements of the Toronto Stock Exchange within specified time periods.

Delisting and Deregistration of Atrix Common Stock

      The Atrix common stock will be delisted from the NASDAQ National Market and deregistered under the Exchange Act following completion of the merger, and Atrix will no longer file periodic reports with the SEC.

Restrictions on Sales of QLT Common Shares Received in the Merger

U.S. Resale Requirements

      The QLT common shares issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Atrix stockholder who may be deemed to be an “affiliate” of Atrix prior to the merger or of QLT after the merger for purposes of Rule 144 or Rule 145 under the Securities Act. Atrix has agreed to use reasonable best efforts to cause each person who it expects to be an “affiliate” of Atrix at the time of the Atrix special meeting to enter into an agreement with Atrix providing that the affiliate will not transfer any QLT common shares received in the merger except pursuant to an effective registration statement under the Securities Act covering the resale of those shares, or an exemption from registration under the Securities Act. QLT’s registration statement on Form S-4, of which this joint proxy statement/ prospectus is a part, does not cover the resale of QLT common shares to be received by affiliates of Atrix in the merger.

Canadian Resale Requirements

      QLT will, to the extent necessary, apply for orders and rulings from the applicable Canadian provincial securities regulatory authorities in order to permit the resale of QLT common shares issued in the merger without restrictions on transfer, provided that the selling shareholder is not a “control person,” no extraordinary commission or consideration is paid to a person or company in respect of the trade, and if the selling shareholder is an insider or officer of QLT, that shareholder has no reasonable grounds to believe QLT is in default of Canadian securities legislation. A “control person” is generally defined under Canadian securities legislation to be a person who alone or in combination with others holds a sufficient number of voting rights attached to the securities of an issuer to affect materially the control of the issuer, and a person who alone or in combination with others holds more than 20% of the voting rights attached to securities of an issuer is deemed, in the absence of evidence to the contrary, to hold a sufficient number of voting rights to affect materially the control of the issuer.

Interests of Certain Persons in the Merger

Interests of Atrix Persons

      In considering the recommendations of the Atrix board of directors regarding the merger proposal, holders of Atrix common stock should be aware that directors and executive officers of Atrix have interests in the merger that differ from those of other stockholders of Atrix, as described below. The Atrix board of directors was aware of these matters and considered them in approving the merger proposal and recommending that the holders of Atrix common stock approve the merger and adopt the merger agreement.

      Change of Control Agreements. Atrix has entered into change of control agreements with the following executive officers and other employees of Atrix that provide certain benefits if the person is terminated after a change of control of Atrix, which would include the proposed merger involving QLT: Michael R. Duncan, Vice President and General Manager, Stephen L. Warren, Vice President of Research and Development and Chief Scientific Officer, Gregory A. Gould, Chief Financial Officer, Secretary and Treasurer, J. Steven Garrett, D.D.S., Senior Vice President, Clinical Research, Eric Dadey, Vice President, Drug Delivery, Thomas S. Callaway, Vice President, Human Resources, Elyse Wolff, Vice

President, R&D Planning and Management, and Sean F. Moriarty, Vice President, Business Development and Counsel. The change of control agreements provide that upon termination by Atrix without “cause,” or upon termination of employment by the employee with “good reason,” as such terms are defined in the agreements, in either case within twelve months (or six months in the case of Messrs. Duncan, Warren and Gould), after the change of control:

•	the employee will be paid the amount of the employee’s then current base salary for a period of twelve months,

•	if the employee elects continued coverage under Atrix’s health plan pursuant to the Comprehensive Omnibus Budget Reconciliation Act of 1985, or “COBRA,” Atrix will continue to pay its portion of the premium for the employee’s continued coverage under Atrix’s health plan for a specified period of time, and

•	if the employee elects continued coverage under Atrix’s life insurance plan, Atrix will continue to pay its portion of the premium for the employee’s continued coverage under the plan, or if continued coverage is not available, Atrix will pay the employee the amount of the premium that would otherwise be payable by Atrix if the employee’s employment were not terminated, until the date that is twelve months after the date of termination.

      The change of control agreements of Messrs. Duncan, Warren and Gould also provide that the employee’s unvested stock options will vest effective as of the date of the employment termination and the employee will have four months to exercise the vested options. The change of control agreements of the other employees require that Atrix also pay the employee all amounts earned or accrued through the date of termination of employment, including salary, vacation pay and reimbursement for expenses incurred by the employee on behalf of the company in accordance with company policy.

      Acceleration of Options; Amendment of Options. Under the terms of the merger agreement, Atrix will take all actions necessary to provide that, immediately prior to the effective time of the merger, each option outstanding under Atrix’s stock option plans will become vested and exercisable with respect to all of the shares of Atrix common stock subject to the option, provided the holder of the options renders continuous service to Atrix as an employee, consultant or member of the board of directors until that time. At the effective time of the merger, each option outstanding under Atrix’s stock option plans will be assumed and become an option to purchase QLT common shares in accordance with the terms of the merger agreement, as more fully discussed under “The Merger Agreement — Employee Matters — Atrix Stock Options” beginning on page 103.

      It is expected that immediately following completion of the merger, Atrix’s nonqualified stock options will be amended to extend the exercise period, as more fully described under “The Merger Agreement — Employee Matters — Atrix Stock Options” beginning on page 103.

      As of September 30, 2004, the Atrix executive officers and directors held options to acquire a total of 1,640,103 shares of Atrix common stock.

      Potential Bonuses. Pursuant to the merger agreement, in addition to all other amounts described in the merger agreement, the chief executive officer of Atrix may make or agree to make payments of up to a total of $2 million to any party or parties for stay bonuses or other incentives, on terms and conditions the Atrix chief executive officer deems advisable, provided that such payments will be subject to the prior consent of the chief executive officer of QLT. One or more officers of Atrix may be among the persons who may receive such payments.

      Post-Merger Board Membership. As of the effective time of the merger, the size of the board of directors of QLT will be increased from eight to ten members by the appointment of David R. Bethune and another individual selected by the Atrix board of directors from among its members, which individual shall be reasonably acceptable to the QLT board of directors. If Mr. Bethune resigns his seat on the QLT board of directors within four months following the completion of the merger, the vacancy will be filled by an individual who is selected by the Atrix board of directors before the completion of the merger, consistent with the policies of QLT’s Corporate Governance and Nominating Committee. Mr. Bethune and the other individual to be selected from among the members of the Atrix board of directors will be eligible to receive non-employee director compensation in the same manner as the other outside directors of QLT. Mr. Bethune will be appointed as non-executive Vice Chairman of the QLT board of directors for three months following completion of the merger.

      Indemnification and Insurance. QLT has agreed to cause Aspen Acquisition II Corp. to undertake the obligation to indemnify and provide advancement of expenses with respect to all past and present directors or officers of Atrix or any of its subsidiaries, and to maintain insurance and indemnification policies for the benefit of current Atrix directors and officers as described in “The Merger Agreement — Indemnification; Insurance” on page 104.

Interests of QLT Persons

      In considering the recommendations of the QLT board of directors regarding the merger proposal, holders of QLT common shares should be aware that directors and executive officers of QLT have interests in the merger that differ from those of other shareholders of QLT, as described below. The QLT board of directors was aware of these matters and considered them in approving the merger proposal and recommending that the holders of QLT common shares approve the issuance of shares pursuant to the merger agreement.

      Alan Mendelson, a member of the QLT board of directors, is a senior partner of the law firm Latham & Watkins LLP, which firm is advising QLT with regard to the merger.

Management and Operations Following the Merger

      QLT intends to undertake a comprehensive review of the business, operations and management of Atrix with a view to optimizing development of its potential in conjunction with QLT’s business. While QLT expects to maximize the value of the combined company’s operations, QLT does not currently anticipate significant consolidation of business operations in the foreseeable future. QLT expects to retain the best management team for the combined organization and recognizes that many of the current members of the Atrix senior management team are complimentary to QLT’s management team. QLT expects to maintain Atrix’s operations in Fort Collins, Colorado, and expects that Michael Duncan, Atrix’s Vice President and General Manager, will become Vice President and General Manager of this facility.

      QLT’s current directors will retain their positions with QLT following the merger. As described above, at the time the merger is completed, the QLT board of directors will be expanded from eight to ten members, and two members of the Atrix board of directors will join the QLT board of directors. One of the two members will be David Bethune, Atrix’s Chairman of the Board and Chief Executive Officer. Mr. Bethune will be appointed as non-executive Vice Chairman of the QLT board of directors for three months following completion of the merger. Mr. Bethune and the other individual to be selected from among the members of the Atrix board of directors will be eligible to receive non-employee director compensation in the same manner as the other outside directors of QLT.

THE MERGER AGREEMENT

      The following summary describes the material provisions of the merger agreement, which is included in this joint proxy statement/ prospectus as Annex A and is incorporated by reference into this joint proxy statement/ prospectus. This summary may not contain all of the information about the merger agreement that is important to you. We encourage you to read the merger agreement carefully in its entirety.

Structure of the Merger

      The merger agreement provides for the merger of Aspen Acquisition Corp., a newly formed, wholly owned subsidiary of QLT, with and into Atrix. Immediately following this merger, Atrix will merge into Aspen Acquisition II Corp. As a result of the transaction, Atrix will cease to exist and Aspen Acquisition II Corp. will continue as a wholly owned subsidiary of QLT.

Completion and Effectiveness of the Merger

      The merger will become effective when a certificate of merger is duly filed with the Secretary of State of the State of Delaware, which will be filed as soon as practicable after the closing. The closing will occur on the first business day after all of the conditions to completion of the merger contained in the merger agreement are satisfied or waived, unless the parties agree otherwise in writing (see the section entitled “Conditions to Completion of the Merger” below).

      We are working to complete the merger quickly. We currently expect that the merger will be completed shortly after the occurrence of the QLT and Atrix special meetings. However, because completion of the merger is subject to regulatory approvals and other conditions, we cannot predict the actual timing.

Merger Consideration

Atrix Common Stock

      Each share of Atrix common stock issued and outstanding immediately before the effective time of the merger, other than:

•	treasury shares, shares held by QLT or any of its subsidiaries, or shares held by any Atrix subsidiary, all of which will be canceled in the merger, and

•	shares held by stockholders who comply with all of the provisions of the General Corporation Law of the State of Delaware concerning the right to require appraisal of their shares, whom we refer to as dissenting stockholders, will automatically be converted into the right to receive one QLT common share and $14.61 in cash. No interest will accrue or be paid with respect to the merger consideration. At the effective time of the merger, shares of Atrix common stock will no longer be outstanding, will automatically be canceled and will cease to exist.

Atrix Preferred Stock

      Each share of Atrix preferred stock issued and outstanding immediately before the effective time of the merger, other than:

•	treasury shares, shares held by QLT or any of its subsidiaries, or shares held by any Atrix subsidiary, all of which will be canceled in the merger, and

•	shares held by dissenting stockholders,

will automatically be converted into the right to receive the number of QLT common shares and amount of cash that the holder of such share would have been entitled to receive had the holder converted the share into common stock immediately prior to completion of the merger. At the effective time of the merger, shares of Atrix preferred stock will no longer be outstanding, will automatically be canceled and will cease to exist.

Certain Adjustments

      It is currently expected that the transaction will be treated as a reorganization within the meaning of Section 368(a) of the Code, as described under “The Merger — Material U.S. Federal Income Tax Consequences” above. If the value of the QLT common shares issuable in the merger, as determined on the effective date of the merger, represents less than 45% of the aggregate of the value of QLT common shares issuable and cash payable in the merger combined (including cash payable to dissenters, if any), the exchange ratio will automatically be increased, and the amount of cash per share correspondingly decreased, in order to achieve this percentage to preserve such expected tax treatment. For example, if the value of the QLT common shares issuable in the merger, as determined on the effective date of the merger, represents 40% of the aggregate of the value of QLT common shares issuable and cash payable in the merger combined, the merger consideration will be adjusted so that each share of Atrix common stock will be entitled to receive in the merger 1.1250 QLT common shares and approximately $13.39 in cash. The merger consideration payable with respect to the Atrix preferred stock will be correspondingly adjusted.

      If, between the date of the merger agreement and completion of the merger, the outstanding shares of Atrix capital stock, or the outstanding QLT common shares, are changed into a different number of shares or a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, then the number of QLT common shares issuable in the merger will be adjusted to give the same economic effect pursuant to the merger agreement prior to the relevant event.

Fractional Shares

      QLT will not issue any fractional common shares in the merger. Each holder of Atrix capital stock exchanged in the merger who would otherwise be entitled to receive a fraction of a QLT common share will receive cash, without interest, instead of a fractional share.

Atrix Warrant

      Atrix currently has outstanding a warrant to purchase one million shares of Atrix common stock. The warrant is held by Elan International Services, Ltd., is exercisable at a price of $18.00 per share and expires in July 2005. If this warrant is still outstanding upon completion of the merger, it will be assumed by QLT in accordance with its terms.

Exchange of Atrix Stock Certificates; No Further Rights as Atrix Stockholder

      Promptly following completion of the merger, Computershare Trust Company of Canada, the exchange agent for the merger, will mail to each record holder of Atrix capital stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for QLT common shares. Only those holders of Atrix capital stock who properly surrender their Atrix stock certificates in accordance with the exchange agent’s instructions will receive:

•	QLT common shares;

•	the cash consideration;

•	cash in lieu of any fractional QLT common shares; and

•	dividends or other distributions, if any, on QLT common shares to which they are entitled under the terms of the merger agreement.

      After the effective time of the merger, each certificate representing shares of Atrix capital stock that has not been surrendered (other than shares to be canceled in the merger and shares held by dissenting stockholders) will represent only the right to receive upon surrender of that certificate each of the items listed in the preceding paragraph. The surrendered certificates representing Atrix common stock will be canceled. After the merger is effective, each dissenting stockholder will also no longer have any rights as a stockholder of Atrix with respect to his or her shares, except for the right to receive payment of the judicially-determined fair value of his or her shares pursuant to Delaware law if the stockholder has validly perfected and not withdrawn such right.

      Following completion of the merger, Atrix will not register any transfers of Atrix common stock outstanding on its stock transfer books prior to the merger.

      Holders of Atrix capital stock should not send in their Atrix stock certificates until they receive a letter of transmittal from the exchange agent, with instructions for the surrender of Atrix stock certificates.

Distributions with Respect to Unexchanged Shares

      Holders of Atrix capital stock are not entitled to receive any dividends or other distributions on QLT common shares until the merger is completed. After the merger is completed, holders of Atrix stock certificates will be entitled to dividends and other distributions declared or made after completion of the merger with respect to the number of whole QLT common shares which they are entitled to receive upon exchange of their Atrix stock certificates, but they will not be paid any dividends or other distributions on the QLT common shares until they surrender their Atrix stock certificates to the exchange agent in accordance with the exchange agent instructions.

Transfers of Ownership and Lost Stock Certificates

      QLT only will issue (a) QLT common shares, (b) the cash consideration, (c) cash in lieu of a fractional share and (d) any dividends or distributions on QLT common shares that may be applicable in a name other than the name in which a surrendered Atrix stock certificate is registered if the person requesting such exchange presents to the exchange agent all documents required by the exchange agent to show and effect the unrecorded transfer of ownership and to show that any applicable stock transfer taxes have been paid. If an Atrix stock certificate is lost, stolen or destroyed, the holder of such certificate will need to execute an affidavit of that fact and may need to post a bond, prior to receiving each of the items listed in the preceding sentence.

Unclaimed Amounts

      Any amount held by the exchange agent on behalf of the former holders of Atrix capital stock that remains undistributed to the former Atrix stockholders for six months after the effective time of the merger will be delivered to QLT, upon demand. Following such delivery, former Atrix stockholders that have not validly exchanged their Atrix certificates for the merger consideration will be required to look to QLT for payment of the merger consideration.

      None of the exchange agent, QLT, Aspen Acquisition Corp. or Atrix will be liable to any holder of shares of Atrix capital stock for any QLT common shares, dividends, distributions or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

Conditions to Completion of the Merger

      The respective obligations of QLT and Atrix to complete the merger are subject to the satisfaction or waiver, if legally permissible, of the following conditions:

•	the registration statement on Form S-4 covering the QLT common shares to be issued in the merger, of which this joint proxy statement/ prospectus is a part, shall have been declared effective by the SEC and no stop order suspending its effectiveness shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and be ongoing;

•	the adoption of the merger agreement and approval of the merger by the holders of Atrix common stock and approval of the share issuance by QLT shareholders;

•	the receipt of all governmental consents, approvals and authorizations required to complete the merger, unless obtaining them would not, individually or in the aggregate, have a material adverse effect on QLT;

•	the absence of any governmental proceedings seeking to prohibit completion of the merger, prohibit or place material limitations on QLT’s ownership or operation of Atrix’s business or a material portion of its assets, compel QLT to divest any material portion of Atrix’s business, or prohibit QLT from effectively controlling Atrix in any material respect;

•	the absence of any legal prohibition having any of the effects described in the previous bullet;

•	the approval for listing on the NASDAQ National Market and the Toronto Stock Exchange of the QLT common shares to be issued in the merger;

•	the representations and warranties of the other party, disregarding all limitations relating to materiality or material adverse effect, being true and correct on the date of the merger agreement and the date the merger is completed as if they were made on that date (except to the extent that the representations and warranties speak as of another date, in which case as of that other date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on the representing party, and the receipt of a certificate of the chief executive officer and chief financial officer of the representing party to that effect;

•	the other party having performed all obligations required to be performed by it under the merger agreement in all material respects, and the receipt of a certificate of the chief executive officer and chief financial officer of the performing party to that effect; and

•	the receipt of an opinion from the party’s counsel that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to Atrix stockholders surrendering their stock (except in the case of an Atrix stockholder who (i) is or will be a “five-percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and (ii) does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8).

      “Material adverse effect,” when used in reference to QLT or Atrix, means any change, effect, event, occurrence, state of facts or development which, individually or in the aggregate, would reasonably be expected to:

•	result in any change or effect that is materially adverse to the business, financial condition, assets, liabilities or results of operations of the referenced company and its subsidiaries, taken as a whole; or

•	prevent or materially delay completion of the merger.

      However, no change, effect, event, occurrence, state of facts or development relating to any of the following shall be deemed, alone or together, to constitute a material adverse effect, or taken into account in determining whether a material adverse effect relating to a party has occurred:

•	in Canadian, U.S. or global financial or securities markets or the Canadian, U.S. or global economy in general, including any fluctuation in the price of QLT common shares or Atrix common stock (but not the cause for such fluctuation), to the extent the effects do not disproportionately impact the party;

•	in the biopharmaceutical industry generally, to the extent the effects do not disproportionately impact the party;

•	in laws of general applicability, to the extent the effects do not disproportionately impact the party;

•	relating to the execution or public announcement of the merger agreement;

•	arising from changes in U.S. GAAP or regulatory accounting requirements; or

•	resulting from actions, recommendations or decisions of the FDA with respect to new drug applications, abbreviated new drug applications, biologic license applications, supplemental new drug applications by QLT or Atrix or any of their competitors.

Representations and Warranties

      The merger agreement contains representations and warranties made by QLT and Atrix, including those relating to:

•	due organization, corporate power and standing, and other corporate matters;

•	the capital structures of QLT and Atrix;

•	due organization and capital structure of QLT’s and Atrix’s subsidiaries;

•	the authorization, execution, delivery and enforceability of the merger agreement;

•	conflicts with organizational documents and contracts, violations of any laws or orders and required governmental consents, approvals and filings;

•	documents QLT and Atrix filed with the SEC and the accuracy of information, including financial information, contained in these documents;

•	the accuracy of the information QLT and Atrix supplied for inclusion in this joint proxy statement/prospectus;

•	the absence of material changes or events since December 31, 2003 concerning QLT and Atrix or their subsidiaries;

•	pending or threatened material litigation;

•	regulatory compliance matters;

•	compliance with the Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	matters relating to the intellectual property of QLT and Atrix;

•	completion and accuracy of tax filings and payment of taxes;

•	voting requirements pursuant to the merger agreement; and

•	the engagement and payment of fees for brokers and financial advisors pursuant to the merger agreement.

      The merger agreement also contains representations and warranties of Atrix relating to the following additional matters:

•	contracts relating to research, development, distribution, sale, supply, license, marketing or manufacturing arrangements, that involve payments of significant dollar amounts, that contain exclusivity or non-competition provisions, or for which the merger will trigger payments or benefits and other specified contracts;

•	compliance with applicable environmental and other laws;

•	matters affecting Atrix relating to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and other compliance, compensation and employment matters (including employee benefit plans, collective bargaining or other labor union agreements and excess parachute payments under Section 280G of the Code);

•	insurance matters;

•	validity of titles to, or leasehold or sublease interests in, Atrix’s properties and compliance with the terms of Atrix’s leases and subleases;

•	the applicability of state takeover statutes and takeover provisions in Atrix’s certificate of incorporation; and

•	receipt by the board of directors of Atrix of an opinion from Banc of America Securities to the effect that, as of the date of the opinion, the merger consideration was fair from a financial point of view to holders of Atrix common stock.

      The merger agreement also contains representations and warranties of QLT relating to the following additional matters:

•	material contracts;

•	Aspen Acquisition Corp.’s operations;

•	QLT’s receipt of an opinion from Merrill Lynch; and

•	sufficiency of funds and authorized but unissued shares to pay the merger consideration.

      The representations and warranties given by Atrix and QLT are subject to materiality and knowledge qualifications in many respects, and expire upon completion of the merger.

Conduct of Business Before Completion of the Merger

General Restrictions on Interim Operations

      QLT and Atrix have agreed to restrictions on their respective activities until either completion of the merger or the termination of the merger agreement. In general, QLT and its subsidiaries are required to conduct their businesses such that their primary businesses involve biotechnology or pharmaceuticals. Atrix and its subsidiaries are required to conduct their businesses in the ordinary course consistent with past practice and use reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their current relationships with customers, suppliers, licensors, distributors and other persons with which they have business relations in order to preserve their goodwill and ongoing business in all material respects.

Additional Restrictions on the Interim Operations of Atrix

      Subject to specified exceptions, Atrix has also agreed that, without the prior written consent of QLT, neither it nor its subsidiaries will do any of the following:

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than mandatory paid in kind dividends with respect to Atrix preferred stock, and dividends or distributions by a wholly owned subsidiary to Atrix;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of or in substitution for shares of its capital stock;

•	redeem or otherwise acquire any shares of its capital stock or related securities or any rights, warrants or options to acquire any such shares or securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required under the terms of any plans, arrangements or contracts existing on the date of the merger agreement between Atrix or any of its subsidiaries and any of their directors, officers, employees or consultants;

•	issue, deliver, sell, grant or subject to any lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than the issuance of shares of Atrix common stock upon the exercise of any options or Atrix’s outstanding warrant or upon the conversion of preferred stock, and rights under Atrix’s Amended and Restated Rights Agreement), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units;

•	amend the certificate of incorporation, bylaws, certificates of designation or other comparable charter or organizational documents of Atrix or any of its subsidiaries, except as allowed pursuant to the merger agreement;

•	directly or indirectly acquire or agree to acquire any assets, company, division, business or equity interest of any company which individually have a purchase price in excess of $500,000 or, in the aggregate, have a purchase price in excess of $1,000,000, except for capital expenditures, licenses of intellectual property, and purchases of raw materials, equipment, and supplies in the ordinary course of business consistent with past practice;

•	other than as required by existing contracts, sell, lease, license, subject to any impermissible lien or otherwise dispose of any of its properties or assets (other than intellectual property and other intangible assets), except sales and disposals of inventory and assets in the ordinary course of business consistent with past practice;

•	incur or guarantee any indebtedness, issue or sell any debt securities or options or other rights to acquire any debt securities, guarantee any debt securities, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, or make any loans, advances, capital contributions or investments outside the ordinary course of business, except in each case with respect to a wholly owned subsidiary or immaterial amounts or in connection with the purchase of supplies or materials in the ordinary course of business consistent with past practice;

•	make or agree to make any new capital expenditure or expenditures (including leases and in-licenses), or enter into any contract providing for capital expenditures which, in the aggregate, are in excess of $250,000, other than such expenditures in accordance with Atrix’s current capital budget;

•	pay or settle any claims, obligations or litigation in excess of $100,000 in the aggregate, other than the payment or settlement in accordance with their terms of claims, obligations or litigation disclosed, reflected or reserved against in the most recent consolidated financial statements included in Atrix’s SEC filings prior to the date of the merger agreement or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or pursuant to existing contracts or any additional contracts permitted by the merger agreement or in connection with, or as otherwise provided or contemplated by, the merger agreement;

•	cancel any indebtedness owed to Atrix or any of its subsidiaries, except in the ordinary course of business consistent with past practice, or waive or assign any claims or rights of substantial value;

•	waive any benefits of, fail to enforce, agree to modify, or give consent under, any standstill or similar agreement prohibiting a third party from purchasing equity interests of Atrix or any of its subsidiaries, or, other than in the ordinary course of business consistent with past practice, any material confidentiality or similar agreement;

•	terminate or amend in any materially adverse respect any material contract, or waive, release or assign any material rights or claims under any material contract;

•	enter into any material contracts in the fields of ocular, oncology, dermatology, urology, or pain management relating in a material manner to the research, development, distribution, sale, license, marketing, co-promotion or manufacturing by third parties of Atrix products and technology or products licensed by Atrix or its subsidiaries, or the intellectual property rights of Atrix or its subsidiaries, other than pursuant to:

-	confidentiality agreements containing customary terms and conditions entered into in the ordinary course of business consistent with past practice,

-	consulting agreements entered into in the ordinary course of business consistent with past practice which individually have aggregate values of no more than $100,000,

-	agreements with third party service providers entered into in the ordinary course of business consistent with past practice,

-	clinical trial, feasibility study (excluding any having ocular applications) or service agreements entered into in the ordinary course of business consistent with past practice, and

-	any such contracts currently in place in accordance with their terms as of the date of the merger agreement;

•	enter into any contract, if the merger or Atrix’s compliance with the merger agreement would reasonably be expected to:

-	conflict with the contract, result in any material alteration of any provision of the contract, or result in a violation or breach of, or default under, the contract,

-	give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under the contract,

-	result in the creation of any impermissible lien upon any of the properties or other assets of Atrix or any of its subsidiaries under the contract, or

-	give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under the contract;

•	sell, transfer, out-license or otherwise extend, amend, modify, abandon, or make part of the public domain any intellectual property rights of Atrix or any of its subsidiaries, other than pursuant to customary confidentiality agreements entered into in the ordinary course of business consistent with past practice and contracts currently in place;

•	enter into any contract that either cannot be transferred to QLT in or following the merger, or that restricts Atrix or any of its affiliates from engaging or competing in any line of business or in any geographic area;

•	do any of the following, except as required to ensure that any employee benefit plan or agreement is not then out of compliance with applicable law or to comply with any contract or employee benefit plan or agreement entered into prior to the date of the merger agreement or as in accordance with Atrix’s 2004 payroll budget:

-	adopt, enter into, terminate or amend:

•	any collective bargaining agreement or employee benefit plan, or

•	any benefit agreement or other agreement, plan or policy involving Atrix or any of its subsidiaries and one or more of their respective current or former directors, officers, employees or consultants relating to compensation for services in such capacities;

-	increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer or employee;

-	pay any benefit or amount not required under any employee benefit plan, agreement or other arrangement of Atrix or any of its subsidiaries as in effect on the date of the merger agreement;

-	grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of Atrix or any of its subsidiaries outside the ordinary course of business consistent with past practice;

-	grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, employee benefit plan or agreement (including the grant of options, restricted stock, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any employee benefit plans or agreements, or awards made thereunder), except that Atrix may grant a specified number of stock options to new or current employees of Atrix under the terms of the merger agreement and Atrix may make payments for stay bonuses or other incentives on terms more fully described in the “Interests of Certain Persons in the Merger — Interests of Atrix Persons — Potential Bonuses” on page 89;

-	amend or modify any stock options or the Atrix warrant, except as required by the merger agreement;

-	take any action to secure the payment after the completion of the merger of compensation or benefits under any employee plan, agreement, contract or arrangement or employee benefit plan or agreement;

-	take any action to accelerate the vesting or payment of any compensation or benefit under any employee benefit plan or agreement, other than as required by the merger agreement; or

-	materially change any actuarial or other assumption used to calculate funding obligations with respect to any pension plan or change the manner in which contributions to any pension plan are made or the basis on which such contributions are determined;

•	except as required by U.S. GAAP or by a governmental entity, make any change in accounting methods, principles or practices, or write up, write down or write off the book value of any assets;

•	except in the ordinary course of business consistent with past practice, make any material tax election or settle or compromise any material liability for taxes, change any annual tax accounting period, change any method of tax accounting, file any material amendment to a tax return, enter into any closing agreement relating to any material tax, surrender any right to claim a material tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment;

•	acquire or in-license, or agree to acquire or in-license, any intellectual property, except for such licenses or acquisitions that do not involve an upfront payment or payments in any 12-month period in excess of $250,000 or that otherwise are in the ordinary course of business consistent with past practice;

•	adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;

•	make any amendment or other modification to Atrix’s Amended and Restated Rights Agreement, or permit the Atrix board of directors to take any action or make any determination under the Rights Agreement, including any redemption of the rights under it;

•	take any action that is intended, or that could reasonably be expected to, result in any of the conditions to the merger not being satisfied; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Additional Restrictions on QLT’s Interim Operations

      In addition, QLT has also agreed that, without the prior written consent of Atrix, neither QLT nor its subsidiaries will do any of the following:

•	amend or otherwise change its organizational documents;

•	declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	directly or indirectly acquire or agree to acquire any company or division, or license any products, technology or intellectual property, except for:

-	capital expenditures, purchases of raw materials, equipment and supplies and in-bound licensing of off-the-shelf software, in the ordinary course of business consistent with past practice, and

-	any such transactions not reasonably expected to involve amounts in excess of $200 million in the aggregate, provided that any such transactions do not present individually or in the aggregate a material risk of delaying the merger;

•	license its products, technology or intellectual property or sell its rights or its products or technology to third parties, except:

-	pursuant to arrangements in effect as of the date of the merger agreement,

-	for sales of inventory in the ordinary course of business consistent with past practice, and

-	for any such transactions not reasonably expected to involve amounts in excess of $200 million in the aggregate, provided that any such transactions do not present individually or in the aggregate a material risk of delaying the merger;

•	adopt a plan of complete or partial liquidation or dissolution;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the merger not being satisfied;

•	terminate or amend in any materially adverse respect any specified contract or take any action under any such contract that is reasonably likely to have a material adverse effect on QLT; or

•	authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

Atrix Prohibited from Soliciting Other Offers

      Under the terms of the merger agreement, subject to specific exceptions described below, Atrix has agreed that neither it, any of its subsidiaries nor any of their respective directors, officers or senior employees will, and Atrix will use its reasonable best efforts not to permit representatives of Atrix or its subsidiaries to, do any of the following:

•	solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any acquisition proposal;

•	participate or engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any acquisition proposal, except to notify such person as to the existence of these provisions or as permitted in the merger agreement;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any acquisition proposal.

      Under the merger agreement, Atrix agreed to cease all existing discussions or negotiations with any parties with respect to any acquisition proposal, and to demand that each person who has entered into a confidentiality agreement relating to any acquisition proposal within the past year return or destroy all confidential information furnished to the person. Atrix is obligated to notify QLT promptly in writing (and within 36 hours) upon receipt of any type of acquisition proposal or any request for nonpublic information or inquiry it reasonably believes could lead to an acquisition proposal. The notice must include the material terms and conditions of the acquisition proposal, request or inquiry, the identity of the person or group making it and copies of all written materials provided in connection with it. Atrix also must keep QLT updated as to the status and details of the acquisition proposal, request or inquiry, and provide QLT with a copy of all written materials subsequently provided in connection with it.

      If Atrix receives an acquisition proposal which constitutes a superior proposal or which the Atrix board of directors in good faith concludes could reasonably be expected to result in a superior proposal, Atrix must provide a written notice to QLT that states expressly that it has received an acquisition proposal that constitutes a superior proposal or could reasonably be expected to result in one, the identity of the party making it and its material terms and conditions. After providing such notice, Atrix may take the following actions:

•	after the third party making the acquisition proposal has executed a confidentiality agreement containing customary standstill provisions and other terms and conditions that are no less restrictive to such third party than the terms and conditions of the confidentiality agreement entered into with QLT, furnish nonpublic information to the third party, provided that a copy is contemporaneously furnished to QLT; and

•	participate or engage in any discussions or negotiations with the third party with respect to the acquisition proposal.

      For a period of not less than five business days after QLT’s receipt from Atrix of notice of a superior proposal, Atrix is required, if requested by QLT, to negotiate in good faith with QLT to revise the merger agreement so that the acquisition proposal that constituted a superior proposal no longer constitutes a superior proposal.

      The Atrix board of directors agreed to recommend the adoption of the merger agreement and approval of the merger to its stockholders and to use its reasonable best efforts to obtain the required stockholder approval for the merger agreement. However, in response to the receipt of a superior proposal that has not been withdrawn and continues to constitute a superior proposal, the Atrix board of directors may withhold, withdraw or modify its recommendation and, in the case of a superior proposal that is a tender or exchange offer made directly to its stockholders, may recommend that the Atrix stockholders accept the tender or exchange offer, if both of the following conditions are met:

•	the Atrix stockholders have not yet approved the adoption of the merger agreement and the approval of the merger; and

•	the Atrix board of directors has concluded in good faith, following the receipt of advice of its outside legal counsel, that, in light of the superior proposal, the failure of the Atrix board of directors to change its recommendation would result in a breach of its fiduciary obligations to its stockholders under applicable law.

      Regardless of whether Atrix has received an acquisition proposal or changed its recommendation, Atrix is obligated under the terms of the merger agreement to call, give notice of, convene and hold a meeting of its stockholders to consider and vote upon the merger agreement. Atrix may not submit to the vote of its stockholders any acquisition proposal (whether or not a superior proposal) or propose to do so.

      An “acquisition proposal” means any offer or proposal made by a person or entity other than QLT or Aspen Acquisition Corp. concerning:

•	any merger, consolidation, business combination, or similar transaction involving Atrix or any of its subsidiaries pursuant to which the stockholders of Atrix immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent of such entity);

•	any sale, exclusive license or other disposition directly or indirectly of assets of Atrix or its subsidiaries representing 15% or more of the consolidated assets of Atrix and its subsidiaries;

•	any issuance, sale, or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by Atrix representing 15% or more of the voting power of Atrix; or

•	any transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of Atrix.

      A “superior proposal” means any bona fide offer or proposal (on its most recently amended or modified terms, if amended or modified (each such amendment or modification being deemed a new superior proposal)) made by a person or entity other than QLT or Aspen Acquisition Corp. that concerns any merger, consolidation, tender offer, exchange offer, asset acquisition (including by exclusive license), stock or other securities issuance, business combination or similar transaction involving Atrix or any of its subsidiaries that if completed would result in a third party (or its stockholders) owning, directly or indirectly, all or substantially all of the shares of Atrix’s common stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of Atrix, which the board of directors of Atrix determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be:

•	more favorable to the stockholders of Atrix from a financial point of view (taking into account probability of closing and all other terms and conditions of such proposal and the merger agreement and any changes to the financial terms of the merger agreement proposed by QLT in response to such offer or otherwise) than the merger; and

•	reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

QLT Notification of Takeover Proposals

      QLT has agreed that if, prior to completion of the merger or termination of the merger agreement, it receives a written offer or proposal concerning a takeover or any written inquiry which it reasonably believes could lead to such an offer or proposal, it will promptly (and within 36 hours) notify Atrix and keep Atrix reasonably updated as to its status. A takeover means any of the following transactions:

•	a merger, consolidation, business combination, recapitalization or similar transaction involving QLT pursuant to which QLT’s shareholders immediately preceding such transaction hold less than 50% of the aggregate voting power of the surviving entity of such transaction or the parent of such entity;

•	a sale or other disposition of assets representing collectively in excess of 50% of QLT’s consolidated assets;

•	the issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities), in each case by QLT or any of its subsidiaries representing 50% or more of QLT’s voting power; or

•	the acquisition by any person or group of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of QLT’s voting power.

Regulatory Filings; Obtaining Consents

      QLT and Atrix have agreed to use their reasonable best efforts to:

•	take all appropriate action and do all things necessary under applicable law or otherwise to complete the merger as promptly as practicable;

•	obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by either party, to avoid any action or proceeding by any governmental entity related to the merger agreement and to prevent a material adverse effect on Atrix or QLT from occurring prior to or after the completion of the merger;

•	make all necessary filings with respect to the merger agreement required under applicable federal, state and foreign securities laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and antitrust and competition laws of any other applicable jurisdiction, the rules and regulations of the Toronto Stock Exchange and any other applicable law; and

•	give any notices to third parties or any governmental entity required by Atrix or QLT, and use reasonable best efforts to obtain any non-governmental third party consents, necessary to complete the transactions contemplated in the merger agreement, required to be disclosed in their respective disclosure schedules, or required to prevent a material adverse effect on Atrix or QLT, respectively, from occurring prior to or after the completion of the merger.

      However, neither QLT nor Atrix is required to commit to any divestitures or hold separate any assets or other portion of any business their respective businesses. Additionally, QLT and Atrix are required to:

•	use reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order or judgment that would restrain, prevent or delay the merger;

•	promptly notify the other party in writing of any pending or threatened action, proceeding or investigation by any governmental entity or any other person challenging or seeking damages pursuant to the merger agreement or the conversion of Atrix common stock into QLT common shares pursuant to the merger, seeking to restrain or prohibit the merger or otherwise seeking to limit the right of QLT or its subsidiaries to own or operate all or any portion of the businesses or assets of Atrix or its subsidiaries; and

•	cooperate and use reasonable best efforts to obtain the agreement of the holder of the Atrix warrant to exercise the warrant prior to completion of the merger.

Employee Matters

Atrix Stock Options

      QLT will assume the Atrix stock option plans at the effective time of the merger so that the option pool currently available for grants under the plan may be used by QLT for option grants to Atrix employees after the merger. Under the merger agreement, each outstanding option to purchase shares of Atrix common stock will be assumed by QLT in the merger and will thereafter constitute an option to acquire the number (rounded down to the nearest whole number) of QLT common shares determined by multiplying the number of shares of Atrix common stock subject to the option immediately prior to the merger by the sum of:

•	one (or, if the exchange ratio for Atrix common stock has been adjusted as described under “Merger Consideration — Certain Adjustments” above, the adjusted exchange ratio); and

•	the quotient obtained by dividing (1) $14.61 (or, if the amount of cash to be received in the merger for each share of Atrix common stock has been adjusted as described under “Merger Consideration — Certain Adjustments” above, the adjusted amount), by (2) the volume weighted average price, regular way, on The NASDAQ Stock Market, of QLT common shares for the five most recent trading days ending on the full trading day immediately prior to completion of the merger.

      The per share exercise price for the QLT common shares issuable upon conversion of these Atrix options will be equal to the quotient determined (rounded up to the nearest cent) by dividing the exercise price per share of Atrix common stock that otherwise could have been purchased under the Atrix stock option by the option exchange ratio, described above.

      Each of these options will be subject to the same terms and conditions as were in effect for the related option immediately prior to the merger, except as follows:

•	each option held by an Atrix employee, consultant or board member that is outstanding immediately prior to the merger will be amended so that immediately before the merger is completed it vests and becomes fully exercisable; and

•	it is expected that immediately following completion of the merger, Atrix’s nonqualified stock options will be amended so that they are exercisable for a period of one year (or, if earlier, until expiration of the option’s term) following the date of termination of the option holder’s position with Atrix, if the option holder is terminated by the corporation surviving the merger within 12 months after the merger (other than in the case of termination of employees and consultants for cause).

Atrix Employee Stock Purchase Plan

      Atrix has agreed to stop issuing shares under its employee stock purchase plan and to distribute all accumulated payroll deferrals to the plan participants.

Atrix Employees

      For a period of at least one year following the merger, QLT has agreed to provide the continuing employees of Atrix employee benefits generally (excluding equity based benefits) that, in each case, are in the aggregate substantially comparable to the employee benefits provided under Atrix’s employee benefit plans to such employees immediately before the merger.

      QLT has also agreed to give continuing Atrix employees credit for prior service with Atrix for purposes of determining entitlement to vacation and vacation pay and for purposes of vesting and eligibility under any employee benefit plan in which the continuing employee is eligible to participate, but not for purposes of benefit accrual under any “employee pension benefit plan” as defined in ERISA. QLT has also agreed to waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements otherwise applicable to continuing employees under QLT employee benefit plans. Continuing employees will also be given credit for any co-payments or deductibles paid prior to the merger in satisfying any applicable deductible or out-of-pocket requirements under any employee benefit that constitutes a welfare benefit under ERISA.

      No additional investments will be permitted under the Atrix stock fund made available pursuant to the Atrix 401(k) Savings and Retirement Plan after the merger (other than amounts invested in the fund as of the effective time of the merger).

Indemnification; Insurance

      QLT has agreed to cause Aspen Acquisition II Corp. to maintain provisions of its certificate of incorporation and bylaws with respect to indemnification and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the existing certificate of incorporation and bylaws of Atrix. QLT has also agreed for a period of six years after the completion of the merger to indemnify, and provide advancement of expenses to, all past and present directors and officers of Atrix and its subsidiaries to the fullest extent permitted by law for acts or omissions occurring at or prior to the effective time of the merger in the performance of their duties for Atrix or any of its subsidiaries, or otherwise in their capacities as directors or officers of Atrix or any of its subsidiaries.

      For six years from the effective time of the merger, QLT will maintain for the benefit of the current directors and officers of Atrix an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the effective time of the merger covering each person currently covered by the officers’ and directors’ liability insurance policies of Atrix on terms with respect to coverage and in amounts no less favorable than those of the policies of Atrix in effect as of June 14, 2004. However, QLT is not required to pay an annual premium for the insurance in excess of a specified amount. QLT may also satisfy its obligations by purchasing extended reporting period coverage, for which it shall not be required to pay in excess of a specified amount.

Termination of the Merger Agreement

Termination by QLT or Atrix

      Either Atrix or QLT, by action of their respective boards of directors, may terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after adoption of the merger agreement and approval of the merger by Atrix stockholders or the approval of the share issuance by QLT shareholders:

•	by mutual written consent of QLT and Atrix;

•	if the merger is not completed by December 15, 2004 (which may be extended by either party to February 15, 2005 in the event the failure of the merger to be completed by December 15, 2004 is caused by a pending governmental investigation or review (unless the investigation or review was caused by the extending party or the extending party’s failure to perform its obligations under the merger agreement)), except that this right to terminate the merger agreement is not available to any party whose failure to fulfill any obligation under the merger agreement has been the cause of the failure to complete the merger;

•	if any governmental entity issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger, and such order, decree, ruling or other action has become final and nonappealable; or

•	if (a) the Atrix stockholders do not adopt the merger agreement and approve the merger at a duly convened stockholders meeting at which the vote to adopt the merger agreement and approve the merger was taken, or (b) the QLT shareholders do not approve the share issuance at a duly convened shareholders meeting at which the vote to approve the share issuance was taken.

Termination by QLT

      QLT, by action of the QLT board of directors, may terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after adoption of the merger agreement and approval of the merger by Atrix stockholders or the approval of the share issuance by QLT shareholders:

•	if (a) the Atrix board of directors withdraws or adversely modifies its recommendation (or resolves to do so) of the merger agreement and the merger, or (b) the Atrix board of directors approves or recommends (or resolves to do so) to the Atrix shareholders an acquisition proposal other than the merger; or

•	if there has been a breach by Atrix of any representation, warranty, covenant or agreement contained in the merger agreement which (a) would result in a failure of a closing condition relating to the accuracy of the representations and warranties of Atrix or the performance by Atrix of its obligations under the merger agreement, and (b) cannot be cured prior to December 15, 2004 (as that date may be extended). However, QLT is required to give Atrix written notice, delivered at least twenty days prior to such termination, stating QLT’s intention to terminate the merger agreement and the basis for the termination.

Termination by Atrix

      Atrix, by action of the Atrix board of directors, may terminate the merger agreement and abandon the merger at any time prior to completion of the merger, whether before or after adoption of the merger agreement and approval of the merger by Atrix stockholders or the approval of the share issuance by QLT shareholders:

•	if the QLT board of directors withdraws or adversely modifies its recommendation (or resolves to do so) of the share issuance; or

•	if there has been a breach by QLT of any representation, warranty, covenant or agreement contained in the merger agreement which (a) would result in a failure of a closing condition relating to the accuracy of the representations and warranties of QLT or the performance by QLT of its obligations under the merger agreement, and (b) cannot be cured prior to December 15, 2004 (as that date may be extended). However, Atrix is required to give QLT written notice, delivered at least twenty days prior to such termination, stating the intention of Atrix to terminate the merger agreement and the basis for the termination.

Termination Fee

      Atrix has agreed to pay QLT a termination fee of $25 million if:

•	the merger agreement is terminated by QLT after the Atrix board of directors either (a) withdraws or adversely modifies its recommendation (or resolves to do so) of the merger agreement and the merger, or (b) approves or recommends (or resolves to do so) to the Atrix stockholders an acquisition proposal other than the merger;

•	the merger agreement is terminated by either party after Atrix stockholders fail to adopt the merger agreement and approve the merger at the Atrix special meeting and, prior to the Atrix special meeting, the Atrix board of directors withdrew or adversely modified its recommendation of the merger agreement and the merger; or

•	the merger agreement is terminated under the following circumstances:

(1) where:

-	either party has terminated as a result of the merger having failed to occur prior to December 15, 2004 (as that date may be extended), Atrix has failed to hold its special meeting at least 5 business days before such date, no restrictions under applicable law imposed by a governmental entity or arising from any act or omission of QLT prohibited or materially impeded or delayed Atrix from holding its special meeting at least 5 business days before such date and QLT has called its meeting for a date at least 5 business days before such date;

-	QLT has terminated as a result of a breach by Atrix of any of its covenants or agreements contained in the merger agreement which would result in a failure of a closing condition relating to the performance by Atrix of its obligations under the merger agreement, which cannot be cured prior to December 15, 2004 (as that date may be extended); or

-	either party has terminated because Atrix’s stockholders fail to adopt the merger agreement and approve the merger at a duly convened stockholders meeting at which the vote to adopt the merger agreement and approve the merger was taken; and

(2) between June 14, 2004 and the time of the termination (or, in the case of termination following failure of Atrix’s stockholders to adopt the merger agreement and approve the merger, the time of the special meeting or any adjournment or postponement of it) an acquisition proposal relating to Atrix has been publicly announced; and

(3) Atrix completes an acquisition proposal or enters into a definitive agreement relating to one, in either case, within a year following the termination of the merger agreement.

Expenses and Related Matters Relating to Termination

      If the merger agreement is terminated by either QLT or Atrix because of an uncurable breach by the other party of any of its representations, warranties, covenants or agreements contained in the merger agreement, the breaching party will reimburse the other party’s reasonable out-of-pocket expenses up to an amount equal to $2 million. If the merger agreement is terminated under circumstances in which a termination fee is due, as described above, Atrix shall reimburse QLT’s out-of-pocket expenses up to an amount equal to $2 million.

      In the event Atrix publicly announces that its board of directors has changed its recommendation of the merger agreement and the merger to its stockholders and Atrix requests in writing that QLT terminate the merger agreement, and QLT does not terminate the merger agreement within seven days following Atrix’s request, QLT will pay Atrix $2 million and Atrix will remain required to call, give notice of, convene and hold a meeting of the stockholders to consider and vote upon the merger agreement.

Amendment; Waiver

      The merger agreement may be amended in writing by Atrix and QLT by action of the Atrix board of directors and the QLT board of directors at any time prior to the effective time of the merger. However, after adoption of the merger agreement and approval of the merger by Atrix stockholders, no amendment may be made without further approval of the Atrix stockholders which, by law or in accordance with NASDAQ rules, requires further approval by Atrix stockholders. Similarly, after approval of the share issuance by QLT shareholders, no amendment may be made without further approval of the QLT shareholders which, by law or in accordance with NASDAQ rules or the rules of the Toronto Stock Exchange, requires further approval by QLT shareholders.

      At any time prior to the effective time of the merger, QLT or Atrix may, in writing:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

      However, after adoption of the merger agreement and approval of the merger by Atrix stockholders, no extension or waiver may be made without further stockholder approval which, by law or in accordance with the rules of NASDAQ, requires further approval by such stockholders. Similarly, after approval of the share issuance by the QLT shareholders, no extension or waiver may be made without further shareholder approval which, by law or in accordance with the rules of NASDAQ or the Toronto Stock Exchange, requires further approval by QLT shareholders. All extensions and waivers must be in writing and signed by the party against whom the extension or waiver is to be effective.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

PRO FORMA FINANCIAL DATA

QLT and Atrix Unaudited Pro Forma Condensed Consolidated Financial Statements

      The following unaudited pro forma condensed consolidated financial statements for QLT have been prepared to illustrate the acquisition of Atrix in a transaction to be accounted for as a purchase, with QLT treated as the acquirer. The unaudited pro forma condensed consolidated balance sheet combines the historical unaudited consolidated balance sheets of QLT and Atrix as of June 30, 2004 prepared in accordance with U.S. GAAP, giving effect to the acquisition as if it occurred on June 30, 2004. The unaudited pro forma condensed consolidated statements of operations combine the historical consolidated statements of operations of QLT and Atrix for the year ended December 31, 2003 and the six months ended June 30, 2004 prepared in accordance with U.S. GAAP, giving effect to the acquisition as if it occurred on January 1, 2003, reflecting only pro forma adjustments expected to have a continuing impact on the combined results.

      These unaudited pro forma condensed consolidated financial statements are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed dates or for the periods presented, or which may be realized in the future. To produce the pro forma financial information, QLT allocated the purchase price using its best estimates of fair value. These estimates are based on the most recently available information. To the extent there are significant changes to Atrix’s business, including results from ongoing clinical trials, the assumptions and estimates herein could change significantly. Accordingly, the purchase accounting adjustments reflected in unaudited pro forma condensed consolidated financial statements included herein are preliminary and subject to change. The pro forma financial information does not reflect any potential operating efficiencies. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements, including the related notes, of QLT and Atrix covering these periods, incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” on page 148 for more information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2004

						QLT
	Historical	Historical	Pro Forma			Pro Forma
	QLT	Atrix	Adjustments	Note (3)		Consolidated

	(Amounts in thousands, except per share amounts)
Assets
Current assets
Cash and cash equivalents	$204,940	$25,804	$18,000	(R	)	$
			(248,744)	(A	)	—
Short-term investment securities	319,290	81,002	704	(M	)
			(88,835)	(A	)	312,161
Accounts receivable	42,776	14,325	—			57,101
Interest receivable	—	704	(704)	(M	)	—
Inventories	23,418	11,826	482	(F	)	35,726
Deferred income tax assets	10,871	—	—			10,871
Other	13,258	1,880	—			15,138

	614,553	135,541	(319,097)			430,997
Intangibles and other assets, net	—	3,039	(2,854)	(G	)
			132,000	(B	)	132,185
Property and equipment	47,315	22,048	—			69,363
Goodwill	—	379	399,843	(B	)	400,222
Other long-term assets	6,430	—	(1,379)	(S	)	5,051

	$668,298	$161,007	$208,513			$1,037,818

Liabilities
Current liabilities
Accounts payable	$6,135	$4,474	$—			$10,609
Income taxes payable	1,742	—	—			1,742
Other accrued liabilities	9,503	1,181	13,200	(D	)
			(1,379)	(S	)
			2,700	(U	)	25,205
Current portion of deferred revenue	4,515	11,078	(11,078)	(P	)	4,515

	21,895	16,733	3,443			42,071
Deferred income tax liabilities	—	—	50,160	(O	)	50,160
Deferred revenue and other	—	30,880	(28,180)	(P	)
			(2,700)	(U	)	—
Long-term debt	172,500	—	—			172,500

	194,395	47,613	22,723			264,731

Shareholders’ equity
Common shares	409,296	22	(22)	(E	)
			452,184	(A	)	861,480
Treasury stock	—	(13,616)	13,616	(E	)	—
Additional paid in capital		279,168	(279,168)	(E	)
			80,000	(A	)	80,000
Retained earnings (deficit)	30,622	(150,914)	150,914	(E	)
			(233,000)	(C	)	(202,378)
Accumulated other comprehensive income	33,985	(1,266)	1,266	(E	)	33,985

	473,903	113,394	185,790			773,087

	$668,298	$161,007	$208,513			$1,037,818

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements,

which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004

						QLT
	Historical	Historical	Pro Forma			Pro Forma
	QLT	Atrix	Adjustments	Note (3)		Consolidated

	(Amounts in thousands, except per share amounts)
Revenues
Revenue from Visudyne®	$83,655	$—	$—			$83,655
Net sales and royalties	—	20,057	—			20,057
Contract research and development	2,055	9,798	—			11,853
Licensing, marketing rights and milestones	—	4,237	(3,705)	(J	)	532

	85,710	34,092	(3,705)			116,097

Costs and expenses
Cost of sales (Visudyne®, net sales and royalties)	14,372	9,797	—			24,169
Research and development	20,667	16,624	(1,445)	(M	)	35,847
Selling, general and administrative	8,388	5,781	245	(G	)
			(161)	(M	)
			(1,300)	(T	)	12,954
Depreciation and amortization	1,725	—	4,039	(H	)
			1,605	(M	)	7,369

	45,152	32,202	2,984			80,338

Investment and other income
Net foreign exchange gains	614	348	—			962
Interest income	4,750	1,305	(3,030)	(L	)	3,025
Interest expense	(3,076)	—	—			(3,076)
Gain on marketable securities and investments	—	524	—			524
Other gains (losses)	—	(41)	—			(41)

	2,288	2,136	(3,030)			1,394

Income before income taxes	42,846	4,026	(9,719)			37,153
Provision for income taxes	(14,533)	—	2,614	(N	)	(11,919)

Income from continuing operations	28,313	4,026	(7,105)			25,234
Accretion of dividends and beneficial conversion feature charge on preferred stock	—	(731)	731	(K	)	—
Allocation of undistributed earnings to participating preferred stock	—	(162)	162	(K	)	—

Income from continuing operations applicable to common shares	$28,313	$3,133	$(6,212)	(Q	)	$25,234

Basic net income per common share
Income from continuing operations	$0.41	$0.19				$0.27
Accretion of dividends and beneficial conversion feature charge on preferred stock and allocation of undistributed earnings to participating preferred stock	—	(0.04)				—

Income from continuing operations applicable to common shares	$0.41	$0.15				$0.27

Diluted net income per common share
Income from continuing operations	$0.40	$0.18				$0.24
Accretion of dividends and beneficial conversion feature charge on preferred stock and allocation of undistributed earnings to participating preferred stock	—	(0.04)				—

Income from continuing operations applicable to common shares	$0.40	$0.14				$0.24

Weighted average number of common shares outstanding
Basic	69,425	20,880	(20,880)	(I	)	92,531
			23,106	(I	)
Diluted	79,794	22,117	(22,117)	(I	)	105,109
			25,315	(I	)

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements,

which are an integral part of these statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2003

						QLT
	Historical	Historical	Pro Forma			Pro Forma
	QLT	Atrix	Adjustments	Note (3)		Consolidated

	(Amounts in thousands, except per share amounts)
Revenues
Revenue from Visudyne®	$142,125	$—	$—			$142,125
Net sales and royalties	—	18,790	—			18,790
Contract research and development	4,625	22,135	—			26,760
Licensing, marketing rights and milestones	—	8,622	(7,923)	(J	)	699

	146,750	49,547	(7,923)			188,374

Costs and expenses
Cost of sales (Visudyne®, net sales and royalties)	24,328	7,666	—			31,994
Research and development	44,905	36,278	150	(M	)
			(3,680)	(M	)	77,653
Research and development — license fees	—	150	(150)	(M	)	—
Selling, general and administrative	16,820	10,442	602	(G	)	27,864
Depreciation and amortization	3,141	—	7,922	(H	)
			3,680	(M	)	14,743
Restructuring charge (recovery)	(394)	—	—			(394)

	88,800	54,536	8,524			151,860

Investment and other income
Equity in loss of joint venture	—	(83)	—			(83)
Net foreign exchange gains	3,345	—	—			3,345
Interest income	8,581	2,877	(6,718)	(L	)	4,740
Interest expense	(2,359)	—	—			(2,359)
(Write-down) gain on marketable securities and investments	(560)	567	—			7
Other gains (losses)	1,813	(88)	—			1,725

	10,820	3,273	(6,718)			7,375

Income before income taxes	68,770	(1,716)	(23,165)			43,889
Provision for income taxes	(23,953)	—	5,538	(N	)	(18,415)

Net income	44,817	(1,716)	(17,627)			25,474
Accretion of dividends and beneficial conversion feature charge on preferred stock	—	(1,179)	1,179	(K	)	—

Net income applicable to common shares	$44,817	$(2,895)	$(16,448)	(Q	)	$25,474

Basic net income per common share
Net income	$0.65	$(0.08)				0.28
Accretion of dividends and beneficial conversion feature charge on preferred stock	—	(0.06)				—

Net income applicable to common shares	$0.65	$(0.14)				$0.28

Diluted net income per common share
Net income	$0.65	$(0.08)				$0.27
Accretion of dividends and beneficial conversion feature charge on preferred stock	—	(0.06)				—

Net income applicable to common shares	$0.65	$(0.14)				$0.27

Weighted average number of common shares outstanding
Basic	68,733	20,102	(20,102)	(I	)
			23,106	(I	)	91,839
Diluted	68,972	20,102	(20,102)	(I	)
			25,315	(I	)	94,287

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements,

which are an integral part of these statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1.     Description of Transaction and Basis of Presentation

      On June 14, 2004, QLT entered into an Agreement and Plan of Merger by and among QLT, Aspen Acquisition Corp. and Atrix (the “Merger Agreement”) under which QLT will acquire Atrix in a transaction to be accounted for as a purchase under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Atrix will be recorded as of the acquisition date, at their fair values and added to those of QLT. The reported financial condition and results of operations of QLT after completion of the acquisition will reflect these values. The transaction is expected to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Under the terms of the merger agreement, each share of Atrix common stock outstanding at the closing of the merger will be exchanged for 1.0 QLT common share, and $14.61 in cash. In addition, each option to purchase Atrix common stock that is outstanding on the closing date will be assumed by QLT and will therefore constitute an option to acquire the number of QLT common shares determined by the sum of 1.0 and the quotient obtained by dividing $14.61 by the volume weighted average price of QLT common shares on the NASDAQ National Market for the five most recent trading dates ending on the full trading day immediately prior to completion of the merger (such sum, the “Option Exchange Ratio”), rounded down to the nearest whole number, with an exercise price determined by dividing the exercise price of the assumed Atrix option by the Option Exchange Ratio, rounded up to the nearest cent. Each of these options will be subject to the same terms and conditions that were in effect for the related Atrix options, except that, in general, options held by Atrix employees, consultants or board members immediately before the merger will vest at that time, and certain nonqualified stock options will be amended immediately following the merger so that if the holder is terminated within twelve months after the merger, they are exercisable for a year (or, if earlier until expiration of the options). The acquisition is subject to customary closing conditions, including regulatory approvals, as well as approval by QLT and Atrix shareholders.

2.     Purchase Price

      A preliminary estimate of the purchase price is as follows (table in thousands):

Cash	$337,579
Fair value of QLT shares issued	452,184
Estimated fair value of QLT stock options exchanged for Atrix stock options	80,000
Estimated remaining transaction costs to be incurred by QLT	13,200

Preliminary estimated purchase price	$882,963

      The unaudited pro forma condensed consolidated financial statements provide for the issuance of approximately 23.1 million QLT common shares, based upon an assumed exchange ratio of 1.0 QLT common share for each outstanding share of Atrix common stock as of August 24, 2004 and assuming prior to the acquisition the exercise of a warrant by the issuance of 1,000,000 common shares of Atrix for gross proceeds of $18 million. Based on the total number of Atrix stock options outstanding at August 24, 2004, QLT will assume stock options of Atrix entitling the holders to purchase approximately 5.8 million QLT common shares. The fair value of the QLT common shares used in determining the purchase price was $19.57 per share based on the average of the closing price of QLT common shares for the period two business days before through two business days after June 14, 2004. The fair value of the QLT stock options exchanged for Atrix stock options was determined using the Black-Scholes option pricing model with the following assumptions: stock price of $19.57, which is the value ascribed to the QLT shares in determining the purchase price; volatility of 65%; risk-free interest rate of 3.16%; and an expected life of 4.0 years. If the volatility assumption is increased by 5%, the purchase price and goodwill increase by $1.2 million, and a 5% decrease in volatility results in a decrease in purchase price and goodwill of

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

$1.8 million. In accordance with the merger agreement, Atrix is required to take all actions necessary prior to the closing of the acquisition to provide that all Atrix stock options shall be 100% vested and exercisable. Atrix will record the required pre-acquisition stock-based compensation charge related to the acceleration of vesting in its pre-acquisition financial statements.

      The preliminary estimated purchase price has been allocated to the acquired tangible and intangible assets and liabilities based on their estimated fair values as of June 30, 2004 (table in thousands):

Cash and cash equivalents	$43,804
Short-term investment securities	81,706
Accounts receivable	14,325
Inventories	12,308
Other assets	1,880
Intangibles and other assets, net	185
In-process research and development	233,000
Acquired identifiable intangible assets	132,000
Property and equipment	22,048
Goodwill	400,222
Accounts payable	(4,474)
Other accrued liabilities	(3,881)
Deferred income tax liabilities	(50,160)

Total preliminary estimated purchase price	$882,963

      The allocation of the purchase price is preliminary. The final determination of the purchase price allocation will be based on the fair value of assets acquired, including the fair values of in-process research and development, other identifiable intangibles and the fair values of liabilities assumed as of the date that the acquisition is consummated. The excess of the purchase price over the fair value of identifiable assets and liabilities acquired is allocated to goodwill. The purchase price allocation will remain preliminary until QLT completes a third-party valuation of significant identifiable intangible assets acquired (including in-process research and development) and determines the fair values of other identifiable assets and liabilities acquired. The final determination of the purchase price allocation is expected to be completed as soon as practicable after consummation of the acquisition. The final amounts allocated to assets and liabilities acquired could differ significantly from the amounts presented in the unaudited pro forma condensed consolidated financial statements.

      The amount allocated to acquired intangible assets has been attributed to the following categories (table in thousands):

Trademarks	$8,000
Core technology	124,000

$132,000

      The estimated fair value of trademarks, which relate to the Eligard trademark, was determined based on a discounted forecast of the estimated net future cash flows to be generated from the trademark. The estimated fair value attributed to the trademark will be amortized on a straight-line basis over 17 years which is the estimated period over which cash flows will be generated from the trademark.

      The estimated fair value attributed to core technology, which relates to Atrix existing FDA-approved products comprised of Eligard (1 month, 3 month and 4 month formulation), certain dermatology

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

products and dental products was determined based on a discounted forecast of the estimated net future cash flows to be generated from the technology. The estimated fair value attributed to core technology will be amortized on a straight-line basis over 15 to 16 years which is the estimated period over which cash flows will be generated from the technology.

      The amount allocated to in-process research and development represents an estimate of the fair value of purchased in-process technology for research projects that, as of the expected closing date of the merger, will not have reached technological feasibility and have no alternative future use. Only those research projects that had advanced to a stage of development where management believed reasonable net future cash flow forecasts could be prepared and a reasonable likelihood of technical success existed were included in the estimated fair value. Accordingly, the in-process research and development primarily represents the estimated fair value of advanced formulations of Eligard for prostate cancer, Atrisone for acne, Octreotide for severe diarrhea associated with carcinoid tumors, CP-533 for bone growth, and generic dermatology products. The estimated fair value of the in-process research and development was determined based on a discounted forecast of the estimated net future cash flows for each research project, adjusted for the probability of technical success and FDA approval for each research project. In-process research and development will be expensed immediately following consummation of the merger and has been reflected in the deficit on the pro forma condensed consolidated balance sheet at June 30, 2004.

3.     Pro Forma Adjustments

(A) To record the value of the QLT common shares, stock options and cash issued in the acquisition and assuming the conversion of $88.8 million of short-term investments into cash.

(B) To record the estimated fair value of acquired identifiable intangible assets and goodwill arising from the acquisition.

(C) To write-off the estimated fair value of in-process research and development acquired in the merger. Because this expense is directly attributable to the acquisition and will not have a continuing impact, it is not reflected in the pro forma condensed consolidated statement of operations for the year ended December 31, 2003 and the six months ended June 30, 2004. However, this item will be recorded as an expense immediately following consummation of the acquisition and has been reflected in the deficit on the pro forma condensed consolidated balance sheet at June 30, 2004.

(D) To record the estimated remaining transaction costs of $13.2 million. During the quarter ended June 30, 2004, Atrix incurred and expensed $1.3 million of transaction costs (See (T)).

(E) To eliminate Atrix’s stockholders’ equity accounts.

(F) To record the estimated step-up of Atrix inventory from book value to fair value. The fair value step-up of inventory will result in a $0.5 million decrease in gross margin as the inventory is sold, following consummation of the acquisition. This impact has not been reflected in the pro forma condensed consolidated statements of operations because it is a non-recurring charge that will be reflected in operations in the 12-month period following the completion of the acquisition.

(G) To eliminate amounts related to the capitalization of Atrix patent costs to conform Atrix’s accounting policy to QLT’s accounting policy where patent filing costs are expensed as incurred.

(H) To reflect the amortization of acquired identifiable intangible assets.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

					Increase in
				Increase in	Amortization for
		Preliminary		Amortization for	the Six Months
	Historical	Estimated		the Year Ended	Ended June 30,
	Amount, Net	Fair Value	Increase	December 31, 2003	2004

Trademarks	$246	$8,000	$7,754	$414	$202
Patents & Core Technology	2,608	124,000	121,392	7,508	3,836

	$2,854	$132,000	$129,146	$7,922	$4,039

(I) Pro forma basic and diluted income per common share amounts for the year ended December 31, 2003 and the six month period ended June 30, 2004 are based upon the historical weighted average number of QLT common shares outstanding, adjusted to reflect the issuance as of January 1, 2003 of approximately 23.1 million QLT common shares. The dilutive impact of Atrix stock options assumed of approximately 2.2 million QLT common shares is included in diluted income per common share under the treasury stock method.

      The following table sets out the computation of basic and diluted common shares outstanding:

	For the Six Months	For the Year Ended
	Ended June 30, 2004	December 31, 2003

QLT Inc. weighted average common shares outstanding	69,425	68,733
Plus:
Issuance of QLT Inc. common shares	23,106	23,106

Pro forma weighted average common shares outstanding	92,531	91,839

QLT Inc. diluted weighted average common shares outstanding	79,794	68,972
Plus:
Issuance of QLT common shares	23,106	23,106
Effect of dilutive securities:
Stock options	2,209	2,209

Pro forma diluted weighted average common shares outstanding	105,109	94,287

(J) To adjust revenue based on the preliminary estimated fair value of deferred revenue.

(K) To eliminate the accretion of dividends, beneficial conversion feature charge and allocation of undistributed earnings on preferred stock due to the assumed conversion of the preferred stock to common stock immediately prior to the effective time of the acquisition.

(L) To eliminate the interest income on $338 million cash paid for the purchase of Atrix, assuming an interest rate of 2.0% for the year ended December 31, 2003, and 1.8% for the six months ended June 30, 2004.

(M) Certain Atrix amounts have been reclassified to conform with QLT presentation.

(N) To reflect the tax effect of the pro forma adjustments to operations, including amortization of acquired identifiable intangible assets, and interest income, using assumed applicable effective tax rates of 35% to 38%.

(O) To record the deferred tax liabilities resulting from book-tax basis differences attributable to the identifiable intangible assets.

(P) To adjust Atrix deferred revenue to it’s estimated fair value.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS — (Continued)

(Q) The pro forma statement of operations is calculated without reference to extraordinary items, which for QLT was $10.4 million during the six months ended June 30, 2004 (December 31, 2003 — Nil).

(R) To reflect the cash proceeds from the assumed exercise of a warrant prior to the effective time of the acquisition.

(S) To eliminate the legal and consulting expenses associated with the acquisition which have been accrued and capitalized by QLT but are considered part of the purchase price paid.

(T) To eliminate the non-recurring legal, financial and investment banking expenses associated with the merger transaction, which have been expensed by Atrix.

(U) To reclassify other remaining obligations to current liabilities consistent with QLT’s anticipated repayment.

4.     Income Taxes

      No tax benefit has been assigned to Atrix’s preacquisition net deferred tax assets based on management’s belief that it is currently more likely than not, that such benefits will not be realized.

5.     Contingencies

      QLT has identified the preacquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability, or impairment could be reasonably estimated. Prior to the end of the purchase price allocation period, if additional information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

6.     Forward Looking Statements

      The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “estimate”, “estimated” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither QLT or Atrix undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements” on page 44.

DESCRIPTION OF QLT SHARE STRUCTURE

      QLT’s authorized share structure consists of 500,000,000 common shares, without par value, and 5,000,000 first preference shares, without par value, issuable in series, of which 500,000 are designated the Series “A” first preference shares, 500,000 are designated the Series “B” first preference shares, 500,000 are designated the Series “C” 8% first preference shares and 500,000 are designated the Series “D” first preference shares. As of September 30, 2004, 69,599,190 common shares and no first preference shares were issued and outstanding.

Common Shares

      The holders of QLT common shares are entitled to vote on all matters to be voted on by QLT shareholders and are entitled to receive such dividends as may be declared by the QLT board of directors out of funds legally available therefor. The QLT common shares rank junior to the rights of the holders of all outstanding first preference shares as to payment of dividends and as to repayment of capital in the event of QLT’s liquidation, dissolution or winding up, whether voluntary or involuntary, or any other distribution of QLT’s assets among QLT shareholders for the purpose of winding up QLT’s affairs. Each QLT common share is equal to every other QLT common share and all QLT common shares participate equally on liquidation or distribution of assets. Holders of QLT common shares have no right to cumulate votes in the election of QLT directors. There are no preemptive, redemption, purchase or conversion rights attaching to the QLT common shares.

First Preference Shares

      The first preference shares are issuable in series with such dividend rates, redemption and conversion features and other attributes as may be determined by the QLT board of directors and without further action by QLT shareholders. The first preference shares of all series have preference over QLT common shares and any other shares ranking junior to the first preference shares with respect to payment of dividends and distribution of QLT assets on liquidation, dissolution or winding-up.

Exchange Controls and Other Limitations Affecting Holders of QLT Common Shares

      Limitations on the ability to acquire and hold QLT common shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition to review any acquisition of a significant interest in QLT. This legislation grants the Commissioner jurisdiction, for up to three years, to challenge this type of acquisition before the Competition Tribunal if the Commissioner believes that it would, or would be likely to, result in a substantial lessening or prevention of competition in any market in Canada.

      This legislation also requires any person who intends to acquire QLT common shares to file a notification with the Competition Bureau if certain financial thresholds are exceeded, and that person would hold more than 20% of the QLT common shares. If a person already owns 20% or more of the QLT common shares, a notification must be filed when the acquisition would bring that person’s holdings over 50%. Where a notification is required, the legislation prohibits completion of the acquisition until the expiration of a statutory waiting period, unless the Commissioner provides written notice that he does not intend to challenge the acquisition.

      There is no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends or other payments by QLT to non-resident holders of QLT common shares, other than withholding tax requirements.

      There is no limitation imposed by Canadian law or QLT’s constating documents on the right of non-residents to hold or vote QLT common shares, other than those imposed by the Investment Canada Act (Canada), which we refer to as the “Investment Act.”

      The Investment Act requires each individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”) who commences a new business activity in Canada or acquires control of an existing Canadian business, where the establishment or acquisition of control is not a reviewable transaction, to file a notification with Industry Canada. The Investment Act generally prohibits the implementation of a reviewable transaction by a non-Canadian unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in QLT common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire control of QLT and the value of the assets of QLT is CDN$5 million or more. The Investment Act provides for special review thresholds for World Trade Organization (“WTO”) member country investors, including United States investors. Under the Investment Act, an investment in QLT common shares by a non-Canadian who is a “WTO investor” (as defined in the Investment Act) would be reviewable only if it were an investment to acquire control of QLT and the value of the assets of QLT was equal to or greater than a specified amount, which increases in stages. The specified amount is CDN$237 million in 2004. This amount is subject to an annual adjustment on the basis of a prescribed formula in the Investment Act to reflect inflation and real growth within Canada.

      The acquisition of a majority of the voting interests of an entity or of a majority of the undivided ownership interests in the voting shares of an entity that is a corporation is deemed to be acquisition of control of that entity. The acquisition of less than a majority but one-third or more of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is presumed to be acquisition of control of that corporation unless it can be established that, on the acquisition, the corporation is not controlled in fact by the acquiror through the ownership of voting shares. The acquisition of less than one-third of the voting shares of a corporation or of an equivalent undivided ownership interest in the voting shares of the corporation is deemed not to be acquisition of control of that corporation. Certain transactions in relation to QLT common shares would be exempt from review from the Investment Act, including:

•	acquisition of QLT common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

•	acquisition or control of QLT in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

•	acquisition or control of QLT by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in the fact of QLT, through the ownership of voting interests, remains unchanged.

Shareholder Rights Plan

      Effective March 17, 2002, QLT adopted a shareholder rights plan, which was then amended and restated effective April 8, 2002, and approved, as amended, by QLT shareholders on April 25, 2002. The shareholder rights plan will remain in effect, unless earlier terminated pursuant to its terms, until the 2005 annual meeting of QLT shareholders, and if reconfirmed at the 2005 annual meeting, the shareholder rights plan will remain in effect until the 2008 annual meeting of QLT shareholders. Under the shareholder rights plan, holders of QLT common shares are entitled to one share purchase right for each QLT common share held. Generally, if any person or group makes a take-over bid, other than a bid permitted under the shareholder rights plan or acquires beneficial ownership of 20% or more of QLT’s outstanding common shares without complying with the shareholder rights plan, the shareholder rights plan will entitle holders of the share purchase rights (other than the acquiror) to purchase, in effect, QLT common shares at 50% of the prevailing market price. A take-over bid for QLT can avoid the dilutive effects of the share purchase rights, and therefore become a permitted bid, if it complies with provisions of the shareholder rights plan or the QLT board of directors has waived the application of the plan to that take-over bid. The QLT board of directors may, subject to prior consent of holders of QLT’s voting shares, also waive the application of the shareholder rights plan to an acquisition of QLT common shares otherwise than pursuant to a take-over bid.

Transfer Agent and Registrar

      The Canadian transfer agent and registrar of QLT common shares is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia. The U.S. transfer agent and registrar for QLT common shares is Computershare Trust Company, Inc. at its offices in Golden, Colorado and New York, New York.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF QLT

      The following table sets forth certain information regarding the beneficial ownership of QLT common shares as of September 30, 2004 by: (1) each of QLT’s directors; (2) each of QLT’s named executive officers; (3) each person known by QLT to be the beneficial owner of more than 5% of its outstanding common shares; and (4) all of QLT’s directors and executive officers as a group. The table also includes information regarding QLT shareholders who, as of September 30, 2004, beneficially own, directly or indirectly, or control or direct more than 10% of QLT’s outstanding common shares. This information is based on reports filed with the SEC, the British Columbia Securities Commission, or was furnished directly to QLT by the respective beneficial owners (or their nominees), directors and officers. Except for QLT’s directors and executive officers, this information does not reflect shareholders of QLT who may own more than 5% of the outstanding common shares of QLT but who have not publicly filed a report disclosing that ownership. As of September 30, 2004, QLT had 69,599,190 common shares outstanding.

Name and Address of Beneficial Owner	Number of Shares*	Percent of Class*

Fidelity Management	9,193,375	13.21%
82 Devonshire Street
Boston, MA 02109(1)
Guardian Capital Inc.	6,656,975	9.56%
Commerce Court West, Suite 3100
P.O. Box 201, Toronto, ON M5L 1E8(2)
Azab, Mohammad(3)	130,972	*
Clarke, C. Boyd(4)	9,334	*
Crossgrove, Peter A.(5)	8,917	*
Curaudeau, Alain H.(6)	92,192	*
Doty, Michael J.(7)	110,377	*
Hastings, Paul J.(8)	635,268	*
Henriksen, Ronald D.(9)	12,917	*
Levy, Julia G.(10)	627,615	*
Mendelson, Alan C.(11)	24,417	*
Newell, William J.(12)	184,445	*
Scott, E. Duff(13)	38,583	*
Wood, L. Jack(14)	30,417	*
All directors and executive officers as a group (17 persons) (15)	2,118,693	2.98%

*	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and generally includes voting or investment power with respect to securities. QLT common shares subject to options and warrants which are currently exercisable, or will become exercisable within 60 days of September 30, 2004 are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to the community property laws where applicable, to QLT’s knowledge the persons named in the table above have sole voting and investment power with respect to all QLT common shares shown as beneficially owned by them. Unless otherwise indicated, the address for each person is 887 Great Northern Way, Vancouver, British Columbia V5T 4T5.

(1)	This information is based on a Canada Early Warning Report dated July 14, 2004.

(2)	This information is based on a Schedule 13G/ A filed by Guardian Capital with the SEC on February 13, 2004. This information does not reflect any changes to the ownership of Guardian Capital that may have occurred since December 31, 2003.

(3)	Includes options to purchase 130,772 common shares.

(4)	Includes options to purchase 6,334 common shares.

(5)	Includes options to purchase 6,917 common shares.

(6)	Includes options to purchase 92,192 common shares.

(7)	Includes options to purchase 109,377 common shares.

(8)	Includes options to purchase 626,668 common shares.

(9)	Includes options to purchase 6,917 common shares.

(10)	Includes options to purchase 178,135 common shares.

(11)	Includes options to purchase 22,417 common shares. Mr. Mendelson is a senior partner of the law firm Latham & Watkins LLP, which firm is advising QLT with regard to the merger.

(12)	Includes options to purchase 184,445 common shares.

(13)	Includes options to purchase 8,583 common shares.

(14)	Includes options to purchase 26,917 common shares.

(15)	Includes options to purchase 1,594,313 common shares.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF ATRIX

      The following table sets forth the shares of Atrix’s common stock beneficially owned by (1) each of Atrix’s directors, (2) Atrix’s CEO and the four other most highly compensated executive officers, (3) all of Atrix’s directors and executive officers as a group and (4) all persons known by Atrix to beneficially own 5% or more of Atrix’s outstanding stock. Atrix has determined the beneficial ownership shown on this table in accordance with the rules of the SEC. Under those rules, shares are considered beneficially owned if held by the person indicated, or if such person, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares the power to vote, to direct the voting of and/or to dispose of or to direct the disposition of such security. Except as otherwise indicated in the accompanying footnotes, beneficial ownership is shown as of September 30, 2004.

	Shares Beneficially
Name of Beneficial Owner	Owned(1)	Percent of Class(2)

Mr. Nicolas Bazan	42,080	*
Mr. David R. Bethune	663,644	3.04%
Mr. H. Stuart Campbell(3)	91,022	*
Dr. D. Walter Cohen	53,546	*
Mr. Michael R. Duncan	72,847	*
Dr. J. Steven Garrett	88,800	*
Mr. Gregory Gould	127	*
Ms. Cheri Jones	7,550	*
Mr. C. Rodney O’Connor	127,963	*
Mr. Richard R. Vietor	8,781	*
Dr. George J. Vuturo	59,276	*
Dr. Stephen L. Warren	39,666	*
All directors and executive officers as a group (13 persons)	1,255,302	5.63%
CIGNA Corporation(4)	1,021,908	4.79%
Elan International Services, Ltd.(5)	1,442,478	6.76%

*	Represents beneficial ownership of less than 1%

(1)	The foregoing share amounts include the following number of shares which may be acquired pursuant to stock options exercisable within 60 days of September 30, 2004: Dr. Bazan, 38,563 shares, Mr. Bethune, 517,167 shares, Mr. Campbell, 54,963 shares; Dr. Cohen, 29,963 shares; Mr. Duncan, 72,132 shares, Dr. Garrett, 85,132 shares, Mr. Gould, 0 shares, Ms. Jones, 7,333 shares, Mr. O’Connor, 54,963 shares, Mr. Vietor 8,333 shares, Dr. Vuturo, 32,463 shares, Dr. Warren, 39,666 shares and all executive officers and directors as a group, 940,678 shares.

(2)	Based on 21,345,009 shares of common stock outstanding at the close of business as of September 30, 2004. Shares issuable pursuant to options which are exercisable within 60 days of September 30, 2004 are deemed outstanding for computing the percentage of the person holding such options or shares, but are not deemed outstanding for computing the percentage of any other person.

(3)	Includes 657 shares held by Mr. Campbell’s wife, in which shares Mr. Campbell disclaims any beneficial interest.

(4)	Beneficial ownership is as of June 30, 2004, as reflected in a statement on Form 13F filed by CIGNA Corporation with the SEC on August 10, 2004. Based on information contained in the Form 13F, CIGNA Corporation has sole voting power with respect to 964,700 shares and no voting power with respect to 57,208 shares.

(5)	Information is based upon the Schedule 13D filed by Elan International Services, Ltd., on August 7, 2000. Elan International’s business address is 102 St. James Court, Flatts, Smiths Parish, FL 04, Bermuda. The shares beneficially owned include 1,000,000 shares of our common stock that may be acquired pursuant to the exercise of warrants.

COMPARISON OF RIGHTS OF ATRIX STOCKHOLDERS AND QLT SHAREHOLDERS

      As a result of the merger, Atrix stockholders will receive QLT common shares in exchange for their shares of Atrix common stock. QLT is a company existing under the Business Corporations Act (British Columbia), which we refer to as the “BCBCA,” and, accordingly, is governed by British Columbia law and the QLT notice of articles and articles. Atrix is incorporated under the Delaware General Corporations Law, which we refer to as the “DGCL,” and, accordingly, is governed by the DGCL and the Atrix certificate of incorporation and bylaws.

      Although the rights and privileges of shareholders of a British Columbia corporation are, in many instances, comparable to those of stockholders of a Delaware corporation, there are several differences. The following is a summary of the material differences in the rights of holders of QLT and Atrix shares. These differences arise from the differences between the BCBCA and the DGCL and between QLT’s notice of articles and articles and Atrix’s certificate of incorporation and bylaws. This summary is not intended to be complete and is qualified in its entirety by reference to the BCBCA, the DGCL and the governing corporate instruments of QLT and Atrix.

Authorized Capital Stock

  QLT

The authorized capital share structure of QLT is 500 million common shares, without par value, and five million first preference shares, without par value, issuable in series, of which 500,000 are designated as Series “A” first preference shares, 500,000 are designated as Series “B” first preference shares, 500,000 are designated as Series “C” 8% first preference shares and 500,000 are designated as Series “D” first preference shares.
  Atrix

The authorized capital stock of Atrix is 45,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Of the preferred stock, 200,000 shares have been designated Series A Preferred Stock, and 20,000 shares have been designated Series A Convertible Exchangeable Preferred Stock.

Dividends

  QLT

Dividends may be declared at the discretion of the QLT board of directors, subject to the rights, privileges, restrictions and conditions attaching to the first preference shares and any other class of shares of QLT. Dividends may be paid in cash, assets of QLT, shares, bonds, debentures or other debt obligations of QLT, or in any one or more of those ways.
  Atrix

     Atrix’s bylaws provide that, subject to the certificate of incorporation and pursuant to the DGCL, the board may declare dividends. Dividends may be paid in cash, in property or in shares of capital stock, subject to the certificate of incorporation and the DGCL. If dividends are declared by the Atrix board of directors, the Series A Convertible Exchangeable Preferred Stock is entitled to all dividends paid to the common stock plus a dividend equal to 7% per year of the original issue price per share of such stock, as adjusted, payable semi-annually. If dividends are declared by the Atrix board of directors, the Series A Preferred Stock is entitled to dividends payable quarterly equal to the greater of

• $0.01; or

• the cash dividend paid to the common stock during the same period, plus any non-cash dividend paid to the common stock during the same period, except dividends paid in shares of common stock.

Sources of Dividends

  QLT

Under the BCBCA, QLT may declare and pay dividends out of profits, capital or otherwise unless there are reasonable grounds for believing that QLT is, or would after such payment be, insolvent.
  Atrix

     Dividends may be paid by a Delaware corporation out of

• surplus; or

• in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except, dividends may not be paid out of net profits when the capital is diminished to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Size of the Board of Directors

  QLT

     The BCBCA provides that a public corporation must have at least three directors.

     QLT’s articles provide that the number of directors may be determined by the shareholders from time to time by ordinary resolution but shall never be less than three while QLT is a public company.

Under the BCBCA and QLT’s articles, the directors may appoint a person as a director either to fill a casual vacancy on the board of directors or as an addition to the board. The number of additional directors so appointed, however, cannot at any time exceed 1/3 of the number of directors elected or appointed at the last annual general meeting of shareholders. Any director so appointed shall hold office only until the commencement of the next annual general meeting, but shall be eligible for election at such meeting.
  Atrix

     The DGCL provides that a corporation’s board must consist of one or more members and that the number of directors shall be fixed by, or in the manner provided in, the corporation’s bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation.

     Atrix’s restated certificate of incorporation provides that the number of directors shall be specified in the bylaws, provided that the number shall be not less than three nor more than eleven.

     Atrix’s bylaws provide that the number of directors shall be at least three but not more than eleven, unless changed by amendment.

Atrix’s bylaws provide that there may be as many honorary directors as the stockholders or board elects. Honorary directors have no liability after they become honorary directors for actions of the board and are not required to attend any board meetings, but shall be notified of such board meetings. Honorary board members may attend board meetings and may receive fees and expenses for doing so, but may not vote on matters before such meetings.

Classification of the Board of Directors QLT Neither QLT’s articles nor the BCBCA provide for classes of directors.
  Atrix

     The DGCL provides that the directors of a corporation may be divided into one, two or three classes and that the classes may have staggered terms.

Atrix’s restated certificate of incorporation and bylaws provide that the Atrix board of directors is divided into three classes of as nearly equal size as possible, with each class serving for three-year terms and one class of directors up for election each year.

Cumulative Voting QLT Neither QLT’s articles nor the BCBCA provide for cumulative voting.
  Atrix

Atrix’s amended and restated certificate of incorporation provides that in the event Atrix becomes aware that any stockholder beneficially owns 30% or more of the outstanding stock with power to vote at elections of directors, then in any election of directors on or after becoming aware of such fact, election of directors will be by cumulative voting.

Removal and Retirement of Directors

  QLT

     Under the BCBCA, a director may be removed before the expiration of his or her term by a special resolution (see “Required Vote for Certain Transactions”) or, if the articles of the corporation permit, by a resolution of less than a special majority or other method.

     QLT’s articles provide that the shareholders may by special resolution remove any director and by ordinary resolution either appoint another person in his or her stead, or authorize the directors to do so.

QLT’s articles state that at each annual general meeting, all the directors shall retire (but
  Atrix

     The DGCL provides that any director may generally be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors except in the case of a corporation which has a classified board. In the case of a corporation having a classified board, shareholders may remove a director or directors only for cause unless the certificate of incorporation otherwise provides.

Atrix has a classified board and its amended and restated certificate of incorporation and bylaws provide for removal of directors only for cause. Atrix’s bylaws state that directors may be be eligible for re-election) and the shareholders shall subsequently elect a board of directors. If in any calendar year QLT does not hold an annual general meeting, the directors appointed at the last annual general meeting shall be deemed to have been elected or appointed as directors on the last day of which the meeting could have been held pursuant to the BCBCA and the directors so appointed or elected may hold office until other directors are appointed or elected or until the day on which the next annual general meeting is held.
removed for cause by the affirmative vote of 80% of the voting power of all then outstanding shares of stock entitled to vote at an election of directors.

Atrix’s amended and restated certificate of incorporation and bylaws provide that each director elected shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal.

Filling Vacancies on the Board of Directors

  QLT

Under the BCBCA and QLT’s articles, the directors may appoint a person as a director either to fill a casual vacancy on the board of directors or as an addition to the board. The number of additional directors so appointed, however, cannot at any time exceed 1/3 of the number of directors elected or appointed at the last annual general meeting of shareholders. Any director so appointed shall hold office only until the commencement of the next following annual general meeting, but shall be eligible for election at such meeting.
  Atrix

Atrix’s amended and restated certificate of incorporation provides that subject to rights of preferred stockholders to elect directors under specified circumstances, if any vacancy occurs on the board caused by the death, resignation, retirement, disqualification or removal from office of any director or if any new directorship is created by any increase in the authorized number of directors, a majority of the directors then in office, even if less than a quorum, may choose the successor or fill the newly created directorship. The director so chosen will hold office until the next annual election of that director’s class and until such director’s successor is duly elected and qualified or until such director’s earlier resignation or removal.

Quorum of Directors

  QLT

QLT’s articles provide that a quorum shall be a majority of the board of directors, or such number of directors as may be determined from time to time by resolution of the directors.
  Atrix

Atrix’s bylaws provide that a majority of the board constitutes a quorum. However, if less than a majority of the directors are present, a majority of the directors present may adjourn the meeting from time to time without further notice.
Required Vote for Certain Transactions
  QLT

Under the BCBCA, certain extraordinary corporate actions, such as continuances, certain amalgamations, sales, leases or other dispositions of all, or substantially all of, the property of a corporation (other than in the ordinary course of	Atrix

To effect a merger under Delaware law, a corporation’s board of directors must approve and adopt an agreement of merger and recommend it to the stockholders. The agreement must be adopted by holders of a majority of the business), liquidations, dissolutions and certain arrangements, are required to be approved by special resolution.

     For QLT, a special resolution means a resolution passed at a general meeting by a majority of at least  3/4 of the votes cast on the resolution, or a resolution passed by being consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings.

     In certain cases, an action that prejudices or interferes with a right or special right attached to issued shares of a class or series of shares must be approved separately by the holders of the class or series of shares being affected.
outstanding shares of the corporation entitled to vote thereon unless the certificate of incorporation requires a greater vote. Atrix’s amended and restated certificate of incorporation does not require a greater vote. Under the DGCL, the sale, lease or exchange of all or substantially all of a Delaware corporation’s property or assets requires the approval of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon.

Call of a Meeting of Shareholders.

  QLT

     Under the QLT articles, the directors have the power at any time to call special meetings of shareholders.

Under the BCBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a general meeting may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the BCBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders, the meeting to be held not more than four months after receiving the requisition. If the directors do not call such meeting within 21 days after receiving the requisition, the requisitioning shareholders or any of them holding in aggregate not less than 2.5% of the issued shares of the corporation that carry the right to vote at general meetings may call the meeting.
  Atrix

Under the DGCL, a special meeting of stockholders may be called only by a corporation’s board of directors or such person or persons as may be authorized in the certificate of incorporation or bylaws. Atrix’s bylaws provide that a special meeting of Atrix stockholders may be called at any time by a resolution adopted by the affirmative vote of a majority of the board of directors.

Quorum of Shareholders

  QLT

The BCBCA provides that a quorum for the transaction of business at any general meeting is the quorum established by a corporation’s articles, or if no quorum is established by the articles, two shareholders entitled to vote at the meeting whether in present in person or by proxy.
  Atrix

Atrix’s bylaws provide that the holders of a majority of the Atrix stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum at any meeting of Atrix stockholders, except as otherwise provided by statute or by

     QLT’s articles provide that a quorum for the transaction of business at any general meeting of shareholders is two shareholders or proxyholders representing two shareholders, or one shareholder and a proxyholder representing another shareholder, in both cases personally present at the commencement of the meeting and holding or representing by proxy in the aggregate not less than  1/20 of the issued shares of a class of shares the holders of which are entitled to attend and vote at such meeting. QLT has been exempted from the requirement under NASDAQ Marketplace Rule 4350(f) that a quorum for any meeting of the holders of common shares not be less than 33 1/3% of the outstanding common shares.

     If within one-half hour from the time appointed for a meeting a quorum is not present, the meeting, if convened by requisition of the shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week at the same time and place. If at such adjourned meeting a quorum is not present within one-half hour from the time appointed, the person or persons present and being or representing by proxy, a shareholder or shareholders entitled to attend and vote at the meeting shall constitute a quorum.
Atrix’s certificate of incorporation.

Notice of Meeting of Shareholders

  QLT

Under the BCBCA, notices of the date, time and place of a general meeting of shareholders must be sent not less than 21 days nor more than two months before the meeting to each director and to each shareholder entitled to attend the meeting.
  Atrix

     The DGCL provides that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating, among other things, the place, date and hour of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting. The DGCL further provides that if the meeting will entail consideration of a transaction that could result in appraisal rights, notice shall be given at least 20 days prior to the meeting, shall state that appraisal rights may be available, and include a copy of the pertinent statutory section.

Atrix’s bylaws provide that written notice stating the place, day, hour and purpose of the meeting, and means of remote communication, if any, must be delivered not less than 10 nor more than 60 days before the date of the meeting, either by mail or electronic transmission consented to by the stockholder, except where the matter to be acted on is a merger or consolidation of Atrix or a sale, lease or exchange of substantially all of its assets, in which case notice shall be given not less than 20 nor more than 60 days prior the meeting.

Record Date for Notice of Meetings of Shareholders

  QLT

     The BCBCA provides that the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of and vote at a meeting of shareholders, but such record date shall not precede by more than two months, or four months in the case of a meeting requisitioned by shareholders, or by less than 21 days the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at 5:00 p.m. on the day immediately preceding the day on which the notice is given or, if no notice is given, the beginning of the meeting.

QLT’s articles provide that the record date for the determination of shareholders entitled to receive notice and vote at a meeting of shareholders shall not be more than 49 days before the date of the meeting. If no record date is fixed, the record date for the determination of those shareholders entitled to notice and to vote at such meeting is deemed to be the date on which the notice calling the meeting is mailed.
  Atrix

The DGCL and Atrix’s bylaws provide that, for the purposes of determining the stockholders entitled to notice of and to vote at any stockholder meeting, the board of a corporation may fix a record date that does not precede the date upon which the resolution fixing the record date is adopted by the board and that is not more than 60 nor less than 10 days before the date of the meeting. The DGCL and Atrix’s bylaws further provide that if no record date is fixed, the record date shall be the close of business on the day next preceding the date on which notice of the meeting is given, or if notice is waived, then the close of business on the day next preceding the date on which the meeting is held.

Proxies
  QLT

     The BCBCA provides that, unless the articles provide otherwise, a shareholder is entitled to vote by proxy.

QLT’s articles provide that a shareholder holding more than one share in respect of which he is entitled to vote shall be entitled to appoint	Atrix

The DGCL provides that each stockholder entitled to vote at a stockholder meeting or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for the stockholder by proxy, but no proxy may be voted or acted upon after three years from its date unless the proxy one or more proxyholders to attend, act and vote for him on the same occasion. If such a shareholder should appoint more than one proxyholder for the same occasion he is required to specify the number of shares each proxyholder is entitled to vote. A shareholder may also appoint one or more alternate proxyholders to act in the place and stead of an absent proxyholder.

     A corporation, not being a subsidiary of QLT, that is a shareholder may vote by its proxyholder or by its duly authorized representative. Such proxyholder or duly authorized representative is entitled to speak, vote, and in all other respects exercise the rights of a shareholder and shall be deemed to be a shareholder for all purposes in connection with any general meeting of QLT.

     A proxy or an instrument appointing a duly authorized representative of a corporation must be in writing, under the hand of the appointor or of his attorney duly authorized in writing, or, if such appointor is a corporation, either under its seal or under the hand of an officer or attorney duly authorized.

     A proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be deposited at the registered office of QLT or at such other place as is specified for that purpose in the notice calling the meeting, 48 hours (excluding Saturdays, Sundays and statutory holidays), or such lesser time period as is set out in the notice calling the meeting, before the time for holding the meeting at which the person named in the proxy proposes to vote, or must be deposited with the chairman of the meeting prior to the time the proxy is to be used. In addition to any other method of deposited proxies provided for in the articles, the directors may from time to time make regulations permitting the lodging of proxies appointing proxyholders at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such proxies to be cabled or telegraphed or sent in writing before the meeting or adjourned meeting to QLT or any agent of QLT for the purpose of receiving such particulars and providing that proxies appointing a proxyholder so lodged may be voted upon as though the proxies themselves were produced to provides for a longer period.

     Atrix’s bylaws provide that, at all meetings of stockholders, a stockholder may vote by proxy if the proxy is properly submitted by the stockholder or the stockholder’s authorized attorney-in-fact. The proxy must be filed with the corporate secretary of Atrix before or at the time of the meeting. Unless and until voted, each proxy is revocable, unless an irrevocable proxy permitted by statute has been given.

A stockholder may authorize another person or persons to act for him as proxy in any manner, including, by executing a writing authorizing another person or persons to act for him as proxy, or transmitting or authorizing the transmission of a telephone, telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm or other similar agent duly authorized by the person who will be the holder of the proxy to receive such transmission.

the chairman of the meeting or adjourned meeting as required by QLT’s articles and votes given in accordance with such regulations shall be valid and shall be counted.

Amendment of Constating Documents
  QLT

     Under the BCBCA, any amendment to the notice of articles or articles generally requires approval by special resolution, as described above, of the shareholders.

     QLT’s authorized share structure includes five million first preference shares issuable in series. The directors may amend QLT’s articles to designate a series of first preference shares and determine the rights and privileges associated therewith without approval of the shareholders.

In the event that an amendment to the articles would prejudice or interfere with a right or special right attached to issued shares of a class or series of shares, such amendment must be approved separately by the holders of the class or series of shares being affected.	Atrix

     The DGCL provides that a corporation may amend its certificate of incorporation if its board has adopted a resolution setting forth the amendment proposed and declared its advisability, followed by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote on the amendment as a class.

     Atrix’s amended and restated certificate of incorporation provides that it may be amended by a majority vote of all Atrix shares issued and outstanding. However, any amendment of the provisions relating to the number, election, and removal of directors, the power to make and alter bylaws, and the indemnification and insurance of Atrix directors and officers requires the affirmative vote of holders of at least two-thirds of the outstanding shares (excluding shares held by interested stockholders) having voting power, voting together as a single class. Furthermore, unless it first obtains approval of holders of at least a majority of outstanding shares of Series A Convertible Exchangeable Preferred, Atrix may not amend its certificate or incorporation to change the rights, powers or privileges of Series A Convertible Exchangeable Preferred Stock holders or to create any additional classes of preferred stock ranking senior to the Series A Convertible Exchangeable Preferred.

Atrix’s authorized share structure includes five million shares of preferred stock. The directors may provide for the issuance of shares of preferred stock in a series by filing a certificate with the state of Delaware and fix the designation, powers, preferences and rights of the shares associated therewith without approval of the stockholders. The number of shares of authorized preferred stock, however, can only be increased or decreased by the vote of at least a majority of the outstanding shares of common stock, without the vote of the preferred stock, unless a vote of the preferred stock is required by the certificate establishing such series of preferred stock.

     The DGCL provides that the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, such power upon the board.

     Atrix’s certificate of incorporation empowers the board to make and amend the bylaws, provided that such bylaws may be amended or repealed by the board or by the shareholders.

Atrix’s bylaws allow the board of directors to amend the bylaws without obtaining stockholder approval. If the stockholders wish to amend the bylaws, the bylaws generally require the affirmative vote of at least two-thirds of the outstanding shares to amend the bylaws, except to amend certain specified sections of the bylaws, which requires the affirmative vote of at least eighty percent of the outstanding shares.

Dissent or Appraisal Rights

  QLT

     The BCBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. The dissent right is applicable where the corporation resolves to:

• alter its articles to alter the restrictions on the powers of the corporation or on the business it its permitted to carry-on;

• approve certain amalgamations;

• approve an arrangement, where the terms of the arrangement permit dissent;

• sell, lease or otherwise dispose of all or substantially all of its undertaking; or

• continue the corporation into another jurisdiction.
  Atrix

     The DGCL provides that a holder of shares of any class or series has the right, in certain circumstances, to demand an appraisal of the fair value of his or her shares. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:

• shares of stock of the surviving corporation;

• shares of stock of another corporation that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National

Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders;

• cash in lieu of fractional shares of the stock described in the two preceding bullets; or

• any combination of the above.

In addition, appraisal rights are not available to holders of shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Oppression Remedy

  QLT

     Under the BCBCA, a registered or beneficial shareholder may apply to the court for an order on the grounds that:

• the affairs of the corporation are or have been conducted, or the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or

• some act of the corporation has been done or is threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

The court is entitled to make any order it sees fit under the circumstances, including an order prohibiting a corporation from taking a proposed action or an order to vary or set aside a transaction.
  Atrix

The DGCL does not provide for a similar remedy. However, the Delaware courts have developed rules of fiduciary duty that could be invoked to provide similar relief to minority stockholders under certain circumstances.
Shareholder Derivative Actions

  QLT

     Under the BCBCA, a beneficial or registered shareholder or director of QLT, may, with leave of the court, and in the name and on behalf of QLT:

• prosecute a legal proceeding to enforce a right, duty or obligation owed to QLT that could be enforced by QLT itself, or to obtain damages for any breach of such a right, duty or obligation; or

• defend a legal proceeding brought against QLT.

Under the BCBCA, the court may grant
  Atrix

Under Delaware law, Atrix stockholders may bring derivative actions on behalf of, and for the benefit of, Atrix. The plaintiff in a derivative action on behalf of Atrix either must be or have been a stockholder of Atrix at the time of the transaction of which the stockholder complains or must be a stockholder who received shares of Atrix common stock automatically due to the transaction. A stockholder may not sue derivatively on behalf of Atrix unless the stockholder first makes demand on Atrix that it leave on terms it considers appropriate, if:

• the complainant has made reasonable efforts to cause the directors of the corporation to prosecute or defend the legal proceeding;

• notice of the application for leave has been given to the corporation and to any other person the court may order;

• the complainant is acting in good faith; and

• it appears to the court that it is in the best interests of the corporation for the legal proceeding to be prosecuted or defended.

     Under the BCBCA, the court in a derivative action may make any order it considers appropriate.
bring suit and such demand is refused, unless it is shown that such a request would not likely succeed.
Advance Notice Provisions for Shareholder Nominations and Proposals

  QLT

     Neither the BCBCA nor QLT’s notice of articles or articles contain any provision regarding the nomination of directors.

     Under the BCBCA, a registered or beneficial shareholder may provide to a corporation written notice setting out a matter that the submitter wishes to have considered at the next annual general meeting of the corporation.

     To be eligible to submit a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (a) at least 1% of the total number of issued voting shares of the corporation or (b) shares whose fair market value is at least CDN $2,000. The shareholders must have been a registered or beneficial owner of one or more of the corporation’s voting shares for an uninterrupted period of at least two years before the date of the signing of the proposal.

     A proposal under the BCBCA must include the name and address of the person submitting the proposal, the names and addresses of the person’s supporters (if applicable), the number of voting shares of the corporation owned by the person and the registered owner of those shares.

If the proposal is submitted at least three
  Atrix

     Atrix’s bylaws provide that, subject to any special rights of any holders of preferred stock, nominations for the election of directors may be made by the board, a committee appointed by the board or any Atrix stockholder entitled to vote in the election of directors generally.

     Written notice of stockholder proposals and director nominations must be timely delivered in writing to Atrix. Notice is timely if it is received by Atrix not less than 45 days nor more than 75 days prior to the date on which Atrix first mailed its proxy materials for the previous year’s annual meeting, or, if Atrix changes its annual meeting date by more than 30 days from the previous year, prior to the date that Atrix mails its proxy materials for the current year.

     Each notice relating to nominations of directors must include:

• the name and record address of the stockholder who intends to make the nominations;

• the name, age, principal occupation or employment, business address and residence address of the person or persons to be nominated;

• the class and number of shares of stock held of record, owned beneficially and represented by proxy by the stockholder and by the person or persons to months before the anniversary date of the previous annual meeting of shareholders, and the proposal meets other specified requirements, the corporation shall set out the proposal in the notice of meeting and proxy statement of the corporation. In addition, the corporation shall include in the notice of meeting and proxy statement a statement in support of the proposal by the person, if any, and the name and address of the person. If a corporation refuses to include a proposal in the proxy statement, then the corporation must notify the person in writing within 21 days of its receipt of the proposal of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court for a review of the corporation’s decision, and a court may restrain the holding of the meeting and make any further order it sees fit. In addition, a corporation may apply to a court for an order permitting the corporation to omit the proposal from the proxy statement, and the court may make such order as it thinks fit.
be nominated as of the date of the notice;

• a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming the person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

• any other information regarding each nominee proposed by the stockholder required pursuant to the Exchange Act; and

• the consent of each nominee to serve as a director of the corporation if so elected.

     Each notice relating to a proposed item of business must set forth:

• a description of the proposed item of business and the reasons for conducting such business at the annual meeting;

• the name and record address of the stockholder who proposes to bring the item of business;

• the class and number of shares of stock held of record, owned beneficially and represented by proxy by the stockholder as of the date of such notice;

• any material interest of the stockholder in such proposed business; and

• all other information that is required to be provided by the stockholder pursuant to regulations promulgated under the Exchange Act.
Shareholder Action by Written Consent
QLT Under the BCBCA, shareholder action without a meeting may be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a general meeting.	Atrix

As permitted by the DCGL, Atrix’s bylaws provide that any action required by statute to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if written consents to the action so taken are signed by holders of at least 80% of the outstanding stock.

Indemnification of Directors and Officers

  QLT

     Under the BCBCA, a corporation may indemnify an individual who:

• is or was a director or officer of the corporation;

• is or was a director or officer of another corporation, (i) at the time when the corporation is or was an affiliate of the corporation, or, (ii) at the request of the corporation; or

• at the corporation’s request, is or was, acting in a similar capacity of another entity, against a judgement, penalty or fine awarded or imposed in, or an amount paid in settlement of any legal proceeding or investigative action, whether current, threatened, pending or completed, in which such eligible party is involved because of that association with the corporation or other entity.

However, indemnification is prohibited if:

• such eligible party did not act honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be); and

• in the case of a proceeding other than a civil proceeding, such eligible party did not have reasonable grounds for believing that such person’s conduct was lawful.

     A corporation may not indemnify or pay the expenses of an eligible party in respect of an action brought against an eligible party by or on behalf of the corporation.

     The BCBCA allows for the corporation to pay, as they are incurred in advance of a final disposition of a proceeding, the expenses actually and reasonably incurred by the eligible party, provided that, the corporation receives from such eligible party an undertaking to repay the amounts advanced if it is ultimately determined that such payment is prohibited.

     Despite the foregoing, on application of a corporation or eligible party, a court may:

• order a corporation to indemnify an eligible party in respect of an eligible proceeding;
  Atrix

     The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (as well as any individual serving with another corporation in such capacity at the corporation’s request) against, except in actions initiated by or in the right of the corporation, all reasonable expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of actions or reasonably incurred in connection with an action brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful.

     A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent that such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action is brought determines that such person is fairly and reasonably entitled to indemnity. A corporation shall indemnify such person to the extent they are successful on the merits or otherwise in defense of the action or matter at issue.

     In addition, the DGCL allows for the advance payment of expenses of an officer or director who is indemnified prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.

Atrix’s amended and restated certificate of incorporation requires Atrix to indemnify any person who was or is a party to any action, suit or proceeding by reason of the fact that such person is the legal representative, is or was a director or officer of Atrix (or is or was serving at the request of Atrix as a director, officer, employee or agent of another entity) to the fullest extent authorized by the DGCL against all expenses (including attorneys’ fees), judgments, fines and amounts paid in

• order a corporation to pay some or all of the expenses incurred by an eligible party in an eligible proceeding;

• order enforcement of or any payment under an indemnification agreement;

• order the corporation to pay some or all of the expenses actually and reasonably incurred by a person in obtaining the order of the court; and/or

• make any other order the court considers appropriate.

The BCBCA provides that a corporation may purchase and maintain insurance for the benefit of an eligible party (or their heirs and personal or other legal representatives of the eligible party) against any liability that may be incurred by reason of the eligible party being or having been a director or officer, or in an equivalent position of, the corporation or an associated corporation.

     QLT’s articles require QLT to indemnify directors of QLT, former directors of QLT or other individuals who, at QLT’s request, act or acted as directors, officers, employees or agents of another entity against all costs, charges and expenses reasonably incurred (including amounts paid to settle an action or satisfy a judgment) in respect of any civil, criminal, administrative, investigative or other proceeding threatened, pending or completed in which they are a party or threatened to be made a party because of their association with QLT or the other entity. QLT’s articles also provide that QLT may indemnify any person other than a director in respect of any loss, damage, costs or expenses whatsoever incurred by him while acting as an officer, employee or agent for QLT to such extent, and on such terms and in such manner as the directors, in their absolute discretion, determine.

     To be entitled to indemnification, QLT’s articles state that such persons must have acted honestly and in good faith with a view to the best interests of QLT or the other entity as the case may be, and exercised the care, diligence and skill of a reasonably prudent person, and, with respect to any criminal or administrative action or proceeding, they must have had reasonable grounds for believing that their conduct was lawful. However, no person is entitled to indemnification if such person has failed to carry settlement reasonably incurred by such person in connection with the action, suit or proceeding; provided, however, that the proceeding (or part thereof) in which indemnification is sought was authorized by Atrix’s board of directors.

     Atrix’s amended and restated certificate of incorporation also provides that expenses incurred in defending any action, suit or proceeding shall be paid by Atrix in advance of the final disposition, provided that if the DGCL requires, Atrix shall first receive an undertaking by or on behalf of the director, officer, employee or agent to repay the advanced amount if it is ultimately determined that such person is not entitled to indemnification by Atrix.

     Atrix’s amended and restated certificate of incorporation provides that Atrix may purchase and maintain insurance against liability asserted against or incurred by any of the persons referred to in the paragraphs above whether or not it would have the power to indemnify them against such liability under the DGCL.

Atrix’s bylaws provide that the obligation to reimburse Atrix for advances shall be unsecured and no interest shall be charged thereon. The bylaws further provide that Atrix shall not be liable to indemnify for any amounts paid in settlement of any action or claim effected without Atrix’s written consent, or for any judicial award if Atrix was not given reasonable and timely opportunity to participate in the defense of the action. Atrix shall be subrogated to all of the indemnified party’s rights of recovery, and Atrix shall not be liable to make any payment duplicative of payments the indemnified party has otherwise actually received.

out his or her duty to act in accordance with the BCBCA or any rule of law, and in any event, until court approval has been granted with respect to such indemnification.

     The rights of indemnification provided by QLT’s articles are not exhaustive and are in addition to any rights to which a director or officer may otherwise be entitled by contract or as a matter of law.

Director Liability

  QLT

     Under the BCBCA, directors of QLT who vote for or consent to a resolution that authorizes the corporation to do any of the following are jointly and severally liable to restore to the corporation any amount paid or distributed as a result and not otherwise recovered by the corporation:

• carry on its business or exercise any power that it is restricted by its articles from carrying on or exercising;

• pay a commission or allow a discount contrary to the provisions of the BCBCA;

• pay a dividend or acquire or redeem any of its shares where there are reasonable grounds for believing that the corporation is insolvent or the payment of the dividend or the acquisition or redemption would render the corporation insolvent; or

• indemnify a person in contravention of the BCBCA.

     A director is not liable for the foregoing if the director relied, in good faith, on:

• financial statements of the corporation represented to the director by an officer of the corporation or in a written report of the auditor of the corporation to fairly reflect the financial position of the corporation;

• a written report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by that person;

• a statement of fact represented to the director by
  Atrix

     Atrix’s amended and restated certificate of incorporation provides that directors shall not be personally liable to Atrix or its stockholders for monetary damages for breach of fiduciary duty, except for liability arising:

• for any breach of the director’s duty of loyalty to Atrix or its stockholders;

• for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

• for unlawful dividends under the DCGL; or

• for any transaction from which the director derived an improper personal benefit.

an officer of the corporation to be correct; or

• any record, information or representation that the court considers provides reasonable grounds for the actions of the director, whether or not that record was forged, fraudulently made or inaccurate.

     Furthermore, a director is not liable if the director did not know and could not reasonably have known that the act done by the director or authorized by the resolution voted for or consented to by the director was contrary to the BCBCA.

     QLT’s articles provide that, subject to the BCBCA, no director or officer or employee for the time being of QLT shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee, or for joining in any receipt or act for conformity, or for any loss, damage or expense happening to QLT through the insufficiency or deficiency of title to any property acquired by order of the board of directors for QLT, or for the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to QLT are invested or for any loss or damages arising from the bankruptcy, insolvency, or tortious act of any person, firm or corporation with whom or which any monies, securities or effects shall be lodged or deposited or for any loss occasioned by any error of judgement or oversight on his part or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his own willful act or default, negligence, breach of trust or breach of duty.

Interested Shareholder Transactions

  QLT

The BCBCA does not contain a provision comparable to Section 203 of the DGCL with respect to business combinations. However, rules or policies of certain Canadian securities regulatory authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Statement Q-27 of the Commission des valeurs mobilieres du Quebec, contain requirements in connection with “related party transactions.” A related party transaction means, generally, any
  Atrix

Section 203 of the DCGL prohibits a public Delaware corporation from engaging in a “business combination” between the corporation and an “interested stockholder” within three years of the stockholder becoming an “interested stockholder”, except where (1) the corporation approved a business combination or transaction prior to the time that resulted in the stockholder becoming an interested stockholder, (2) the interested stockholder owned at least eighty-five transaction by which an issuer, directly or indirectly, completes one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A “related party” is defined in OSC Rule 61-501 and Policy Statement Q-27 and includes directors and senior officers of the issuer and holders of voting securities carrying more than 10% of the voting rights attaching to all issued and outstanding voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

     OSC Rule 61-501 and Policy Statement Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 and Policy Statement Q-27 also require that, subject to certain exceptions, an issuer shall not engage in a related party transaction unless approval of the disinterested shareholders of QLT for the related party transaction has been obtained.
percent of the voting stock at the time the transaction commenced which results in the interested stockholder becoming an interested stockholder, or (3) the business combination is approved by the board and by at least 2/3 of the disinterested stockholders.

     Atrix’s amended and restated certificate of incorporation provides for more rigorous approval of certain transactions between Atrix and an interested stockholder, defined as one who (1) is the beneficial owner of more than 5% of outstanding voting stock, (2) is an affiliate of Atrix and, at any time during the previous two-year period, was the beneficial owner of more than 5% of the outstanding voting stock, or (3) has succeeded, by means other than a public offering within the meaning of the Securities Act, to any voting stock that, within the previous two-year period, was held by the beneficial owner of more than 5% of the voting stock.

     The more rigorous approval requires that in addition to any vote by stockholders required by the DCGL or Atrix’s amended and restated certificate of incorporation, either (a) approval by a majority of directors unaffiliated with the interested stockholder who were members of the board prior to the time that the interested stockholder became an interested stockholder, or (b) the affirmative vote of holders of at least a majority of the combined voting power of Atrix’s voting stock, excluding votes cast with respect to shares beneficially owned by the interested stockholder or its affiliates.

     The transactions requiring more rigorous approval are:

• any merger or consolidation of Atrix or its subsidiary with the interested stockholder or an affiliate of the interested stockholder;

• any sale, lease, exchange, mortgage, pledge transfer or other disposition of assets having a fair market value of $3 million or more, or any loan or other financial assistance to the interested stockholder conferring a benefit of $3 million or more;

• the issuance or transfer by Atrix of securities in exchange for cash, securities or other property with an aggregate value of $3 million or more;

• the adoption of any plan for liquidation or dissolution of Atrix proposed by the interested stockholder; or

• any reclassification of securities (including a reverse stock split) that has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares of any class of Atrix voting stock that is directly or indirectly owned by an interested stockholder.

Shareholder Rights Plan

  QLT

QLT adopted a shareholder rights plan in 2002. See “Description of QLT Share Structure — Shareholder Rights Plan” beginning on page 118 for further information regarding the shareholder rights plan.
  Atrix

     Atrix entered into a stockholder rights agreement on September 25, 1998, which was then amended and restated as of November 16, 2001. Under the terms of the rights agreement, one right attaches to each share of Atrix common stock outstanding. Each right entitles the registered holder to purchase from Atrix one one-hundredth of a share, or a “unit,” of Series A Preferred Stock, at a purchase price of $67.50 per unit, subject to customary anti-dilution adjustments. A holder of rights will not have any rights as a stockholder of Atrix by virtue of holding the rights.
     The rights currently are attached to and trade only together with outstanding certificates of Atrix common stock. The rights will separate from the common stock and become exercisable following the earlier of:

• ten business days following a public announcement that a person or group of affiliated or associated persons, or an acquiring person, has acquired or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Atrix common stock, and

• ten business days (or such later date as may be determined by action of the Atrix board of directors prior to such time as any person becomes an acquiring person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Atrix common stock.
The rights will expire at the close of business on September 25, 2008 unless earlier redeemed or exchanged by Atrix. Under certain circumstances the exercisability of the rights may be suspended,

but in no event will the rights be exercisable prior to the expiration of the period in which the rights may be redeemed.
     If a person becomes an acquiring person, each holder of a right will thereafter have the right to receive, upon exercise, shares of common stock (or, in certain circumstances, cash, property or other securities of Atrix) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units issuable upon exercise of a right prior to any person’s becoming an acquiring person. Following the occurrence of any person’s becoming an acquiring person, all rights that are, or under certain circumstances specified in the rights agreement were, beneficially owned by any acquiring person will be null and void.
     If at any time following the date that any person becomes an acquiring person, (1) Atrix is acquired in a merger or other business combination transaction and Atrix is not the surviving corporation, (2) any person merges with Atrix and all or part of Atrix’s common stock is converted or exchanged for securities, cash or property of Atrix or any other person or (3) 50% or more of Atrix’s assets or earning power is sold or transferred, each holder of a right (except rights which have been voided) will have the right to receive, upon exercise, common stock of the acquiring person having a value equal to two times the exercise price of the right.
     At any time until ten business days following the public announcement of a person becoming an acquiring person, a majority of Atrix’s board of directors may redeem the rights in whole, but not in part, at a price of $0.01 per right (subject to adjustment in certain events) payable, at the election of the majority of Atrix’s board of directors, in cash or shares of Atrix’s common stock. Immediately upon the action of a majority of Atrix’s board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
While the rights are redeemable, any of the provisions of the rights agreement may be amended without the approval of the holders of Atrix’s common stock, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of 0.001% and the largest percentage of Atrix’s outstanding shares of common stock then known to Atrix to be beneficially owned by any person or group of affiliated or associated persons, and (2) 10%. When the rights are no longer redeemable, the provisions of the rights agreement may be amended to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust (1) the time period governing redemption shall be made at such time as the rights are not redeemable or (2) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of and/or benefiting the holders of rights. In addition, after a person becomes an acquiring person, no amendment or supplement may be made without the approval of a majority of Atrix’s board of directors.
The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire Atrix on terms not approved by the Atrix board of directors unless the offer is conditioned on that person or group acquiring a substantial number of rights. The effect of the rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in Atrix’s equity securities or seeking to obtain control of Atrix.

DISSENT AND APPRAISAL RIGHTS

      QLT shareholders do not have dissent rights in connection with the issuance of QLT common shares in the merger.

      Holders of shares of Atrix common stock (who do not vote in favor of adoption of the merger agreement and approval of the merger) and Atrix preferred stock, who properly demand appraisal of their shares will be entitled to appraisal rights pursuant to the merger agreement under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as Section 262.

      The following discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by the full text of Section 262 which is attached to this joint proxy statement/prospectus as Annex D. All references in Section 262 and in this summary to a “stockholder” are to the record holder of the shares of Atrix capital stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of Atrix capital stock held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

      Under Section 262, persons who hold shares of Atrix capital stock who follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

      Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, as in the case of the adoption of the merger agreement and approval of the merger by the Atrix stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. This joint proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this joint proxy statement/prospectus as Annex D. Any holder of Atrix capital stock who wishes to exercise appraisal rights or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights.

      Any Atrix stockholder wishing to exercise appraisal rights must deliver to Atrix, before the vote on the adoption of the merger agreement and approval of the merger at the Atrix special meeting, a written demand for the appraisal of the stockholder’s shares. If such stockholder holds common stock, such stockholder must not vote its shares of common stock in favor of adoption of the merger agreement and approval of the merger. A holder of shares of Atrix capital stock wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. A vote against the adoption of the merger agreement and approval of the merger will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote. The demand must reasonably inform Atrix of the identity of the holder as well as the intention of the holder to demand an appraisal of the “fair value” of the shares held by the holder. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement and approval of the merger at the Atrix special meeting will constitute a waiver of appraisal rights.

      Only a holder of record of shares of Atrix capital stock is entitled to assert appraisal rights for the shares registered in that holder’s name. A demand for appraisal in respect of shares of Atrix capital stock should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, and must state that the person intends thereby to demand appraisal of the holder’s shares pursuant to the merger agreement. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners. In such case, however, the written demand should set forth the number of shares as to which appraisal is sought and where no number of shares is expressly mentioned the demand will be presumed to cover all shares of Atrix capital stock held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

      All written demands for appraisal pursuant to Section 262 should be sent or delivered to Atrix Laboratories, Inc., 2579 Midpoint Drive, Fort Collins, Colorado 80525, Attention: Corporate Secretary.

      Within ten days after the effective time of the merger, the surviving corporation (or its successor in interest, which we refer to generally as the surviving corporation) must notify each holder of Atrix capital stock who has complied with Section 262 and (in the case of holders of common stock) who has not voted in favor of the adoption of the merger agreement and approval of the merger that the merger has become effective. Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of Atrix capital stock who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the holder’s shares. The surviving corporation is under no obligation to and has no present intention to file a petition. Accordingly, it is the obligation of the holders of Atrix capital stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Atrix capital stock within the time prescribed in Section 262.

      Within 120 days after the effective time of the merger, any holder of Atrix capital stock who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Atrix common stock not voted in favor of the adoption of the merger agreement and approval of the merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within ten days after a written request therefor has been received by the surviving corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

      If a petition for an appraisal is timely filed by a holder of shares of Atrix capital stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to the stockholder.

      After determining the holders of Atrix common stock and Atrix preferred stock entitled to appraisal, the Delaware Court of Chancery will appraise the “fair value” of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to fairness from a financial point of view is not necessarily an opinion as to fair value under Section 262. You should not expect the surviving corporation to offer more than the applicable merger consideration to any stockholder exercising appraisal rights and QLT reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Atrix capital stock is less than the applicable merger consideration. The Delaware Supreme Court has stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Atrix capital stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

      Any holder of shares of Atrix capital stock who has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote the shares subject to the demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of Atrix capital stock as of a record date prior to the effective time of the merger).

      If any stockholder who demands appraisal of shares of Atrix capital stock under Section 262 fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal, the stockholder’s shares of Atrix common stock will be deemed to have been converted at the effective time of the merger into the right to receive one QLT common share and $14.61 in cash per share and the stockholder’s shares of Atrix preferred stock will be deemed to have been converted at the effective time of the merger into the right to receive that number of QLT common shares and that amount of cash that such stockholder would have been entitled to receive in the merger had such stockholder converted such stockholder’s shares of preferred stock into Atrix common stock immediately prior to completion of the merger (subject to possible adjustment to preserve the expected U.S. federal income tax treatment of the transaction). A stockholder will fail to perfect, or effectively lose or withdraw, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder delivers to the surviving corporation a written withdrawal of the holder’s demand for appraisal and an acceptance of the merger, except that any attempt to withdraw made more than 60 days after the effective time of the merger will require the written approval of the surviving corporation and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

      Failure to follow the steps required by Section 262 for perfecting appraisal rights may result in the loss of these rights.

LEGAL MATTERS

      The legality of the QLT common shares to be issued pursuant to the merger will be passed upon for QLT by Farris, Vaughan, Wills & Murphy. Certain United States federal income tax consequences of the merger will be passed upon for QLT by Latham & Watkins LLP and for Atrix by Morrison & Foerster LLP. Certain Canadian federal income tax matters will be passed upon for QLT by Farris, Vaughan, Wills & Murphy.

      Mr. Mendelson, a member of the QLT board of directors, is a senior partner of the law firm Latham & Watkins LLP, which firm has provided QLT with legal representation on a number of matters, including the merger. Mr. Mendelson also beneficially owns the number of QLT common shares described in “Security Ownership of Certain Beneficial Owners and Management of QLT” above.

EXPERTS

      The consolidated financial statements of QLT as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated by reference in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered chartered accounting firm, as stated in their report incorporated by reference herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring that on March 5, 2004, such firm reported separately to the shareholders of QLT on the consolidated financial statements for the same periods, audited in accordance with Canadian generally accepted auditing standards and prepared in accordance with Canadian GAAP), and have been so incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The consolidated financial statements of Atrix as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included and incorporated by reference in this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included and incorporated by reference herein, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROPOSALS OF QLT SHAREHOLDERS AND ATRIX STOCKHOLDERS

      Any QLT shareholder who wants to propose a matter for consideration at QLT’s 2005 annual meeting of shareholders and inclusion in QLT’s proxy materials for that meeting must send a valid proposal to QLT’s registered office at 26th Floor, Toronto Dominion Bank Tower, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The proposal must be received at QLT’s registered office by February 26, 2005. For a proposal to be valid, it must, subject to the Business Corporations Act (British Columbia), be in writing, accompanied by the requisite declarations and signed by the submitter and qualified shareholders who at the time of signing are the registered or beneficial owners of shares that, in the aggregate, (i) constitute at least 1% of the issued shares of QLT that have the right to vote at general meetings or (ii) have a fair market value in excess of CDN$2,000. For the submitter or a qualified shareholder to be eligible to sign the proposal, that shareholder must have been the registered or beneficial owner of QLT shares that carry the right to vote at general meetings for an uninterrupted period of at least two years before the date the proposal is signed. QLT complies with the proxy solicitation requirements of British Columbia corporate law and Canadian securities legislation. QLT, as a “foreign private issuer”, is currently exempt from the SEC rules regarding proxy solicitations (and certain related matters) and therefore is not subject to the procedural requirements of Rules 14a-5(e) and 14a-8 of the Exchange Act. QLT periodically evaluates its status under this exemption. If the exemption ceases to apply, shareholders who, in accordance with Rule 14a-8, wish to present proposals for inclusion in QLT’s proxy materials to be distributed in connection with its 2005 annual meeting will be required to submit their proposals to QLT’s registered office on or before December 29, 2004.

      Atrix does not currently expect to hold a 2005 annual meeting of stockholders because Atrix will no longer be a separate public company if the transaction has been completed by that time. If the transaction is not completed and an annual meeting is held, any stockholder who intends to submit a proposal at Atrix’s 2005 annual meeting of stockholders and who wishes to have the proposal considered for inclusion in the proxy statement and form of proxy for that meeting must, in addition to complying with the requirements of Rule 14a-8 under the Exchange Act, deliver the proposal to Atrix for consideration no later than December 6, 2004. The proposal should be sent to Atrix’s Corporate Secretary at 2579 Midpoint Drive, Fort Collins, Colorado 80525. In addition, Atrix’s bylaws establish an advance notice procedure with regard to certain matters, including stockholder proposals not included in Atrix’s proxy statement and stockholder nominees for election to the Board of Directors, to be brought before an annual meeting of stockholders. In general, notice must be received by Atrix’s Corporate Secretary on or after January 20, 2005 but no later than February 19, 2005, and the notice must contain specified information concerning the matters to be brought before the meeting and the stockholder proposing such matters.

WHERE YOU CAN FIND MORE INFORMATION

      QLT and Atrix file annual, quarterly and current reports and other information with the SEC. As a “foreign private issuer”, QLT is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

      You may read and copy the reports, statements or other information filed by either QLT or Atrix at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC filings of QLT and Atrix are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

      QLT files reports, statements and other information with the Canadian provincial securities administrators, which are electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), the Canadian equivalent of the SEC’s EDGAR system, maintained by the Canadian Securities Administrators at http://www.sedar.com.

      QLT has filed a registration statement on Form S-4 to register with the SEC the QLT common shares to be issued to Atrix stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a proxy statement and a prospectus of QLT, in addition to being a proxy statement of Atrix for the Atrix special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about QLT, Atrix and QLT common shares. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

      The SEC and applicable Canadian provincial securities regulatory authorities allow the “incorporation by reference” of information into this joint proxy statement/prospectus. This means that QLT and Atrix can disclose important information to you by referring you to another document filed separately with the SEC and applicable Canadian provincial securities regulatory authorities. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

      This joint proxy statement/prospectus incorporates by reference the documents listed below that QLT and Atrix have previously filed with the SEC and that QLT has also filed or will file in respect of Atrix prior to the date of mailing this joint proxy statement/prospectus, with the applicable Canadian provincial securities regulatory authorities. They contain important information about QLT and Atrix and their financial condition.

      The following filings of QLT (Commission File No. 000-17082):

•	annual report of QLT on Form 10-K for the fiscal year ended December 31, 2003, dated and filed with the SEC on March 12, 2004, as amended on Form 10-K/ A dated and filed with the SEC on April 28, 2004;

•	quarterly report of QLT on Form 10-Q for the quarter ended June 30, 2004, dated and filed with the SEC on August 6, 2004;

•	quarterly report of QLT on Form 10-Q for the quarter ended March 31, 2004, dated and filed with the SEC on May 7, 2004;

•	current report of QLT on Form 8-K, dated and filed with the SEC on October 14, 2004, in respect of QLT’s Visudyne in occult (VIO) trial;

•	current report of QLT on Form 8-K, dated and filed with the SEC on October 6, 2004, in respect of certain financial statements of QLT;

•	current report of QLT on Form 8-K, dated and filed with the SEC on July 20, 2004, in respect of Visudyne sales for the quarter ended June 30, 2004;

•	current report of QLT on Form 8-K, dated and filed with the SEC on June 14, 2004, in respect of the merger;

•	current report of QLT on Form 8-K, dated and filed with the SEC on June 3, 2004, in respect of QLT entering into a Cooperative Research and Development Agreement with the National Eye Institute;

•	current report of QLT on Form 8-K, dated and filed with the SEC on April 23, 2004, in respect of Visudyne being reimbursed in Japan;

•	current report of QLT on Form 8-K, dated and filed with the SEC on April 22, 2004, in respect of Visudyne sales for the quarter ended March 31, 2004;

•	current reports of QLT on Form 8-K, dated and filed with the SEC on April 2, 2004, in respect of the dismissal of a securities class action against QLT;

•	current reports of QLT on Form 8-K, dated and filed with the SEC on April 2, 2004, in respect of the implementation by the Centers for Medicare and Medicaid decision to provide coverage for ocular photodynamic therapy with Visudyne;

•	current report of QLT on Form 8-K, dated and filed with the SEC on March 30, 2004, in respect of the acquisition by QLT of Kinetek Pharmaceuticals Inc.;

•	current report of QLT on Form 8-K, dated and filed with the SEC on March 16, 2004, in respect of the Centers for Medicare and Medicaid raising the allowable Medicaid reimbursement for Visudyne;

•	current report of QLT on Form 8-K, dated and filed with the SEC on January 29, 2004, in respect of the Centers for Medicare and Medicaid’s determination regarding reimbursement for Visudyne therapy;

•	current report of QLT on Form 8-K, dated and filed with the SEC on January 22, 2004, in respect of Visudyne sales for the quarter ended December 31, 2003 and fiscal year ended December 31, 2003;

•	current report of QLT on Form 8-K, dated and filed with the SEC on January 20, 2004, in respect of QLT’s temporary discount on Visudyne to physician customers;

•	the Annual General Meeting proxy statement contained as Exhibit 99.1 to QLT’s Form 10-K/ A dated and filed with the SEC on April 28, 2004; and

•	the description of QLT’s share purchase rights pursuant to the Amended and Restated Shareholder Rights Plan Agreement, contained in the Form 8-A dated and filed with the SEC on April 26, 2002.

      The following filings of Atrix (Commission File No. 000-18231):

•	annual report of Atrix on Form 10-K for the fiscal year ended December 31, 2003, dated and filed with the SEC on March 3, 2004;

•	quarterly report of Atrix on Form 10-Q for the quarter ended June 30, 2004, dated and filed with the SEC on August 6, 2004;

•	quarterly report of Atrix on Form 10-Q for the quarter ended March 31, 2004, dated and filed with the SEC on May 7, 2004;

•	current report of Atrix on Form 8-K dated and filed with the SEC on June 14, 2004; and

•	the Atrix proxy statement dated April 5, 2004 for its annual meeting of stockholders held on May 2, 2004.

      In addition, QLT and Atrix incorporate by reference all additional documents that either may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, copies of which will also be filed with applicable Canadian provincial securities regulatory authorities, between the date of this joint proxy statement/prospectus and the dates of the QLT special meeting and the Atrix special meeting, respectively. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements. In no event, however, will any of the information that QLT or Atrix discloses under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that may be furnished to the SEC from time to time be incorporated by reference into, or otherwise included in, this joint proxy statement/prospectus.

      QLT has supplied all information contained or incorporated by reference into this joint proxy statement/prospectus relating to QLT, and Atrix has supplied all the information relating to Atrix.

      You can obtain any of the documents incorporated by reference into this joint proxy statement/prospectus through QLT or Atrix, as the case may be, or from the SEC through the SEC’s Internet Web site at the address described above or from the Canadian provincial regulatory authorities through the SEDAR Internet Web site at the address described above. With respect to the SEDAR Internet Web site, documents incorporated by reference into this joint proxy statement/ prospectus relating to Atrix will be available under the profile for QLT. Documents incorporated by reference are available from QLT or Atrix without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus.

      QLT shareholders and Atrix stockholders may request a copy of information incorporated by reference into this joint proxy statement/prospectus by contacting the investor relations department for each of QLT and Atrix at:

QLT Inc.	Atrix Laboratories, Inc.
887 Great Northern Way	2579 Midpoint Drive
Vancouver, British Columbia	Fort Collins, Colorado 80525
Canada V5T 4T5	(970) 482-5868
(604) 707-7000	Attn: Investor Relations
Attn: QLT Investor Relations

      In addition, you may obtain copies of the information relating to QLT, without charge, by sending an e-mail to ir@qltinc.com. You may obtain copies of the information relating to Atrix, without charge, by sending an e-mail to ir@atrixlabs.com.

      In order for you to receive timely delivery of the documents in advance of the QLT and Atrix special meetings, QLT or Atrix should receive your request no later than November 12, 2004.

      We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that we have incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

QLT INC.

ASPEN ACQUISITION CORP.

and

ATRIX LABORATORIES, INC.

Dated as of

June 14, 2004

A-i

A-ii

A-iii

      AGREEMENT AND PLAN OF MERGER, dated as of June 14, 2004 (this “Agreement”), by and among QLT Inc., a company incorporated under the laws of the Province of British Columbia (“Parent”), Aspen Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Atrix Laboratories, Inc., a Delaware corporation (the “Company”).

      WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved the merger of Merger Sub with and into the Company (the “First Step Merger” or the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

      WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is advisable, the Board of Directors of Parent has determined that the Merger is in the best interest of its shareholders, the Board of Directors of the Company has determined that the Merger is in the best interests of its stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub;

      WHEREAS, for federal income tax purposes, Parent, Merger Sub and the Company intend that the First Step Merger and the Second Step Merger shall be treated as a single integrated transaction (together, the “Transaction”) and shall qualify as a “reorganization” under Sections 367 and 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations promulgated thereunder.

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1.

THE MERGER

      SECTION 1.1     The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation following the Merger (the “Surviving Corporation”).

      SECTION 1.2     Closing. The closing of the Merger (the “Closing”) shall take place on the first Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article 7, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing being referred to herein as the “Closing Date”). The Closing shall be held at the offices of Latham & Watkins LLP, 135 Commonwealth Drive, Menlo Park, California 94025, unless another place is agreed to in writing by the parties hereto. As soon as practicable after the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

      SECTION 1.3     Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      SECTION 1.4     Certificate of Incorporation; Bylaws.

      (a) Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety to read as the Certificate of Incorporation of Merger Sub, until thereafter changed or amended as provided therein or by applicable Law, except that Article 1 thereof shall be amended to read as follows: “The name of the Corporation is Atrix Laboratories, Inc.”

      (b) Bylaws. At the Effective Time, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

      SECTION 1.5     Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The President and Chief Executive Officer of Parent immediately prior to the Effective Time shall be the initial President and Chief Executive Officer of the Surviving Corporation, and the officers of the Company other than the Chairman of the Board and Chief Executive Officer shall be the other initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

      SECTION 1.6     Second Step Merger. Immediately following the Effective Time, Parent shall cause the Surviving Corporation to merge into a Delaware corporation (the “Second Merger Sub”) that is a wholly owned subsidiary of Parent (the “Second Step Merger”). There shall be no conditions to the completion of the Second Step Merger other than the completion of the Merger.

ARTICLE 2.

CONVERSION OF SECURITIES; EXCHANGE OF CERTIFICATES

      SECTION 2.1     Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company or the holders of any of the following securities:

(a) Conversion Generally.

(i) Each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, including shares of Company Common Stock resulting from the conversion of any Series A Convertible Exchangeable Preferred Stock, par value $0.001 per share, of the Company (“Series A Convertible Preferred Stock”) immediately prior to consummation of the Merger (other than any shares of Company Common Stock to be canceled pursuant to Section 2.1(b) and Appraisal Shares referred to in Section 2.1(e) (“Excluded Common Shares”)), shall be converted, subject to Section 2.2(e), into the right to receive: (A) 1.0000 (the “Exchange Ratio”) common share, no par value per share (“Parent Common Shares”), of Parent (the “Common Share Consideration”) and (B) $14.61 in cash (the “Common Cash Consideration,” and together with the Common Share Consideration, the “Common Merger Consideration”).

(ii) Each share of Series A Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Series A Convertible Preferred Stock to be canceled pursuant to Section 2.1(b) and Appraisal Shares referred to in Section 2.1(e) (“Excluded Preferred Shares” and, together with the Excluded Common Shares, “Excluded Shares”)), excluding shares of Series A Convertible Preferred Stock converted prior to consummation of the Merger, shall be converted, subject to Section 2.2(e), into the right to receive: (A) a number of Parent Common Shares (the “Preferred Share Consideration”), determined to seven decimal places, equal to the product of the number of shares of Company Common Stock into which such share of Series A Convertible Preferred Stock is convertible immediately prior to the Effective Time (the “Conversion Number”) and the Exchange Ratio

(the “Preferred Exchange Ratio”) and (B) an amount of cash, determined to seven decimal places (the “Preferred Cash Consideration” and, together with the Preferred Share Consideration, the “Preferred Merger Consideration”), equal to the product of the Conversion Number and the Common Cash Consideration.

(iii) All such shares of Company Common Stock and Series A Convertible Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate (a “Certificate”) previously representing any such shares shall thereafter represent only the right to receive the Common Merger Consideration or the Preferred Merger Consideration (collectively, the “Merger Consideration”), as the case may be, payable in respect of such shares of Company Common Stock or Series A Convertible Preferred Stock, as the case may be, and the right, if any, to receive cash in lieu of fractional Parent Common Shares pursuant to Section 2.2(e) and any distributions or dividends pursuant to Section 2.2(c).

(b) Cancellation of Shares. Each share of Company Common Stock or Series A Convertible Preferred Stock, if any, either (i) owned by Parent or any of its Subsidiaries, (ii) held in the Company treasury or (iii) owned by any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall be canceled and retired and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(c) Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(d) Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding Parent Common Shares, shares of Company Common Stock or shares of Series A Convertible Preferred Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio, the Preferred Exchange Ratio and the Option Exchange Ratio shall be correspondingly adjusted to provide the holders of Company Common Stock, Series A Convertible Preferred Stock and Company Options the same economic effect as contemplated by this Agreement prior to such event.

(e) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock and Series A Convertible Preferred Stock outstanding immediately prior to the Effective Time and held by a Company stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with the DGCL (the “Appraisal Shares”), shall not be converted into a right to receive the Merger Consideration as provided in Section 2.1(a), until such time as such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. If after the Effective Time such stockholder fails to perfect or withdraws or loses such stockholder’s right to appraisal, such shares of Company Common Stock or Series A Convertible Preferred Stock, as the case may be, shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration as provided in Section 2.1(a). The Company shall give Parent prompt notice of any demands received by the Company pursuant to the DGCL for appraisal of shares of Company Common Stock or Series A Convertible Preferred Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to Appraisal Shares without the written consent of Parent.

(f) Adjustments to Preserve Tax Treatment.

(i) If the amount obtained by dividing (x) the Aggregate Parent Share Value by (y) the Closing Transaction Value is less than 0.4500, the following shall occur:

(A) The Exchange Ratio shall be adjusted to a number, rounded to the nearest fourth decimal place, equal to (x) the product of 0.4500 and the Closing Transaction Value,

divided by (y) the product of the Aggregate Company Share Number and the Closing Parent Share Price.

(B) The Common Cash Consideration shall be adjusted to an amount, rounded to the nearest cent, equal to the quotient obtained by dividing (x) the amount obtained by subtracting the Aggregate Appraisal Value from the product of 0.5500 and the Closing Transaction Value, by (y) the Aggregate Company Share Number.

(ii) In the event that the Exchange Ratio and the Common Cash Consideration are adjusted as provided for in this Section 2.1(f), all references in this Agreement (including, for the avoidance of doubt, references in Section 2.1(a)(ii)) to the “Exchange Ratio” and the “Common Cash Consideration” shall refer to the Exchange Ratio and the Common Cash Consideration as adjusted in this Section 2.1(f) except as may be otherwise specified herein.

(iii) For purposes of this Section 2.1(f), the following terms shall have the following meanings:

(A) “Aggregate Appraisal Value” means the product of (x) the aggregate number of Appraisal Shares determined at Closing, and (y) the sum of (1) the Common Cash Consideration (before any adjustment pursuant to Section 2.1(f)) and (2) the product of the Exchange Ratio (before any adjustment pursuant to Section 2.1(f)) and the Closing Parent Share Price.

(B) “Aggregate Cash Amount” means the product of (x) the Common Cash Consideration (before any adjustment pursuant to Section 2.1(f)) and (y) the Aggregate Company Share Number.

(C) “Aggregate Company Share Number” means the number obtained by subtracting (x) the aggregate number of shares of Company Common Stock to be cancelled in the Merger pursuant to Section 2.1(b) and (y) the aggregate number of Appraisal Shares determined at Closing, from (z) the aggregate number of shares of Company Common Stock outstanding on the Closing Date (assuming exercise of the Warrant, if it is exercised prior to the Effective Time, and exercise of any stock options, if such options are exercised prior to the Effective Time).

(D) “Aggregate Parent Share Number” means the product of (x) the Exchange Ratio (before any adjustment pursuant to Section 2.1(f)) and (y) the Aggregate Company Share Number.

(E) “Aggregate Parent Share Value” means the product of (x) the Aggregate Parent Share Number (before any adjustment pursuant to Section 2.1(f)) and (y) the Closing Parent Share Price.

(F) “Closing Parent Share Price” means the mean between the high and low selling prices, regular way, of a Parent Common Share on The Nasdaq Stock Market on the date of the Effective Time, as reported by Bloomberg LP (or if not so reported, as reported by such other reporting service as is reasonably agreed to by the parties).

(G) “Closing Transaction Value” means the sum of (x) the Aggregate Cash Amount, (y) the Aggregate Parent Share Value and (z) the Aggregate Appraisal Value.

(iv) For purposes of this Section 2.1(f), all shares of Series A Convertible Preferred Stock that are outstanding at Closing shall be deemed to have been converted into Company Common Stock immediately prior to Closing in accordance with their terms.

(g) Associated Rights. References in this Agreement to Parent Common Shares shall include, unless the context requires otherwise, the associated rights (“Parent Rights”) issued pursuant to the Amended and Restated Shareholder Rights Plan Agreement, as amended and restated, dated as of April 8, 2002, between Parent and Computershare Trust Company of Canada, as Rights Agent (the

“Parent Rights Plan”). References in this Agreement to Company Common Stock shall include, unless the context requires otherwise, the Company Rights (defined in Section 3.3(a) below).

      SECTION 2.2     Exchange of Certificates.

      (a) Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with Computershare Trust Company of Canada or another bank or trust company designated by Parent and satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock and Series A Convertible Preferred Stock, for exchange, in accordance with this Article 2, through the Exchange Agent, sufficient cash and certificates representing Parent Common Shares to make all deliveries pursuant to this Article 2. Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.2(c). The Exchange Agent shall, pursuant to irrevocable instructions delivered by Parent to the Exchange Agent on or prior to the Effective Time, deliver to the holders of shares of Company Common Stock and Series A Convertible Preferred Stock (other than holders of Excluded Shares) the Merger Consideration contemplated to be paid for shares of Company Common Stock and Series A Convertible Preferred Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.2(c) and 2.2(e) hereof, the Exchange Fund shall not be used for any other purpose. Any cash and certificates representing Parent Common Shares deposited with the Exchange Agent shall be referred to as the “Exchange Fund.”

      (b) Exchange Procedures. Promptly (and in any event, within five (5) Business Days) after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock or Series A Convertible Preferred Stock (other than holders of Excluded Shares) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in customary form) and (ii) customary instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares represented by such Certificates, any cash in lieu of fractional Parent Common Shares pursuant to Section 2.2(e) and any distributions or dividends pursuant to Section 2.2(c). Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares represented by such Certificate, any cash in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c), and the Certificate so surrendered shall forthwith be canceled. No interest shall be paid or accrued on any Cash Consideration, cash in lieu of fractional shares or any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock or Series A Convertible Preferred Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock or Series A Convertible Preferred Stock together with any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof may be paid to a transferee if the Certificate representing such shares of Company Common Stock or Series A Convertible Preferred Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock or Series A Convertible Preferred Stock represented by such Certificate, cash in lieu of any fractional Parent Common Shares to which such holder is entitled pursuant to Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c).

      (c) Distributions with Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made with respect to Parent Common Shares, with a record date after the

Effective Time, shall be paid to the holder of any unsurrendered Certificate, and no cash payment in lieu of fractional Parent Common Shares shall be paid to any such holder pursuant to Section 2.2(e), unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to such holder of the certificates representing whole Parent Common Shares issuable in exchange therefor, without interest, (i) the amount of any cash due pursuant to Section 2.1 and cash payable in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date at or after the Effective Time theretofore paid with respect to such whole Parent Common Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date at or after the Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such whole Parent Common Shares.

      (d) Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock or Series A Convertible Preferred Stock in accordance with the terms hereof (including any dividends or distributions pursuant to Section 2.2(c) or cash in lieu of fractional shares pursuant to Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock or Series A Convertible Preferred Stock, as the case may be.

      (e) Fractional Shares. No fraction of a Parent Common Share will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. In lieu thereof, each holder of shares of Company Common Stock or Series A Convertible Preferred Stock who would otherwise be entitled to receive a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares to be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from Parent an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the volume weighted average price, regular way, on The Nasdaq Stock Market, as reported by Bloomberg LP (or if not so reported, as reported by such other reporting service as is reasonably agreed to by the parties) of the Parent Common Shares for the five (5) most recent trading days ending on the full trading day immediately prior to the Effective Time (the “Parent Closing Price”).

      (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock and Series A Convertible Preferred Stock for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Common Stock or Series A Convertible Preferred Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock or Series A Convertible Preferred Stock, as the case may be, any cash in lieu of fractional Parent Common Shares to which they are entitled pursuant to Section 2.2(e) and any dividends or other distributions with respect to Parent Common Shares to which they are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

      (g) No Liability. None of Parent, the Surviving Corporation or the Company shall be liable to any holder of shares of Company Common Stock or Series A Convertible Preferred Stock for any such Parent Common Shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

      (h) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock or Series A Convertible Preferred Stock represented by such Certificate, any cash in lieu of fractional Parent Common Shares to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), in each case, without any interest thereon.

      (i) Withholding. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Series A Convertible Preferred Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, Parent shall, or shall cause the Exchange Agent to, provide the applicable holder of Company Common Stock or Series A Convertible Preferred Stock with notice of the reason for withholding such amounts and such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock Series A Convertible Preferred Stock, as the case may be, in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

      (j) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to Section 2.2(f). In the event the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder, Parent shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such payment obligations.

      SECTION 2.3     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock or Series A Convertible Preferred Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock or Series A Convertible Preferred Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock or Series A Convertible Preferred Stock except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented for any reason to the Exchange Agent or Parent shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock or Series A Convertible Preferred Stock represented by such Certificates, any cash in lieu of fractional Parent Common Shares to which the holders thereof are entitled pursuant to Section 2.2(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c), without any interest thereon.

      SECTION 2.4     Stock Options.

      (a) The Company shall take all actions necessary to provide that, immediately prior to the Effective Time, each Company Option then outstanding under any Company Stock Option Plan shall become vested and exercisable with respect to one hundred percent (100%) of the shares of Company Common Stock subject to each such Company Option; provided that the holder of such Company Option renders continuous service to the Company as an employee, consultant or member of the Board of Directors of the Company from the date hereof until at least immediately prior to the Effective Time. At the Effective Time, each Company Option then outstanding under any Company Stock Option Plan, whether or not then exercisable, shall be assumed and become an option to purchase Parent Common Shares in accordance with this Section 2.4. Each Company Option so assumed shall continue to have, and be subject to, the same terms and conditions (including vesting schedule, as adjusted pursuant to the first sentence of this Section 2.4(a)) as set forth in the applicable Company Stock Option Plan and any agreements thereunder immediately prior to the Effective Time, except that, as of the Effective Time, (i) each Company Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of whole Parent Common Shares equal to the product of the number of shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the sum of (A) the Exchange Ratio and (B) the quotient obtained by dividing the Common Cash Consideration by the Parent Closing Price (such sum, the “Option Exchange Ratio”), rounded down to the nearest whole number of Parent Common Shares, and (ii) the per share exercise price for the Parent Common Shares issuable upon exercise of such Company Option so converted shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Option Exchange Ratio, rounded up to the nearest whole cent. Notwithstanding the foregoing, the conversion of any Company Options which are “incentive stock options,” within the meaning of Section 422 of the Code, into options to purchase Parent Common Shares shall be made so as not to constitute a “modification” of such Company Options within the meaning of Section 424 of the Code. Following the assumption of the Company Options, all references to the Company in the Company Options and the Company Stock Option Plans shall be deemed to refer to Parent.

      (b) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Company Option an appropriate notice setting forth such holder’s rights pursuant thereto and that such Company Option shall continue in effect on the same terms and conditions (subject to the adjustments, amendments and other terms required by this Section 2.4 and Section 6.16(e), as applicable, after giving effect to the Merger).

      SECTION 2.5     Warrant. If outstanding immediately prior to the Effective Time, at the Effective Time the Warrant shall cease to represent a right to acquire shares of Company Common Stock and automatically shall be converted into a warrant to purchase Parent Common Shares in accordance with its terms.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      Except as set forth on the disclosure schedule delivered by the Company to Parent prior to the execution of this Agreement, which disclosure schedule specifies the section or subsection of this Agreement to which the exception relates, and subject to Section 9.13 (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

      SECTION 3.1     Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to own, lease or operate its properties and to carry on its business as now being conducted. Section 3.1 of the Company Disclosure Schedule contains a true and complete list of each jurisdiction where the Company is qualified to do business. Each of the Company and its Subsidiaries has corporate or equivalent qualification to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate is not reasonably likely to have a Material Adverse Effect on the Company. The Company has made available to Parent prior to the execution of this Agreement true and complete copies of its Certificate of Incorporation (the “Company Certificate of Incorporation”) and Bylaws (the “Company Bylaws”), and the comparable organizational documents of each of its Subsidiaries, in each case as amended to date. The Company is not in violation of any of the provisions of the Company Certificate of Incorporation or the Company Bylaws. The Company has made available to Parent complete and accurate copies of the minutes (or, in the case of minutes that have not yet been finalized, drafts thereof (if available)) of all meetings of the stockholders of the Company and each of the Company’s Subsidiaries, the Board of Directors of the Company and each of the Company’s Subsidiaries and the committees of each of such Board of Directors, in each case held at any time during the five years prior to the date of this Agreement.

      SECTION 3.2     Subsidiaries. Section 3.2 of the Company Disclosure Schedule lists each of the Subsidiaries of the Company and, for each such Subsidiary, the jurisdiction under which laws it was organized and, as of the date hereof, each jurisdiction in which such Subsidiary has corporate or equivalent qualification to do business. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all pledges, liens, charges, encumbrances or security interests of any kind or nature whatsoever (collectively, “Liens”), and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except with respect to (a) the securities of non-Affiliates held for investment purposes which do not constitute more than a 2% interest in any such non-Affiliate or (b) the capital stock of, or voting securities or equity interests in, its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

      SECTION 3.3     Capital Structure.

(a) The authorized capital stock of the Company consists of 45,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.001 per share (of which 200,000 shares have been designated Series A Preferred Stock (“Series A Preferred Stock”) and 20,000 shares have been designated Series A Convertible Preferred Stock (collectively with the Series A Preferred Stock, the “Company Preferred Stock”)). At the close of business on June 11, 2004:

(i) 21,077,288 shares of Company Common Stock were issued and outstanding;

(ii) an additional 866,800 shares of Company Common Stock were held by the Company in its treasury;

(iii) 858,707 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Option Plans, and 3,388,825 shares of Company Common Stock were subject to outstanding Company Options;

(iv) 200,000 shares of Series A Preferred Stock were reserved for issuance in connection with the rights (the “Company Rights”) issued pursuant to the Amended and Restated Rights Agreement, dated as of November 16, 2001, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent (the “Company Rights Plan”);

(v) 15,291 shares of Series A Convertible Preferred Stock were issued and outstanding, which were convertible by their terms into 816,480 shares of Company Common Stock, and no shares of preferred stock of the Company were held by the Company as treasury shares; and

(vi) a warrant to acquire 1,000,000 shares of Company Common Stock from the Company pursuant to the warrant agreement set forth on Section 3.3(a) of the Company Disclosure Schedule, of which a complete and accurate copy was previously made available or delivered to Parent (the “Warrant”), was issued and outstanding.

      Section 3.3 (a) of the Company Disclosure Schedule sets forth a true and complete list, as of June 11, 2004, of all outstanding Company Options and all outstanding Company Stock-Based Awards, granted under the Company Stock Option Plans or otherwise, and all outstanding warrants to purchase shares of Company Common Stock, the number of shares of Company Common Stock (or other stock) subject thereto, the grant dates, expiration dates, exercise or base prices (if applicable) and vesting schedules thereof.

      (b) All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Preferred Stock, Company Options, Company Stock-Based Awards or the Warrant will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote.

      (c) Except as set forth above in Section 3.3(a), as of the close of business on June 11, 2004:

(i) there are not issued, reserved for issuance or outstanding (A) any shares of capital stock or other voting securities or equity interests of the Company, (B) any securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of the Company or (C) any warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of the Company; and

(ii) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

      (d) As of the date hereof, there are no outstanding:

(i) securities of the Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or voting securities or equity interests of any Subsidiary of the Company;

(ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of any Subsidiary of the Company; or

(iii) obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such outstanding securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities.

      There are no outstanding contractual obligations of the Company or any of its Subsidiaries to make any loan or guarantees to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any of the Company’s Subsidiaries or any other Person, other than guarantees by the Company of any indebtedness or other obligations of any of its wholly-owned Subsidiaries and other than loans or guarantees made in the ordinary course consistent with past practice to employees of the Company and its Subsidiaries.

      (e) There are no outstanding contractual obligations of the Company or any of its Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, or (iii) granting any preemptive, right of first refusal or antidilutive right with respect to, any Company Common Stock or Company Preferred Stock or any capital stock of, or other securities in, any of the Company’s Subsidiaries.

      SECTION 3.4     Authority; Noncontravention.

      (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law). The Board of Directors of the Company, at a meeting duly called and held, duly adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions to be entered into by the Company contemplated by this Agreement, (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, (iii) directing that the adoption of this Agreement be submitted as promptly as practicable to a vote at the Company Stockholders’ Meeting and (iv) recommending that the stockholders of the Company adopt this Agreement and approve the Merger, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

      (b) The execution and delivery of this Agreement do not, and (assuming receipt of the Company Stockholder Approval) the consummation of the Merger and the other transactions to be entered into by the Company contemplated by this Agreement and compliance by the Company with the provisions of this Agreement will not, (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any of its Subsidiaries, (ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or alter the rights or obligations of any party under, or result in the creation of any Lien in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, any Contract to which the Company or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or (iii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Law applicable to the Company or any of its Subsidiaries or their respective properties or other assets or the rules and regulations of any stock exchange or regulatory organization applicable to the Company or its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company, and subject to, in the case of clauses (ii) and (iii), the governmental filings, the obtaining of the Company Stockholder Approval and the other matters referred to in Section 3.4(c).

      (c) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any federal, state, local or foreign government, any court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority (each, a “Governmental Entity”) is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation of the Merger or the other transactions contemplated by this Agreement by the Company, except for:

(i) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under the HSR Act or any other applicable competition, merger control, antitrust or similar Law;

(ii) the filing with the United States Securities and Exchange Commission (the “SEC”) of (A) the Joint Proxy/ Prospectus to be included in the Registration Statement and (B) such reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the transactions contemplated by this Agreement;

(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business;

(iv) filings with Governmental Entities to satisfy applicable requirements of Canadian securities Laws and Blue Sky Laws;

(v) any filings required under the rules and regulations of Nasdaq; and

(vi) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on the Company.

      SECTION 3.5     Company SEC Filings.

      (a) The Company has since January 1, 2002 timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) with the SEC required to be filed by the Company (the “Company SEC Filings”). As of their respective filing dates, or if amended, the date of such amendment, the Company SEC Filings complied as to form in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Filings. None of the Company SEC Filings, as of their respective filing dates, or, if amended, the dates of such amendment, if any, filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, except to the extent that information contained in any Company SEC Filing has been revised, amended, supplemented or superseded by a later-filed Company SEC Filing, to the Knowledge of the Company, none of the Company SEC Filings contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      (b) The financial statements (including the related notes) of the Company included in the Company SEC Filings complied at the time they were filed, or if amended, the date of such amendment, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and each fairly presented in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

      (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2003 included in the Company’s Form 10-K for the year ended December 31, 2003, including the notes thereto (the “Company Form 10-K”), or in the financial statements included in any Company SEC Filing filed prior to the date hereof with the SEC after filing the Company Form 10-K, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003, (ii) liabilities and obligations incurred in connection with this Agreement and the Company’s performance of its obligations hereunder, and (iii) liabilities and obligations that would not reasonably be expected to have a Material Adverse Effect on the Company. None of the Subsidiaries of the Company are, or have at any time since January 1, 2002 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

      (d) No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as an exhibit to the Company Form 10-K has been amended or modified, except for such amendments or modifications that have been filed as an exhibit to a subsequently dated Company SEC Filing or are not currently required to be filed with the SEC.

      SECTION 3.6     Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as permitted pursuant to Section 5.1, since December 31, 2003, except as disclosed in the Filed Company SEC Filings, the Company and each of its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and there has not been any Material Adverse Effect on the Company, and from such date to the date hereof there has not been:

(a) any material change by the Company or by any of its Subsidiaries in its accounting methods not required pursuant to GAAP;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company’s or any of its Subsidiaries’ capital stock;

(c) any split, combination or reclassification of the Company’s or any of its Subsidiaries’ capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(d) any revaluation by the Company or any of its Subsidiaries of any of their assets having a Material Adverse Effect on the Company; or

(e) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of this Agreement by the Company.

      SECTION 3.7     Litigation. Except as and to the extent disclosed in the Filed Company SEC Filings, there is no suit, claim, action or proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective assets that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against, or, to the Knowledge of the Company, any demand, investigation, audit, inquiry, hearing, review or other similar action brought by any Governmental Entity involving, the Company or any of its Subsidiaries or any of their respective assets that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the Company. There is no suit, claim, action, proceeding, enforcement action or investigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety of, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.

      SECTION 3.8     Contracts.

      (a) Except as filed as exhibits to the Filed Company SEC Filings or as set forth in Section 3.8 of the Company Disclosure Schedule, none of the Company or any of its Subsidiaries is a party to or bound by any Contract as of the date hereof:

(i) any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement; or

(ii) which:

(A) involves, or is reasonably expected to involve, aggregate receipts or expenditures in excess of $1,000,000 in the aggregate or $300,000 per annum and is not cancelable by the Company within one year without penalty;

(B) purports to impose any non-compete or exclusivity provisions in the Designated Territory with respect to, or otherwise purports to restrict in any material respect the development, marketing or distribution of or the conduct of the Company’s, its Subsidiaries’ or its Affiliates’ business with respect to, drug delivery technology, marketed products or products in human clinical trials, except for Contracts listed under Section 3.8(a)(ii)(E);

(C) relates to the registration of securities;

(D) is with an Affiliate of the Company (other than any Subsidiary of the Company), excluding any Company Benefit Agreements;

(E) relates in a material manner to the research, development, distribution, sale, supply, license, marketing, manufacturing or commercialization of Company Products & Technology, provides an exclusive license to a third party relating to Intellectual Property Rights of the Company, or is the in-license of material Intellectual Property relating to Company Products &

Technology other than pre-clinical trial agreements, clinical trial agreements and service agreements entered into in the ordinary course of business consistent with past practice;

(F) would prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement; or

(G) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

      Each Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound of the type described in clauses (i) and (ii) above is referred to herein as a “Company Material Contract.” The Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof.

      (b) Each Company Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the Company’s Knowledge, each other party thereto, and is in full force and effect, except, insofar as this representation is made as of the Closing Date, as would not be reasonably likely to have a Material Adverse Effect on the Company. The Company has not received any written notice from any other party to any Company Material Contract, and otherwise has no Knowledge, that such third party intends to terminate, not renew, or challenge the validity or enforceability of any Company Material Contract, except for such terminations, non-renewals or challenges as would not be reasonably likely to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries, and, to the Knowledge of the Company, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on the Company.

      SECTION 3.9     Compliance with Laws; Permits. Each of the Company and its Subsidiaries is in compliance with all Laws and rules and regulations of any stock exchange or regulatory organization applicable to it, its properties or other assets or its business or operation except for failures to be in compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries has in full force and effect all approvals, authorizations, certificates, filings, consents, clearances, franchises, licenses, notices and permits of or with all Governmental Entities (collectively, “Permits”), including all Permits under the Federal Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”), and the regulations of the Federal Food and Drug Administration (the “FDA”) promulgated thereunder, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted, except where the failure to have such Permits individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. There has occurred no default under, or violation of, any such Permit, except for any such default or violation that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The consummation of the Merger, in and of itself, will not cause the revocation, limitation, suspension or cancellation of any such Permit that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on the Company.

      SECTION 3.10     Employee Benefit Plans.

      (a) Section 3.10(a) of the Company Disclosure Schedule sets forth a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA and any other plan, policy, program, practice, agreement, understanding or arrangement (whether written or oral) providing compensation or other benefits to any current or former director, officer, employee or consultant (or to any dependent or beneficiary thereof) of the Company or any of its Subsidiaries, which are as of the date hereof, or with respect to any plan intended to be qualified under Section 401(a) of the Code, were within the past 6 years, maintained, sponsored or contributed to by the Company or any of its Subsidiaries, or under which the Company or any of its Subsidiaries has any obligation or liability, whether actual or contingent, including all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements (each a “Company Benefit Plan”). Neither the Company nor, to the Knowledge of the Company, any other Person or entity has any express commitment, whether legally enforceable or not, to modify, change or terminate any Company Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code or as otherwise contemplated by this Agreement. With respect to each Company Benefit Plan, the Company has delivered to Parent true and complete copies of (i) each Company Benefit Plan (or, if not written, a written summary of its material terms), including all plan documents, adoption agreements, trust agreements, insurance contracts or other funding vehicles and all material amendments thereto, (ii) all summaries and summary plan descriptions, including any summary of material modifications, provided by any plan provider or to employees generally, (iii) the most recent annual reports (Form 5500 series) filed with the United States Internal Revenue Service (the “IRS”) or United States Department of Labor (the “DOL”) with respect to such Company Benefit Plan (and, if the most recent annual report is a Form 5500R, the most recent Form 5500C filed with respect to such Company Benefit Plan), (iv) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, if any, (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan and any pending request for such a determination letter, (vi) the most recent nondiscrimination tests performed under the Code (including 401(k) and 401(m) tests) for each Company Benefit Plan, if any, and (vii) all filings made with any Governmental Entity since January 1, 2001, including any filings under the Voluntary Compliance Resolution or Closing Agreement Program or the Department of Labor Delinquent Filer Program.

      (b) Each Company Benefit Plan has been administered in all material respects in accordance with its terms and all applicable Laws, including ERISA and the Code, and contributions required to be made under the terms of any of the Company Benefit Plans as of the date of this Agreement have been timely made or, if not yet due, have been properly reflected on the most recent consolidated balance sheet filed or incorporated by reference in the Company’s SEC filings prior to the date of this Agreement. With respect to the Company Benefit Plans, no event has occurred and, to the Knowledge of the Company, there exists no condition or set of circumstances in connection with which the Company could reasonably be expected to be subject to any Material Adverse Effect (other than for routine benefit liabilities) under the terms of, or with respect to, such Company Benefit Plans, ERISA, the Code or any other applicable Law.

      (c) (i) Each Company Benefit Plan that is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(6) of the Code has either received a favorable determination letter from the IRS as to its qualified status, taking into account the provisions of the legislation collectively referred to as GATT, or the remedial amendment period for such Company Benefit Plan has not yet expired, and each trust established in connection with any Company Benefit Plan that is intended to be exempt from federal income taxation under Section 501(a) of the Code is so exempt, and to the Knowledge of the Company no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust, (ii) to the Knowledge of the Company there has been no prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code and other than a transaction that is exempt under a statutory or administrative exemption) with respect to any Company Benefit Plan that could result in liability to the Company, (iii) each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability (other than benefits payable under the terms of such Company Benefit Plan and liability for ordinary administrative expenses typically incurred in a termination event), (iv) no suit, administrative proceeding, action or other litigation, including any audit or inquiry by the IRS or DOL (other than routine benefit claims), has been brought, or to the Knowledge of the Company is threatened, against or with respect to any such Company Benefit Plan, (v) neither the Company nor any ERISA Affiliate has any liability under ERISA Section 502(i), and (vi) all Tax, annual reporting and other governmental filings required by ERISA and the Code with respect to each Company Benefit Plan have been timely filed in all material respects with the appropriate Governmental Entity and all notices and disclosures have been timely provided in all material respects to participants.

      (d) No Company Benefit Plan is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or other pension plan subject to Title IV of ERISA and none of the Company or any ERISA Affiliate has sponsored or contributed to or been required to contribute to a Multiemployer Plan or other pension plan subject to Title IV of ERISA. No material liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to the Company or any ERISA Affiliate of incurring or being subject (whether primarily, jointly or secondarily) to a material liability thereunder. None of the assets of the Company or any ERISA Affiliate is, or may reasonably be expected to become, the subject of any lien arising under ERISA or Section 412(n) of the Code.

      (e) No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement or any other related agreement, by any employee, officer or director of the Company or any of its Subsidiaries who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) under any Company Benefit Plan could be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

      (f) Except as required by applicable Law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any Person: medical, disability or life insurance benefits. The Company and each ERISA Affiliate is in material compliance with (i) the requirements of the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations (including proposed regulations) thereunder and any similar state Law and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, and the regulations (including the proposed regulations) thereunder.

      (g) With respect to employee benefit plans, programs, and other arrangements providing incentive compensation or other benefits similar to those provided under any Company Benefit Plan to any employee or former employee or dependent thereof, which plan, program or arrangement is subject to the Laws of any jurisdiction outside of the United States (“Foreign Plans”): (i) the Foreign Plans have been maintained in all material respects in accordance with all applicable requirements and all applicable Laws, (ii) if intended to qualify for special tax treatment, the Foreign Plans meet all requirements for such treatment, (iii) if intended to be funded and/or book-reserved, the Foreign Plans are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, and (iv) no material liability exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Foreign Plans.

      (h) There are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans which could reasonably be expected to result in any material liability of the Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the Department of Treasury or the DOL.

      SECTION 3.11     Labor and Other Employment Matters.

      (a) To the Knowledge of the Company, each of the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, and wages and hours. None of the Company or any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice). None of the Company or any of its Subsidiaries is a party to any collective bargaining or other labor union contract applicable to Persons employed by the Company or any of its Subsidiaries, and, as of the date hereof, no collective bargaining agreement or other labor union contract is being negotiated by the Company or any of its Subsidiaries. As of the date hereof, there is no labor dispute, strike, slowdown or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened which may interfere in any respect that would have a Material Adverse Effect on the Company. No labor union or similar organization has otherwise been certified to represent any Persons employed by the Company or any of its Subsidiaries or, as of the date hereof, has applied to represent such employees or is attempting to organize so as to represent such employees. None of the Company, any of the Company’s Subsidiaries or their respective employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any of its Subsidiaries, and there is no charge or complaint against the Company or any of its Subsidiaries by the National Labor Relations Board or any comparable state or foreign agency pending or, to the Knowledge of the Company, threatened, except where such unfair labor practice, charge or complaint would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. There are no material controversies pending or, to the Knowledge of the Company, threatened, between the Company or any of its Subsidiaries and any of their current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any of its Subsidiaries because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others. As of the date hereof, no employee at the level of director or above of the Company or any of its Subsidiaries has given written notice terminating his or her employment with the Company or any of its Subsidiaries.

      (b) The Company has identified in Section 3.11(b) of the Company Disclosure Schedule and has made available to Parent true and complete copies of:

(i) (A) all severance and employment agreements with directors, officers or employees of the Company or any of its Subsidiaries in effect as of the date hereof, and (B) all consulting agreements in effect as of the date hereof to which the Company or any of its Subsidiaries is a party that (1) require a payment by the Company or a Subsidiary upon termination of such agreement prior to the end of its current term, or (2) are not terminable with or without cause within six months;

(ii) all severance programs and policies of the Company and each of its Subsidiaries with or relating to its employees in effect as of the date hereof; and

(iii) all plans, programs, agreements and other arrangements of the Company and each of its Subsidiaries with or relating to its directors, officers, employees or consultants which contain change in control provisions in effect as of the date hereof (all agreements and arrangements in clauses (i) through (iii), the “Company Benefit Agreements”).

None of the execution and delivery of this Agreement or any other related agreement or the consummation of the transactions contemplated hereby or thereby will (either alone or in conjunction with any other event, such as termination of employment) (i) result in any payment (including severance, unemployment compensation, parachute or otherwise) becoming due to any director or any employee of the Company or any of its Subsidiaries or Affiliates from the Company or any of its Subsidiaries or Affiliates under any Company Benefit Plan or otherwise, (ii) significantly increase any benefits otherwise payable under any Company Benefit Plan or (iii) result in any acceleration of the time of payment or vesting of any material benefits. As of the date hereof, no individual who is a party to an employment agreement listed in Section 3.11(b) of the Company Disclosure Schedule or any agreement incorporating change in control provisions with the Company has terminated employment or been terminated, nor to the Knowledge of the Company has any event occurred that could give rise to a termination event, in either case under circumstances that has given, or could give, rise to a severance obligation on the part of the Company under such agreement.

      (c) The Company has provided Parent a list identifying as of the date hereof all full-time and part-time employees of the Company and its Subsidiaries and the employees’ respective positions therewith.

      SECTION 3.12     Taxes.

      (a) The Company and each of its Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all Tax Returns that it was required to file. All such Tax Returns are true and complete in all material respects. All Taxes due and owing by any of the Company and its Subsidiaries (whether or not shown on any Tax Returns) have been paid. Neither the Company nor any of the Company’s Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by a Tax authority in a jurisdiction where any of the Company and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

      (b) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Company SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Company SEC Filings, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

      (c) No deficiencies for Taxes with respect to any of the Company and its Subsidiaries have been claimed in writing, proposed or assessed by a Tax authority. There are no pending or, based on written notice, threatened audits, assessments, administrative proceedings, court proceedings or other actions for or relating to any liability in respect of material Taxes of any of the Company or its Subsidiaries. There are no matters under discussion with any Tax Authority with respect to Taxes that are likely to result in an additional liability for Taxes with respect to any of the Company or its Subsidiaries. No issues relating to Taxes of the Company or any of its Subsidiaries were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to recur with a Material Adverse Effect on Taxes in a later taxable period. The Company has delivered or made available to Parent true and complete copies of federal, state and local income Tax Returns of each of the Company and its Subsidiaries and their predecessors for the years ended December 31, 1997, 1998, 1999, 2000, 2001, 2002 and promptly upon their availability, 2003, and true and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries or any predecessors since December 31, 1999, with respect to Taxes of any type. Neither the Company nor any of its Subsidiaries nor any predecessor has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

      (d) There are no material Liens for Taxes upon the assets of any of the Company and its Subsidiaries (other than with respect to Permitted Liens for Taxes or Liens for Taxes that are being contested in good faith and for which an adequate reserve has been established). No power of attorney (other than powers of attorney authorizing employees of the Company or any of its Subsidiaries to act on behalf of the Company or such Subsidiaries, respectively) with respect to any Taxes has been executed or filed with any Tax authority.

      (e) None of the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Each of the Company and its Subsidiaries has, within the time and in the manner prescribed by applicable Law, withheld and paid over all material Taxes required to have been withheld and paid over in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party (whether domestic or foreign).

      (f) Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any other Person (other than the Company and any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee, by contract, or otherwise. None of the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is the Company). None of the Company nor any of its Subsidiaries is a party to, is bound by or has any obligation under any Tax sharing, Tax allocation or Tax indemnity agreement or similar Contract or arrangement.

      (g) Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997, and neither the stock of the Company nor the stock of any of its Subsidiaries has been distributed in a transaction satisfying the requirements of Section 355 of the Code since April 16, 1997.

      (h) Neither the Company nor any of its Subsidiaries (i) is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or contract which is treated by the parties as a partnership for Tax purposes, (ii) owns a single member limited liability company which is treated as a disregarded entity, (iii) is a “United States shareholder” (as defined in Section 951(b) of the Code) of a “controlled foreign corporation” as defined in Section 957 of the Code, (iv) is a “personal holding company” as defined in Section 542 of the Code or (v) is a “passive foreign investment company” within the meaning of Section 1297 of the Code.

      (i) Neither the Company nor any of its Subsidiaries has entered into or participated in any transaction identified as a “listed transaction” for purposes of Treasury Regulations §§ 1.6011-4(b)(2) or 301.6111-2(b)(2).

      SECTION 3.13 Environmental Matters. Except as disclosed in the Filed Company SEC Filings:

(a) The Company and each of its Subsidiaries (i) are in compliance with all, and are not subject to any liability, in each case with respect to any, applicable Environmental Laws, (ii) hold or have applied for all Environmental Permits necessary to conduct their current operations and (iii) are in compliance with their respective Environmental Permits, except, in each case, as would not, and would not reasonably be expected to, individually or in the aggregate have a Material Adverse Effect on the Company.

(b) Since January 1, 2000, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information from any Governmental Entity alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law. Since January 1, 2000 to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law.

(c) Since January 1, 2000, neither the Company nor any of its Subsidiaries (i) has entered into or agreed to any consent decree or order or is subject to any judgment, decree or judicial order relating to compliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials and, to the Knowledge of the Company, no investigation, litigation or other proceeding is pending or threatened in writing with respect thereto or (ii) is an indemnitor in connection with any claim threatened or asserted in writing by any third-party indemnitee for any liability under any Environmental Law or relating to any Hazardous Materials.

(d) None of the real property owned or leased by the Company or any of its Subsidiaries is listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA.

(e) There have been no Hazardous Materials generated by the Company or any of its Subsidiaries that have been disposed of by the Company, or to its Knowledge, any third party, or come to rest at any site that has been listed or, to the Knowledge of the Company, proposed for listing on the “National Priorities List” under CERCLA, as updated through the date hereof, or any similar state or foreign list of sites requiring investigation or cleanup, except as would not, and would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the Company.

      SECTION 3.14 Title to Properties.

      (a) Each of the Company and its Subsidiaries has good and valid title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and other assets (other than Intellectual Property and other intangible assets) necessary for the conduct of its business as currently conducted, except as have been disposed of in the ordinary course of business consistent with past practice and except for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted. All such properties and other assets, other than properties and other assets in which the Company or any of its Subsidiaries has a leasehold or sublease interest or other comparable contract right, are free and clear of all Liens, except for Permitted Liens and for defects in title, easements, restrictive covenants and similar encumbrances that individually or in the aggregate have not materially interfered with, and would not reasonably be expected to materially interfere with, its ability to conduct its business as presently conducted.

      (b) Each of the Company and its Subsidiaries has complied with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company is a party and under which it is in occupancy are in full force and effect, except for such failure to comply or be in full force and effect that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the Company and its Subsidiaries is in possession of the properties or assets purported to be leased under all its leases, except for such failure to be in possession that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received as lessee any written notice from the lessor of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a default with respect to any material lease or sublease to which it is a party.

      SECTION 3.15 Intellectual Property.

      (a) Section 3.15(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all patents and applications therefor, registered trademarks and applications therefor and material domain name registrations owned by the Company or any of its Subsidiaries. Such intellectual property rights as listed in Section 3.15(a) of the Company Disclosure Schedule, together with any rights in the Intellectual Property owned or licensed by the Company or any of its Subsidiaries, are collectively referred to herein as “Intellectual Property Rights.” All Intellectual Property Rights necessary to conduct the business of the Company and its Subsidiaries as presently conducted (including the manufacture, use or sale of Company Products & Technology) are either (i) owned by, or subject to an obligation of assignment to, the Company or a Subsidiary of the Company free and clear of all Liens other than Permitted Liens or (ii) licensed to the Company or a Subsidiary of the Company free and clear of all Liens, other than Permitted Liens, subject in the case of both (i) and (ii) to any rights granted by the Company or its Subsidiaries to any third party pursuant to any license agreements disclosed in the Company Disclosure Schedule or under a license to use such information for evaluation purposes provided pursuant to confidentiality and nondisclosure agreements or material transfer agreements entered into in the ordinary course of business. There are no actions, suits, proceedings or claims pending or, to the Knowledge of the Company, threatened in writing or in a manner that would reasonably be expected to result in any actions, suits, proceedings or claims with regard to the ownership or licensing by the Company or any of its Subsidiaries of any Intellectual Property Rights.

      (b) To the Knowledge of the Company, the Intellectual Property Rights of the Company or any of its Subsidiaries have not been infringed or misappropriated, and are not being infringed or misappropriated, in a manner which individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the Company.

      (c) There are no actions, suits, proceedings or claims pending or, to the Knowledge of the Company, threatened in writing or in a manner that would reasonably be expected to result in any actions, suits, proceedings or claims claiming that the Company or any of its Subsidiaries has infringed or is infringing (including with respect to the manufacture, use or sale by the Company or any of its Subsidiaries of any Company Products & Technology or to the operations of the Company and its Subsidiaries) any intellectual property rights of any Person. To the Knowledge of the Company, there is no intellectual property right or other legal right (except as may be contained in any Company Material Contract) that could be asserted by a Person to exclude or prevent the Company or any of its Subsidiaries from developing, manufacturing, using or selling any Company Products & Technology that is material to the conduct of the business of the Company and its Subsidiaries. To the Knowledge of the Company, other than pursuant to a license to use such information for evaluation purposes provided pursuant to nondisclosure agreements or material transfer agreements entered into in the ordinary course of business, there is no contractual restriction on the use of any Intellectual Property Rights which are owned by or licensed to the Company, other than as set forth in the agreements identified in the Company Disclosure Schedule.

      (d) The patent applications listed in Section 3.15(a) of the Company Disclosure Schedule that are owned by the Company or any of its Subsidiaries are pending and have not been abandoned (except in the ordinary course of prosecution), and have been prosecuted in the ordinary course. All patents, registered trademarks and applications therefor owned by the Company or any of its Subsidiaries that are material to the conduct of the business of the Company or its Subsidiaries have been duly registered and/or filed with or issued by each appropriate Governmental Entity in the jurisdiction(s) indicated in Section 3.15(a) of the Company Disclosure Schedule, all necessary affidavits of continuing use have been timely filed, and all necessary maintenance fees have been timely paid to continue all such rights in effect except with respect to abandoned applications, patents or trademarks in the ordinary course of prosecution and maintenance. None of the patents listed in Section 3.15(a) of the Company Disclosure Schedule that are owned by the Company or any of its Subsidiaries has been declared invalid, in whole or in part, by any Governmental Entity. There are no ongoing interferences, oppositions, reissues, reexaminations or other proceedings involving any of the patents or patent applications listed in Section 3.15(a) of the Company Disclosure Schedule and owned by the Company or any of its Subsidiaries, including ex parte and post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency, other than such interferences, oppositions, reissues, reexaminations or proceedings that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. Each of the patents owned by the Company or any of its Subsidiaries to the Knowledge of the Company does not fail to name an inventor or name a Person not an inventor of the claims thereof under circumstances that would rise to the level of a violation of 37 CFR 1.56(c) or foreign equivalent thereof as determined in accordance with the Laws of the jurisdiction in which such patent is issued. Each inventor named on the patents and patent applications listed in Section 3.15(a) of the Company Disclosure Schedule that are owned by the Company or any of its Subsidiaries, alone or together with any joint owners, has executed an agreement agreeing to assign or actually assigning his or her entire right, title and interest in and to such patent or patent application, and the inventions embodied and claimed therein, to the Company or a Subsidiary of the Company, alone or together with any joint owners as appropriate. To the Knowledge of the Company, no such inventor has any contractual or other obligation that would preclude any such assignment or otherwise conflict with the obligations of such inventor to the Company or such Subsidiary or appropriate owners under such agreement with the Company or such Subsidiary or such appropriate owners, as the case may be.

      (e) Section 3.15(e) of the Company Disclosure Schedule sets forth a true and complete list of all Contracts with respect to any options, rights or licenses relating to Intellectual Property Rights granted (i) to the Company or any of its Subsidiaries (other than Contracts commonly generated in the ordinary course of business (including software licenses for generally available software, employee assignment agreements, nondisclosure agreements, consulting agreements, material transfer agreements, service agreements, clinical trial agreements and evaluation agreements)) or (ii) by the Company or any of its Subsidiaries to any other Person (other than agreements commonly generated in the ordinary course of business (including software licenses for generally available software, employee assignment agreements, nondisclosure agreements, consulting agreements, material transfer agreements, service agreements, clinical trial agreements and evaluation agreements)), in the case of each of clauses (i) and (ii) other than Contracts that are not material to the business of the Company and its Subsidiaries taken as a whole. Section 3.15(e) of the Company Disclosure Schedule sets forth, as of the date hereof, all Contracts under which the Company or any Subsidiary of the Company is obligated to make any payments of amounts in excess of $50,000 (in any form, including royalties, milestones and other contingent payments) to third parties for use of any Intellectual Property Rights with respect to the commercialization of any of the Company Products & Technology.

      (f) The Company and its Subsidiaries have taken reasonable steps to maintain their material trade secrets in confidence, including entering into Contracts that generally require licensees, contractors and other third persons with access to such trade secrets to keep such trade secrets confidential.

      (g) Section 3.15(g) of the Company Disclosure Schedule sets forth a true and complete list of each application or official request for any extension (i.e., under Hatch-Waxman) of the term of any patent owned or licensed by the Company or any of its Subsidiaries relating to any Company Products & Technology that was subject to regulatory review, including an identification of the patent and the term extension requested.

      (h) As used in this Agreement, “Company Products & Technology” means the drug products or candidates being sold or manufactured by the Company or that are the subject of human clinical trials conducted for or by the Company, each of which is set forth in Section 3.15(h) of the Company Disclosure Schedule, and the drug delivery platform technologies listed in Section 3.15(h) of the Company Disclosure Schedule.

      SECTION 3.16 Development, Distribution, Marketing, Supply and Manufacturing Agreements. Section 3.16 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all Contracts to which the Company or any of its Subsidiaries is a party (i) relating in a material manner to research, development, distribution, sale, supply, license, marketing or manufacturing of any product of the Company or any Subsidiary of the Company or any product or patent or other Intellectual Property Right licensed by the Company or any Subsidiary of the Company to any third party, in each case that have a remaining value of $250,000 or more individually and (ii) relating in a material manner to the distribution by third parties of any product of the Company or any Subsidiary of the Company or any product or patent or other Intellectual Property Right licensed by the Company or any Subsidiary of the Company to any third party. The Company has made available to Parent a true and complete copy of each such Contract.

      SECTION 3.17 Regulatory Compliance.

      (a) As to each product subject to the FDCA and the FDA regulations promulgated thereunder or similar Laws in any foreign jurisdiction that are developed, manufactured, tested, distributed, labeled, stored and/or marketed by the Company or any of its Subsidiaries (each such product, a “Medical Device”, a “Biologic” or a “Drug”, as the case may be), each such Medical Device, Biologic or Drug is being developed, manufactured, tested, distributed, labeled, stored and/or marketed by the Company and, to the Knowledge of the Company, marketed, by each other Person developing, manufacturing, testing, distributing, labeling, storing and/or marketing such Medical Device or Drug on behalf of the Company, in compliance with all applicable FDA, state and foreign Laws, including those relating to investigational use, premarket clearance or marketing approval to test, manufacture or market a Medical Device, and investigational new drug applications, investigational device exemptions, new drug applications, biological license applications or abbreviated new drug applications to test, manufacture or market a new Biologic or a new Drug, good manufacturing and quality systems requirements, labeling, advertising, record keeping, filing of reports and security, and in compliance with the American Medical Association’s guidelines on gifts to physicians, except for failures in compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company. As of the date hereof, neither the Company nor any of its Subsidiaries has received and, to the Knowledge of the Company, none of its or its Subsidiaries’ licensees have received, any material notice or other material communication from the FDA or any other Governmental Entity (i) contesting the investigational or premarket clearance or approval of, the testing of, the uses of or the labeling or promotion of any products of the Company or any of its Subsidiaries or (ii) otherwise alleging any material violation applicable to any Medical Device, Biologic or Drug by the Company or any of its Subsidiaries of any Law, including Notice of Inspectional Observations (Form FDA 483), Notices of Adverse Findings, Warning Letters, Untitled Letters or other similar communication by any Governmental Entity.

      (b) No Medical Device, Biologic or Drug is under consideration for or has been recalled, withdrawn, suspended, or discontinued (other than for commercial or other business reasons) or required a field notification, field alert, or field correction by the Company or any of its Subsidiaries in the United States or outside the United States (whether voluntarily or otherwise). No proceedings in the United States or outside of the United States of which the Company has Knowledge (whether completed or pending) seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Device, Biologic or Drug are pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, any licensee of any Medical Device, Biologic or Drug, nor have any such proceedings been pending at any time in the five year period prior to the date hereof. To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any audit, investigation, suit, claim, action (legal or regulatory) or proceeding (legal or regulatory) with respect to a recall, withdrawal, suspension, seizure or discontinuance, or a change in the marketing classification or labeling of any Drug, Medical Device or Biologic of the Company or with respect to any of the Company Products & Technology. True and complete copies of all material data of the Company with respect to the safety or efficacy of the Medical Devices, Biologics, Drugs or Company Products & Technology have been made available to Parent.

      (c) All clinical trials and, to the Knowledge of the Company, all studies, tests and preclinical studies conducted by or on behalf of the Company or any of its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable Laws and Permits. The descriptions of the results of such studies, tests and trials submitted to FDA and other Governmental Entities are true and complete in all material respects and fairly present the data derived from such studies, tests and trials, and neither the Company nor any of its Subsidiaries has Knowledge of any such studies, tests or trials the results of which the Company or any of its Subsidiaries believes reasonably call into question its studies, tests, or trial results. Neither the Company nor any of its Subsidiaries has received any notices or correspondence from any Governmental Entity requiring the termination of, suspension of, or modification which materially affects the design, end points or intended purpose of, any studies, tests or preclinical or clinical trials conducted by or on behalf of the Company or any of its Subsidiaries.

      (d) All reports, documents, claims, notices, or approvals required to be filed, obtained, maintained, or furnished to any Governmental Entity for each material Medical Device, Biologic or Drug by the Company or any of its Subsidiaries have been so filed, obtained, maintained or furnished, and all such reports, documents, claims and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). As to each Medical Device, Biologic or Drug of the Company or any of its Subsidiaries for which a premarket approval application, biological license application, new drug application, premarket clearance or approval, investigational new drug application, ANDA investigational device exemption other state or foreign regulatory application has been submitted, approved or cleared, the Company and its Subsidiaries are in compliance with all legal requirements including 21 U.S.C. §§ 360c and 355 or 21 C.F.R. Parts 800, 312, 314, 600 or 601 et seq., respectively, and other applicable Laws and all terms and conditions of such licenses or applications, except for any such failure or failures to be in compliance which individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. As to each such Drug, the Company and any relevant Subsidiary of the Company, and the officers, employees or agents of the Company or such Subsidiary, have included in the application for such Drug, where required, the certification described in 21 U.S.C. § 335a(k)(1) or any similar Law and the list described in 21 U.S.C. § 335a(k)(2) or any similar Law, and each such certification and list was true and correct in all material respects when made. In addition, the Company and its Subsidiaries are in substantial compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 207 and all similar Laws.

      (e) No article of any Medical Device, Biologic or Drug manufactured and/or distributed by the Company or any of its Subsidiaries is (i) adulterated within the meaning of 21 U.S.C. § 351 (or similar Laws) (ii) misbranded within the meaning of 21 U.S.C. § 352 (or similar Laws) or (iii) a product that is in violation of 21 U.S.C. § 355, § 360c or 42 U.S.C. § 262 (or similar Laws), except for failures to be in compliance with the foregoing that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

      (f) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, Affiliate, employee or agent of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any officer, employee or agent of the Company or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a), or any similar Law or authorized by 21 U.S.C. § 335a(b), or any similar Law.

      (g) Neither the Company nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has (i) commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any Medical Device, Biologic or Drug, (ii) commenced, or threatened to initiate, any action to enjoin production of any Medical Device, Biologic or Drug or (iii) to the Company’s Knowledge, commenced, or threatened to initiate, any action to enjoin the production of any Medical Device, Biologic or Drug produced at any facility where any Medical Device, Biologic or Drug is manufactured, tested or packaged, except for any such action that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on the Company.

      (h) To the Knowledge of the Company, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any material investigation, suit, claim, audit, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Entity against or affecting the Company or any of its Subsidiaries relating to or arising under (i) the FDCA or the regulations of the FDA promulgated thereunder or (ii) the Health Care Laws.

      (i) Notwithstanding the foregoing, each representation and warranty made by the Company in this Section 3.17 with respect to the Medical Devices, Biologics or Drugs licensed by the Company to third parties (to the extent the Company has assumed or retained no responsibility for regulatory compliance) set forth on Section 3.17(h) of the Company Disclosure Schedule shall be deemed to be limited to the Company’s Knowledge.

      SECTION 3.18 Corporate Governance Matters.

      (a) The Company and to the Company’s Knowledge each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act or the Exchange Act (in each case, as currently in effect, the “Sarbanes-Oxley Act”) and (ii) the applicable qualification requirements and corporate governance rules and regulations promulgated by the National Association of Securities Dealers. The Company has delivered to Parent the information required to be disclosed by the Company and certain of its officers to the Company’s Board of Directors or any committee thereof pursuant to the certification requirements of Rule 13a-14 under the Exchange Act. Since the date such provisions became applicable to the Company and its Subsidiaries, all auditing services and non-audit services provided to the Company and each of its Subsidiaries have been approved by the audit committee of the Company’s Board of Directors in compliance with Section 10A(h) or Section 10A(i) of the Exchange Act, and to the Company’s Knowledge, no registered public accounting firm or any associate thereof that performs any audit for the Company or any of its Subsidiaries has provided to the Company or any of its Affiliates any service prohibited by Section 10A(g) of the Exchange Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Subsidiaries has, directly or indirectly, made, entered into, arranged, renewed, modified (in any material way) or forgiven any personal loans to any executive officer or director of the Company.

      (b) The management of the Company has (i) in accordance with Rule 13a-15 under the Exchange Act, designed disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the management of the Company by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies in the design or operation of internal controls over financial reporting (“Internal Controls”) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has disclosed to the Company’s auditors any material weaknesses in Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s auditors and/or audit committee since December 31, 2003.

      SECTION 3.19     Insurance. Section 3.19 of the Company Disclosure Schedule contains a true and complete list of all policies of fire, liability, workers’ compensation, title and other forms of insurance owned, held by or applicable to the Company (or its assets or business) as of the date hereof, and the Company has heretofore made available to Parent a true and complete copy of all such policies, including all occurrence-based policies applicable to the Company (or its assets or business) for all periods prior to the Closing Date. All such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are in full force and effect, all premiums due with respect thereto have been paid as of the date hereof, and, insofar as this representation is made as of the Closing Date, there has not been a lapse of coverage between the date hereof and the Effective Time with respect to the matters covered by any such policies. Such policies are sufficient for compliance by the Company in all material respects with all Contracts to which the Company is a party, and each of the Company and its Subsidiaries has complied in all material respects with the provisions of each such policy under which it is an insured party. There are no pending or, to the Knowledge of the Company, threatened claims under any insurance policy that individually or in the aggregate have had or would reasonably be expected to have a Material Adverse Effect on the Company.

      SECTION 3.20     Voting Requirements. The affirmative vote of holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement and approve the Merger (the “Company Stockholder Approval”) is the only action or vote of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement and approve the transactions contemplated hereby.

      SECTION 3.21     State Takeover Statutes; Self-Dealing. The Board of Directors of the Company has approved the terms of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, and such approval represents all the action necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the provisions of Section 203 of the DGCL and the provisions of Section Fifth of the Company Certificate of Incorporation. No other Delaware or Colorado state takeover statute (including any “fair price,” “merger moratorium” or “control share acquisition” statute or regulation) or similar Delaware or Colorado statute or regulation applies to or purports to apply to this Agreement or the Merger or the other transactions contemplated by this Agreement.

      SECTION 3.22     Brokers; Advisory Fees. No broker, investment banker, financial advisor or other Person, other than Banc of America Securities LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has delivered or made available to Parent true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of the persons to whom such fees are payable.

      SECTION 3.23     Opinion of Financial Advisor. The Board of Directors of the Company has received the opinion of its financial advisor, Banc of America Securities LLC, dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders of shares of Company Common Stock is fair, from a financial point of view, to such holders. A signed copy of the written opinion confirming such oral opinion will be delivered to Parent promptly after delivery thereof to the Company.

      SECTION 3.24     Company Rights Plan. Neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated hereby will (a) cause any of the Company Rights to become exercisable, (b) cause Parent or Merger Sub to be an Acquiring Person (each as defined in the Company Rights Plan) or (c) give rise to a Distribution Date, a Stock Acquisition Date, a Section 11(a)(ii) event or a Section 13 Event (each as defined in the Company Rights Plan).

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

      Except as set forth on the disclosure schedule delivered by Parent to the Company prior to the execution of this Agreement, which disclosure schedule specifies the section or subsection of this Agreement to which the exception relates, and subject to Section 9.13 (the “Parent Disclosure Schedule”), Parent and Merger Sub represent and warrant to the Company as follows:

      SECTION 4.1     Organization, Standing and Corporate Power. Each of Parent and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to carry on its business as now being conducted. Section 4.1 of the Parent Disclosure Schedule contains a true and complete list of each jurisdiction where Parent is qualified to do business. Each of Parent and its Subsidiaries has corporate or equivalent qualification to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate is not reasonably likely to have a Material Adverse Effect on Parent. Parent has made available to the Company prior to the execution of this Agreement true and complete copies of its Notice of Articles (the “Parent Notice of Articles”) and Articles (the “Parent Articles”) and the Certificate of Incorporation and Bylaws of Merger Sub, in each case as amended to the date hereof. Neither Parent nor Merger Sub is in violation of any of the provisions of the Parent Notice of Articles or the Parent Articles or its Certificate of Incorporation or Bylaws, as applicable.

      SECTION 4.2     Subsidiaries. Section 4.2 of the Parent Disclosure Schedule lists each of the Subsidiaries of Parent and, for each such Subsidiary, the jurisdiction under which laws it was organized and, as of the date hereof, each jurisdiction in which Subsidiary has corporate or equivalent qualification to do business. All the issued and outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests. Except with respect to (a) the securities of non-Affiliates held for investment purposes which do not constitute more than a 2% interest in any such non-Affiliate or (b) the capital stock of, or voting securities or equity interests in, its Subsidiaries, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

      SECTION 4.3     Capital Structure.

      (a) The authorized capital stock of Parent consists of 500,000,000 Parent Common Shares and 5,000,000 first preference shares, no par value (the “Parent Preferred Shares”). At the close of business on June 10, 2004:

(i) 69,581,317 Parent Common Shares were issued and outstanding;

(ii) no Parent Common Shares were held by Parent in its treasury;

(iii) 7,949,457 Parent Common Shares were reserved and available for issuance pursuant to the Parent Stock Option Plans;

(iv) 7,066,877 Parent Common Shares were subject to outstanding Parent Options;

(v) no Parent Common Shares were subject to vesting and restrictions on transfer pursuant to agreements with Parent;

(vi) no Parent Preferred Shares were issued or outstanding or were held by Parent as treasury shares;

(vii) 9,692,637 Parent Common Shares were reserved and available for issuance pursuant to conversion of outstanding convertible notes; and

(viii) Parent has issued Parent Rights pursuant to the Parent Rights Plan.

      Section 4.3(a) of the Parent Disclosure Schedule sets forth a true and complete list, as of May 31, 2004, of all Parent Options and all outstanding Parent Share-Based Awards, granted under the Parent Stock Option Plans or otherwise, and all outstanding warrants, the number of Parent Common Shares (or other stock) subject thereto, the grant dates, expiration dates, exercise or base prices (if applicable) and vesting schedules thereof.

      (b) All outstanding shares of capital stock of Parent are, and all shares which may be issued pursuant to the Parent Preferred Shares or Parent Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and not subject to a hold period under securities Laws of Canada subject to requirements of general application or the Toronto Stock Exchange (in each case, other than in respect of control persons). Other than Parent’s outstanding 3% convertible senior notes due 2023 (the “Parent Convertible Notes”), there are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote.

      (c) Except as set forth above in Section 4.3(a) and except for the Parent Convertible Notes and the Parent Common Shares to be issued in connection with the Merger, as of the close of business on June 10, 2004:

(i) there are not issued, reserved for issuance or outstanding: (A) any shares of capital stock or other voting securities or equity interests of Parent or any of its Subsidiaries; (B) any securities of Parent or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock or other voting securities or equity interests of Parent or of any Subsidiary of Parent; or (C) any warrants, calls, options or other rights to acquire from Parent or any of its Subsidiaries, and no obligation of Parent or any of its Subsidiaries to issue, any capital stock, voting securities, equity interests or securities convertible into or exchangeable or exercisable for capital stock or voting securities of Parent or any Subsidiary of Parent;

(ii) there are not any outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any such securities or to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities; and

(iii) there are no outstanding contractual obligations of Parent or any of its Subsidiaries to make any loan or guarantee to, or any equity or other investment (in the form of a capital contribution or otherwise) in, any of Parent’s Subsidiaries or any other Person, other than guarantees by Parent of any indebtedness or other obligations of any of its wholly-owned Subsidiaries and other than loans or guarantees made in the ordinary course consistent with past practice to employees of Parent and its Subsidiaries.

      (d) The Parent Common Shares to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid and nonassessable and will not be issued in violation of any preemptive rights.

      (e) There are no outstanding contractual obligations of Parent or any of its Subsidiaries (i) affecting the voting rights of, or (ii) except as provided for in the Parent Convertible Notes, granting any preemptive, right of first refusal or antidilutive right with respect to, any Parent Common Shares or Parent Preferred Shares or any capital stock of, or other securities in, any of Parent’s Subsidiaries.

      SECTION 4.4     Authority; Noncontravention.

      (a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, in the case of Parent with respect to the consummation of the Merger, obtaining the Parent Shareholder Approval. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, as applicable, enforceable against Parent and Merger Sub, as applicable, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding at equity or at law). The Board of Directors of Parent, at a meeting duly called and held, duly adopted resolutions: (i) approving this Agreement, the Share Issuance and the other transactions to be entered into by Parent contemplated by this Agreement; (ii) declaring that it is in the best interest of Parent and its shareholders that Parent enter into this Agreement and that the transactions contemplated by this Agreement, including the Merger and the Share Issuance, be consummated, (iii) directing that the Share Issuance be submitted as promptly as practicable to a vote at the Parent Shareholders’ Meeting; (iv) recommending that the shareholders of Parent approve the Share Issuance and (v) appointing David R. Bethune as an additional director to the Board of Directors of Parent effective as of the Effective Time, and appointing David R. Bethune as Vice Chairman for a period of three months, commencing at the Effective Time, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

      (b) The execution and delivery of this Agreement do not, and (assuming receipt of Parent Shareholder Approval) the consummation of the Merger and the other transactions contemplated by this Agreement to be entered into by Parent or Merger Sub and compliance by Parent and Merger Sub with the provisions of this Agreement will not: (i) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, the Parent Notice of Articles and the Parent Articles or the Certificate of Incorporation or Bylaws of Merger Sub; (ii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or other assets of Parent or Merger Sub under, any Contract to which Parent or Merger Sub is a party or any of their respective properties or other assets is subject; or (iii) conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, any Law applicable to Parent or Merger Sub or their respective properties or other assets or the rules and regulations of the Toronto Stock

Exchange or any other stock exchange or regulatory organization applicable to Parent or its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub, and subject to, in the case of clauses (ii) and (iii), the governmental filings, the obtaining of the Parent Shareholder Approval and the other matters referred to in Section 4.4(c).

      (c) No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filings with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Merger or the other transactions contemplated by this Agreement by Parent, except for:

(i) the filing of a premerger notification and report form under the HSR Act, and the receipt, termination or expiration, as applicable, of approvals or waiting periods required under the HSR Act or any other applicable competition, merger control, antitrust or similar Law;

(ii) the filing with the SEC of (A) the Joint Proxy/ Prospectus to be included in the Registration Statement and (B) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement;

(iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which Parent or any of its Subsidiaries is qualified to do business;

(iv) filings with Governmental Entities to satisfy applicable requirements of Canadian securities Laws and Blue Sky Laws;

(v) any filings required under the rules and regulations of Nasdaq and the Toronto Stock Exchange; and

(vi) such other consents, approvals, orders, authorizations, actions, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Parent.

      SECTION 4.5     Parent SEC Filings.

      (a) Parent has since January 1, 2002 timely filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) (i) that Parent would be required to file with the SEC if Parent were a reporting person under the Exchange Act (other than requirements arising under Sections 14 and 16 of the Exchange Act) (collectively, the “Parent SEC Filings”) and (ii) required to be filed by Parent in accordance with Canadian securities laws (collectively, the “Canadian Filings”). As of their respective filing dates, and if amended, the date of such amendment, (A) the Parent SEC Filings complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder applicable to such Parent SEC Filings and (B) the Canadian Filings complied as to form in all material respects with the requirements of British Columbia corporate and Canadian securities laws applicable to such filings. None of the Parent SEC Filings, as of their respective filing dates, and, if amended, the dates of such amendment, if any, filed prior to the date hereof, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, except to the extent that information contained in any Parent SEC Filing has been revised, amended, supplemented or superseded by a later filed Parent SEC Filing with the SEC, to the Knowledge of Parent, none of the Parent SEC Filings contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

      (b) The financial statements (including the related notes) of Parent included in the Parent SEC Filings complied at the time they were filed, or if amended, the date of such amendment, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and each fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

      (c) Except as and to the extent set forth on the consolidated balance sheet of Parent and its Subsidiaries as of December 31, 2003 included in Parent’s Form 10-K for the year ended December 31, 2003, including the notes thereto (the “Parent Form 10-K”), or in the financial statements included in any Parent SEC Filing filed prior to the date hereof with the SEC after filing the Parent Form 10-K, neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except for (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2003, (ii) liabilities and obligations incurred in connection with this Agreement and Parent’s performance of its obligations hereunder, and (iii) liabilities and obligations that would not reasonably be expected to have a Material Adverse Effect on Parent. None of the Subsidiaries of Parent are, or have at any time since January 1, 2002 been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

      (d) No “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as an exhibit to the Parent Form 10-K has been amended or modified, except for such amendments or modifications that have been filed with the SEC as an exhibit to a subsequently dated Parent SEC Filing or would not currently be required to be filed with the SEC if Parent were a reporting Person under the Exchange Act.

      SECTION 4.6     Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or as permitted pursuant to Section 5.2, since December 31, 2003, except as disclosed in the Filed Parent SEC Filings, Parent and each of its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice and there has not been any Material Adverse Effect on Parent, and from such date to the date hereof there has not been:

(a) any material change by Parent or by any of its Subsidiaries in its accounting methods not required pursuant to GAAP;

(b) any declaration, setting aside or payment of any dividend or other distribution with respect to Parent’s or any of its Subsidiaries’ capital stock;

(c) any split, combination or reclassification of Parent’s or any of its Subsidiaries’ capital stock or any issuance of or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

(d) any revaluation by Parent or any of its Subsidiaries of any of their assets having a Material Adverse Effect on Parent; or

(e) any event or development that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the performance of this Agreement by Parent.

      SECTION 4.7     Litigation. Except as and to the extent disclosed in the Filed Parent SEC Filings there is no suit, claim, action or proceeding pending or, to the Knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries or any of their respective assets that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Parent, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against, or, to the Knowledge of Parent, any demand, requirement, investigation, audit, inquiry, hearing, review or other similar action brought by any Governmental Entity involving, Parent or any of its

Subsidiaries or any of their respective assets that individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on Parent. There is no suit, claim, action, proceeding, enforcement action or investigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries that, as of the date hereof, challenges the validity or propriety of, or seeks to prevent consummation of, the Merger or any other transaction contemplated by this Agreement.

      SECTION 4.8     Contracts.

      (a) Except as filed as exhibits to the Filed Parent SEC Filings or as disclosed in Section 4.8 of the Parent Disclosure Schedule, none of Parent or any of its Subsidiaries is a party to or bound by any Contract which, as of the date hereof (i) would prohibit or materially delay the consummation of the Merger or any of the other transactions contemplated by this Agreement; (ii) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC); (iii) any of the benefits to any party of which will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement; or (iv) relates to the registration of securities. Each Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound of the type described in this Section 4.8, whether or not set forth in Section 4.8 of the Parent Disclosure Schedule, is referred to herein as a “Parent Material Contract.” As of the date hereof, Parent has made available to the Company true and complete copies of all Parent Material Contracts.

      (b) Each Parent Material Contract is valid and binding on Parent and each of its Subsidiaries party thereto and, to Parent’s Knowledge, each other party thereto, and is in full force and effect, except, insofar as this representation is made as of the Closing Date, as would not be reasonably likely to have a Material Adverse Effect on Parent. Parent has not received any written notice from any other party to any Parent Material Contract, and otherwise has no Knowledge, that such third party intends to terminate, not renew, or challenge the validity or enforceability of any Parent Material Contract, except for such terminations, non-renewals or challenges as would not be reasonably likely to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries, and, to the Knowledge of Parent, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that individually or in the aggregate are not reasonably likely to have a Material Adverse Effect on Parent.

      SECTION 4.9     Compliance with Laws; Permits. Each of Parent and its Subsidiaries is in compliance with all Laws and rules and regulations of any stock exchange or regulatory organization applicable to it, its properties or other assets or its business or operation, except for failures to be in compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Each of Parent and its Subsidiaries has in effect all Permits, including all Permits under the FDCA, and the regulations of the FDA promulgated thereunder, necessary for it to own, lease or operate its properties and other assets and to carry on its business and operations as presently conducted, except where the failure to have such Permits individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. There has occurred no default under, or violation of, any such Permit, except for any such default or violation that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. The consummation of the Merger, in and of itself, will not cause the revocation or cancellation of any such Permit that individually or in the aggregate would reasonably be expected to have a Material Adverse Effect on Parent.

      SECTION 4.10     Intellectual Property.

      (a) Parent and/or its Subsidiaries owns or licenses all Intellectual Property necessary for the conduct of Parent’s business, as presently conducted, free and clear of all Liens other than Permitted Liens, subject to any rights granted by Parent or its Subsidiaries to any third party under any licenses set out in the

Parent Disclosure Schedule or under a license to use such information for evaluation purposes provided pursuant to nondisclosure agreements or material transfer agreements entered into in the ordinary course of business. To the Knowledge of Parent, there has been and is no infringement, misappropriation or violation by third parties of any of Parent’s Intellectual Property, except as such infringement, misappropriation or violation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Parent. There is no action, suit, proceeding or claim pending or, to the Knowledge of Parent, threatened in writing or in a manner that would reasonably be expected to result in any action, suit, proceeding or claim by others challenging Parent’s or a Subsidiary’s rights in or to any such Intellectual Property. The Intellectual Property owned by Parent has not been adjudged invalid or unenforceable, in whole or in part, by any Governmental Entity, and there is no pending or to the Knowledge of Parent, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property.

      (b) There is no action, suit, proceeding or claim pending, or to the Knowledge of Parent, threatened in writing or in a manner that would reasonably be expected to result in any action, suit, proceeding or claim, by others that Parent or a Subsidiary has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any Intellectual Property or other proprietary rights of others, and Parent has not received any written notice of such claim. To the Knowledge of Parent, there is no intellectual property right or other legal right (except as may be contained in any Material Contract of Parent) that could be asserted by a Person to exclude or prevent Parent or any of its Subsidiaries from developing, manufacturing, or selling any current product of Parent or its Subsidiaries that is material to the conduct of the business of Parent and its Subsidiaries. To the Knowledge of Parent, no employee of Parent or a Subsidiary is in or has ever been in violation of any material term of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with Parent or actions undertaken by the employee while employed with Parent, except as such violation would not have a Material Adverse Effect on Parent.

      SECTION 4.11     Taxes.

      (a) Parent and each of its Subsidiaries has duly and timely filed with the appropriate Tax authorities or other Governmental Entities all Tax Returns that it was required to file. All such Tax Returns are true and complete in all material respects. All Taxes due and owing by any of Parent and its Subsidiaries (whether or not shown on any Tax Returns) have been paid. Neither Parent nor any of Parent’s Subsidiaries currently is the beneficiary of any extension of time within which to file any material Tax Return. No written claim has ever been made by a Tax authority in a jurisdiction where any of Parent and its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

      (b) The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the financial statements contained in the most recent Parent SEC Filings, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Parent SEC Filings, neither Parent nor any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

      (c) No deficiencies for Taxes with respect to any of Parent and its Subsidiaries have been claimed in writing, proposed or assessed by a Tax authority. There are no pending or, based on written notice, threatened audits, assessments, administrative proceedings, court proceedings or other actions for or relating to any liability in respect of material Taxes of any of Parent or its Subsidiaries.

      SECTION 4.12     Regulatory Compliance.

      (a) Parent and its Subsidiaries are, to the Knowledge of Parent, in compliance with the Health Care Laws material to the operation of their businesses as now being conducted except for failures to be in compliance that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has (i) commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any of its products, (ii) commenced, or threatened to initiate, any action to enjoin production of any of its products or (iii) to Parent’s Knowledge, commenced, or threatened to initiate, any action to enjoin the production of any of its products produced at any facility where any such product is manufactured, tested or packaged, except for any such action that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

      (b) All clinical trials and, to the Knowledge of Parent, all studies, tests and preclinical studies conducted by or on behalf of Parent or any of its Subsidiaries were and, if still pending, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all applicable Laws and Permits. The descriptions of the results of such studies, tests and trials submitted to FDA and other Governmental Entities are true and correct in all material respects and fairly present the data derived from such studies, tests and trials, and neither Parent nor any of its Subsidiaries has Knowledge of any such studies, tests or trials the results of which Parent or any of its Subsidiaries believes reasonably call into question its studies, tests, or trial results. Neither Parent nor any of its Subsidiaries has received any notices or correspondence from any Governmental Entity requiring the termination of, suspension of, or modification which materially affects the design, end points or intended purpose of, any studies, tests or preclinical or clinical trials conducted by or on behalf of Parent or any of its Subsidiaries.

      (c) All reports, documents, claims, notices, or approvals required to be filed, obtained, maintained, or furnished to any Governmental Entity for each material medical device, biologic or drug developed, marketed, manufactured or sold by Parent or any of its Subsidiaries (each a “Parent Product”) have been so filed, obtained, maintained or furnished, and all such reports, documents, claims and notices were true and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). As to each such Parent Product, Parent and any relevant Subsidiary, and the officers, employees or agents of Parent or such Subsidiary, have included in the application for such Parent Product, where required, the certification described in 21 U.S.C. § 335a(k)(1) or any similar Law and the list described in 21 U.S.C. § 335a(k)(2) or any similar Law, and each such certification and list was true and complete in all material respects when made. In addition, Parent and its Subsidiaries are in substantial compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 207 and all similar Laws.

      (d) Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any officer, Affiliate, employee or agent of Parent or any of its Subsidiaries, has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Entity, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Entity, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA or any other Governmental Entity to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy. Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any officer, employee or agent of Parent or any of its Subsidiaries, has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a), or any similar Law or authorized by 21 U.S.C. § 335a(b), or any similar Law.

      (e) Neither Parent nor any of its Subsidiaries has received any written notice that the FDA or any other Governmental Entity has (i) commenced, or threatened to initiate, any action to withdraw its approval or request the recall of any Parent Product, (ii) commenced, or threatened to initiate, any action to enjoin production of any Parent Product or (iii) to Parent’s Knowledge, commenced, or threatened to initiate, any action to enjoin the production of any Parent Product produced at any facility where any Parent Product is manufactured, tested or packaged, except for any such action that individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on Parent.

      (f) To the Knowledge of Parent, there are no facts, circumstances or conditions that would reasonably be expected to form the basis for any material investigation, suit, claim, audit, action (legal or regulatory) or proceeding (legal or regulatory) by a Governmental Entity against or affecting Parent or any of its Subsidiaries relating to or arising under (i) the FDCA or the regulations of the FDA promulgated thereunder or (ii) the Health Care Laws.

      SECTION 4.13     Corporate Governance Matters.

      (a) Parent and to Parent’s Knowledge each of its officers are in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act, (ii) the applicable qualification requirements and corporate governance rules and regulations promulgated by the National Association of Securities Dealers and any other regulatory organization applicable to Parent and (iii) the equivalent applicable Canadian securities laws, rules and regulations. Parent has delivered to the Company the information required to be disclosed by Parent and certain of its officers to Parent’s Board of Directors or any committee thereof pursuant to the certification requirements of Rule 13a-14 under the Exchange Act. Since the date such provisions became applicable to Parent and its Subsidiaries, all auditing services and non-audit services provided to Parent and each of its Subsidiaries have been approved by the audit committee of Parent’s Board of Directors in compliance with Section 10A(h) or Section 10A(i) of the Exchange Act and the equivalent applicable Canadian securities laws, and to Parent’s Knowledge no registered public accounting firm or any associate thereof that performs any audit for Parent or any of its Subsidiaries has provided to Parent or any of its Affiliates any service prohibited by Section 10A(g) of the Exchange Act. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, neither Parent nor any of its Subsidiaries has, directly or indirectly, made, entered into, arranged, renewed, modified (in any material way) or forgiven any personal loans to any executive officer or director of Parent.

      (b) The management of Parent has (i) in accordance with Rule 13a-15 under the Exchange Act, designed disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the management of Parent by others within those entities, and (ii) disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies in the design or operation of Internal Controls which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and has disclosed to Parent’s auditors any material weaknesses in Parent’s Internal Controls and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s Internal Controls. Parent has made available to the Company a summary of any such disclosure made by management to Parent’s auditors and/or audit committee since December 31, 2003.

      SECTION 4.14     Interim Operations of Merger Sub. Each of Merger Sub and Second Merger Sub is a direct, wholly-owned subsidiary of Parent formed solely for the purpose of effecting the Merger or the Second Step Merger, respectively, and has conducted no activity and has incurred no liability or obligation other than as contemplated by this Agreement.

      SECTION 4.15     Parent Shareholder Approval. The affirmative vote of the holders of a majority of the Parent Common Shares represented at the Parent Shareholders’ Meeting or any adjournment or postponement thereof (provided that a quorum of shares are represented in Person or by proxy at such meeting or such adjournment or postponement thereof) is required by the rules and regulations of Nasdaq to approve the Share Issuance (the “Parent Shareholder Approval”). No other action or vote of the holders of any class or series of capital stock of Parent or Merger Sub is necessary to approve the Share Issuance or otherwise in connection with this Agreement or the transactions contemplated hereby.

      SECTION 4.16     Brokers. No broker, investment banker, financial advisor or other Person, other than Merrill Lynch & Co., the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisors or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

      SECTION 4.17     Opinion of Financial Advisor. The Board of Directors of Parent has received the opinion of its financial advisor, Merrill Lynch & Co., dated the date, or shortly prior to the date, of this Agreement, to the effect that, as of the date of such opinion, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent.

      SECTION 4.18     Sufficient Funds. Parent and its Subsidiaries will have at or prior to the Closing and at the Effective Time sufficient immediately available funds and sufficient authorized but unissued shares or treasury Parent Common Shares to pay the Merger Consideration upon consummation of the Merger.

ARTICLE 5.

COVENANTS

      SECTION 5.1     Conduct of Business by the Company. During the period from the date of this Agreement to the earlier of the termination of this Agreement or the Effective Time (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company and its Subsidiaries, or as set forth in Schedule 5.1 or as otherwise permitted or provided for by this Agreement), the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use reasonable best efforts to preserve intact its current business organizations, keep available the services of its current officers and employees and preserve its relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with them with the intention that its goodwill and ongoing business shall be unimpaired in any material respect at the Effective Time. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time (unless required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company and its Subsidiaries, or as set forth in Schedule 5.1 or as otherwise permitted by this Agreement), the Company shall not, and shall not permit any of its Subsidiaries, without the prior written consent of Parent (it being understood and agreed that Parent shall consider each request by the Company for consent in good faith and shall respond to each such request in a timely manner, which shall be within seven calendar days (or such shorter time as may be reasonably required under the circumstances) after the date of receipt of such request accompanied by explanatory documentation reasonably acceptable to Parent), to:

(a) (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than mandatory paid in kind dividends with respect to the Series A Convertible Preferred Stock to the extent required by the Company’s Certificate of Designations, Preferences and Rights of Series A Convertible Exchangeable Preferred Stock filed with the Secretary of State of the State of Delaware on July 18, 2000 (the “2000 Certificate of Designations”), and other dividends or distributions by a wholly-owned Subsidiary to the Company, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of capital stock or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, officer, employee or consultant of the Company or any of its Subsidiaries (true and complete copies of which have been heretofore delivered to Parent);

(b) issue, deliver, sell, grant, pledge or otherwise subject to any Lien any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities (other than (i) the issuance of shares of Company Common Stock upon the exercise of the Warrant or upon the exercise of Company Options outstanding on the date hereof or upon the conversion of Series A Convertible Preferred Stock outstanding on the date hereof, in each case in accordance with their terms on the date hereof, and (ii) preferred stock purchase rights under the Company Rights Plan), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units;

(c) amend (i) the Company Certificate of Incorporation or the Company Bylaws or other comparable charter or organizational documents of any of the Company’s Subsidiaries (other than pursuant to Section 1.4(a) hereof) or (ii) the Company’s Certificate of Designation of the Series A Preferred Stock filed with the Secretary of State of the State of Delaware on September 25, 1998 or the 2000 Certificate of Designations;

(d) directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, or by purchasing assets of, or by any other manner, any Person or division, business or equity interest of any Person or (ii) any assets which, in the case of both clause (i) and (ii), individually have a purchase price in excess of $500,000 or, in the aggregate, have a purchase price in excess of $1,000,000, except for capital expenditures (which are subject to paragraph (g) below), licenses of Intellectual Property (which are subject to paragraphs (g) and (j) below), and purchases of raw materials, equipment, and supplies in the ordinary course of business consistent with past practice;

(e) other than as required by existing Contracts, sell, lease, license, mortgage or otherwise subject to any Lien or otherwise dispose of any of its properties or assets (including securitizations) (other than Intellectual Property and other intangible assets which are subject to paragraphs (g) and (j) below), except (i) sales and disposals of inventory and assets (including inventory of products) in the ordinary course of business consistent with past practice and (ii) the incurrence of Permitted Liens;

(f) (i) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) outside the ordinary course of business, make any loans, advances or capital contributions to, or investments in, any other Person, except, in the case of both clauses (i) and (ii), with respect to a wholly-owned Subsidiary or immaterial amounts or in connection with the purchase of supplies or materials in the ordinary course of business consistent with past practice;

(g) make or agree to make any new capital expenditure or expenditures (including leases and in-licenses), or enter into any Contract or Contracts providing for capital expenditures which, in the aggregate, are in excess of $250,000, other than such expenditures as are in accordance with the Company’s current capital budget (a copy of which has been delivered to Parent);

(h) (i) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 in the aggregate, other than the payment, discharge, settlement or satisfaction in accordance with their terms, of claims, liabilities, obligations or litigation disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Filed Company SEC Filings (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary course of business consistent with past practice, or pursuant to existing Contracts or any additional Contracts permitted by this Section 5.1 or in connection with, or as otherwise provided or contemplated by, this Agreement or any of the transactions contemplated hereby, (ii) cancel any indebtedness owed to the Company or any of its Subsidiaries, except in the ordinary course of business consistent with past practice, (iii) waive or assign any claims or rights of substantial value or (iv) waive any benefits of, fail to enforce, or agree to modify in any respect, or consent to any matter with respect to which consent is required (A) under any standstill or similar agreements prohibiting a third party from purchasing equity interests of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party or (B) other than in the ordinary course of business consistent with past practice, any material confidentiality or similar agreements to which the Company or any of its Subsidiaries is a party;

(i) terminate or modify or amend in any materially adverse respect any Company Material Contract, other than modifications, amendments, or terminations that are immaterial, or waive, release or assign any material rights or claims thereunder;

(j) enter into any material Company Contracts in the fields of ocular, oncology, dermatology, urology, or pain management relating in a material manner to the research, development, distribution, sale, license, marketing, co-promotion or manufacturing by third parties of the Company Products & Technology or products licensed by the Company or its Subsidiaries, or the Intellectual Property Rights of the Company or its Subsidiaries, other than pursuant to (i) confidentiality agreements containing customary terms and conditions entered into in the ordinary course of business consistent with past practice, (ii) consulting agreements entered into in the ordinary course of business consistent with past practice which individually have aggregate values of no more than $100,000, (iii) agreements with third party service providers entered into in the ordinary course of business consistent with past practice, (iv) clinical trial, feasibility study (excluding any having ocular applications) or service agreements entered into in the ordinary course of business consistent with past practice, and (v) any such Contracts currently in place (that have been delivered to Parent prior to the date hereof) in accordance with their terms as of the date hereof;

(k) enter into any Contract to the extent consummation of the transactions contemplated by this Agreement or compliance by the Company with the provisions of this Agreement would reasonably be expected to conflict with, or result in a violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien other than Permitted Liens in or upon any of the properties or other assets of the Company or any of its Subsidiaries under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Contract;

(l) sell, transfer or out-license to any Person or otherwise extend, amend, modify, abandon, or make part of the public domain any rights to the Intellectual Property Rights of the Company or any of its Subsidiaries, other than pursuant to (i) confidentiality agreements entered into in the ordinary course of business consistent with past practice containing customary terms which do not impose any obligations on the Company or its Subsidiaries other than those relating to the treatment of confidential information and (ii) any such Contracts currently in place (that have been disclosed in writing to Parent prior to the date hereof) in accordance with their terms as of the date hereof;

(m) enter into any Contract containing any restriction on the ability of the Company or any of its Subsidiaries to assign its rights, interests or obligations thereunder, unless such restriction would not prohibit the assignment of such Contract to Parent or any of its Subsidiaries in connection with or following the consummation of the Merger and the other transactions contemplated by this Agreement;

(n) enter into any Contract that purports to limit or otherwise restrict the Company or any of its Subsidiaries or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(o) except as required to ensure that any Company Benefit Plan or Company Benefit Agreement is not then out of compliance with applicable Law or to comply with any Contract or Company Benefit Plan or Company Benefit Agreement entered into prior to the date hereof (true and complete copies of which have been heretofore delivered or made available to Parent) or as in accordance with the Company’s 2004 payroll budget (a true and complete copy of which has been delivered or made available to Parent);

(i) adopt, enter into, terminate or amend (A) any collective bargaining agreement or Company Benefit Plan or (B) any Company Benefit Agreement or other agreement, plan or policy involving the Company or any of its Subsidiaries and one or more of their respective current or former directors, officers, employees or consultants relating to compensation for services in such capacities;

(ii) increase in any manner (other than as described in other clauses of this paragraph (o)) the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer or employee;

(iii) pay any benefit or amount not required under any Company Benefit Plan or Company Benefit Agreement or any other benefit plan or arrangement of the Company or any of its Subsidiaries as in effect on the date of this Agreement;

(iv) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries outside the ordinary course of business consistent with past practice (including size, timing and scope);

(v) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, Company Benefit Agreement or Company Benefit Plan (including the grant of Company Options, restricted stock of the Company, “phantom” stock, stock appreciation rights, “phantom” stock rights, stock based or stock related awards, performance units or restricted stock or the removal of existing restrictions in any Company Benefit Agreements, Company Benefit Plans or agreements or awards made thereunder);

(vi) amend or modify any Company Option or the Warrant, except as required pursuant to this Agreement;

(vii) take any action to secure the payment after the Effective Time of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan or Company Benefit Agreement;

(viii) take any action to accelerate the vesting or payment of any compensation or benefit under any Company Benefit Plan or Company Benefit Agreement, other than as required by this Agreement; or

(ix) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined;

(p) except as required by GAAP or by a Governmental Entity, (i) make any change in accounting methods, principles or practices, or (ii) write up, write down or write off the book value of any assets, individually or in the aggregate;

(q) except in the ordinary course of business consistent with past practice, make any material Tax election or settle or compromise any material liability for Taxes, change any annual Tax accounting period, change any method of Tax accounting, file any material amendment to a Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

(r) acquire or in-license, or agree to acquire or in-license, from any Person, any Intellectual Property, except for such licenses or acquisitions that do not involve an upfront payment or payments in any 12-month period in excess of $250,000 or that otherwise are in the ordinary course of business consistent with past practice (including in size and nature);

(s) adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;

(t) make any amendment or other modification to the Company Rights Plan, and the Board of Directors of the Company shall not take any action with respect to, or make any determination under, the Company Rights Plan, including any redemption of the Company Rights;

(u) take any action that is intended, or that could reasonably be expected to, result in any of the conditions to the Merger set forth in Article 7 not being satisfied; or

(v) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

      SECTION 5.2     Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the Effective Time, except as specifically permitted by any other provision of this Agreement or unless the Company shall otherwise agree in writing, Parent shall maintain its existence in good standing under applicable Law, and Parent and its Subsidiaries shall continue to conduct their businesses such that the primary business of Parent and its Subsidiaries, taken as a whole, shall involve biotechnology or pharmaceuticals. Without limiting the foregoing, and as an extension thereof, except as specifically permitted by any other provision of this Agreement or as set forth on Schedule 5.2, the Parent shall not and shall not permit any of its Subsidiaries to (unless required by applicable Laws or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent and its Subsidiaries), between the date of this Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following, without the prior written consent of the Company (it being understood and agreed that the Company shall consider each request by Parent for consent in good faith and shall respond to each such request in a timely manner, which shall be within seven calendar days (or such shorter time as may be reasonably required under the circumstances) after the date of receipt of such request accompanied by explanatory documentation reasonably acceptable to the Company):

(a) amend or otherwise change the Parent Notice of Articles or Parent Articles;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

(c) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(d) directly or indirectly acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or any portion of the assets of, any Person or division thereof, or license any products, technology or Intellectual Property of a third party, except for (i) capital expenditures, purchases of raw materials, equipment and supplies and in-bound licensing of off-the-shelf software, in each case in the ordinary course of business consistent with past practice and (ii) any such transactions in which the fair market value of the total consideration issued in exchange therefor (excluding royalties on future product sales with respect to products not then marketed) shall not be reasonably expected to exceed $200,000,000 in the aggregate, provided that any such transactions do not present individually or in the aggregate a material risk of delaying the Merger or any other transaction contemplated by this Agreement;

(e) license its products, technology or Intellectual Property or sell its rights to its products or technology to third parties, except (i) pursuant to arrangements in effect as of the date hereof, (ii) for sales of inventory in the ordinary course of business consistent with past practice and (iii) for any such transactions for which both the fair market value of the total consideration issued in exchange therefor (excluding royalties on future product sales with respect to products not then marketed) shall not be reasonably expected to exceed $200,000,000 in the aggregate and provided that any such transactions do not individually or in the aggregate present a material risk of delaying the Merger or any other transaction contemplated by this Agreement;

(f) adopt a plan of complete or partial liquidation or dissolution;

(g) take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 7 not being satisfied;

(h) terminate or modify or amend in any materially adverse respect any Parent Material Contract listed on Section 5.2(h) to the Parent Disclosure Schedule, or take any action under any such Contract that is reasonably likely to have a Material Adverse Effect on Parent; or

(i) authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

      Nothing in the foregoing Section 5.2(e) however shall apply to a Parent Takeover, as to which any Parent obligations are set forth solely in Section 6.3(b) of this Agreement.

      SECTION 5.3     Tax-Free Reorganization Treatment.

      (a) Neither Company nor Parent shall, nor shall they permit any of their respective Subsidiaries to, take or cause to be taken any action (whether before or after the Transaction) that would disqualify the Transaction as a reorganization within the meaning of Section 368(a) of the Code (including any action that would prevent the Transaction from satisfying the requirements of Treasury Regulation Section 1.367(a)-3(c)(1)). Parent and the Company shall use their reasonable best efforts, and shall cause their respective Subsidiaries to use their reasonable best efforts, to take or cause to be taken any action (whether before or after the Transaction) that is required to cause the Transaction to qualify as a reorganization within the meaning of Section 368(a) of the Code (including any action that is required to satisfy the requirements of Treasury Regulation Section 1.367(a)-3(c)(1)).

      (b) Each of the Company and Parent shall report the Transaction as a reorganization within the meaning of Section 368 of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Parent will cause the Company to comply with all applicable reporting requirements set forth in the Treasury Regulations under Section 367 of the Code, including Treasury Regulation Section 1.367(a)-3(c)(6).

      (c) The parties hereto shall cooperate and use their commercially reasonable efforts in order for Parent to obtain the opinion of Latham & Watkins LLP described in Section 7.2(c) and for the Company to obtain the opinion of Morrison & Foerster LLP described in Section 7.3(c). In connection therewith, both Parent (together with Merger Sub) and the Company shall deliver to Latham & Watkins LLP and Morrison & Foerster LLP representation letters, dated and executed as of the dates of such opinions, in substantially the form attached to this Agreement as Exhibits 7.2(c)(i) and 7.2(c)(ii), respectively.

      SECTION 5.4     Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the consummation of the Merger. Prior to the consummation of the Merger, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

ARTICLE 6.

ADDITIONAL AGREEMENTS

SECTION 6.1	Registration Statement; Proxy Statement.

      (a) As promptly as practicable after the execution of this Agreement, Parent and the Company shall prepare a joint proxy statement relating to the Company Stockholders’ Meeting and Parent Shareholders’ Meeting (together with any amendments thereof or supplements thereto, the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”; the prospectus contained in the Registration Statement together with the Proxy Statement, the “Joint Proxy/ Prospectus”), in which the Proxy Statement shall be included, in connection with the registration under the Securities Act of the Parent Common Shares to be issued to the stockholders of the Company as Merger Consideration. Each of Parent and the Company shall use reasonable best efforts to cause the Registration Statement to become effective as promptly as practicable, and, prior to the effective date of the Registration Statement, Parent shall take all or any action reasonably required under any applicable securities Laws in connection with the issuance of Parent Common Shares in the Merger or the registration or qualification thereof. Each of Parent and the Company shall furnish all information concerning it and the holders of its capital stock as the other may reasonably request in connection with such actions and the preparation of the Registration Statement and Proxy Statement. As promptly as reasonably practicable after the Registration Statement shall have become effective and the Proxy Statement shall have been cleared by the SEC, the Company and Parent shall mail the Joint Proxy/ Prospectus to their respective shareholders; provided, however, that the parties shall consult and cooperate with each other in determining the appropriate time for mailing the Joint Proxy/ Prospectus in light of the date set for the Company Stockholders’ Meeting and the Parent Shareholders’ Meeting. No filing of, or amendment or supplement to, the Proxy Statement shall be made by the Company or Parent, and no filing of, or amendment or supplement to, the Registration Statement shall be made by Parent, in each case, without providing the other party a reasonable opportunity to review and comment thereon, which comments shall be considered in good faith. Parent shall advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of any request by the SEC for amendment of the Registration Statement or comments thereon and responses thereto and requests by the SEC for additional information, of the issuance of any stop order, or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction. Parent and the Company shall each advise the other, promptly after it receives notice thereof, of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

      (b) The information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders of Parent, (iv) the time of the Company Stockholders’ Meeting and (v) the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to Parent or any of its Subsidiaries, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, Parent shall promptly inform the Company and, to the extent required by applicable Law, an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to stockholders of the Company and shareholders of Parent, as applicable. All documents that Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

      (c) The information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Company, (iii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to shareholders of Parent, (iv) the time of the Company Stockholders’ Meeting and (v) the time of the Parent Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Effective Time any event or circumstance relating to the Company or any of its Subsidiaries, or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, the Company shall promptly inform Parent and, to the extent required by applicable Law, an appropriate amendment or supplement describing such event or circumstance shall be promptly filed with the SEC and disseminated to stockholders of the Company and shareholders of Parent, as applicable. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

      (d) The Company shall use its reasonable best efforts to cause to be delivered to Parent a letter of Deloitte & Touche LLP, its independent auditors, dated (i) as of a date within two days of the date on which the Registration Statement shall become effective and (ii) within two days of the Closing Date, and addressed to Parent, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, the cost of which shall be shared by the Company and Parent equally.

SECTION 6.2	Shareholders’ Meetings.

      (a) The Company shall duly call and hold a meeting of its stockholders (the “Company Stockholders’ Meeting”) as promptly as practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Proxy Statement is cleared by the SEC and after coordination with Parent, provided that the meeting shall be held not later than five Business Days prior to the Outside Date (provided that the Company shall not be required to hold the Company Stockholders’ Meeting prior to the date of the Parent Stockholders’ Meeting), for the purpose of voting upon the adoption of this Agreement and approval of the Merger. In connection with the Company Stockholders’ Meeting and the transactions contemplated hereby, the Company will (i) subject to applicable Law, use its reasonable best efforts (including postponing or adjourning the Company Stockholders’ Meeting to obtain a quorum or to solicit additional proxies) to obtain the necessary approvals by its stockholders of this Agreement and the Merger and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders’ Meeting.

      (b) Parent shall duly call and hold a meeting of its shareholders (the “Parent Shareholders’ Meeting”) as promptly as practicable in accordance with applicable Law following the date the Registration Statement becomes effective and the Proxy Statement is cleared by the SEC and after coordination with the Company, provided that the meeting shall be held not later than five Business Days prior to the Outside Date (provided that Parent shall not be required to hold the Parent Shareholders’ Meeting prior to the date of the Company Stockholders’ Meeting), for the purpose of voting upon the approval of the Share Issuance. In connection with the Parent Shareholders’ Meeting and the transactions contemplated hereby, Parent will (i) subject to applicable Law, use its reasonable best efforts (including postponing or adjourning Parent Shareholders’ Meeting to obtain a quorum or to solicit additional proxies) to obtain the necessary approvals by its shareholders of the Share Issuance and (ii) otherwise comply with all legal requirements applicable to the Parent Shareholders’ Meeting.

      (c) The Board of Directors of the Company shall recommend adoption of this Agreement and approval of the Merger by the stockholders of the Company (the “Company Recommendation”). Subject to Section 6.4, the Company shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy/ Prospectus shall contain such recommendation.

      (d) The Board of Directors of Parent shall recommend the approval of the Share Issuance by the shareholders of Parent (the “Parent Recommendation”), and the Joint Proxy/ Prospectus shall contain such recommendation. Parent shall not withdraw or adversely modify (or propose to withdraw or adversely modify) such recommendation, and the Joint Proxy/ Prospectus shall contain such recommendation.

SECTION 6.3	Access to Information; Parent Takeover Proposal; Confidentiality.

      (a) Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which the Company or Parent or any of their respective Subsidiaries is a party (which such Person shall use reasonable best efforts to cause the counterparty to waive) from the date of this Agreement to the Effective Time, the Company and Parent shall, and shall cause each of its Subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, and agents and other representatives (collectively, “Representatives”) to (i) provide to the other party and its respective Representatives access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof and (ii) subject to applicable Laws relating to the exchange of information, furnish promptly such information concerning the business, properties, Contracts, assets, liabilities, personnel and other aspects of itself and its Subsidiaries as the other party and its Representatives may reasonably request. No investigation conducted pursuant to this Section 6.3(a) shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

      (b) From and after the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Article 7, Parent agrees that in the event it receives a written offer or proposal concerning a Parent Takeover (as defined below) or any written inquiry which it reasonably believes could lead to such an offer or proposal, Parent shall promptly (and in any event within 36 hours) notify the Company that it has received such an offer or proposal and shall thereafter keep the Company reasonably informed as to the status of such offer, proposal or inquiry. As used in this Agreement, “Parent Takeover” shall mean any of the following transactions: (i) a merger, consolidation, business combination, recapitalization or similar transaction involving Parent pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 50% of the aggregate voting power of the surviving or resulting entity of such transaction or the parent of such entity; (ii) a sale or other disposition by Parent or any of its Subsidiaries, directly or indirectly, of assets representing collectively in excess of 50% of the consolidated assets of Parent and its Subsidiaries immediately prior to such sale; (iii) the issuance, sale or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities, in each case by Parent or any Subsidiary representing 50% or more of the voting power of Parent; or (iv) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by Parent), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 50% of the voting power of the then outstanding shares of capital stock of Parent.

      (c) With respect to the information disclosed pursuant to this Section 6.3, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the confidentiality agreement, dated March 23, 2004, previously executed by the Company and Parent (the “Confidentiality Agreement”); provided, however, the restrictions on Parent, its Subsidiaries and Affiliates, and their respective Representatives set forth in paragraphs 3 and 4.3 of the Confidentiality Agreement shall be inapplicable with respect to any of the transactions set forth in this Agreement.

SECTION 6.4	No Solicitation of Transactions.

      (a) The Company agrees that it and its Subsidiaries shall not, and shall not authorize or permit any of their respective directors, officers or employees and shall use reasonable best efforts not to permit their respective Representatives (provided that such agreement shall not apply with respect to employees of the Company below the level of director) to, directly or indirectly:

(i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal;

(ii) participate or engage in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, except to notify such Person as to the existence of these provisions (except to the extent permitted pursuant to this Section 6.4);

(iii) approve, endorse or recommend any Acquisition Proposal with respect to the Company (except to the extent permitted by this Section 6.4); or

(iv) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal or a transaction contemplated thereby (except for confidentiality agreements permitted pursuant to Section 6.4(c)).

(v) The Company shall immediately terminate, and shall cause the Company Subsidiaries to immediately terminate, and shall instruct the Representatives of it and its Subsidiaries to immediately terminate, all discussions or negotiations, if any, with any third party with respect to, or any that could reasonably be expected to lead to or contemplate the possibility of, an Acquisition Proposal. The Company shall as soon as practicable demand that each Person which has executed within the twelve-month period prior to the date of this Agreement a confidentiality agreement with the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal to immediately return or destroy (which destruction shall be certified in writing by such Person to the Company) all confidential information heretofore furnished by the Company or any of its Affiliates or Subsidiaries or any of its or their Representatives to such Person or any of its Affiliates or Subsidiaries or any of its or their Representatives.

      (b) Promptly (but in any event within 36 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

      (c) If the Company receives an Acquisition Proposal which (i) constitutes a Superior Proposal or (ii) which the Board of Directors of the Company in good faith concludes could reasonably be expected to result in a Superior Proposal, the Company shall promptly provide to Parent written notice that shall state expressly (A) that it has received an Acquisition Proposal which constitutes a Superior Proposal or which could reasonably be expected to result in a Superior Proposal, and (B) the identity of the party making such Acquisition Proposal and the material terms and conditions of the Acquisition Proposal (the “Superior Proposal Notice”) and may then take the following actions (either directly or through its Subsidiaries or any of their respective directors, officers, employees or Representatives):

(i) furnish nonpublic information to the third party making such Acquisition Proposal, provided, that (A) prior to so furnishing, the Company receives from the third party an executed confidentiality agreement containing customary standstill provisions and other terms and conditions that are no less restrictive to such third party than the terms and conditions of the Confidentiality Agreement, and (B) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes a copy of such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(ii) participate or engage in any discussions or negotiations with the third party with respect to the Acquisition Proposal.

      (d) For a period of not less than five Business Days after Parent’s receipt from the Company of each Superior Proposal Notice, the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal.

      (e) Notwithstanding anything in this Agreement to the contrary, in response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after the Company’s compliance with Section 6.4(d), the Board of Directors of the Company may withhold, withdraw or modify the Company Recommendation and, in the case of a Superior Proposal that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by the Board of Directors or a committee thereof, a “Change of Recommendation”), if both of the following conditions in Sections 6.4(e)(i) and 6.4(e)(ii) are met:

(i) the Company Stockholder Approval has not been obtained; and

(ii) the Board of Directors of the Company has concluded in good faith, following the receipt of advice of its outside legal counsel, that, in light of such Superior Proposal, the failure of the Board of Directors to effect a Change of Recommendation would result in a breach of its fiduciary obligations to its stockholders under applicable Law.

      (f) Notwithstanding anything to the contrary contained in this Agreement, (i) the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting and to hold a vote of the Company’s stockholders on this Agreement and the Merger at the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal), or by any Change of Recommendation and (ii) in any case in which the Company withholds or withdraws the Company Recommendation pursuant to Section 6.4(e), the Company shall nonetheless submit this Agreement to a vote of its stockholders. The Company agrees that it shall not submit to the vote of its stockholders any Acquisition Proposal (whether or not a Superior Proposal) or propose to do so.

      (g) Nothing contained in this Agreement shall be deemed to restrict the Company from complying with Rules 14d-9 or 14e-2 under the Exchange Act or be deemed to restrict the Company or Parent from making such other disclosures as may be required by federal securities Laws or applicable fiduciary duties Laws.

      (h) Nothing contained in Section 5.1 of this Agreement shall be deemed to limit or restrict in any manner the rights of the Company pursuant to this Section 6.4.

      SECTION 6.5     Appropriate Action; Consents; Filings.

      (a) The Company and Parent shall use their reasonable best efforts to:

(i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable;

(ii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required (A) to be obtained or made by the Company or Parent, respectively, or any of their Subsidiaries, (B) to avoid any action or proceeding by any Governmental Entity (including those in connection with the HSR Act and antitrust and competition Laws of any other applicable jurisdiction), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including the Merger, and (C) to prevent a Material Adverse Effect on the Company or Parent, respectively, from occurring prior to or after the Effective Time;

(iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Merger and the Share Issuance required of the Company or Parent, respectively, under (A) the Securities Act and the Exchange Act, and any other applicable federal or state or Canadian or other foreign securities Laws, (B) the HSR Act and antitrust and competition Laws of any other applicable jurisdiction, (C) the rules and regulations of the Toronto Stock Exchange, and (D) any other applicable Law; and

(iv) give (or shall cause their respective Subsidiaries to give) any notices to third parties or any Governmental Entity required by the Company or Parent, respectively, and use, and cause their respective Subsidiaries to use, reasonable best efforts to obtain any non-governmental third party consents, (A) necessary to consummate the transactions contemplated in this Agreement, (B) required to be disclosed in the Company Disclosure Schedule or the Parent Disclosure Schedule,

as applicable, or (C) required to prevent a Material Adverse Effect on the Company or Parent, respectively, from occurring prior to or after the Effective Time.

      (b) Without limiting Section 6.5(a), Parent and the Company shall duly file with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice, and in any applicable Canadian or foreign jurisdiction with the appropriate Governmental Entity, the notification and report form required under the HSR Act or the antitrust or competition laws of such Canadian or foreign jurisdiction with respect to the transactions contemplated by this Agreement as promptly as practicable, and in any event within ten (10) days after the date hereof. Nothing in this Agreement shall be deemed to require Parent or the Company to agree to, or proffer to, divest or hold separate any assets or other portion of any business of Parent, the Company or any of their respective Subsidiaries.

      (c) Parent and the Company shall cooperate with each other in connection with the making of all filings, the giving of all notices and the obtaining of all consents referenced in Section 6.5(a), including, with respect to filings, providing copies of all such filings (other than information with respect to third parties) to the non-filing party and its advisors prior to filing and, if requested, to consider all reasonable additions, deletions or changes suggested in connection therewith, subject to applicable Law. Subject to applicable Law, each of Parent and the Company shall keep the other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other with copies of written notices or other communications received by Parent or the Company, as the case may be, or any of their respective Affiliates from any third party or Governmental Entity with respect to the transactions contemplated hereby. Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult the other on, all the information relating to the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In the event that either party shall fail to obtain any third party consent described in Section 6.5(a), such party shall use reasonable best efforts, and shall take any such actions reasonably requested by the other party hereto (it being understood that such action may become effective at or after the Effective Time), to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

      (d) Subject to, but without limiting the foregoing Sections 6.5(a) and (b), Parent and the Company shall each use reasonable best efforts to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing, on or before the Outside Date, including defending through litigation on the merits any claim asserted in any court by any Person, and to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Government Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Outside Date).

      (e) From the date of this Agreement until the Effective Time, each party shall promptly notify the other party in writing of any pending or, to the Knowledge of the Company or Parent, as appropriate, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (i) challenging or seeking damages in connection with the Merger or the conversion of Company Common Stock into Parent Common Shares pursuant to the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent or its Subsidiaries to own or operate all or any portion of the businesses or assets of the Company or its Subsidiaries.

      (f) The Company and Parent shall cooperate and use reasonable best efforts to obtain the agreement of the holder of the Warrant to exercise the Warrant prior to Closing. At Parent’s direction, the Company shall exercise its option to cause all outstanding shares of Series A Convertible Preferred Stock to be converted into Company Common Stock prior to Closing.

      (g) Subject to applicable Law, between the date hereof and the Effective Time, the Company and Parent will consult and cooperate on matters relating to the integration of Parent’s and the Company’s respective businesses and personnel following the Effective Time and will periodically meet to discuss and review such matters.

      SECTION 6.6     Certain Notices. From and after the date of this Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 6.6 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice. Subject to applicable Law, promptly after the date hereof, Parent and the Company shall establish a process for an ongoing dialogue and shall communicate on a regular basis from and after the date of this Agreement until the Effective Time with respect to significant business developments of the parties, including any transaction of a type required to be disclosed on a Current Report filed on Form 8-K pursuant to the Exchange Act (or that would be required to be disclosed by a reporting person under the Exchange Act).

      SECTION 6.7     Public Announcements. Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review and make reasonable comment upon, any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby and, except as may be required by applicable Law or any listing agreement with Nasdaq or the Toronto Stock Exchange, will not issue any such press release or make any such public statement prior to such consultation; provided, however, each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal non-public information regarding the other party.

      SECTION 6.8     Nasdaq and Toronto Stock Exchange Listings. Parent shall use reasonable best efforts to cause (a) the Parent Common Shares to be issued in the Merger to be approved, subject to customary conditions, for listing upon the Effective Time on Nasdaq and on the Toronto Stock Exchange, or on such other national securities exchange or Designated Offshore Securities Market as the Parent Common Shares are then listed and (b) the Parent Common Shares issued upon the exercise of converted Company Options or upon the exercise of the Company Warrant as converted pursuant to Section 2.5 hereof, if applicable, to be approved, subject to customary conditions, for listing on Nasdaq and the Toronto Stock Exchange or on such other national securities exchange or Designated Offshore Securities Market as the Parent Common Shares are then listed. Parent shall use reasonable best efforts to insure that there are no legal or regulatory restrictions or limitation on the ability to transfer or resell such Parent Common Shares in Canada or the United States, except for restrictions generally arising under applicable United States and Canadian Law.

      SECTION 6.9     Indemnification of Directors and Officers.

      (a) For six (6) years after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless, and provide advancement of expenses to, all past and present directors and officers of the Company or any of its Subsidiaries and their respective estates, heirs and personal representatives (the “Indemnified Parties”) to the fullest extent permitted by the DGCL and other applicable Law against any costs or expenses (including reasonable expenses of counsel) as incurred (provided such Indemnified Party provides an undertaking to the extent required by the DGCL to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities, and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to acts or omissions occurring at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) in the performance of their duties on behalf of the Company or any such Subsidiary, as applicable or otherwise arising out of or pertaining to in whole or in part the fact that such person is or was a director or officer of the Company or any of its Subsidiaries.

      (b) For six (6) years from the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause to be maintained in effect for the benefit of the Company’s current directors and officers an insurance and indemnification policy that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each such Person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable in the aggregate than those of the Company’s policies in effect on the date hereof; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of the amount set forth on Schedule 6.9(b); provided, further, Parent shall use reasonable best efforts to select a D&O insurance carrier which lists as an approved counsel the law firm (the “Designated Law Firm”) with which the person identified on Schedule 6.9(b) (the “Designated Person”) is then associated. In lieu of the foregoing, Parent may obtain, or request that the Company obtain, from such insurance carrier extended reporting period coverage under the Company’s existing officers’ and directors’ insurance policies; provided, however, Parent shall not be required to pay more than the amount set forth on Schedule 6.9(b) in the aggregate for such extended reporting period coverage and provided, further, that such extended reporting period coverage is no less favorable to the Company’s officers and directors than the foregoing coverage. If such coverage cannot be obtained for such amounts, Parent shall provide, in consultation with the Persons currently covered by the Company’s directors’ and officers’ insurance, the maximum amount of coverage as may be obtained for such amounts.

      (c) Parent shall, and shall cause the Surviving Corporation to, cause to be maintained in effect in the Surviving Corporation’s Certificate of Incorporation and Bylaws provisions with respect to indemnification and advancement of expenses that are at least as favorable to the intended beneficiaries as those contained in the Company Certificate of Incorporation and the Company Bylaws as in effect on the date hereof.

      (d) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party unless, and only to the extent that, Parent is materially prejudiced thereby. In the event of any such claim, action, suit, proceeding or investigation, (i) the Indemnified Parties may retain counsel reasonably satisfactory to Parent (it being understood that such counsel must be included on the list of approved counsel maintained by Parent’s or the Surviving Corporation’s (or its successors’) insurance carrier under the applicable D&O Insurance, that the Designated Law Firm and the Designated Person are each satisfactory to Parent and that if the Designated Law Firm is not on such list and the Designated Person is selected by the Indemnified Parties to represent them as co-counsel in accordance herewith, Parent shall pay the reasonable fees and expenses of the Designated Person and the Designated Law Firm incurred with respect to such representation in addition to fees and expenses of approved counsel), and Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, except to the extent the Indemnified Parties are entitled to retain the Designated Law Firm and the Designated Person as co-counsel, Parent shall be obligated pursuant to this paragraph (d) to pay for only one firm of counsel for all Indemnified Parties unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest, (ii) Parent, the Surviving Corporation and the Indemnified Parties will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without the prior written consent of Parent, provided that Parent shall consent to any Covered Settlement. For purposes of this Section 6.9(d), a “Covered Settlement” shall mean a settlement for monetary damages only which (i) is covered under the D&O Insurance and does not exceed the limits of the applicable D&O Insurance covering such claim, (ii) does not contain an admission of liability on behalf of Parent, the Surviving Corporation or their Affiliates or any other non-monetary conditions binding on Parent, the Surviving

Corporation or their Affiliates, and (iii) has been consented to by the insurance carrier under such D&O Insurance (if such consent is required under the terms of such D&O Insurance).

      (e) Notwithstanding any other provision of this Agreement to the contrary, the provisions of this Section 6.9 are intended to be for the benefit of each Indemnified Party. The obligations of Parent and the Surviving Corporation under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.9 applies without the express written consent of such affected Indemnified Party.

      SECTION 6.10     Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

      SECTION 6.11     Affiliate Letters. The Company shall, promptly after the date hereof and prior to the mailing of the Joint Proxy/ Prospectus, deliver to Parent a list setting forth the names of all persons the Company expects to be, at the time of the Company Stockholders’ Meeting, “affiliates” of the Company for purposes of Rule 145 under the Securities Act. The Company shall furnish such information and documents as Parent may reasonably request for the purpose of reviewing the list. The Company shall use reasonable best efforts to cause each Person who is identified as an affiliate in the list furnished or supplemented pursuant to this Section 6.11 to execute a written agreement, promptly following the date hereof, in substantially the form of Exhibit 6.11 hereto.

      SECTION 6.12     Section 16 Matters. Prior to the Effective Time the Board of Directors of the Company or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered Person of the Company for purposes of Section 16 of the Exchange Act of shares of Company Common Stock or Company Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

      SECTION 6.13     Stock Award Matters.

      (a) The Company shall, and shall cause the administrator(s) of each of the Company Stock Option Plans to, take any and all actions necessary (under the applicable Company Stock Option Plan and otherwise) to cause the Company Options to be treated in accordance with Section 2.4 hereof, including if necessary amending the Company Stock Option Plans and, if necessary, obtaining the consent of the optionholders to such treatment.

      (b) Parent shall file one or more registration statements on Form S-8 (or any other successor or other appropriate form) within five (5) Business Days after the Closing Date, and, if required, one or more registration statements on Form S-3 (or any other successor or other appropriate form) within twenty (20) days after the Closing Date, in each case with respect to the Parent Common Shares subject to options issued pursuant to Section 2.4 and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

      SECTION 6.14     Company ESPP. The Company shall take all actions necessary to provide that, following the date hereof, no additional shares of Company Common Stock shall be issued under the Company’s 1997 Employee Stock Purchase Plan (the “Company ESPP”) and all accumulated payroll deferrals shall be distributed to participants under the Company ESPP as soon as practicable following the date hereof.

      SECTION 6.15     Board of Directors of Parent; Vice Chairman. Effective as of the Effective Time, the size of the Board of Directors of Parent shall be increased from eight (8) to ten (10) members by the appointment of two additional directors of Parent in accordance with this Section 6.15. David R. Bethune shall be appointed as an additional director of Parent effective at the Effective Time. An individual selected by the Board of Directors of the Company from among its members, who shall be reasonably acceptable to the Board of Directors of Parent, consistent with the policies of its Corporate Governance and Nominating Committee, shall be appointed as an additional director of Parent effective at the

Effective Time. If David R. Bethune resigns his seat on the Board of Directors of Parent within four months following the Effective Time, the vacancy resulting from his resignation shall be filled promptly by an individual identified prior to the Effective Time who shall have been selected by the Board of Directors of the Company from among its members and who shall be reasonably acceptable to the Board of Directors of Parent consistent with the policies of its Corporate Governance and Nominating Committee as notified by Parent to the Company prior to the Effective Time. David R. Bethune shall be appointed Vice Chairman of the Board of Directors of Parent for a term of three months commencing at the Effective Time. Parent’s chief executive officer, in consultation with such Vice Chairman of the Board of Directors of Parent, shall be directly responsible for the oversight and direction of the integration of the businesses of the Company and Parent including with respect to the orderly transition of the Company.

      SECTION 6.16     Benefit Matters.

      (a) For a period of not less than twelve (12) months following the Effective Time, the employees of the Company who remain in the employment of the Surviving Corporation and its Subsidiaries (the “Continuing Employees”) shall receive health insurance coverage, a 401(k) plan (including matching contributions) and employee benefits generally that, in each case, are in the aggregate substantially comparable to the employee benefits provided under the Company’s employee benefit plans to such employees immediately prior to the Effective Time; provided, that neither Parent nor the Surviving Corporation nor any of their Subsidiaries shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of shares of capital stock, warrants, options or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangement; provided, further, that no plans or arrangements of the Company or any of its Subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are substantially comparable in the aggregate. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans or to continue the employment of any specific Person or, from modifying the terms or carriers of any specific plans.

      (b) With respect to any employee benefit plan maintained by Parent or Surviving Corporation on or after the Effective Time and in which the Continuing Employees are otherwise eligible to enroll, Parent will, or will cause the Surviving Corporation to (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements otherwise applicable to Continuing Employees, and (ii) provide each Continuing Employee with credit for any co-payments or deductibles paid prior to the Effective Time in satisfying any applicable deductible or out-of-pocket requirements under any employee benefit plan or Included Benefit that constitutes a welfare benefit under Section 3(1) of ERISA.

      (c) On and after the Effective Time, Parent shall, or shall cause the Surviving Company to, recognize the service of each Continuing Employee with the Company or its Subsidiaries for purposes of determining entitlement to vacation and vacation pay and for purposes of vesting and eligibility under any employee benefit plan in which the Continuing Employee is eligible to participate, but not for purposes of benefit accrual under any “employee pension benefit plan” as defined in Section 3(2) of ERISA.

      (d) Prior to the Effective Time, the Company shall take all actions necessary to amend the Company 401(k) Savings and Retirement Plan (the “401(k) Plan”) to provide that, on and after the Effective Time, no additional investments shall be permitted under the Company stock fund under the 401(k) Plan (other than amounts invested in such fund as of the Effective Time).

      (e) (i) Unless and to the extent otherwise instructed by the Company prior to the Closing Date, Parent shall take all actions necessary to, immediately following the Effective Time, offer each holder of an Eligible Assumed Option (as defined below) an amendment at such holder’s election to provide that each Eligible Assumed Option shall be exercisable until the earlier of (A) the expiration of its term or (B) in the case of an Eligible Assumed Option held by a non-employee director of the Company, twelve (12) months following the date of the termination of such holder’s directorship at Parent, the Company or any of Parent’s Affiliates, and in the case any other Eligible Assumed Option, twelve (12) months following the date of termination by Parent or any of its Affiliates of the employment or consultancy of the holder of such Eligible Assumed Option in the event of such termination of employment or consultancy without “Cause” (as defined below) within the twelve (12) month period immediately following the Effective Time.

      (ii) For purposes of this Section 6.16(e), “Cause” shall mean (A) if the employee or consultant materially violates any term of his/her employment or consultancy or any policies of Parent or any of its Affiliates and such violation is not substantially remedied within 30 days of written notice from Parent to such employee or consultant; (B) willful misfeasance, gross negligence or nonfeasance of duty by such employee or consultant that is reasonably likely to be detrimental or damaging or that has the effect of injuring or damaging the reputation, business or business relationships of Parent or any of its Affiliates or any of their respective officers, directors or employees; (C) any arrest, indictment (defined as any proceeding in which “probable cause” is found), conviction (or the civil equivalent) of such employee or consultant or a plea of guilty or nolo contendere by such employee or consultant to a charge based on a federal or state felony or serious criminal or civil offense (even if the crime is classified under the applicable law as a “misdemeanor”), including, but not limited to (x) crimes or civil offenses involving theft, embezzlement, fraud, dishonesty or moral turpitude; (y) crimes or civil offenses based on banking or securities laws (including the Sarbanes-Oxley Act); and (z) civil enforcement actions brought by federal or state regulatory agencies (including the SEC); or (D) willful or prolonged and unapproved absence from work by the employee or consultant or failure, neglect or refusal by the employee or consultant to perform his/her duties and responsibilities as determined by the chief executive officer of Parent in his sole discretion.

      (iii) For purposes of this Section 6.16(e), “Eligible Assumed Option” shall mean a Company Option that (A) is assumed and becomes exercisable for Parent Common Shares pursuant to Section 2.4(a) and (B) is not intended to qualify as an incentive stock option within the meaning of Code Section 422 immediately after the Effective Time. For the avoidance of doubt, Eligible Assumed Options shall include the portion of those Company Options that do not qualify as incentive stock options within the meaning of Code Section 422 immediately after the Effective Time notwithstanding whether the option or grant agreements evidencing such Company Options express an intention to qualify as incentive stock options.

ARTICLE 7.

CLOSING CONDITIONS

      SECTION 7.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval; Parent Shareholder Approval. The Company Stockholder Approval and the Parent Shareholder Approval shall have been obtained.

(b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment or prohibition or order issued by any court of competent jurisdiction or any other Law (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that the parties hereto shall use their reasonable best efforts to have any such order, injunction, judgment or other prohibition vacated or terminated. There shall not be any statute, rule, regulation or order enacted by any U.S. or Canadian Governmental Entity which makes the consummation of the Merger illegal. There shall not be pending by any Governmental Entity any suit, action or proceeding seeking to prohibit the consummation of the Merger or seeking to place material limitations on the ownership of shares of capital stock of the surviving corporation in the Merger or the Second Step Merger.

(d) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC and be continuing.

(e) Nasdaq and TSX Listing. The Parent Common Shares to be issued in the Merger shall have been approved for listing on Nasdaq and the Toronto Stock Exchange, subject to customary conditions (not involving hold periods or restrictions or limitations on the ability to transfer such Parent Common Shares in Canada or the United States, except for restrictions or limitations generally arising under applicable United States or Canadian Laws) and official notice of issuance.

(f) Consents and Approvals. Other than filing the Certificate of Merger and filings pursuant to the HSR Act, all consents, approvals and authorizations of any Governmental Entity required of Parent, the Company or any of their respective Subsidiaries to consummate the Merger, the failure of which to be obtained or taken, individually or in the aggregate, would have a Material Adverse Effect on Parent (determined, for purposes of this clause, after giving effect to the Merger), shall have been obtained.

(g) Governmental Entities. There shall not be pending by any Governmental Entity any suit, action or proceeding (i) seeking to prohibit or materially limit the ownership or operation by Parent or the Surviving Corporation of the business or a material portion of the assets of the Company and its Subsidiaries, taken as a whole, or to compel Parent or the Surviving Corporation to divest any material portion of the business of the Company and its Subsidiaries, taken as a whole, as a result of the Merger, or (ii) seeking to prohibit Parent or the Surviving Corporation from effectively controlling in any material respect the business or operations of the Company and its Subsidiaries taken as a whole.

(h) Restraints. No Restraint that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in clauses (i) or (ii) of paragraph (g) of this Section 7.1 shall be in effect.

      SECTION 7.2     Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representation and warranty to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer and the chief financial officer of the Company to such effect.

(c) Parent Tax Opinion. Parent shall have received the opinion of Latham & Watkins LLP, dated as of the Effective Time, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the Transaction will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and Section 367(a)(1) of the Code will not apply to a stockholder’s surrender of Company Common Stock or Series A Convertible Preferred Stock pursuant to the Transaction (except in the case of a Company stockholder who is or will be a “five-percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). In rendering such opinion, Latham & Watkins LLP shall receive and rely upon representations contained in letters of Parent and the Company to be delivered as of the Effective Time substantially in the forms attached hereto as Exhibits 7.2(c)(i) and 7.2(c)(ii), respectively. The opinion referred to in this Section 7.2(c) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Shareholder Approval referred to in Section 7.1(a), unless further stockholder approval is obtained with appropriate disclosure.

      SECTION 7.3     Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representation and warranty to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Material Adverse Effect on Parent or Merger Sub. The Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer and the chief financial officer of Parent to such effect.

(c) Company Tax Opinion. The Company shall have received the opinion of Morrison & Foerster LLP, dated as of the Effective Time, to the effect that on the basis of the facts, representations and assumptions set forth in such opinion, the Transaction will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and Section 367(a)(1) of the Code will not apply to a stockholder’s surrender of Company Common Stock or Series A Convertible Preferred Stock pursuant to the Transaction (except in the case of a Company stockholder who is or will be a “five-percent transferee shareholder,” within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii), and does not enter into a gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8). In rendering such opinion, Morrison & Foerster LLP shall receive and rely upon representations contained in letters of Parent and the Company to be delivered as of the Effective Time substantially in the form attached hereto as Exhibits 7.2(c)(i) and 7.2(c)(ii), respectively. The opinion referred to in this Section 7.3(c) shall not be waivable after receipt of the Company Stockholder Approval or the Parent Shareholder Approval referred to in Section 7.1(a), unless further stockholder approval is obtained with appropriate disclosure.

ARTICLE 8.

TERMINATION, AMENDMENT AND WAIVER

      SECTION 8.1     Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after approval of the matters presented in connection with the Merger by the stockholders of the Company or the shareholders of Parent:

(a) by mutual written consent of Parent and the Company, which consent shall have been approved by action of their respective Boards of Directors;

(b) by written notice of either the Company or Parent, if the Merger shall not have been consummated prior to December 15, 2004 (the “Outside Date”); provided, however, the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to occur on or before such date; provided, further, that in the event the failure of the Merger to be consummated by such date is caused by a pending investigation or review by a Governmental Entity, either Parent or the Company (unless such extending party or such extending party’s failure to fulfill any obligation under this Agreement has been the cause of, or results in, the existence or continuance of the pending investigation or review) may extend the Outside Date to February 15, 2005;

(c) by written notice of either the Company or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 6.5);

(d) by written notice of Parent, if (i) the Board of Directors of the Company shall have withdrawn or adversely modified, or shall have adopted resolutions to withdraw or adversely modify, the Company Recommendation; or (ii) the Board of Directors of the Company shall have approved or recommended, or shall have adopted resolutions to approve or recommend, to the stockholders of the Company, an Acquisition Proposal other than that contemplated by this Agreement;

(e) by written notice of the Company, if the Board of Directors of Parent shall have withdrawn or adversely modified, or shall have adopted resolutions to withdraw or adversely modify, the Parent Recommendation;

(f) by written notice of Parent, if there has been a breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) cannot be cured prior to the Outside Date, provided that Parent shall have given the Company written notice, delivered at least twenty days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(f) and the basis for such termination;

(g) by written notice of the Company, if there has been a breach by Parent of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) cannot be cured prior to the Outside Date, provided that the Company shall have given Parent written notice, delivered at least twenty days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination; or

(h) by written notice of either Parent or the Company if (i) the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to adopt and approve this Agreement is taken, or (ii) the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders’ Meeting duly convened therefor (or at any adjournment or postponement thereof) at which a quorum is present and the vote to approve the Share Issuance is taken.

      SECTION 8.2     Effect of Termination.

      (a) Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except with respect to Sections 6.3(c) and 8.2 and Article 9 and with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

      (b) Termination Expenses.

      (i) If this Agreement is terminated pursuant to Section 8.1(f) or under circumstances in which a Termination Fee is due pursuant to Section 8.2(c), then the Company shall pay Parent an amount equal to the sum of Parent’s Expenses for which Parent has not theretofore been reimbursed by the Company up to an amount equal to (together with all such theretofore reimbursed amounts) $2 million. If this Agreement is terminated pursuant to Section 8.1(g), then Parent shall pay to the Company an amount equal to the sum of the Company’s Expenses for which the Company has not theretofore been reimbursed by Parent up to an amount equal to (together with all such theretofore reimbursed amounts) $2 million. Payment of Expenses pursuant to the foregoing sentences of this Section 8.2(b) shall be made not later than two Business Days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the ninetieth day after such party delivers such notice of demand for payment).

      (ii) If, following a Change of Recommendation in accordance with Section 6.4(e) which the Company shall have publicly announced, the Company shall have requested in writing that Parent terminate this Agreement pursuant to Section 8.1(d), and Parent shall not have so terminated this Agreement within seven days following such request, Parent shall pay to the Company an amount equal to $2 million within two Business Days after the expiration of such period.

      (c)     Termination Fee.

      (i) In the event that this Agreement is terminated pursuant to Section 8.1(d), then the Company shall pay to Parent, within two Business Days following written notice of such termination, a termination fee of $25 million (the “Termination Fee”).

      (ii) In the event that the Board of Directors of the Company shall have withdrawn or adversely modified the Company Recommendation prior to the Company Stockholders’ Meeting and this Agreement is terminated pursuant to Section 8.1(h)(i), then the Company shall pay to Parent, within two Business Days following written notice of such termination, the Termination Fee.

      (iii) In the event that (A) (i) the Company fails to hold the Company Stockholders’ Meeting on or prior to the fifth (5th) Business Day prior to the Outside Date, and (x) at such time there are no restrictions under applicable Law, imposed by a Governmental Entity or arising from any act or omission of Parent that prohibit or materially impede or delay the Company from holding the Company Stockholders’ Meeting by the fifth (5th) Business Day prior to the Outside Date and (y) there were no such restrictions effective prior to such time that prevented or materially impeded or delayed the Company from calling or holding the Company Stockholders’ Meeting by the fifth (5th) Business Day prior to the Outside Date, and (z) Parent has duly called the Parent Shareholders’ Meeting to be held on or prior to the fifth (5th) Business Day prior to the Outside Date and this Agreement is terminated pursuant to Section 8.1(b), (ii) this Agreement is terminated pursuant to Section 8.1(f) as a result of a breach by the Company of any covenant or agreement in this Agreement or (iii) this Agreement is terminated pursuant to Section 8.1(h)(i), and in the case of each of the foregoing clauses (i), (ii) and (iii), at any time after the date of this Agreement and before such termination pursuant to Section 8.1(b) or (f) or, in the case of termination under Section 8.1(h)(i), the vote on this Agreement at the Company Stockholders’ Meeting (or any adjournment or postponement thereof), as the case may be, an Acquisition Proposal with respect to the Company shall have been publicly announced and (B) an Acquisition Proposal with respect to the Company is consummated or the Company enters into a definitive agreement with respect to an Acquisition Proposal, in either case, within twelve months following the termination of this Agreement, then the Company shall pay the Termination Fee to Parent within two Business Days after the earlier of the consummation of such Acquisition Proposal or execution of a definitive agreement with respect to such Acquisition Proposal.

      (d)     Termination Payments. All payments under this Section 8.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment. The Company and Parent acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither the Company nor Parent would enter into this Agreement. Accordingly, if Parent or the Company fails promptly to pay any amount due pursuant to this Section 8.2 and, in order to obtain such payment, Parent or the Company, as the case may be, commences a suit which results in a judgment against the other party for the fee set forth in this Section 8.2, such defaulting party shall pay to the prevailing party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

      SECTION 8.3     Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger or the Share Issuance by the stockholders of the Company or the shareholders of Parent, as the case may be, no amendment may be made without further stockholder approval which, by Law or in accordance with the rules of Nasdaq or the Toronto Stock Exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

      SECTION 8.4     Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company or the shareholders of Parent, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of Nasdaq or the Toronto Stock Exchange, requires further approval by such stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

      SECTION 8.5     Fees and Expenses. Subject to Sections 6.1(d), 8.2(a) and 8.2(b), all Expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same.

ARTICLE 9.

GENERAL PROVISIONS

      SECTION 9.1     Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

      SECTION 9.2     Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission

(but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on the next Business Day if transmitted by national overnight courier, in each case as follows:

(a) If to Parent or Merger Sub, addressed to it at:

QLT Inc.
887 Great Northern Way
Vancouver, British Columbia
Canada
V5T 4T5
Fax: (604) 707-7369
Attn: President and Chief Executive Officer

with a copy to:

Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, California 94025
Fax: (650) 463-2600
Attention: Ora T. Fisher

and a copy to:

Farris, Vaughan, Wills & Murphy
2500-700 W. Georgia St.
Vancouver, British Columbia
V7X 1B3
Fax: (604) 661-9349
Attention: R. Hector MacKay-Dunn, QC

(b) If to the Company, addressed to it at:

Atrix Laboratories, Inc.
2579 Midpoint Drive
Fort Collins, CO
Fax: (970) 482-5978
Attn: Chairman of the Board and Chief Executive Officer

with a copy to:

Morrison & Foerster LLP
5200 Republic Plaza
370 Seventeenth Street
Denver, Colorado 80202-5638
Fax: (303) 592-1510
Attention: Warren L. Troupe

SECTION 9.3 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acquisition Proposal” means any offer or proposal made by a Person other than Parent or Merger Sub concerning any (a) merger, consolidation, business combination, or similar transaction involving the Company or any Subsidiary of the Company pursuant to which the stockholders of the Company immediately prior to such transaction would own less than 85% of the aggregate voting power of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof), (b) sale, exclusive license or other disposition directly or indirectly of assets of the Company or the Company’s Subsidiaries representing 15% or more of the consolidated assets of the Company and the Company’s Subsidiaries, (c) issuance, sale, or other disposition of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case by the Company representing 15% or more of the voting power of the Company or (d)

transaction in which any Person shall acquire beneficial ownership, or the right to acquire beneficial ownership or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding voting capital stock of the Company.

(b) “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

(c) “ANDA” means abbreviated new drug application.

(d) “beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

(e) “BLA” means biologics license application.

(f) “Blue Sky Laws” means state securities or “blue sky” Laws.

(g) “Business Day” means any day on which banks are not required or authorized to close in the City of New York or the Province of British Columbia.

(h) “CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

(i) “Company Option” means any option to purchase Company Common Stock.

(j) “Company Stock-Based Award” means any stock appreciation right, “phantom” stock right, performance unit, right to receive shares of Company Common Stock on a deferred basis or other right (other than Company Preferred Stock, Company Options and the Warrant) that are linked to the value of Company Common Stock.

(k) “Company Stock Option Plans” means the Company’s Amended and Restated Performance Stock Option Plan, as amended, Non-Qualified Stock Option Plan, as amended, 2000 Stock Incentive Plan, 1999 Non-Employee Director Stock Incentive Plan and 1997 Employee Stock Purchase Plan and in each case, the addendums thereto, or any other plan, agreement or arrangement pursuant to which Company Options have been issued as of the Effective Time.

(l) “Contracts” means any of the agreements, contracts, leases, powers of attorney, notes, loans, evidence of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, instruments, obligations, commitments, binding purchase and sales orders and other executory commitments to which either party is a party or to which any of the assets of either party are subject, whether oral or written, express or implied.

(m) “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of securities or as trustee or executor, by Contract or credit arrangement or otherwise.

(n) “delivered” or “made available” (or words of similar import) shall include all documents and materials made available in the Company’s data room in Denver, Colorado or Parent’s data room in Vancouver, British Columbia, as the case may be.

(o) “Designated Offshore Securities Market” has the meaning ascribed to such term in Rule 902(b) under the Securities Act.

(p) “Designated Territory” means the United States, Canada, the European Union and Japan.

(q) “Environmental Laws” means any Law relating to the pollution, protection, investigation or restoration of the environment, health and safety as affected by the environment or natural resources, including those relating to the use, handling, presence, transportation, treatment, storage, disposal, release, threatened release or discharge of Hazardous Materials or noise, odor, wetlands, pollution or contamination.

(r) “Environmental Permits” means any permit, approval, identification number, license and other authorization required under any applicable Environmental Law.

(s) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

(t) “ERISA Affiliate” means any entity or trade or business (whether or not incorporated) other than the Company that together with the Company is considered under common control and treated as a single employer under Section 4.14(b), (c), (m) or (o) of the Code.

(u) “Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and Joint Proxy/ Prospectus, as applicable, and the solicitation of shareholder or stockholder approvals and all other matters related to the transactions contemplated hereto.

(v) “Filed Company SEC Filings” means the Company SEC Filings filed by the Company and publicly available prior to the date of this Agreement.

(w) “Filed Parent SEC Filings” means the Parent SEC Filings filed by Parent with the SEC and publicly available prior to the date of this Agreement.

(x) “group” is defined as in the Exchange Act, except where the context otherwise requires.

(y) “Hazardous Materials” means (i) any petroleum, petroleum products, byproducts or breakdown products, radioactive materials, asbestos-containing materials or polychlorinated biphenyls or (ii) any chemical, material or other substance defined or regulated as toxic or hazardous or as a pollutant or contaminant or waste under any applicable Environmental Law.

(z) “Intellectual Property” means intellectual property or other proprietary rights of every kind, foreign or domestic, including all patents, patent applications, inventions (whether or not patentable), processes, products, technologies, discoveries, copyrightable and copyrighted works, web site content, apparatus, trade secrets, trademarks, trademark registrations and applications, domain names, service marks, service mark registrations and applications, trade names, trade secrets, know-how, trade dress, copyright registrations, customer lists, confidential marketing and customer information, licenses, confidential technical information, software, and all documentation thereof.

(aa) “Knowledge” of (i) the Company means the actual knowledge of the persons listed in respect of the Company in Section 9.3(aa) of the Company Disclosure Schedule, and (ii) Parent means the actual knowledge of persons listed in respect of Parent in such same Section 9.3(aa), in each case after such investigation as would be performed by a reasonable individual in the ordinary course of his or her duties.

(bb) “Law” means any federal, state, local, municipal, foreign (including Canadian, federal and provincial), international, multinational or other administrative order, constitution, law, ordinance, rule, guidance, principle of common law, regulation, statute or treaty, including (i) all federal and state fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the federal Stark Law (42 U.S.C. § 1395nn and § 1395(q)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), and the regulations promulgated pursuant to such statutes; (ii) the federal Food Drug and Cosmetic Act; (iii) Medicare; (iv) Medicaid; and (v) quality, safety, pricing and accreditation standards and requirements of all applicable state Laws or regulatory bodies (collectively, items (i) through (v) are referred to herein as “Health Care Laws”).

(cc) “Material Adverse Effect”, as used with respect to the Company or Parent, as the case may be, means any change, effect, event, occurrence, state of facts or development which individually or in the aggregate would reasonably be expected to result in any change or effect, that (i) is materially adverse to the business, financial condition, assets, liabilities (contingent or otherwise) or results of operations of such entity and its Subsidiaries, in each case taken as a whole, or (ii) would reasonably be expected to prevent or materially impede or delay the consummation by such entity of the Merger or the other transactions contemplated by this Agreement; provided, however, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: any change, effect, event, occurrence, state of facts or development (A)(1) in Canadian, United States or global financial or securities markets or the Canadian, United States or global economy in general, including any fluctuation, in and of itself, in the price of Parent Common Shares or shares of Company Common Stock, as the case may be (it being understood that the facts or occurrences giving rise or contributing to such fluctuation may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (2) in the biopharmaceutical industry in general, or (3) in Laws of general applicability (or interpretations thereof by Governmental Entities), in each case to the extent that the effects thereof do not materially disproportionately impact the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be; (B) relating to the execution or public announcement of this Agreement and the transactions contemplated hereby, or any actions or omissions taken as required in this Agreement; (C) arising from changes in GAAP or regulatory accounting requirements; and (D) resulting from actions, recommendations or decisions of the FDA with respect to NDAs, BLAs, ANDAs or sNDAs of the Company, Parent or any of their respective actual or potential competitors.

(dd) “Nasdaq” means the Nasdaq Stock Market.

(ee) “NDA” means new drug application.

(ff) “Parent Option” means any option to purchase Parent Common Shares.

(gg) “Parent Share-Based Award” means any stock appreciation rights, “phantom” stock rights, performance units, rights to receive Parent Common Shares on a deferred basis or other rights (other than Parent Preferred Shares and the Parent Options) that are linked to the value of Parent Common Shares.

(hh) “Parent Stock Option Plan” Parent’s 1998 Incentive Stock Option Plan and 2000 Incentive Stock Option Plan.

(ii) “Permitted Lien” means (i) Liens for Taxes, assessments or similar charges incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (ii) pledges or deposits made in the ordinary course of business consistent with past practice; (iii) Liens of mechanics, materialmen, warehousemen or other like Liens securing obligations incurred in the ordinary course of business consistent with past practice that are not yet due and payable or are being contested in good faith; (iv) Liens incurred in connection with capital leases and purchase money financings solely with respect to properties so financed; and (v) similar Liens and encumbrances which are incurred in the ordinary course of business consistent with past practice and which do not in the aggregate materially detract from the value of such assets or properties or materially impair the use thereof in the operation of such business.

(jj) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity; and

(kk) “Share Issuance” means the issuance of Parent Common Shares pursuant to Section 2.1(a).

(ll) “sNDA” means supplemental new drug application.

(mm) “Subsidiary” or “Subsidiaries” of any Person means, with respect to such Person, any corporation, partnership, joint venture or other legal entity of which such Person (either alone or through or together with any other subsidiary), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such corporation or other legal entity.

(nn) “Superior Proposal” means any bona fide offer or proposal (on its most recently amended or modified terms, if amended or modified (each such amendment or modification being deemed a new Superior Proposal)) made by a Person other than Parent or Merger Sub that concerns any merger, consolidation, tender offer, exchange offer, asset acquisition (including by exclusive license), stock or other securities issuance, business combination or similar transaction involving the Company or any Subsidiary of the Company that if consummated would result in a third party (or its stockholders) owning, directly or indirectly, all or substantially all of the shares of Company Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all the assets of the Company, which the Board of Directors of the Company determines in good faith (after consultation with a financial advisor of nationally recognized reputation) to be (i) more favorable to the stockholders of the Company from a financial point of view (taking into account probability of closing and all other terms and conditions of such proposal and this Agreement and any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise) than the Merger and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal.

(oo) “Taxes” means all taxes of whatever kind or nature, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or other similar fees, assessments or charges of any kind whatsoever (together with any interest and any penalties, additions to tax or additional amounts), whether disputed or not, imposed by any Governmental Entity or taxing authority (domestic or foreign).

(pp) “Tax Returns” means any report, return (including information return), claim for refund, or statement relating to Taxes or required to be filed with any Tax authority (domestic or foreign), including any schedule or attachment thereto, and including any amendments thereof.

(qq) “Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

      SECTION 9.4     Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

“2000 Certificate of Designations”	Section 5.1(a)
“401(k) Plan”	Section 6.16(d)
“Aggregate Appraisal Value”	Section 2.1(f)
“Aggregate Cash Amount”	Section 2.1(f)
“Aggregate Company Share Number”	Section 2.1(f)
“Aggregate Parent Share Number”	Section 2.1(f)
“Aggregate Parent Share Value”	Section 2.1(f)
“Agreement”	Preamble
“Appraisal Shares”	Section 2.1(e)
“Biologic”	Section 3.17(a)
“Canadian Filings”	Section 4.5(a)
“Cause”	Section 6.16(e)(ii)
“Certificate of Merger”	Section 1.2
“Certificate”	Section 2.1(a)(iii)
“Change of Recommendation”	Section 6.4(e)
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Closing Parent Share Price”	Section 2.1(f)
“Closing Transaction Value”	Section 2.1(f)
“Code”	Recitals

“Common Cash Consideration”	Section 2.1(a)(i)
“Common Merger Consideration”	Section 2.1(a)(i)
“Common Share Consideration”	Section 2.1(a)(i)
“Company”	Preamble
“Company Benefit Agreements”	Section 3.11(b)(iii)
“Company Benefit Plan”	Section 3.10(a)
“Company Bylaws”	Section 3.1
“Company Certificate of Incorporation”	Section 3.1
“Company Common Stock”	Section 2.1(a)(i)
“Company Disclosure Schedule”	Article 3
“Company ESPP”	Section 6.14
“Company Form 10-K”	Section 3.5(c)
“Company Material Contract”	Section 3.8(a)
“Company Preferred Stock”	Section 3.3(a)
“Company Products & Technology”	Section 3.15(h)
“Company Recommendation”	Section 6.2(c)
“Company Rights Plan”	Section 3.3(a)(iv)
“Company Rights”	Section 3.3(a)(iv)
“Company SEC Filings”	Section 3.5(a)
“Company Stockholder Approval”	Section 3.20
“Company Stockholders’ Meeting”	Section 6.2(a)
“Confidentiality Agreement”	Section 6.3(c)
“Continuing Employees”	Section 6.16(a)
“Conversion Number”	Section 2.1(a)(ii)
“Covered Settlement”	Section 6.9(d)
“D&O Insurance”	Section 6.9(b)
“Designated Law Firm”	Section 6.9(b)
“Designated Person”	Section 6.9(b)
“DGCL”	Recitals
“DOL”	Section 3.10(a)
“Drug”	Section 3.17(a)
“Effective Time”	Section 1.2
“Eligible Assumed Option”	Section 6.16(e)(iii)
“Exchange Act”	Section 3.4(c)(iii)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratio”	Section 2.1(a)(i)
“Excluded Common Shares”	Section 2.1(a)(i)
“Excluded Preferred Shares”	Section 2.1(a)(ii)
“Excluded Shares”	Section 2.1(a)(ii)
“FDA”	Section 3.9
“FDCA”	Section 3.9
“First Step Merger”	Recitals
“Foreign Plan”	Section 3.10(g)
“GAAP”	Section 3.5(b)
“Governmental Entity”	Section 3.4(c)
“HSR Act”	Section 3.4(c)(i)
“Indemnified Parties”	Section 6.9(a)
“Intellectual Property Rights”	Section 3.15(a)
“Internal Controls”	Section 3.18(b)
“IRS”	Section 3.10(a)
“Joint Proxy/ Prospectus”	Section 6.1(a)
“Liens”	Section 3.2

“Medical Device”	Section 3.17(a)
“Merger”	Recitals
“Merger Consideration”	Section 2.1(a)(iii)
“Merger Sub”	Preamble
“Multiemployer Plan”	Section 3.10(d)
“Option Exchange Ratio”	Section 2.4(a)
“Outside Date”	Section 8.1(b)
“Parent”	Preamble
“Parent Form 10-K”	Section 4.5(c)
“Parent Articles”	Section 4.1
“Parent Closing Price”	Section 2.2(e)
“Parent Common Shares”	Section 2.1(a)(i)
“Parent Convertible Notes”	Section 4.3(b)
“Parent Disclosure Schedule”	Article 4
“Parent Material Contract”	Section 4.8(a)
“Parent Notice of Articles”	Section 4.1
“Parent Preferred Shares”	Section 4.3(a)
“Parent Product”	Section 4.12(c)
“Parent Recommendation”	Section 6.2(d)
“Parent Rights”	Section 2.1(g)
“Parent Rights Plan”	Section 2.1(g)
“Parent SEC Filings”	Section 4.5(a)
“Parent Shareholder Approval”	Section 4.15
“Parent Shareholders’ Meeting”	Section 6.2(b)
“Parent Takeover”	Section 6.3(b)
“Permits”	Section 3.9
“Preferred Cash Consideration”	Section 2.1(a)(ii)
“Preferred Exchange Ratio”	Section 2.1(a)(ii)
“Preferred Merger Consideration”	Section 2.1(a)(ii)
“Preferred Share Consideration”	Section 2.1(a)(ii)
“Proxy Statement”	Section 6.1(a)
“Registration Statement”	Section 6.1(a)
“Representatives”	Section 6.3(a)
“Restraints”	Section 7.1(c)
“Sarbanes-Oxley Act”	Section 3.18(a)
“SEC”	Section 3.4(c)(ii)
“Second Merger Sub”	Section 1.6
“Second Step Merger”	Section 1.6
“Securities Act”	Section 3.5(a)
“Series A Convertible Preferred Stock”	Section 2.1(a)(i)
“Series A Preferred Stock”	Section 3.3(a)
“Superior Proposal Notice”	Section 6.4(c)
“Surviving Corporation”	Section 1.1
“Termination Fee”	Section 8.2(c)(i)
“Transaction”	Recitals
“Warrant”	Section 3.3(a)(iv)

      SECTION 9.5     Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and

“hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person or Person are also to its permitted successors and assigns. All amounts expressed as “$” or “dollars” shall mean U.S. dollars.

      SECTION 9.6     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

      SECTION 9.7     Entire Agreement. This Agreement (together with the Exhibits, Parent and Company Disclosure Schedules and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.

      SECTION 9.8     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any assignment contrary to the provisions of this Section 9.8 shall be void.

      SECTION 9.9     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 6.9, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

      SECTION 9.10     Mutual Drafting. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

      SECTION 9.11     Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

      SECTION 9.12     Enforcement. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and

(c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware (other than to enforce the judgment of such court). EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB AND THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

      SECTION 9.13     Disclosure. Any matter disclosed in any section of a party’s Disclosure Schedule shall be considered disclosed for other sections of such Disclosure Schedule, for which it is reasonably apparent that such matter is pertinent to a particular section of a party’s Disclosure Schedule. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

      SECTION 9.14     Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature page follows]

      IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

QLT INC.

By:	/s/ PAUL J. HASTINGS

Name: Paul J. Hastings

Title:	President and Chief Executive Officer

ASPEN ACQUISITION CORP.

By:	/s/ PAUL J. HASTINGS

Name: Paul J. Hastings
Title: President

ATRIX LABORATORIES, INC.

By:	/s/ DAVID R. BETHUNE

Name: David R. Bethune

Title:	Chairman of the Board and

Chief Executive Officer

[SIGNATURE PAGE — AGREEMENT AND PLAN OF MERGER]

ANNEX B

OPINION OF BANC OF AMERICA SECURITIES LLC

June 14, 2004

Board of Directors

Atrix Laboratories, Inc.
2579 Midpoint Drive
Fort Collins, CO 80525

Members of the Board of Directors:

      You have requested our opinion as to the fairness from a financial point of view to the holders of common stock of Atrix Laboratories, Inc., a Delaware corporation (the “Company”), of the consideration proposed to be received by such holders in connection with the proposed merger (the “Merger”) of the Company with a wholly-owned subsidiary of QLT Inc., a company organized under the laws of the Province of British Columbia, Canada (“Parent”). Pursuant to the terms of the Agreement and Plan of Merger dated as of June 14, 2004 (the “Agreement”) among the Company, Parent and Aspen Acquisition Corp., the Company will become a wholly-owned subsidiary of Parent, and each share of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”), other than shares held in treasury or owned by Parent or any subsidiary of Parent or the Company or as to which appraisal rights have been perfected, shall be converted into the right to receive, subject to certain adjustments specified in the Agreement, (i) 1.0000 common share, no par value per share (the “Parent Common Shares”), of Parent (the “Stock Consideration”) and (ii) $14.61 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”). The terms and conditions of the Merger are more fully set out in the Agreement.

      For purposes of the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other business and financial information of the Company and Parent, respectively;

(ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Parent, respectively;

(iii) analyzed certain financial forecasts prepared by the managements of the Company and Parent, respectively, and discussed with management of the Company certain adjustments to Parent’s forecast;

(iv) reviewed and discussed with senior executives of the Company and Parent their views of certain strategic, financial and operational benefits anticipated from the Merger;

(v) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company and discussed the past and current operations, financial condition and prospects of Parent with senior executives of Parent;

(vi) reviewed the pro forma impact of the Merger on Parent’s earnings per share, cash flow, consolidated capitalization and financial ratios;

Board of Directors
Atrix Laboratories, Inc.
June 14, 2004

(vii) reviewed information prepared by members of senior management of the Company and Parent relating to the relative contributions of the Company and Parent to the combined company;

(viii) reviewed the reported prices and trading activity for the Company Common Stock and the Parent Common Shares;

(ix) compared the financial performance of the Company and Parent and the prices and trading activity of the Company Common Stock and the Parent Common Shares with that of certain other publicly traded companies we deemed relevant;

(x) compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xi) participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

(xii) reviewed the Agreement and certain related documents; and

(xiii) performed such other analyses and considered such other factors as we have deemed appropriate.

      We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company and Parent. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals.

      We have assumed that the Merger will be consummated as provided in the Agreement, with full satisfaction of all covenants and conditions set forth in the Agreement and without any waivers thereof. We have also assumed that in connection with the receipt of regulatory approvals required to consummate the Merger, no conditions will be imposed upon the Company or Parent that would have a material adverse effect on Parent, the Company or the benefits expected to be derived in the Merger. You have informed us, and we have assumed, that the Merger will be immediately followed by the Second Step Merger (as defined in the Agreement) and that the Transaction (as defined in the Agreement) will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. We note that the Agreement provides that the Company will, at Parent’s direction, exercise its option to cause all outstanding shares of the Company’s Series A Convertible Exchangeable Preferred Stock (“Preferred Stock”) to be converted into Company Common Stock prior to consummation of the Merger. We have assumed that all such shares of Preferred Stock will be so converted, and we express no opinion as to such conversion. We further express no opinion as to whether any alternative transaction might produce consideration for holders of Company Common Stock in an amount in excess of the Merger Consideration.

      We have acted as sole financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. We or our affiliates have provided to the Company, and may in the future provide to the Company and Parent, financial advisory and financing services and have received or may in the future receive fees for the rendering of these services. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or loans of the Company and Parent for our own

Board of Directors
Atrix Laboratories, Inc.
June 14, 2004

account or for the accounts of customers, and accordingly, we or our affiliates may at any time hold long or short positions in such securities or loans.

      It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion does not in any manner address the prices at which the Parent Common Shares will trade following consummation of the Merger. In addition, we express no opinion or recommendation as to how the stockholders of the Company and Parent should vote at the stockholders’ meetings held in connection with the Merger.

      Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Merger Consideration to be received by the holders of Company Common Stock in the proposed Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/ BANC OF AMERICA SECURITIES LLC

BANC OF AMERICA SECURITIES LLC

ANNEX C

OPINION OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

June 14, 2004

Board of Directors
QLT Inc.
887 Great Northern Way
Vancouver, British Columbia
Canada V5T 4T5

Members of the Board of Directors:

      QLT Inc. (“QLT”), Aspen Acquisition Corp., wholly owned subsidiary of QLT (“Merger Sub”), and Atrix Laboratories, Inc. (“Atrix”) propose to enter into an Agreement and Plan of Merger, dated as of June 14, 2004 (the “Agreement”), pursuant to which Merger Sub will be merged with and into Atrix in a transaction (the “First Step Merger”) in which each outstanding share of common stock, par value $0.001 per share (the “Atrix Share”), of Atrix will be converted into the right to receive, subject to certain adjustments as set forth in the Agreement, (i) 1.0000 common share, no par value (the “QLT Share”), of QLT (the “Share Consideration”) and (ii) $14.61 in cash (the “Cash Consideration” and, together with the Share Consideration, the “Consideration”). The Agreement further provides that, following the consummation of the First Step Merger, Atrix, as the surviving corporation in the First Step Merger, will be merged with and into a wholly owned subsidiary of QLT (the “Second Step Merger” and, together with the First Step Merger, the “Transaction”).

      You have asked us whether, in our opinion, the Consideration to be paid by QLT is fair from a financial point of view to QLT.

      In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to Atrix and QLT that we deemed to be relevant;

(2) Reviewed certain information relating to the business, earnings, cash flow, assets, liabilities and prospects of Atrix and QLT, including financial forecasts relating to Atrix and QLT, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (collectively, the “Expected Synergies”), furnished to us by QLT;

(3) Conducted discussions with members of senior managements of Atrix and QLT concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Transaction and the Expected Synergies;

(4) Reviewed the market prices and valuation multiples for the Atrix Shares and the QLT Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of Atrix and QLT and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of Atrix and QLT and their financial and legal advisors;

(8) Reviewed the potential pro forma impact of the Transaction;

(9) Reviewed the Agreement; and

(10) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

      In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Atrix or QLT or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of Atrix or QLT under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of Atrix or QLT. With respect to the financial forecast information relating to Atrix and QLT and the Expected Synergies prepared by the management of QLT and furnished to or discussed with us by Atrix and QLT, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of QLT’s management as to the expected future financial performance of Atrix or QLT, as the case may be, and the Expected Synergies. With respect to publicly available financial forecast information relating to Atrix and QLT, we have been advised, and have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Atrix and QLT. We also have assumed that all of the outstanding shares of Series A Convertible Exchangeable Preferred Stock, par value $0.001 per share, of Atrix will be converted into the Atrix Shares in accordance with their terms prior to the consummation of the First Step Merger. We have further assumed that the Transaction will qualify as a reorganization for U.S. federal income tax purposes.

      Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

      We are acting as financial advisor to QLT in connection with the Transaction and will receive a fee from QLT for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, QLT has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of our business, we may actively trade the Atrix Shares and other securities of Atrix, as well as the QLT Shares and other securities of QLT, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      This opinion is for the use and benefit of the Board of Directors of QLT. Our opinion does not address the merits of the underlying decision by QLT to engage in the Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of QLT. We are not expressing any opinion herein as to the prices at which the QLT

Shares or the Atrix Shares will trade following the announcement or the price at which the QLT Shares will trade following the consummation of the Transaction.

      On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid by QLT is fair from a financial point of view to QLT.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
________________________________________ MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

ANNEX D

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

Section 262.     Appraisal Rights.

      (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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